As filed with the Securities and Exchange Commission on November 18, 2020
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Affirm Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	84-2224323 (I.R.S. Employer Identification Number)

Affirm Holdings, Inc.
650 California Street
San Francisco, California 94108
Telephone: (415) 984-0490
(Address including zip code, telephone number, including area code, of Registrant’s Principal Executive Offices)

Max Levchin
Chief Executive Officer
Affirm Holdings, Inc.
650 California Street
San Francisco, California 94108
Telephone: (415) 984-0490
(Name, address including zip code, telephone number, including area code, of agent for service)

Copies To:
Gregg A. Noel, Esq. P. Michelle Gasaway, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 Telephone: (650) 470-4500	Sharda Caro del Castillo Chief Legal Officer Affirm Holdings, Inc. 650 California Street San Francisco, California 94108 Telephone: (415) 984-0490	Byron B. Rooney, Esq. Emily Roberts, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fees
Class A common stock, $0.00001 par value per share	$100,000,000	$10,910

(1)
Includes shares of Class A common stock that the underwriters may purchase pursuant to the option to purchase additional shares, if any.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Preliminary
Prospectus
SUBJECT TO COMPLETION,
DATED NOVEMBER 18, 2020
Affirm Holdings, Inc.

Class A Common StockShares

Affirm Holdings, Inc. is offering           shares of Class A common stock. This is our initial public offering, and no public market currently exists for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $          and $          per share.
Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to 15 votes and will be convertible at any time into one share of Class A common stock. Immediately following this offering, the holders of our outstanding shares of Class B common stock will hold approximately       % of the voting power of our outstanding capital stock, and those stockholders who held our capital stock prior to the completion of this offering will hold approximately       % of the voting power of our outstanding capital stock. Further, Max Levchin, our Founder, Chairman and Chief Executive Officer, will have voting control over approximately       % of the voting power of our outstanding capital stock immediately following this offering.
We are an “emerging growth company” as defined in the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public company reporting requirements.
We have applied for listing of our Class A common stock on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “AFRM”.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 25.
PRICE $        A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to Us
Per Share	$	$	$
Total	$	$	$
(1) See “Underwriting” beginning on page 191 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase up to an additional       shares of our Class A common stock at the initial public offering price less underwriting discounts and commissions.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Delivery of the shares of Class A common stock is expected to be made on            , 2020.
(in reverse alphabetical order)

Morgan Stanley	Goldman Sachs & Co. LLC	Allen & Company LLC
RBC Capital Markets	Credit Suisse	Barclays
Truist Securities	Siebert Williams Shank	Deutsche Bank Securities

The date of this prospectus is            , 2020.

Building Honest Financial Products That Improve Lives.

affirm

Our Vision:

To be as ubiquitous, secure, and convenient as legacy networks, yet far more transparent, honest, and both consumer and merchant-centric.

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"We put what is good for our consumers first and will never benefit from their mistakes or misfortunes."

We have been working towards this vision for nearly a decade, and our products have helped millions of consumers and thousands of merchants. In the very beginning, we attracted a handful of partners that shared our vision and built ourselves what we could not find elsewhere. A true platform, of course, is built on lasting partnerships of many aligned businesses.

Today, we are proud to have partnered widely. We count some of the world's largest retailers as well as small businesses, and key merchant platforms among those that embraced Affirm's innovative approach. Numerous financial institutions have joined Affirm to provide competitively-priced capital. We work with other, well-established payment networks to enhance their vast reach with our moral technology.

We are still a small, but rapidly growing piece of the ecosystem we'd set out to reinvent. Our core strengths and competitive advantages remain in two fundamental areas: we are very good at technology, and we are committed to *being* good. We know how to maximize the value of data, and we make it work on behalf of our customers. We've powered billions of dollars in transactions, yet we have never charged a single late fee.

We believe that companies both established and new that peddle toxic financial products and derive profit from their consumers' missteps — like credit cards and other products with deferred interest — will find themselves in a shrinking minority before too long. We intend to hasten this change by offering honest alternatives in partnership with businesses similarly focused on their consumers' long-term prosperity, as well as their own.

We wouldn't be able to continue this pace of innovation while staying true to our founding vision and our core values without a truly special team. Affirmers, as we like to be called, are all here to build a great, growing, sustainable business, one that stands the test of time, but there is more to it than that: we are united by our commitment to improve the lives of consumers and to help our partners grow their businesses. We invest significantly in research and development; and when such tradeoffs arise, we try to choose long-term strategic benefits over short-term profit opportunities.

I am grateful that you are considering an investment in Affirm's initial public offering, and excited that through this, are thinking of supporting our mission to build honest financial products that improve lives.

Max Levchin

6.2M+

Consumers[1]

6,500+

Merchants

64%

From Repeat Consumers[2]

$10.7B

GMV Since FY 2017

100%+

Dollar-based Merchant Retention Rate

78

NPS

77%
Growth
$4.6B
$2.6B
GMV
FY 2016
FY 2017
FY 2018
FY 2019
FY 2020

1) Since inception 2) For fiscal year 2020

Neither we nor any of the underwriters has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared and filed with the Securities and Exchange Commission (the “SEC”). We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell shares of Class A common stock only under the circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus (or as of any earlier date as of which such information is provided), regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside of the United States: Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and this distribution of this prospectus outside of the United States.
Through and including            ,     (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Affirm,” the “company,” “we,” “our,” “us,” or similar terms refer to Affirm Holdings, Inc. and its subsidiaries. Unless we indicate otherwise or the context otherwise requires all references in this prospectus (i) to “common stock” refer to our Class A common stock and Class B common stock, except that for historical periods it refers to our single class of common stock, and (ii) to “existing common stock” refer to our common stock outstanding immediately prior to this offering.
Our Mission
Deliver honest financial products that improve lives.
Our Company
We are building the next generation platform for digital and mobile-first commerce. We believe by using modern technology, the very best engineering talent, and a mission-driven approach we can reinvent the payment experience. Our solutions, which are built on trust and transparency, make it easier for consumers to spend responsibly and with confidence, easier for merchants to convert sales and grow, and easier for commerce to thrive.
Legacy payment options, archaic systems, and traditional risk and credit underwriting models can be harmful, deceptive, and restrictive to both consumers and merchants. They are not well-suited for increasingly digital and mobile-first commerce, and are built on legacy infrastructure that does not support the innovation required for modern commerce to evolve and flourish.
Our platform addresses these problems. Today, it comprises three core elements: a point-of-sale payment solution for consumers, merchant commerce solutions, and a consumer-focused app.
Our point-of-sale solution allows consumers to pay for purchases in fixed amounts without deferred interest, hidden fees, or penalties. We empower consumers to pay over time rather than paying for a product entirely upfront. This increases consumers’ purchasing power and gives them more control and flexibility. Our platform facilitates both true 0% APR payment options and interest bearing loans. With 0% APR, consumers pay zero interest and zero additional costs. On the interest bearing loans we facilitate, we charge simple interest, which means consumers pay fixed amounts of interest that they agree to up front, and the interest never compounds. We believe in treating people fairly, which is why consumers never pay more than what was agreed to at checkout, even if they miss a payment. Paying with Affirm not only protects consumers from hidden fees but allows them to avoid traps such as deferred interest.
We offer merchants highly effective commerce solutions that enhance demand generation and customer acquisition. Our solutions empower merchants to more efficiently promote and sell their products, optimize their customer acquisition strategies, and drive incremental sales. Our flexible payment solutions allow merchants to solve affordability for their customers, providing a revenue accelerator while avoiding discounting and other expensive marketing and promotional channels. We also provide valuable product-level data and insights — information that merchants cannot easily get elsewhere — to better inform their marketing strategies. Our approach allows us to add value throughout the full customer lifecycle, from acquisition, to conversion, to repeat transactions.
Our consumer-focused app unlocks the full suite of Affirm products for a delightful end-to-end consumer experience. Consumers can use our app to manage payments, open a high-yield savings account, and access a personalized marketplace. Our marketplace serves as a discovery platform which allows consumers to find products and make purchases from partner merchants. In addition our app allows merchants to provide tailored offers based on consumers’ spending patterns, shopping habits, and purchase intent.

Our business benefits from broader trends in technology, retail, finance, and e-commerce. For example, Gen Z and Millennials, people born between 1981 and 2012, now comprise the largest proportion of the U.S. population and are driving the rapid growth in e-commerce as every element of commerce moves online. The spending power of this new generation of consumers continues to expand significantly, reaching over $2.5 trillion in 2020, according to YPulse. Most importantly, we believe these consumers are also increasingly looking to solutions like “buy now pay later” as superior, more transparent payment options that match their demand for technology and mobile first-solutions. This trend has been accelerated by an erosion of trust in legacy financial institutions as consumers look to mission-driven technology companies for new financial products, according to American Banker.
We believe our innovative approach, based on trust and our steadfast commitment to our core values, uniquely positions us to define the future of commerce and payments. Our company is predicated on the principles of simplicity, transparency, and putting people first. This distinctive culture sets us apart, as our principles are not just words on a wall, but how we — Affirmers — run our business and design our products. Since our founding in 2012, we have charged $0 in late fees for missed payments, we never profit from consumers’ mistakes, and we are transparent in our product offerings. By adhering to these principles, we have built enduring, trust-based relationships with consumers and merchants that we believe will set us up for long-term, sustainable success.
We believe that technology, underwriting, and managing risk are collectively our key competitive advantage. We believe our proprietary technology platform and data give us a unique advantage in understanding consumers and merchants, as well as pricing risk — which we can almost always accomplish within seconds at checkout. Our approach to risk management is core to our business model, and has been proven to lead to low fraud rates, higher approval rates compared to traditional credit underwriting models, low losses, and highly attractive contribution profit. Our models have been built on more than a billion data points, including data from over 7.5 million loans and over six years of repayments. Furthermore, our risk management models are designed to continuously improve over time, becoming more precise and efficient with each transaction powered by our platform.
We have already achieved significant scale, but we are just getting started. As of September 30, 2020, more than 6.2 million consumers have completed approximately 17.3 million transactions with over 6,500 merchants on our platform, leading to a total Gross Merchandise Volume, net of refunds (“GMV”) of approximately $10.7 billion transacted through our platform since July 1, 2016. Approximately 64% of loans facilitated through our platform during the fiscal year ended June 30, 2020 were taken out by repeat consumers, and our dollar-based merchant retention rate is above 100% across each cohort that joined our platform since 2016. Our Net Promoter Score (“NPS”) score of 78 for the second half of fiscal year 2020 is comparable to some of the world’s most loved brands and far exceeds those of legacy financial institutions.
For the fiscal years ended June 30, 2019 and 2020, our revenue was approximately $264.4 million and $509.5 million, respectively, representing year-over-year growth of approximately 93%. We incurred a net loss of $120.5 million and $112.6 million for the fiscal years ended June 30, 2019 and 2020, respectively. For the three months ended September 30, 2019 and 2020, our revenue was approximately $87.9 million and $174.0 million, respectively, representing year-over-year growth of approximately 98%. We incurred a net loss of $30.8 million and $15.3 million for the three months ended September 30, 2019 and 2020, respectively.
Industry Background
There are a number of important industry megatrends and market dynamics that are transforming commerce — the way consumers pay, how merchants sell, and the opportunities that transactions can create.
Rapid growth of e-commerce
According to eMarketer, global online sales grew 20% to approximately $3.4 trillion in 2019 and are expected to grow to approximately $5.8 trillion by 2023; however, e-commerce still only accounts for 14% of total retail sales. Every element of commerce is moving online, from storefronts, to order fulfilment, to payment and checkout experiences. Gen Z and Millennials are early and frequent adopters of e-commerce and tend to prefer the ease, flexibility, and greater selection offered by shopping online. For example, almost

70% of Millennials prefer shopping online, according to Statista. In the United States, according to the U.S. Department of Commerce, e-commerce sales as a percentage of total sales jumped from 11.8% to over 16.1% between the first and second calendar quarters of 2020.
“Buy now pay later” market share expanding
Consumers increasingly prefer more flexible and innovative digital payment solutions over traditional credit payment options. According to Worldpay’s 2020 Global Payments report, “buy now pay later” is the fastest growing e-commerce payment method globally. In North America, “buy now pay later” market share is expected to triple to 3% of the e-commerce payments market by 2023. In other regions, such as EMEA, “buy now pay later” already accounts for almost 6% of the e-commerce payment market, and is expected to grow to almost 10% by 2023.
Gen Z and Millennials losing trust in legacy financial and payment institutions and looking to mission-driven technology companies for new financial products
A lack of transparency by traditional financial and payments institutions, ranging from hidden penalties, hard to understand “fine print,” and unwanted bundling of products, has led to an erosion of trust and a poor consumer experience. These views are particularly acute for the over 160 million Gen Z and Millennials in the U.S., many of whom prefer to build trusted relationships with the brands with whom they engage and from whom they buy products and services. For example, according to TD Bank’s Annual Consumer Spending Index, approximately 25% of Millennials do not carry credit cards.
Consumers are now turning to technology companies they trust: according to a survey conducted by the Harris Poll in 2020, 64% of Americans would consider purchasing or applying for financial products through a technology company’s platform instead of a traditional financial services provider. This sentiment rises to 81% for Americans aged between 18 and 34 years.
Traditional credit and debit cards can hurt consumers
In 2019, consumers paid approximately $121 billion in credit card interest, $11 billion in overdraft fees, and $3 billion in late fees according to studies from LendingTree, the Center for Responsible Lending, and NerdWallet, respectively.
The revolving nature of credit cards and the incentives to pay off only minimum balances can succeed in keeping consumers in debt for long periods of time. According to the Federal Reserve, as of June 2020, Americans owed nearly $1 trillion in credit card debt, evidencing the massive amount of consumer debt and the clear need for flexible payment options.
We believe that debit cards also do not meet the buying needs of many consumers. They are an inflexible method of payment, particularly for consumers contemplating a higher value purchase. Debit cards restrict buying power to a consumer’s account balance, constrain the ability to budget over time, and do not provide the optionality or ability to responsibly access credit.
Merchants face rising customer acquisition costs, and existing solutions are insufficient
The cost to acquire a customer and the cost to convert a sale are two of the biggest challenges facing merchants, and these costs are rising across almost every channel. Current payment solutions do little to help merchants attract and retain customers, forcing merchants to turn to discounts or promotional gimmicks. Alternative customer acquisition and marketing channels, such as online and social media advertising, are increasingly expensive due to the limited supply of digital ad space. As a result, both brick-and-mortar and online merchants of all sizes are looking to alternative strategies to acquire, convert, and retain customers more efficiently.
Limitations of legacy offerings
For consumers, when it comes to the act of making a purchase, there are a number of shortcomings with existing options:
•
Complex

•
Predatory

•
Mispriced credit risk

•
Inflexible

•
Impersonal, frustrating user experience

For merchants, when it comes to acquiring customers, improving conversions, and increasing order values, there are also a number of shortcomings with existing options:
•
Difficulty in engaging and converting customers

•
Lack of viable consumer-friendly solutions that address unaffordability

•
Offering discounts can harm merchants’ brands

•
Abandoned carts

•
Lack of purchase intelligence

•
Limited benefits to existing payment networks

Our Solution
We are transforming the way consumers buy and merchants do business through a platform consisting of honest financial products. We started our business with our core pay-over-time solution at checkout, and have since continued to innovate and expand our product suite. And, this is just the beginning.

Continued Innovation

Integrated Checkout

Pay over time with 0% APR or interest-bearing financing at our partner merchants

Virtual Card

Universally accepted method of payment on Visa rails

Split Pay

Fixed payment plan for purchases under $250

Marketplace

Personalized data-driven product discovery

Savings

FDIC-insured, interest-bearing savings account

affirm
Pick a payment plan
$200.00/mo for 6 months
$105.61/mo for 12 months
$72.17/mo for 18 months
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2020

Benefits of our solution for consumers
•
Simple, transparent, and fair.   When using our solution, consumers never pay more than the stated amount, which is clearly and plainly laid out upfront at checkout. There are no further charges, penalties for early prepayment, or additional fees — even for missed payments.

•
Delightful user experience.   Our solution provides a fast and straightforward experience at checkout and beyond through our easy-to-use app. For example, returning consumers pay efficiently with one-click. We also never sell the servicing rights to outstanding consumer balances, which allows us to manage the full consumer experience even in delinquency.

•
Flexibility and control.   Instead of a “one-size-fits-all” approach, our solution empowers consumers to select how they wish to pay, including varying term options (e.g., biweekly, 3, 6, or 12 months) that best fit their needs, on a per-transaction basis.

•
Accurate credit pricing.   Our risk model consistently outperforms traditional credit models, enabling us to better help eligible consumers finance their purchases and power more transactions on our platform.

•
Consumer confidence.   We monitor our merchants’ creditworthiness, consumer complaint and dispute rates, changes in consumer repayment, and other anomalies to give consumers the confidence that merchants integrated with Affirm are committed to delivering honest and delightful experiences.

Seamless Checkout Experience

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Affirm logo displayed early in product discovery journey

Seamless user experience

Pay with Affirm displayed next to alternate payment options

Consumers choose how to pay on a per transaction basis

Consumers never pay more than agreed to upfront

Managing payments in the app is simple and transparent

Benefits of our solution for merchants
•
More customers and better conversion.   Our merchants report increased customer conversion when they offer Affirm. Our dollar-based merchant retention has consistently exceeded 100% for each cohort of merchants that joined our platform since 2016. According to a survey conducted by Informa Business Intelligence from November 1, 2019 to January 31, 2020, Affirm also approves, on average, 20% more customers than comparable competitor products.

•
Increased AOV.   By solving affordability for consumers, we are able to help merchants increase demand for higher average order value before refunds (“AOV”) items. According to internal studies we conducted in 2018 and 2019, merchants using Affirm reported 92% and 85% higher AOVs, respectively, when compared to other payment methods.

•
Increased repeat purchase rate.   We believe that the frictionless consumer experience and enhanced buying power facilitated by our platform often lead to improved repeat purchase rates for our merchants as they enjoy more satisfied customers. For example, approximately 22% of Affirm consumers from our January 2018 cohort and approximately 20% of Affirm consumers from our January 2019 cohort made repeat purchases at the same merchant within 12 months.
•
Better data to inform personalized promotional strategies.   We provide merchants with valuable data they can use to offer more tailored promotions and offers to consumers, for example through targeted offers in our app.

•
Broader target market.   We enable merchants to achieve incremental sales and expand their target market by including customers who might not want to or be able to pay for an item upfront, but can do so responsibly over time.

•
Ease of integration.   Our direct API, designed for use by developers, allows for site integration with minimal investment. Merchants can easily incorporate our platform into payment and product pages, and we provide a dedicated integration team to ensure that any issues are resolved.

•
Compliant.   Once a merchant has integrated our API, we handle the regulatory aspect of the loans facilitated through our platform, irrespective of state or jurisdiction.

Our Competitive Advantages
We believe that we have a number of competitive advantages that will continue to contribute to our success.
Strong network effects
We benefit from self-reinforcing network effects, which are advantages that compound with each additional consumer and merchant on our network:
•
As consumers learn about the key benefits of our solution, we believe more and more will choose to use our platform, and our consumer base will continue to grow.

•
The larger our consumer ecosystem, the more valuable it is to merchants, and the more compelling it is for merchants to offer Affirm as an option.

•
The more merchants integrated into our network, the more reasons consumers have to shop with Affirm.

•
Our contribution profit improves as our consumer ecosystem expands. For example, the additional data we have on repeat consumers increases efficiencies.

•
Improved contribution profit enables us to create even more compelling offers via merchants, in turn attracting more consumers and merchants to our network.

The net result is that we are building a consumer and merchant ecosystem on our platform that we expect to continue to grow and monetize over time.

Engineering and technology infrastructure
Technology is at the core of everything we do. Our solutions use the latest in machine learning, artificial intelligence, cloud-based technologies, and other modern tools to create differentiated and scalable products. We prioritize building our own technology and investing in engineering talent, as we believe these are enduring competitive advantages that are difficult to replicate. As of September 30, 2020, 47% of our employees were in engineering and technology-related roles, reflecting the emphasis we place on technology. The scale of the engineering problems that we are solving, for both consumers and merchants, represents challenges that cannot easily be addressed by standard methods or traditional approaches. For example, we developed, from scratch, our own ledger in order to handle point-in-time reporting on millions of concurrent simple interest obligations with varying terms.
Our merchant partners can easily integrate Affirm via our direct API. From the smallest direct-to-consumer online brand, to the largest merchants running on mainframe computers, the technical aspects of integrating with Affirm are quick and painless. Full integration can be completed very quickly, as was evidenced by our recent partnership with a merchant, whose high-performance cycling components and wheelsets were live on their custom e-commerce platform with an Affirm API integration within two days after signing our merchant agreement.
Data advantages that compound over time
Our expertise in sourcing, aggregating, protecting, and analyzing data has been what we believe to be a core competitive advantage of our platform since our founding. We use data to inform our analysis and decision-making, including risk assessment, in a way that empowers consumers and generates value for our merchants and funding sources. We use application and transaction data to train our model, including data from more than 7.5 million loans and six years of repayments.
Our technology is built to handle the immense scale of our data-driven operations — we are capable of processing thousands of checkouts per minute. Our machine learning-based risk models are currently calibrated and validated on more than one billion individual data points, based on a complex set of variables, and are custom built to effectively detect fraud, price risk, and provide customized recommendations. We consider data beyond traditional credit scores, such as transaction history and credit usage, to predict repayment ability, and leverage this with real-time response data. We are also able to access and leverage SKU-level data, which we believe gives us a proprietary data advantage.
Better outcomes generated by our proprietary risk models
We believe our risk model informs our ability to assess risk better than our competitors. Unlike legacy payment and credit systems, we can assess risk at a transaction level. In other words, our integration with our merchant partners allows us to consider the product that the consumer is purchasing when we assess a credit application. We believe our proprietary risk model has translated this advantage into higher approval rates while maintaining attractive contribution profit. Based on a survey conducted by Informa Business Intelligence from November 1, 2019 to January 31, 2020, we approve on average 20% more customers than comparable competitor products. We also believe we are able to price risk with a high degree of accuracy and that our risk model allows us to facilitate a greater volume of transactions from a wider and more diverse segment of consumers.
Our continuously-learning risk model benefits from increasing scale. As data from new transactions are incorporated into our risk algorithms, we are able to more effectively assess a given credit profile. Our model is robust enough to allow us to assess credit risk at a pre-defined risk level with a high degree of confidence, resulting in a weighted-average quarterly delinquency rate of approximately 1.1% for the thirty-six months ended September 30, 2020.
Our ability to quickly and accurately assess, price, and manage risk, enables us to generate high quality assets that attract funding sources and generate predictable servicing and interest income as consumers repay over time. Our risk model is designed to comply with our partners’ credit policies and underwriting procedures and has been proven to lead to low fraud rates, higher approval rates compared to traditional credit underwriting models, and attractive contribution profit.
For more information on how our risk model automates the underwriting process for our originating bank partners, see “Business — Regulatory Environment — State licensing requirements and regulation”.

Our Proprietary Risk Model Generates Better Outcomes

Cumulative first month delinquency for February 2020 consumers

% of first month delinquencies
100%
75%
50%
25%
0
0
1
2
3
4
5
6
7
8
9
10
Decile of Feb 2020 consumers from best to worst, ranked by Affirm's model vs. FICO
Consumers ranked by FICO
Consumers ranked by Affirm

For a given level of risk, our proprietary risk model is capable of accepting significantly more applications when compared to FICO's scoring methods through a superior ability to price risk. Alternatively, for any given consumer sub-segment, our model produces lower risk outcomes when compared to FICO.

Portfolio Net Charge-offs

Net Charge-off Rate
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Jan 18
Jan 19
Jan 20
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33
Months Since Origination

Each line in the chart above represents the credit performance of a vintage of loans originated in a given calendar month. For each monthly origination vintage, portfolio net charge-offs represent cumulative charged-off loan principal due to either credit performance or fraud less any amounts recovered, as of a given month after origination. For each vintage and month since origination, net charge-offs are represented as a percentage of loan volume originated.

Distinctive culture that sets us apart
We believe our culture gives us a long-term, sustainable competitive advantage. Affirm is purpose-built from the ground up and our employees, who have named themselves “Affirmers”, are deeply committed to delivering honest financial products that improve lives. Five core values permeate every part of Affirm — which includes our people, products, and business:
•
People come first:   We consider our impact on people’s lives before we think about our own interests. This means that we do not and will not take advantage of our consumers. Unlike much of the industry, we do not capitalize on consumer misfortunes through practices like late fees and deferred or compounding interest. Our success is aligned with our consumers’ success. In fact, we depend on it.

•
No fine print:   We are transparent and honest — with our consumers and with each other. That is why there are no hidden fees or tricks associated with the loans facilitated through our platform. What you see is what you get.

•
It’s on us:   We take full accountability for our actions, never shirking responsibility or passing the buck. Affirmers own problems and solutions, and we hold each other accountable.

•
Simpler is better:   We make complex things simple and clear. Financial products and payments have traditionally been fraught with complexity. We found a better way, a way that brings consumers the simplicity they need and merchants the results they want.

•
Push the envelope:   We never stop innovating, taking smart risks, and raising the bar. Talented people are attracted to Affirm because we empower them to innovate, create robust systems, and take smart risks. This momentum keeps our consumer and merchant network growing and thriving.

These values have helped us to attract, inspire, and harness the collective talent of exceptional technologists and business people. They have also helped us build durable relationships with merchants and consumers, which have produced high repeat purchase rates, strong consumer and merchant satisfaction, and an industry-leading average NPS of 78 from December 2019 through June 2020.
Our Business Model
Revenue sources
Our business model is predicated on a deep belief that simplicity, transparency, and putting people first are the keys to building enduring and trusted relationships with our consumers and merchants. This belief has helped us grow the ubiquity of our platform, and we have benefited from positive word-of-mouth as consumers recommend us to others. Our presence at checkout ensures that we remain top-of-mind, allowing us to acquire consumers directly via our merchants and therefore sustain a highly efficient go-to-market strategy. We have also leveraged partnerships to drive growth and merchant expansion. For example, we recently partnered with Shopify on Shop Pay Installments to significantly expand the number of merchants and consumers on our platform.
Our business model is aligned with the interests of both consumers and merchants — we win when they win.
From merchants, we earn a fee when we help them convert a sale and power a payment. Merchant fees depend on the individual arrangement between us and each merchant and vary based on the terms of the product offering; we generally earn larger merchant fees on 0% APR financing products. For the fiscal year ended June 30, 2020 and for the three months ended September 30, 2020, 0% APR financing represented 43% and 46%, respectively, of total GMV, facilitated through our platform. This structure incentivizes us to help our merchants convert sales and increase AOV through the commerce and technology solutions offered by our platform.
From consumers, we earn interest income on the simple interest loans that we purchase from our originating bank partners. Interest rates charged to our consumers vary depending on the transaction risk creditworthiness of the consumer, the repayment term selected by the consumer, the amount of the loan, and the individual arrangement with a merchant. Because consumers are never charged deferred or compounding interest, late fees, or penalties on the loans, we are not incentivized to profit from our consumers’ mistakes or misfortunes.
In order to accelerate our ubiquity, we facilitate the issuance of virtual cards directly to consumers through our app, allowing them to shop with merchants that may not yet be fully integrated with Affirm. When these virtual cards are used over established card networks, we earn a portion of the interchange fee from the transaction.
Our loan origination and servicing model
When a consumer applies for a loan through our platform, the loan is underwritten using our proprietary risk model. Once approved and the consumer selects their preferred repayment option, the substantial majority of loans are funded and issued by Cross River Bank, one of our originating bank partners.
We are also able to originate loans directly under our lending, servicing, and brokering licenses in Canada and across various states in the U.S. Under the self-origination model, we are able to improve our transaction economics.
We act as the servicer on all loans that we originate directly or purchase from our originating bank partners and earn a servicing fee on loans we sell to our funding sources. We also do not sell the servicing rights on any of the loans, allowing us to control the consumer experience end-to-end. To allow for flexible staffing to support overflow and seasonal traffic, we also partner with several sub-servicers to manage customer care, first priority collections, and third-party collections in accordance with our policies and procedures.
Efficient capital funding capabilities
Given our ability to automate our and our originating bank partners’ underwriting processes at checkout and generate high-quality assets at scale, we have successfully attracted a diverse set of funding sources, which has allowed us to scale accordingly as we have increased the transaction volume on our platform. As of September 30, 2020, we had over $4.2 billion in funding capacity from a diverse set of capital partners, and we have funded approximately $10.7 billion of purchases since July 1, 2016.
By linking our pay-over-time product to a specific consumer, purchase, and merchant, we can target shorter-duration assets. Today our repayment options range from six weeks to 48 months, with an average duration of six months for assets retained on our balance sheet. This high-velocity of repayments creates a multiplier effect on our committed capital, where funding can be recycled quickly, driving our ability to increase transaction volume.
Our Consumers
As of September 30, 2020, over 6.2 million consumers have trusted us to help them pay over time. By utilizing our unique risk model predicated on sophisticated machine learning algorithms, proprietary data, and product-level underwriting, we can serve consumers across the credit spectrum and price risk across credit bands. Consumers on our platform represent a broad cross-section of society, with sizable geographic representation across the U.S. and Canada.

Selected Merchant Partnerships Across Verticals

6,500+ Merchants

Product fit and partnerships drive growth

	The RealReal	Eddie Bauer	KENDRA SCOTT
rag & bone NEW YORK	kate spade NEW YORK	purple	SERENA & LILY
TONAL	URBANSTEMS	nutribullet	Callaway
COLE HAAN	GUCCI	Expedia	priceline
west elm	POSHMARK	eventbrite	DESIGN WITHIN REACH
MODA OPERANDI	BIRDIES	Room&Board	dyson
DELTA VACATIONS	BONOBOS	stockX	Oscar de la Renta

Our Merchants
Our platform is explicitly designed and engineered to integrate with a wide range of merchants. This is a point of differentiation for us, and we can accommodate and partner with merchants regardless of industry, size, AOV, or customer profile. As of September 30, 2020, we had more than 6,500 merchants integrated on our platform, ranging from small businesses to large enterprises, direct-to-consumer brands, brick-and-mortar stores, and companies with omni-channel presences. Our merchants represent a diverse range of industries, including sporting goods and outdoors, furniture and homewares, travel, apparel, accessories, consumer electronics, and jewelry.
Our Opportunity
We believe we have a substantial opportunity to increase our share of the e-commerce market, grow our offline business at merchants, and continue to displace customer acquisition and marketing spend by merchants. We also see significant opportunity to develop new products that can define the future of commerce.
E-commerce
U.S. e-commerce sales were approximately $600 billion in 2019, growing at 16% compared to the previous year, according to the U.S. Census Bureau. We believe we are well-positioned to address this market as more consumers and merchants transact on our platform.
Omni-channel commerce
Approximately $7.6 trillion was processed by cards at U.S. merchants in 2019, according to The Nilson Report published in May 2020, and e-commerce is only a small portion of this. Given our virtual card functionality and the ability for consumers to pay in-store using our app, we believe our platform can ultimately be used to address significant additional offline card spend at merchants.
As the shift from offline to digital payments accelerates, we believe over time we can also address non-card spend at merchants. This spend is currently served by cash and other legacy payments, and represents a large opportunity globally.
Merchant marketing
Customer acquisition is the lifeblood of all merchants; however, many existing channels are expensive and inefficient. We help merchants address customer acquisition challenges through the use of the full breadth of our platform and our valuable data and insights to reduce friction, increase conversions, and optimize sales. As such, we believe we can address a portion of the estimated $1 trillion customer acquisition spend by merchants in the United States, according to The B2B Lead.
New financial products
Looking forward, our engineering team continues to innovate, building new impactful products as our network grows. For example, in June 2020 we launched a high-yield savings product that offers consumers a better way to save and reach their financial goals. As such, we believe our total opportunity includes offering a range of new financial products, all predicated on our principles of honesty, transparency, and trust.
Our Growth Strategies
Our multi-pronged growth strategy is designed to continue to build upon the momentum we have generated so far in order to create new opportunities to create even greater value for consumers and merchants.
Expand To More Higher Frequency Purchases
We have successfully demonstrated how our solutions can enable and accelerate commerce for larger, more considered purchases. A key principle of our next phase of growth is expanding into higher frequency purchases, which we believe will position us to increase engagement with consumers and merchants. We believe this will lead to increased transaction volume on our platform, as well as the expansion of our consumer and merchant network.
Expand Consumer Reach
•
Add more consumers to our network.   We plan on expanding our marketing efforts across new and existing channels to increase brand awareness with consumers and highlight the value of our platform. We believe this will attract new consumers to try Affirm as a payment option. As we add more consumers to our network, our models become more efficient and robust, allowing us to provide our platform (and the loans it facilitates) to a growing spectrum of consumers. The more consumers that we serve, the better our systems understand how to identify responsible consumers, and the more consumers we can acquire and approve.

•
Drive repeat use.   We aim to continue driving further repeat use of our platform as we serve consumers beyond their initial purchase via our tailored series of consumer-centric tools, personalized offerings, and the increased diversity of merchants on our network.

•
Innovate on new product solutions.   We are still at the beginning of our product roadmap, and plan to continue to innovate and bring new honest financial products to market for consumers.

Expand Merchant Reach
•
Deepen penetration with existing merchants.   Today, Affirm transactions represent a small percentage of the average transaction volume for our merchants. As more consumers become aware of the ease and transparency of using Affirm and as we proactively build relationships with merchants through our dedicated sales and customer success teams, we believe we can significantly increase our share of existing merchants’ overall transaction volumes.
•
Increase the number of our merchant partnerships.   We believe we have the opportunity to significantly increase the number of integrated merchants on our network through both our dedicated sales team and B2B marketing efforts. Additionally, simple, direct API integration means bringing on new merchants is a seamless process. As we continue to generate results for merchants, we believe more will join our platform in order to offer Affirm as an option to their customers.

•
Increase merchant feature functionality.   As we continue to help merchants increase conversion rates, AOVs, and customer satisfaction, we plan to build new tools to help them optimize their customer acquisition strategies and achieve even greater results.

Expand to New Markets
We will continue to evaluate expanding our platform to new markets. Merchants and consumers everywhere can benefit from a more transparent, fair, and honest way to engage in commerce, and we see an opportunity to generate value in many new markets around the world through our platform.
Summary Risk Factors
Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:
•
If we are unable to attract additional merchants and retain and grow our relationships with our existing merchant partners, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.

•
If we are unable to attract new consumers and retain and grow our relationships with our existing consumers, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.

•
A large percentage of our revenue is concentrated with a single merchant partner, and the loss of this merchant partner or any other significant merchant relationships would materially and adversely affect our business, results of operations, financial condition, and future prospects.

•
We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.

•
Our agreement with one of our originating bank partners, Cross River Bank, which has originated the substantial majority of loans facilitated through our platform to date, is non-exclusive, short-term in duration and subject to termination by Cross River Bank upon the occurrence of certain events, including our failure to comply with applicable regulatory requirements. If that agreement is terminated, and we are unable to replace the commitments of Cross River Bank, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.

•
We rely on a variety of funding sources to support our network. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding to us on terms acceptable to us, or at all, it could have a material adverse effect on our business, results of operations, financial condition, cash flows, and future prospects.

•
The success of our business depends on our ability to work with an originating bank partner to enable effective underwriting of loans facilitated through our platform and accurately price credit risk.

•
If loans facilitated through our platform do not perform, or significantly underperform, we may incur financial losses on the loans we purchase and we hold on our balance sheet, or lose the confidence of our funding sources.

•
We may not be able to sustain our revenue growth rate, or our growth rate of related key operating metrics, in the future.

•
The loss of the services of our Founder and Chief Executive Officer could materially and adversely affect our business, results of operations, financial condition, and future prospects.

•
Our long term mission to deliver simple, transparent, and fair financial products may conflict with the short term interests of our stockholders.

•
We have a history of operating losses and may not achieve or sustain profitability in the future.

•
Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

•
Any significant disruption in, or errors in, service on our platform or relating to vendors, including events beyond our control, could prevent us from processing transactions on our platform or posting payments and have a material and adverse effect on our business, results of operations, financial condition, and future prospects.

•
Litigation, regulatory actions and compliance issues could subject us to fines, penalties, judgments, remediation costs, and requirements resulting in increased expenses.

•
Our revenue is impacted, to a significant extent, by the general economy and the financial performance of our merchants.

•
If our collection efforts on delinquent loans are ineffective or unsuccessful, the performance of the loans would be adversely affected.

•
Our ability to protect our confidential, proprietary or sensitive information, including the confidential information of consumers on our platform, may be adversely affected by cyber-attacks, employee or other internal misconduct, computer viruses, physical or electronic break-ins or similar disruptions.

•
Our business is subject to extensive regulation, examination, and oversight in a variety of areas, all of which are subject to change and uncertain interpretation. Changing federal, state and local laws, as well as changing regulatory enforcement policies and priorities, including changes that may result from changes in the political landscape, may negatively impact our business, results of operations, financial condition, and future prospects.

•
If our originating bank partner model is successfully challenged or deemed impermissible, we could be found to be in violation of licensing, interest rate limit, lending, or brokering laws and face penalties, fines, litigation, or regulatory enforcement.

•
The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering (whom we refer to as “our existing stockholders”), including our executive officers, employees and directors and their affiliates. This will limit or preclude your ability to influence corporate matters. Immediately following this offering, the holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock, and our existing stockholders will hold approximately     % of the voting power of our outstanding capital stock, with     % held by our executive officers, directors, holders of more than 5% of our outstanding capital stock and their affiliates. Further, Max Levchin, our Founder, Chairman and Chief Executive Officer, will have voting control over approximately     % of the voting power of our outstanding capital stock immediately following this offering.

Corporate and Other Information
We were incorporated in Delaware on June 12, 2019. Prior to our incorporation, we operated under the name Affirm, Inc., our wholly owned subsidiary, which was formed in 2012. Our principal executive offices are located at 650 California Street, San Francisco, CA 94108. Our telephone number is (415) 984-0490. Our website address is www.affirm.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

The Affirm name, our logo, and other trademarks mentioned in this prospectus are the property of Affirm. Trade names, trademarks, and service marks of other companies appearing in this prospectus are the property of their respective holders.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our most recently completed fiscal year and less than $1.0 billion in issued non-convertible debt securities over the prior three fiscal years, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:
•
the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•
an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 the (“Sarbanes-Oxley Act”);

•
an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•
reduced disclosure about our executive compensation arrangements;

•
exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

•
extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion; (ii) the date we qualify as a “large accelerated filer,” which means the end of our fiscal year in which we have filed an annual report and the market value of our common stock held by non-affiliates equated or exceeded $700 million as of the prior June 30; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
We may choose to take advantage of some or all of these exemptions until such time that we are no longer an emerging growth company. If we do, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price.

THE OFFERING
Class A common stock offered by us
       shares.
Class A common stock to be outstanding after this offering
       shares (or       shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares of Class A common stock shares.
Class B common stock to be outstanding after this offering
       shares.
Total shares of common stock to be outstanding after this offering
       shares (or       shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $          (or approximately $      if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of Class A common stock offered by us in this offering, based on the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses.
We intend to use the anticipated net proceeds from this offering for general corporate purposes, including working capital, sales and marketing, engineering and technology, and corporate development. See “Use of Proceeds” for additional information.
Voting rights
Shares of our Class A common stock will be entitled to one vote per share.
Shares of our Class B common stock will be entitled to 15 votes per share.
The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders unless otherwise required by Delaware law or our amended and restated certificate of incorporation. See “Description of Capital Stock.”
Concentration of ownership
The holders of our outstanding Class B common stock will hold approximately          % of the voting power of our outstanding capital stock following this offering and, as a result, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Principal Stockholders” and “Description of Capital Stock.”
All shares of Class B common stock will automatically convert into shares of Class A common stock upon the earliest to occur of (i) the seven-year anniversary of the closing date of this offering, (ii) the date immediately following an annual meeting of our stockholders if neither

Max Levchin, our Founder, Chairman and Chief Executive Officer, nor Nellie Minkova, Mr. Levchin’s spouse, is then serving as one of our officers, employees, directors or consultants, and neither Mr. Levchin or Ms. Minkova has served in such capacities in the six months prior to such date, (iii) the date on which Mr. Levchin and Ms. Minkova, together with their permitted transferees, cease to beneficially own in the aggregate at least 50% of the number of shares of capital stock beneficially owned by such holders in the aggregate on the closing date of this offering, or (iv) the death or incapacity of the last to die or become incapacitated of Mr. Levchin or Ms. Minkova, subject to extension for a total period of no longer than nine months from such incapacitation or death if approved by a majority of the independent directors then in office. In addition, shares of our Class B common stock will automatically convert into shares of our Class A common stock upon certain transfers by the holders thereof. See “Description of Capital Stock” for additional information.
Risk Factors
Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 25, for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed Nasdaq symbol
“AFRM”.
Unless we indicate otherwise or the context otherwise requires, the number of shares of common stock to be outstanding after this offering is based on       shares of Class A common stock and       shares of Class B common stock outstanding as of September 30, 2020 on a pro forma basis, which reflects: (i) 26,515,723 shares of our Class A common stock and 26,515,723 shares of our Class B common stock to be issued upon the reclassification of the 53,031,446 shares of our common stock outstanding as of September 30, 2020, as if such reclassification had occurred on September 30, 2020; (ii) 74,192,216 shares of our Class A common stock and 74,192,216 of our Class B common stock to be issued upon the automatic conversion and reclassification of all shares of our redeemable convertible preferred stock, as if such conversion and reclassification had occurred on September 30, 2020; (iii) 13,055,968 shares of our Class B common stock to be issued to Mr. Levchin and 2012 MRL Investments LLC, an entity affiliated with Mr. Levchin, upon exchange of 13,055,968 shares of our Class A common stock held by Mr. Levchin and entities affiliated with Mr. Levchin immediately prior to the completion of this offering, as if such exchange and issuance had occurred on September 30, 2020; (iv)        shares of our Class A common stock and       shares of our Class B common stock to be issued upon the automatic net exercise of (a) 15,223,197 warrants outstanding as of September 30, 2020 with an exercise price of $0.01 per share, which will be fully vested immediately prior to the completion of this offering, and (b) 50,000 warrants outstanding and vested as of September 30, 2020 with an exercise price of $3.80 per share, as if such exercise and conversion had occurred on September 30, 2020, based upon the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and (v) 1,457,826 shares of our Class A common stock that are expected to be issued with respect to Restricted Stock Units (“RSUs”) outstanding as of September 30, 2020, upon the vesting and settlement of such RSUs in connection with the completion of this offering and, in the case of the pro forma as adjusted number of shares,       shares to be sold in the offering, and excludes:
•
153,032 shares of our Class A common stock and 153,032 shares of our Class B common stock issuable upon exercise of 306,065 warrants outstanding as of September 30, 2020, which are not automatically exercisable upon the completion of this offering, with a weighted-average exercise price of $0.79 per share;

•
41,415,585 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2020, with a weighted-average exercise price of $5.17 per share;

•
7,142,676 shares of our Class A common stock issuable upon the vesting of RSUs outstanding as of September 30, 2020 that will not be vested upon completion of this offering;

•
4,424,500 shares of our Class A common stock issuable upon the vesting of outstanding RSUs granted after September 30, 2020 (including 295,360 shares of Class A common stock that are expected to be issued upon the vesting and settlement of such RSUs in connection with the completion of this offering); and

•
5,387,480 shares of our Class A common stock reserved for future issuance under our equity compensation plans, which number is subject to automatic annual increases under the terms of such equity compensation plans.

In addition, unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes:
•
the reclassification of each outstanding share of our existing common stock into 1∕2 a share of Class A common stock and 1∕2 a share of Class B common stock, as if such reclassification had occurred immediately prior to the completion of this offering;

•
the automatic conversion and reclassification of all shares of our outstanding redeemable convertible preferred stock into             shares of our Class A common stock and             of our Class B common stock, as if such conversion and reclassification had occurred immediately prior to the completion of this offering;

•
the issuance of 13,055,968 shares of our Class B common stock to Mr. Levchin and entities affiliated with Mr. Levchin upon exchange of 13,055,968 shares of our Class A common stock held by Mr. Levchin and entities affiliated with Mr. Levchin immediately prior to the completion of this offering, as if such exchange and issuance had occurred immediately prior to the completion of this offering;

•
the automatic net exercise of (i) 15,223,197 warrants outstanding as of September 30, 2020, with an exercise price of $0.01 per share, which will be fully vested immediately prior to the completion of this offering, and (ii) 50,000 warrants outstanding and vested as of September 30, 2020 with an exercise price of $3.80 per share, which, in each case of (i) and (ii), will be automatically net exercised immediately prior to the completion of this offering if not exercised by the holders thereof prior to such time, into an aggregate of       shares of our Class A common stock and       shares of our Class B common stock, based on the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part, which will occur immediately prior to the completion of this offering;

•
no exercise of outstanding stock options or settlement of outstanding RSUs subsequent to September 30, 2020 (except for those described above that were outstanding as of September 30, 2020 and vest and settle in connection with the completion of this offering); and

•
no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following summary condensed consolidated statement of operations data for the fiscal years ended June 30, 2019 and 2020 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary condensed consolidated statement of operations data for the three months ended September 30, 2019 and 2020, and the consolidated balance sheet data as of September 30, 2020, have been derived from our unaudited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of those unaudited condensed consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the three months ended September 30, 2020 are not necessarily indicative of the results to be expected for the full year or any other period. You should read the consolidated financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands)
Consolidated Statements of Operations Data
Revenue
Merchant network revenue	$132,363	$256,752	$36,389	$93,265
Virtual card network revenue	7,911	19,340	3,601	5,958
Interest income	119,404	186,730	40,168	54,237
Gain (loss) on sales of loans	(440)	31,907	5,725	16,434
Servicing income	5,129	14,799	2,064	4,084
Total revenues, net	$264,367	$509,528	$87,947	$173,978
Operating expenses
Loss on loan purchase commitment	$73,383	$161,452	$19,961	$65,868
Provision for credit losses	78,025	105,067	24,844	40,267
Funding costs	25,895	32,316	8,128	10,352
Processing and servicing(1)	32,669	49,831	9,695	13,498
Technology and data analytics(1)	76,071	122,378	25,368	33,768
Sales and marketing(1)	16,863	25,044	5,219	22,582
General and administrative(1)	88,902	121,230	27,704	32,266
Total operating expenses	391,808	617,318	120,919	218,601
Operating loss	$(127,441)	$(107,790)	$(32,972)	$(44,623)
Other income (expense), net	7,022	(4,432)	2,273	29,445
Loss before income taxes	$(120,419)	$(112,222)	$(30,699)	$(15,178)
Income tax expense	(36)	(376)	(96)	(97)
Net loss	$(120,455)	$(112,598)	$(30,795)	$(15,275)

(1)
Includes stock-based compensation expense as follows:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands)
Processing and servicing	$132	$82	$(5)	$26
Technology and data analytics	13,913	12,285	3,327	2,213
Sales and marketing	4,179	4,040	1,291	760
General and administrative	22,647	13,682	3,812	3,204
Total stock-based compensation expense	$40,871	$30,089	$8,425	$6,203

	As of September 30, 2020
	Actual(4)	Pro Forma(1)(4)	Pro Forma as Adjusted(2)(3)(4)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$684,423	$684,423
Loans held for investment	1,414,157	1,414,157
Total assets	2,250,549	2,453,483
Notes issued by securitization trusts(5)	498,921	498,921
Funding debt	698,892	698,892
Redeemable convertible preferred stock	1,327,163	—
Total stockholders’ (deficit) equity	(348,112)	1,181,985

(1)
The pro forma consolidated balance sheet data gives effect to: (i) 26,515,723 shares of our Class A common stock and 26,515,723 shares of our Class B common stock to be issued upon the reclassification of the 53,031,446 shares of our common stock outstanding as of September 30, 2020, as if such reclassification had occurred on September 30, 2020; (ii) the automatic conversion and classification of all shares of our outstanding redeemable convertible preferred stock into 74,192,216 shares of our Class A common stock and 74,192,216 of our Class B common stock, as if such conversion and reclassification had occurred on September 30, 2020; (iii) the issuance of 13,055,968 shares of our Class B common stock to Mr. Levchin and entities affiliated with Mr. Levchin upon exchange of 13,055,968 shares of our Class A common stock held by Mr. Levchin and 2012 MRL Investments LLC, an entity affiliated with Mr. Levchin, immediately prior to the completion of this offering, as if such exchange and issuance had occurred on September 30, 2020; (iv) the automatic net exercise of (a) 15,223,197 warrants outstanding as of September 30, 2020, with an exercise price of $0.01 per share, which will be fully vested immediately prior to the completion of this offering, and (b) 50,000 warrants outstanding and vested as of September 30, 2020 with an exercise price of $3.80 per share, which, in each case of (a) and (b), will be automatically net exercised immediately prior to the completion of this offering if not exercised by the holders thereof prior to such time, into an aggregate of       shares of our Class A common stock and       shares of our Class B common stock, as if such exercise and conversion had occurred on September 30, 2020, based on the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; (v) 1,457,826 shares of our Class A common stock that are expected to be issued with RSUs outstanding as of September 30, 2020, upon the vesting and settlement of such RSUs in connection with the completion of this offering; (vi) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering; and (vii) the recognition of share-based compensation expense of $16.6 million associated with RSUs for which the service condition was satisfied as of September 30, 2020, and for which the performance condition will be satisfied upon the completion of this offering.

(2)
The pro forma as adjusted consolidated balance sheet reflects (i) the items described in footnote (1) above and (ii) our receipt of estimated net proceeds from the sale of shares of Class A common

stock that we are offering at an assumed initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commission and estimated offering expenses.
(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents and total stockholders’ deficit by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash and cash equivalents and total stockholders’ deficit by $      million.

(4)
Reflects $      million of deferred offering costs that had not been paid as of September 30, 2020.

(5)
Does not include $375.0 million aggregate principal amount of 1.90% fixed rate asset-backed notes due 2025 issued on October 13, 2020 by Affirm Asset Securitization Trust 2020-Z2.

Key Operating Metrics and Non-GAAP Financial Measures
We collect and analyze operating and financial data of our business to assess our performance, formulate financial projections, and make strategic decisions. In addition to total revenues, net, operating loss, net loss, and other results under generally accepted accounting principles (“GAAP”), the following table sets forth key operating metrics and non-GAAP financial measures we use to evaluate our business.
	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands, except per consumer and percent data)
Gross Merchandise Volume (GMV) ($)(1)	2,620,059	4,637,220	861,306	1,475,929
Active Consumers(2)	2,045	3,618	2,383	3,882
Transactions per Active Consumer (x)(3)	2.0	2.1	2.0	2.2
Contribution profit ($)(4)	64,945	180,479	25,192	79,094
Contribution profit as a percentage of GMV (%)(5)	2.5	3.9	2.9	5.4

(1)
We define GMV as the total dollar amount of all transactions on the Affirm platform during the period, net of refunds.

(2)
We define an active consumer as a consumer who engages in at least one transaction on our platform during the 12 months prior to the measurement date.

(3)
We define transactions per active consumer as the average number of transactions that an active consumer has conducted on our platform during the 12 months prior to the measurement date.

(4)
We define contribution profit as our total revenue less the following direct costs that are closely correlated to and variable with the generation of that revenue: (i) the amortization of discount, which is included in our GAAP interest income; (ii) the unamortized discount released on loans sold to third-party loan buyers; (iii) provision for credit losses; (iv) funding costs; and (v) processing and servicing expense.

(5)
We define contribution profit as a percentage of GMV as the contribution profit divided by the GMV for that period.

Contribution Profit
Contribution profit is a non-GAAP financial measure. We define contribution profit as total revenues less the following costs that are closely correlated to and variable with the generation of that revenue: (i) the amortization of discount; (ii) the unamortized discount released on loans sold to third-party loan buyers; (iii) provision for credit losses; (iv) funding costs; and (v) processing and servicing expense. We use contribution profit to measure the unit economics of transactions facilitated by our platform in the period.

The operating costs that are closely correlated to revenue-generating activities consist of our provision for credit losses, funding costs, and processing and servicing expenses as they vary with the volume of transactions processed on our platform and changes in the balance of loans held for investment on our consolidated balance sheet. Our remaining operating expenses represent costs of the design, development, improvement, maintenance, and administration of our platform and business as a whole. Such costs are generally fixed or are not closely correlated with revenues. Of these remaining expenses, we exclude technology and data analytics expenses from this calculation because these primarily consist of personnel costs, including salaries and stock-based compensation, and expenses incurred to support our infrastructure, cloud hosting, and operational data inputs to refine our risk scoring model, and we believe these expenses do not represent an incremental unit of cost on a transaction processed on our platform.
In addition, there are certain timing differences in the recognition of certain revenues and expenses associated with our relationship with our originating bank partner that do not reflect the unit economics of transactions processed by our platform in the period presented. We purchase loans from our originating bank partner that are processed through our platform and our originating bank partner puts back to us. Under the terms of the agreement with our originating bank partner, we are generally required to pay the principal amount plus accrued interest for such loans. In certain instances, our originating bank partner may originate loans with zero or below market interest rates. In these instances, we may be required to purchase the loan for a price in excess of the fair market value of such loans, which results in a loss. We recognize these losses as loss on loan purchase commitment in our consolidated statements of operations. For the periods presented, references to our originating bank partner are to Cross River Bank.
Upon purchase of a loan from our originating bank partner at a price above the fair market value of the loan, a discount is included in the amortized cost basis of the purchased loan. For loans held for investment, this discount is amortized over the life of the loan into interest income. When a loan is sold to a third-party loan buyer, the unamortized discount is released in full at the time of sale and recognized as part of the gain or loss on sales of loans. However, the cumulative value of the loss on loan purchase commitment, the income recognized over time from the amortization of discount while retained, and the release of discount into gain (loss) on the sale of the loan net to zero over the life of the loan. Therefore, we believe that this timing difference obscures the unit economics of the transactions facilitated by our platform and that adjusting for this timing difference provides investors useful information about the unit economics of the transactions facilitated by our platform in the period and facilitates comparability of our financial performance between periods and against other operating metrics. Contribution profit as a percentage of GMV is calculated by dividing contribution profit by GMV.
Our management uses contribution profit and contribution profit as a percentage of GMV in conjunction with financial measures prepared in accordance with GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our operating results and the effectiveness of our business strategy, and in evaluating our financial performance.
However, non-GAAP financial information is presented for supplemental informational purposes only, and our use of contribution profit and contribution profit as a percentage of GMV have limitations as analytical tools, and you should not consider these in isolation or as substitutes for analysis of our financial results as reporting under GAAP. Some of these limitations are as follows:
•
contribution profit is not intended to be a measure of operating profit or loss as it excludes key operating expenses such as technology and data analytics, sales and marketing, and general and administrative expenses; and

•
other companies, including companies in our industry, may calculate contribution profit differently from how we calculate this measure or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, contribution profit and contribution profit as a percentage of GMV should be considered along with other operating and financial performance measures presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of operating loss to contribution profit for each of the periods indicated:
	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands, except percent data)
Operating loss	$(127,441)	$(107,790)	$(32,972)	$(44,623)
Add back: Technology and data analytics	76,071	122,378	25,368	33,768
Add back: Sales and marketing	16,863	25,044	5,219	22,582
Add back: General and administrative	88,902	121,230	27,704	32,266
Add back: Loss on loan purchase commitment	73,383	161,452	19,961	65,868
Less: Amortization of discount(1)	(21,833)	(35,251)	(7,406)	(14,770)
Less: Unamortized discount released on loans sold(1)	(41,000)	(106,584)	(12,682)	(15,997)
Contribution profit	$64,945	$180,479	$25,192	$79,094
GMV	$2,620,059	$4,637,220	$861,306	$1,475,929
Contribution profit as a percentage of GMV	2.5%	3.9%	2.9%	5.4%

(1)
The following table details activity for the discount included in loans held for investment for the periods indicated:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands)
Balance at the beginning of the period	$5,201	$13,068	$13,068	$28,659
Additions from loans purchased, net of refunds	70,700	157,426	20,207	58,143
Amortization of discount	(21,833)	(35,251)	(7,406)	(14,770)
Unamortized discount released on loans sold	(41,000)	(106,584)	(12,682)	(15,997)
Balance at the end of the period	$13,068	$28,659	$13,187	$56,035

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before deciding whether to invest in shares of our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Industry
If we are unable to attract additional merchants and retain and grow our relationships with our existing merchant partners, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.
Our continued success is dependent on our ability to expand our merchant base and to grow our merchants’ revenue on our platform. We derive revenue primarily from merchant network fees earned from our merchant partners. The network fees are generally charged as a percentage of the transaction volume on our platform. In addition, as more merchants are integrated into our network, there are more reasons for consumers to shop with us.
If we are not able to attract additional merchants and to expand revenue and volume of transactions from existing merchants, we will not be able to continue to attract consumers or grow our business. Our ability to retain and grow our relationships with our merchant partners depends on the willingness of merchants to partner with us. The attractiveness of our platform to merchants depends upon, among other things: the size of our consumer base; our brand and reputation; the amount of merchant fees that we charge; our ability to sustain our value proposition to merchants for customer acquisition by demonstrating higher conversion at checkout and increased AOV; the attractiveness to merchants of our technology and data-driven platform; services and products offered by competitors; and our ability to perform under, and maintain, our merchant agreements. Our agreements with our merchant partners have terms that range from approximately 12 months to 36 months, and our merchants can generally terminate these agreements without cause upon 30 to 90 days’ prior written notice, although loans facilitated through our platform that are disbursed through single-use virtual cards do not involve a merchant partnership relationship. The termination of one or more of our merchant agreements would result in a reduction in transaction volume and merchant network revenue. In addition, having a diversified mix of merchant partners is important to mitigate risk associated with changing consumer spending behavior, economic conditions and other factors that may affect a particular type of merchant or industry. For example, following the onset of the COVID-19 pandemic, our revenue from merchant partners in the travel, hospitality, and entertainment industries declined, but we saw a significant increase in revenue from merchant partners offering home fitness equipment, home office products, and home furnishings, though we may see potential downswing in these categories if the trends we have seen thus far in the COVID-19 pandemic reverse. If we fail to retain any of our larger merchant partners or a substantial number of our smaller merchant partners, if we do not acquire new merchant partners, if we do not continually expand revenue and volume from the merchants on our platform, or if we do not attract and retain a diverse mix of merchant partners, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.
If we are unable to attract new consumers and retain and grow our relationships with our existing consumers, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.
Our success depends on our ability to generate repeat use and increased transaction volume from existing consumers and to attract new consumers to our platform. We generate revenue when consumers pay with Affirm at checkout. In addition, as our consumer ecosystem expands, our contribution profit benefits, enabling us to create more compelling offers via merchants, in turn attracting more consumers and merchants. If we are not able to continue to grow our base of consumers, we will not be able to continue to grow our merchant network or our business. Our ability to retain and grow our relationships with consumers depends on the willingness of consumers to use our platform and products. The attractiveness of our platform to consumers depends upon, among other things: the number and variety of merchants and the mix of products available through our platform; our brand and reputation; consumer experience and satisfaction; consumer trust and perception of our solutions; technological innovation; and services and products offered by competitors. If we fail to retain our relationship with existing consumers, if we do not attract new consumers to our platform and products, or if we do not continually expand usage and volume from consumers on our platform, our business, results of operations, financial condition, and prospects would be materially and adversely affected.
If we fail to maintain a consistently high level of consumer satisfaction and trust in our brand, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.
Offering a better way for consumers to pay is critical to our success. If consumers do not trust our brand or have a positive experience, they will not use our platform. If consumers do not use our platform, we cannot attract or retain merchants. As a result, we have invested heavily in both technology and our support team. If we are unable to maintain a consistently high level of positive consumer experience, we will lose existing consumers and merchants. In addition, our ability to attract new consumers and merchants is highly dependent on our reputation and on positive recommendations from our existing consumers and merchants. Any failure to maintain a consistently high level of consumer service, or a market perception that we do not maintain high-quality consumer service, would adversely affect our reputation and the number of positive consumer and merchant referrals that we receive. As a result, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.
A large percentage of our revenue is concentrated with a single merchant partner, and the loss of this merchant partner or any other significant merchant relationships would materially and adversely affect our business, results of operations, financial condition, and future prospects.
Our top merchant partner, Peloton, represented approximately 28% of our total revenue for the fiscal year ended June 30, 2020 and 30% of our total revenue for the three months ended September 30, 2020. Our top ten merchants in the aggregate represented approximately 35% of our total revenue for the fiscal year ended June 30, 2020 and approximately 37% of our total revenue for the three months ended September 30, 2020. The concentration of a significant portion of our business and transaction volume with a limited number of merchants, or type of merchant or industry, exposes us disproportionately to any of those merchants choosing to no longer partner with us or choosing to partner with a competitor, to the economic performance of those merchants or industry or to any events, circumstances, or risks affecting such merchants or industry. For example, the significance of Peloton in our portfolio has increased as a result of consumer spending trends on home fitness equipment, and there can be no assurance that such trends will continue or that the levels of total revenue and merchant network revenue that we generate from Peloton will continue. The loss of Peloton as a merchant partner, or the loss of any other significant merchant relationships, would materially and adversely affect our business, results of operations, financial condition, and future prospects. In addition, an anticipated material modification in the merchant agreement with a significant merchant partner could affect the results of our operations, financial condition, and future prospects.
We may not be able to sustain our revenue growth rate, or our growth rate of related key operating metrics, in the future.
Although our revenue has increased in recent periods, there can be no assurances that revenue will continue to grow, and we expect our revenue growth rate to decline in future periods. In addition, we have grown our GMV by approximately 77% year-over-year since fiscal year ended June 30, 2019, and 626% since fiscal year ended June 30, 2017, and there can be no assurance that we will maintain our GMV growth rate in future periods. Many factors may contribute to declines in our revenue and GMV growth rates, including increased competition, slowing demand for our products from existing and new consumers, transaction volume and mix (particularly with our significant merchant partners), lower sales by our merchants

(particularly those with whom we have significant relationships), general economic conditions, a failure by us to continue capitalizing on growth opportunities, changes in the regulatory environment and the maturation of our business, among others. You should not rely on the revenue or key operating metrics for any prior quarterly or annual period as an indication of our future performance. If our revenue growth rate declines, our business, financial condition, and results of operations would be adversely affected.
We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.
We operate in a highly competitive and dynamic industry. Our technology platform faces competition from a variety of players, including those who enable transactions and commerce via digital payments. Our primary competition consists of: legacy payment methods, such as credit and debit cards, including those provided by card issuing banks such as Synchrony, J.P. Morgan Chase, Citibank, Bank of America, Capital One, and American Express; technology solutions provided by payment companies such as Visa and MasterCard; mobile wallets such as PayPal; and other pay-over-time solutions offered by companies such as Afterpay and Klarna, as well as new pay-over-time offerings by legacy financial and payments companies, including those mentioned above. We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our platform. Technological advances and the continued growth of e-commerce activities have increased consumers’ accessibility to products and services and led to the expansion of competition in digital payment options such as pay-over-time solutions. We face competition in areas such as: flexibility on payment options; duration, simplicity, and transparency of payment terms; reliability and speed in processing applications; underwriting effectiveness; compliance and security; promotional offerings; fees; approval rates; ease-of-use; marketing expertise; service levels; products and services; technological capabilities and integration; customer service; brand and reputation; and consumer and merchant satisfaction.
Some of our competitors, particularly the credit issuing banks set forth above, are substantially larger than we are, which gives those competitors advantages we do not have, such as a more diversified products, a broader consumer and merchant base, the ability to reach more consumers, the ability to cross sell their products, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, broad-based local distribution capabilities, and lower-cost funding. In addition, because many of our competitors are large financial institutions that fund themselves through low-cost insured deposits and continue to own the loans that they originate, they have certain revenue and funding opportunities not available to us. Our potential competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. For example, more established companies that possess large, existing consumer and merchant bases, substantial financial resources, and established distribution channels could enter the market.
Increased competition could result in the need for us to alter the pricing we offer to merchants or consumers. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or grow the number of consumers or merchants using our platform, which would reduce the attractiveness of our platform to other consumers and merchants, and which would materially and adversely affect our business, results of operations, financial condition, and future prospects.
Our agreement with one of our originating bank partners, Cross River Bank, which has originated the substantial majority of loans facilitated through our platform to date, is non-exclusive, short-term in duration and subject to termination by Cross River Bank upon the occurrence of certain events, including our failure to comply with applicable regulatory requirements. If that agreement is terminated, and we are unable to replace the commitments of Cross River Bank, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.
We rely on Cross River Bank to originate a substantial majority of the loans facilitated through our platform and to comply with various federal, state, and other laws. Cross River Bank handles a variety of consumer and commercial financing programs. The Cross River Bank loan program agreements have initial three-year terms ending in November  2023, which automatically renew twice for successive one-year terms unless either party provides notice of non-renewal to the other party at least 90 days prior to the end of any such term. In addition, upon the occurrence of certain early termination events, either we or Cross River Bank may terminate the loan program agreements immediately upon written notice to the other party. Our Cross River Bank loan program agreements do not prohibit Cross River Bank from working with our competitors or from offering competing services, and Cross River Bank currently offers loan programs through other competing platforms. Cross River Bank could decide not to work with us for any reason, could make working with us cost-prohibitive, or could decide to enter into an exclusive or more favorable relationship with one or more of our competitors. In addition, Cross River Bank may not perform as expected under our loan program agreements. We could in the future have disagreements or disputes with Cross River Bank, which could negatively impact or threaten our relationship with other originating banks with whom we may seek to partner.
Cross River Bank is subject to oversight by the FDIC and the State of New Jersey Department of Banking and Insurance and must comply with applicable rules and regulations and examination requirements, including requirements to maintain a certain amount of regulatory capital relative to its outstanding loans. Cross River Bank has been subject to adverse regulatory orders. While such orders were unrelated to, and had no impact on, the loans Cross River Bank originates through our platform, any future adverse orders or regulatory enforcement actions, even if unrelated to our platform, could impose restrictions on Cross River Bank’s ability to continue to originate consumer loans through our platform. We are a service provider to Cross River Bank, and as such, we are subject to audit by Cross River Bank in accordance with FDIC guidance related to management of vendors. We are also subject to the examination and enforcement authority of the FDIC under the Bank Service Company Act.
If Cross River Bank were to suspend, limit, or cease its operations, or if our relationship with Cross River Bank were to otherwise terminate for any reason (including, but not limited to, its failure to comply with regulatory actions), we would need to implement a substantially similar arrangement with another bank, obtain additional state licenses, or curtail our operations. If we need to enter into alternative arrangements with a different bank to replace our existing arrangements, we may not be able to negotiate a comparable alternative arrangement in a timely manner or at all. While we recently entered into an origination program agreement with Celtic Bank, a Utah state-chartered industrial bank whose deposits are insured by the FDIC, Celtic Bank has only originated a de minimis amount of loans facilitated through our platform which are not reflected in our financial results for the periods presented in this prospectus, and Celtic Bank is not yet able, and may never be able, to provide meaningful originating bank partner services in the event our relationship with Cross River Bank were adversely impacted. In addition, transitioning loan originations to a new bank is untested and may result in delays in the issuance of loans or, if our platform becomes inoperable, may result in the inability to facilitate loans through our platform. If we are unable to enter into an alternative arrangement with different banks to fully replace or supplement our relationship with Cross River Bank, we would potentially need to obtain additional state licenses to enable us to originate loans directly, as well as comply with other state and federal laws, which would be costly and time consuming, and there can be no assurances that any such licenses could be obtained in a timely manner or at all. In the event that our relationship with Cross River Bank were terminated, and we were not able to replace it with another originating bank in a timely manner, on comparable or more favorable terms, or at all, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.
We rely on a variety of funding sources to support our network. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding to us on terms acceptable to us, or at all, it could have a material adverse effect on our business, results of operations, financial condition, cash flows, and future prospects.
Our high-velocity, capital efficient funding model is integral to the success of our commerce platform. To support this model and the growth of our business, we must maintain a variety of funding arrangements, including warehouse facilities, securitization transactions, and forward flow agreements with a diverse set of funding sources. If we are unable to maintain access to, or to expand, our network and diversity of funding arrangements, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.

We cannot guarantee that these funding arrangements will continue to be available on favorable terms or at all, and our funding strategy may change over time and depends on the availability of such funding arrangements. For example, disruptions in the credit markets or other factors, including the continued impact of the COVID-19 pandemic, could adversely affect the availability, diversity, cost, and terms of our funding arrangements. The broad impact of COVID-19 on the financial markets has created uncertainty and volatility in many funding markets and with many funding sources. In addition, our funding sources may reassess their exposure to our industry and either curtail access to uncommitted financing capacity, fail to renew or extend facilities, or impose higher costs to access our funding.
In addition, there can be no assurances that we would be able to extend or replace our existing funding arrangements at maturity, on reasonable terms or at all. Our debt financing and loan sale forward flow facilities are generally short-term in nature, with term lengths ranging between one to three years, during which we have access to committed capital pursuant to such facilities. If our existing funding arrangements are not renewed or replaced or our existing funding sources are unwilling or unable to provide funding to us on terms acceptable to us, or at all, we would need to secure additional sources of funding or reduce our operations significantly. Further, as the volume of loans facilitated through our platform increases, we may require the expansion of our funding capacity under our existing funding arrangements or the addition of new sources of capital. The availability and diversity of our funding arrangements depends on various factors and are subject to numerous risks, many of which are outside of our control.
The agreements governing our funding arrangements require us to comply with certain covenants. A breach of such covenants or other events of default under our funding agreements could result in the reduction or termination of our access to such funding, could increase our cost of such funding or, in some cases, could give our lenders the right to require repayment of the loans prior to their scheduled maturity. Certain of these covenants are tied to our consumer default rates, which may be significantly affected by factors, such as economic downturns or general economic conditions, that are beyond our control and beyond the control of individual consumers. In particular, loss rates on consumer loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer and business confidence, commercial real estate values, the value of the U.S. dollar, energy prices, changes in consumer and business spending, the number of personal bankruptcies, disruptions in the credit markets, the COVID-19 pandemic, and other factors.
In the event of a sudden or unexpected shortage of funds in the financial system, we may not be able to maintain necessary levels of funding without incurring high funding costs, a reduction in the term or size of funding instruments, and/or the liquidation of certain assets. In such a case, if we are unable to arrange new or alternative methods of financing on favorable terms, we would have to reduce our transaction volume, which could have a material adverse effect on our business, results of operations, financial condition, cash flows, and future prospects.
In the future, we may seek to further access the capital markets to obtain capital to finance growth. However, our future access to the capital markets could be restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or volatility or deterioration in the state of the capital markets, or a negative bias toward our industry by market participants. Due to the negative bias toward our industry, certain financial institutions have restricted access to available financing by participants in our industry, and we may have more limited access to institutional capital than other businesses. Future prevailing capital market conditions and potential disruptions in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. In addition, if the capital and credit markets experience volatility, and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties, which in turn could have a material adverse effect on our business, results of operations, financial condition, cash flows, and future prospects.

The success of our business depends on our ability to work with an originating bank partner to enable effective underwriting of loans facilitated through our platform and accurately price credit risk.
We believe that one of our core competitive advantages, and a core tenet of our platform, is our ability to work with an originating bank partner to use our data-driven risk model to enable the effective underwriting of loans facilitated through our platform and to accurately and effectively price credit risk. Any deterioration in the performance of the loans facilitated through our platform, or unexpected losses on such loans, would materially and adversely affect our business and results of operations. Loan repayment underperformance would impact our interest-related and gain-on-sale income generated from loans we purchase from our originating bank partners, which are underwritten in accordance with the bank’s credit policy. Additionally, incremental charge-offs may affect future credit decisioning, growth of transaction volume, and the amount of provisions for underperforming loans we will need to take.
Traditional lenders rely on credit bureau scores and require large amounts of information to approve a loan. We believe that one of our competitive advantages is the ability of our risk model, deployed in accordance with our originating bank partners’ credit model and its underwriting guidelines when loans are made, to efficiently score and price credit risk within seconds at point-of-sale based on five top-of-mind data inputs. However, these inputs may be inaccurate or may not accurately reflect a consumer’s creditworthiness or credit risk. In addition, our ability to enable the effective underwriting of the loans we originate directly or purchase from our originating bank partners and accurately price credit risk (and, as a result, the performance of such loans) is significantly dependent on the ability of our proprietary, learning-based scoring system, and the underlying data, to quickly and accurately evaluate a customer’s credit profile and risk of default. The information we use in developing the risk model and price risk may be inaccurate or incomplete as a result of error or fraud, both of which may be difficult to detect and avoid.
Numerous factors, many of which can be unexpected or beyond our control, can adversely affect a customer’s credit risk and our risks. There may be risks that exist, or that develop in the future, including market risks, economic risks, and other external events, that we have not appropriately anticipated, identified, or mitigated, such as risks from inadequate or failed processes, people or systems, natural disasters, and compliance, reputational, or legal matters, both as they relate directly to us as well as that relate to third parties with whom we contract or otherwise do business. While we continuously update our risk model as new information becomes available to us, any changes to our risk model may be ineffective and the performance of our risk model may decline. Further, our proprietary risk model was built prior to the COVID-19 pandemic, and consequently was not designed to take into account the longer-term impacts of social, economic, and financial disruptions caused by the pandemic. If our risk model does not effectively and accurately model the credit risk of potential loans facilitated through our platform, greater than expected losses may result on such loans and, as a result, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.
In addition, if the risk model we use contains errors or is otherwise ineffective, our reputation and relationships with consumers, our funding sources, our originating bank partners, and our merchants could be harmed, we may be subject to liability, and our ability to access our funding sources may be inhibited. Our ability to attract consumers to our platform and to build trust in our platform and products is significantly dependent on our ability to effectively evaluate consumer credit profiles and likelihoods of default. If any of the credit risk or fraud models we use contain programming or other errors or is ineffective or the data provided by consumers or third parties is incorrect or stale, or if we are unable to obtain accurate data from consumers or third parties (such as credit reporting agencies), the loan pricing and approval process through our platform could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans. This could damage our reputation and relationships with consumers, our funding sources, our originating bank partners, and our merchants, which could have a material and adverse effect on our business, results of operations, financial condition, and future prospects.
Additionally, if we make errors in the development, validation, or implementation of any of the models or tools used in connection with the loans facilitated through our platform, and those that we purchase and securitize or sell to investors, those investors may experience higher delinquencies and losses. We may also be subject to liability to those investors if we misrepresented the characteristics of the loans sold because of those errors. Moreover, future performance of the loans facilitated through our platform could differ from past experience because of macroeconomic factors, policy actions by regulators, lending by other institutions, or reliability of data used in the underwriting process. To the extent that past experience has influenced the development of our risk model and proves to be inconsistent with future events, delinquency rates and losses on loans could increase. Errors in our models or tools and an inability to effectively forecast loss rates could also inhibit our ability to sell loans to investors or draw down on our funding arrangements, which could limit our ability to purchase (or directly originate) new loans and could have a material and adverse effect on our business, results of operations, financial condition, and future prospects.
If loans facilitated through our platform do not perform, or significantly underperform, we may incur financial losses on the loans we purchase and we hold on our balance sheet, or lose the confidence of our funding sources.
For certain loans facilitated through our platform that we purchase from our originating bank partners, we hold the loan receivables for investment on our balance sheet. We bear the entire credit risk in the event that these consumers default with respect to these loan receivables. In addition, non-performance, or even significant underperformance, of the loan receivables that we own could have an adverse effect on our business.
Additionally, our funding model relies on a variety of funding arrangements, including warehouse facilities, securitization transactions, and forward flow agreements with a variety of funding sources. Any significant underperformance of the loans facilitated through our platform may adversely impact our relationship with such funding sources and result in their loss of confidence in us, which could lead to the termination of our existing funding arrangements, which would have a material adverse effect on our business, results of operations, financial condition, and future prospects.
The loss of the services of our Founder and Chief Executive Officer could materially and adversely affect our business, results of operations, financial condition, and future prospects.
The experience of Max Levchin, our Founder and Chief Executive Officer, is a valuable asset to us. Mr. Levchin has significant experience in the financial technology industry and would be difficult to replace. Competition for senior executives in our industry is intense, and we may not be able to attract and retain qualified personnel to replace or succeed Mr. Levchin. Failure to retain Mr. Levchin would have a material adverse effect on our business, results of operations, financial condition, and future prospects.
Our business depends on our ability to attract and retain highly skilled employees.
Our future success depends on our ability to identify, hire, develop, motivate, and retain highly qualified personnel for all areas of our organization, in particular, a highly experienced sales force, data scientists, and engineers. Competition for these types of highly skilled employees, particularly in the San Francisco Bay Area, is extremely intense. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop, and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to maintain and build our highly experienced sales force, or are unable to continue to attract experienced engineering and technology personnel, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.
Our results depend on more prominent presentation, integration, and support of our platform by our merchants.
We depend on our merchants, which generally accept most major credit cards and other forms of payment, to present our platform as a payment option and to integrate our platform into their website or in their store, such as by prominently featuring our platform on their websites or in their stores and not just as an option at website checkout. We do not have any recourse against merchants when they do not prominently present our platform as a payment option. The failure by our merchants to effectively present, integrate, and support our platform would have a material and adverse effect on our business, results of operations, financial condition, and future prospects.

If we fail to promote, protect, and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.
We believe that developing, protecting, and maintaining awareness of our brand in a cost-effective manner is critical to attracting new and retaining existing merchants and consumers to our platform. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and the experience of merchants and consumers. Our efforts to build our brand have involved significant expense, and we expect to increase our marketing spend in the near term. These brand promotion activities may not result in increased revenue and, even if they do, any increases may not offset the expenses incurred. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect, and enforce trademark and other intellectual property protection for our brand. If we fail to successfully promote, protect, and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote, protect, and maintain our brand, we may lose our existing merchants and consumers to our competitors or be unable to attract new merchants and consumers. Any such loss of existing merchants or consumers, or inability to attract new merchants or consumers, would have an adverse effect on our business and results of operations.
We have a history of operating losses and may not achieve or sustain profitability in the future.
We incurred net losses of approximately $120.5 million in the fiscal year ended June 30, 2019 and approximately $112.6 million in the fiscal year ended June 30, 2020. We incurred net losses of approximately $30.1 million and $15.3 million in the three months ended September 30, 2019 and 2020, respectively. As of June 30, 2020, our accumulated deficit was approximately $447.2 million. As of September 30, 2020, our accumulated deficit was approximately $348.1 million. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract consumers, merchants, funding sources, and additional originating bank partners, and further enhance and develop our products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We expect to incur additional net losses in the future and may not achieve or maintain profitability on a quarterly or annual basis.
Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our quarterly results, including revenue, expenses, GMV, contribution profit, consumer metrics, and other key metrics, have fluctuated significantly in the past and are likely to do so in the future. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly results are likely to fluctuate due to a variety of factors, some of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may adversely affect the price of our Class A common stock. In addition, many of the factors that affect our quarterly results are difficult for us to predict. If our revenue, expenses, or key metrics in future quarters fall short of the expectations of our investors and financial analysts, the price of our Class A common stock will be adversely affected.
The mix of products that our merchants offer and our consumers purchase in any period affects our operating results. The mix over any period of time impacts GMV, and margin profile of our results for that period. Differences in product mix relate to different durations, APR mix, and varying proportion of 0% APR versus interest-bearing financings. For example, 0% APR loans that are facilitated through our platform are typically associated with higher merchant network revenue, but do not result in any interest income revenue. These mix shifts are primarily driven by merchant-side activity relating to the marketing of their products, whether the merchant is fully integrated within our network, and general economic conditions affecting consumers’ demand. To the extent that our loan product mix changes to include fewer 0% APR loans that are characterized by higher merchant network revenue, or more shorter-duration, low AOV loans (for example, through our Split Pay offering), we expect that our contribution profit as a percentage of GMV would decline. Other factors that may cause fluctuations in our quarterly results include:
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our ability to retain and attract new merchants, consumers, and funding sources and maintain existing relationships;

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transaction volume, merchandise volume, and mix;

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rates of repeat transaction and fluctuations in usage of our platform, including seasonality;

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loan volume and mix;

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changes to the merchant discount rates that we charge to our merchant partners;

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the amount and timing of our expenses related to acquiring merchants, consumers, and funding sources and the maintenance and expansion of our business, operations, and infrastructure;

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changes to our relationships with our merchant partners;

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changes in interest rates;

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general economic, industry, and market conditions, including the COVID-19 pandemic;

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actual or anticipated changes in loan performance and provision for credit losses;

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losses on loan purchase commitments;

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our emphasis on merchant and consumer experience instead of near-term growth;

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the availability, cost, and other terms of funding sources, including funding commitments;

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competitive dynamics in the industry in which we operate;

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the amount and timing of stock-based compensation expenses;

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network outages, cyber-attacks, or other actual or perceived security breaches or data privacy violations;

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changes in laws and regulations that impact our business;

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the cost of and potential outcomes of potential claims or litigation; and

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the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues.
We experience seasonality as a result of consumer spending patterns. Historically, our revenues have been strongest during the second quarter of our fiscal year as a result of higher commerce trends during the holiday retail season. Additionally, revenues associated with the purchase of home fitness equipment historically have been strongest in the third quarter of our fiscal year. Adverse events that occur during these months could have a disproportionate effect on our business, results of operations, financial condition, and future prospects.
The success and growth of our business depends upon our ability to continuously innovate and develop new products and technologies.
Our solution is a technology-driven platform that relies on innovation to remain competitive. The process of developing new technologies and products is complex, and we build our own technology, using the latest in artificial intelligence and machine learning (“AI/ML”), cloud-based technologies, and other tools to differentiate our products and technologies. In addition, our dedication to incorporating technological advancements into our platform requires significant financial and personnel resources and talent. Our development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from other growth initiatives important to our business. We operate in an industry experiencing rapid technological change and frequent product introductions. We may not be able to make technological improvements as quickly as demanded by our consumers and merchants, which could harm our ability to attract consumers and merchants. In addition, we may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to consumers and merchants. If we are unable to successfully and timely innovate and continue to deliver a superior merchant and consumer experience, the demand for our products and technologies may decrease and our growth, business, results of operations, financial condition, and future prospects could be materially and adversely affected.

Further, we use AI/ML in many aspects of our business, including fraud, credit risk analysis, and product personalization. The AI/ML models that we use are trained using various data sets. If the AI/ML models are incorrectly designed, the data we use to train them is incomplete, inadequate, or biased in some way, or we do not have sufficient rights to use the data on which our AI/ML models rely, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws, third-party privacy, or other rights, or contracts to which we are a party. For instance, in 2017 a discrepancy between a data signal used in the AI/ML model training data set and in our online decisioning environment for our risk model resulted in the risk model making incorrect decisions in certain specific cases. While the effect of this discrepancy was small and we are continuously taking steps to prevent any errors in the future, errors may arise in the future.
Our failure to accurately predict the demand or growth of our new products and technologies also could have a material and adverse effect on our business, results of operations, financial condition, and future prospects. New products and technologies are inherently risky, due to, among other things, risks associated with: the product or technology not working, or not working as expected; consumer and merchant acceptance; technological outages or failures; and the failure to meet consumer and merchant expectations. As a result of these risks, we could experience increased claims, reputational damage, or other adverse effects, which could be material. The profile of potential consumers using our new products and technologies also may not be as attractive as the profile of the consumers that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Additionally, we can provide no assurance that we will be able to develop, commercially market, and achieve acceptance of our new products and technologies. In addition, our investment of resources to develop new products and technologies and make changes or updates to our platform may either be insufficient or result in expenses that exceed the revenue actually generated from these new products. Failure to accurately predict demand or growth with respect to our new products and technologies could have a material and adverse effect on our business, results of operations, financial condition, and future prospects.
Negative publicity about us or our industry could adversely affect our business, results of operations, financial condition, and future prospects.
Negative publicity about us or our industry, including the transparency, fairness, user experience, quality, and reliability of our platform or point-of-sale lending platforms in general, effectiveness of our risk model, our ability to effectively manage and resolve complaints, our privacy and security practices, litigation, regulatory activity, misconduct by our employees, funding sources, originating bank partners, service providers, or others in our industry, the experience of consumers and investors with our platform or services or point-of-sale lending platforms in general, or use of loan proceeds by consumers that have obtained loans facilitated through our platform or other point-of-sale lending platforms for illegal purposes, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our reputation and cause disruptions to our platform. Any such reputational harm could further affect the behavior of consumers, including their willingness to obtain loans facilitated through our platform or to make payments on their loans. As a result, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.
Real or perceived software errors, failures, bugs, defects, or outages could adversely affect our business, results of operations, financial condition, and future prospects.
Our platform and our internal systems rely on software that is highly technical and complex. In addition, our platform and our internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. As a result, undetected errors, failures, bugs, or defects may be present in such software or occur in the future in such software, including open source software and other software we license in from third parties, especially when updates or new products or services are released. For instance, in 2016 there was a discrepancy between a data signal used in the AI/ML training data set and in our online decisioning environment for our risk model, which resulted in our risk model making incorrect decisions in certain specific cases. While this discrepancy was remedied, and we are continuously taking steps to prevent any errors in the future, errors may arise in the future.
Any real or perceived errors, failures, bugs, or defects in the software may not be found until our consumers use our platform and could result in outages or degraded quality of service on our platform that could adversely impact our business (including through causing us not to meet contractually required service levels), as well as negative publicity, loss of or delay in market acceptance of our products and services, and harm to our brand or weakening of our competitive position. In such an event, we may be required, or may choose, to expend significant additional resources in order to correct the problem. Any real or perceived errors, failures, bugs, or defects in the software we rely on could also subject us to liability claims, impair our ability to attract new consumers, retain existing consumers, or expand their use of our products and services, which would adversely affect our business, results of operations, financial condition, and future prospects.
Any significant disruption in, or errors in, service on our platform or relating to vendors, including events beyond our control, could prevent us from processing transactions on our platform or posting payments and have a material and adverse effect on our business, results of operations, financial condition, and future prospects.
We use vendors, such as our cloud computing web services provider, virtual card processing companies, and third-party software providers, in the operation of our platform. The satisfactory performance, reliability, and availability of our technology and our underlying network and infrastructure are critical to our operations and reputation and the ability of our platform to attract new and retain existing merchants and consumers. We rely on these vendors to protect their systems and facilities against damage or service interruptions from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm these systems, criminal acts, and similar events. If our arrangement with a vendor is terminated or if there is a lapse of service or damage to its systems or facilities, we could experience interruptions in our ability to operate our platform. We also may experience increased costs and difficulties in replacing that vendor and replacement services may not be available on commercially reasonable terms, on a timely basis, or at all. Any interruptions or delays in our platform availability, whether as a result of a failure to perform on the part of a vendor, any damage to one of our vendor’s systems or facilities, the termination of any of our third-party vendor agreement, software failures, our or our vendor’s error, natural disasters, terrorism, other man-made problems, security breaches, whether accidental or willful, or other factors, could harm our relationships with our merchants and consumers and also harm our reputation.
In addition, we source certain information from third parties. For example, our risk scoring model is based on algorithms that evaluate a number of factors and currently depend on sourcing certain information from third parties, including consumer reporting agencies. In the event that any third-party from which we source information experiences a service disruption, whether as a result of maintenance, natural disasters, terrorism, or security breaches, whether accidental or willful, or other factors, the ability to score and decision loan applications through our platform may be adversely impacted. Additionally, there may be errors contained in the information provided by third parties. This may result in the inability to approve otherwise qualified applicants through our platform, which may adversely impact our business by negatively impacting our reputation and reducing our transaction volume.
To the extent we use or are dependent on any particular third-party data, technology, or software, we may also be harmed if such data, technology, or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement, misappropriation, or other violation, or malfunctions or functions in a way we did not anticipate. Any loss of the right to use any of this data, technology, or software could result in delays in the provisioning of our products and services until equivalent or replacement data, technology, or software is either developed by us, or, if available, is identified, obtained, and integrated, and there is no guarantee that we would be successful in developing, identifying, obtaining, or integrating equivalent or similar data, technology, or software, which could result in the loss or limiting of our products, services, or features available in our products or services.
In addition, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that it may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing transactions or posting payments on our platform, damage our brand and reputation, divert the attention of our employees, reduce our revenue, subject us to liability, and cause consumers or merchants to abandon our platform, any of which could have a material and adverse effect on our business, results of operations, financial condition, and future prospects.

If our merchants fail to fulfill their obligations to consumers or comply with applicable law, we may incur remediation costs.
Although our merchants are obligated to fulfill their contractual commitments to consumers and to comply with applicable law, including in marketing our products, from time to time, they might not, or a consumer might allege that they did not. This, in turn, can result in claims or defenses against our originating bank partners and us, or a loan purchaser, or in loans being uncollectible due to the Federal Trade Commission’s Holder in Due Course Rule (“Holder Rule”), or equivalent state laws. The Holder Rule requires the inclusion of a specific notice in consumer credit contracts evidencing debts arising from purchase money loan transactions. The notice provides that the holder of the consumer credit contract is subject to all claims and defenses which the debtor could assert against the seller of goods or services obtained with the proceeds of the consumer credit contract. In those cases, we may decide that it is beneficial to remediate the situation, either through assisting the consumers to get a refund, working with our originating bank partners to modify the terms of the loan or reducing the amount due, making a payment to the consumer, or otherwise. Historically, the cost of remediation has not been material to our business, but we make no assurance that it will not be in the future.
Our vendor relationships subject us to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to our operations could have an adverse effect on our business, results of operations, financial condition, and future prospects.
We have significant vendors that, among other things, provide us with financial, technology, and other services to support our products and other activities, including, for example, credit ratings and reporting, cloud-based data storage and other IT solutions, and payment processing. The Consumer Financial Protection Bureau (“CFPB”) has issued guidance stating that institutions under its supervision may be held responsible for the actions of the companies with which they contract. Accordingly, we could be adversely impacted to the extent our vendors fail to comply with the legal requirements applicable to the particular products or services being offered.
In some cases, vendors are the sole source, or one of a limited number of sources, of the services they provide to us. For example, we are solely reliant on our agreement with our cloud computing web services provider for the provision of cloud infrastructure services to support our platform. Most of our vendor agreements are terminable by the vendor on little or no notice, and if our current vendors were to terminate their agreements with us or otherwise stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms (or at all). If any vendor fails to provide the services we require, fails to meet contractual requirements (including compliance with applicable laws and regulations), fails to maintain adequate data privacy controls and electronic security systems, or suffers a cyber-attack or other security breach, we could be subject to CFPB, Federal Trade Commission (“FTC”) and other regulatory enforcement actions, claims from third parties, including our consumers, and suffer economic and reputational harm that could have an adverse effect on our business. Further, we may incur significant costs to resolve any such disruptions in service, which could adversely affect our business.
For example, certain installment loans are originated by our originating bank partners and then disbursed to merchants via single-use virtual cards facilitated through our partnership with an issuer processor. This issuer processor issues single-use virtual cards through its issuing bank partner which allow loans facilitated through our platform to be processed over the card network. Such loans facilitated through our platform can be used at merchants where we are not integrated at checkout, allowing consumers to complete purchases with virtual cards just as they would with a standard credit or debit card. In the event that our issuer processor became unable or unwilling to facilitate the disbursements to merchants and we are unable to reach an agreement with another vendor, such loans would no longer be able to be facilitated through our platform.
Litigation, regulatory actions, and compliance issues could subject us to fines, penalties, judgments, remediation costs, and requirements resulting in increased expenses.
Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry in general and consumer financial services in particular.
In the ordinary course of business, we have been named as a defendant in various legal actions, including arbitrations and other litigation. From time to time, we may also be involved in, or the subject of, reviews, requests for information, investigations, and proceedings (both formal and informal) by state and federal governmental agencies, including banking regulators, the FTC, and the CFPB, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to fines, penalties, obligations to change our business practices, and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment, in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same or similar activities.
In addition, a number of participants in the consumer finance industry have been the subject of putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive, or abusive acts or practices; violations of state licensing and lending laws, including state interest rate limits; actions alleging discrimination on the basis of race, ethnicity, gender, or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. The current regulatory environment, increased regulatory compliance efforts, and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have an adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes subject to the jurisdiction of the CFPB and FTC may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages in excess of the amounts we earned from the underlying activities.
See “— Risks Related to Our Regulatory Environment.”
We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our operational, administrative, and financial resources.
Since we launched our platform in 2014 we have experienced significant transaction volume growth. From fiscal years ended June 30, 2017 to 2020, we experienced total GMV growth of 626%. We have a relatively limited operating history at our current scale, and our growth in recent periods exposes us to increased risks, uncertainties, expenses, and difficulties. If we are unable to maintain at least our current level of operations using cash flow, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.
As a result of our growth, we face significant challenges in:
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increasing the number of consumers with, and the volume of, loans facilitated through our platform;

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maintaining and developing relationships with existing merchants and additional merchants;

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securing commitments from our existing and new originating bank partners to provide loans to customers of our merchants;

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securing funding to maintain our operations and future growth;

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maintaining adequate financial, business, and risk controls;

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implementing new or updated information and financial and risk controls and procedures;

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navigating complex and evolving regulatory and competitive environments;

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attracting, integrating and retaining an appropriate number and technological skill level of qualified employees;

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particularly in the post-COVID-19 environment, training, managing, and appropriately sizing our workforce and other components of our business on a timely and cost-effective basis;

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expanding within existing markets;

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entering into new markets and introducing new solutions;

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continuing to revise our proprietary risk model;

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continuing to develop, maintain, protect, and scale our platform;

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effectively using limited personnel and technology resources; and

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maintaining the security of our platform and the confidentiality of the information (including personally identifiable information) provided and utilized across our platform.

We may not be able to manage our expanding operations effectively, and any failure to do so could adversely affect our ability to generate revenue and control our expenses, and would materially and adversely affect our business, results of operations, financial condition, and future prospects.
Real or perceived inaccuracies in our key operating metrics may harm our reputation and negatively affect our business.
We track certain key operating metrics such as GMV, active consumers and transactions per active consumers with internal systems and tools that are not independently verified by any third party. While the metrics presented in this prospectus are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.
Changes in market interest rates could have an adverse effect on our business.
Increased interest rates may adversely impact the spending levels of consumers and their ability and willingness to borrow money. Higher interest rates often lead to higher payment obligations, which may reduce the ability of consumers to remain current on their obligations and, therefore, lead to increased delinquencies, defaults, consumer bankruptcies and charge-offs, and decreasing recoveries, all of which could have an adverse effect on our business. Certain of our funding arrangements bear a variable interest rate. Given the fixed interest rates charged on the loans originated on our platform, in the event that variable interest rates rise across the market, our interest margin earned in these funding arrangements would be reduced. Dramatic increases in interest rates may make these forms of funding nonviable. In addition, certain of our loan sale agreements are repriced on a recurring basis using a mechanism tied to interest rates. To reduce our exposure to broad changes in prevailing interest rates, we maintain an interest rate hedging program which eliminates some, but not all, of the interest rate risk.
Borrowings under certain of our funding arrangements bear an interest rate based on certain tenors of the London interbank offered rate (“LIBOR”) plus a credit spread. In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that, after 2021, it will stop compelling banks to submit rates for the calculation of LIBOR. Some of our funding arrangements contemplate a mechanism for replacing LIBOR with a new benchmark rate (to be agreed upon by us and each applicable financial counterparty) for debt drawn under the arrangements. This mechanism is triggered in the event that LIBOR is no longer published or otherwise available as a benchmark for establishing interest rates for loans. Since the conditions for the implementation of this mechanism have not yet been triggered, we cannot determine with certainty what such replacement rate would be. As a result, we cannot reasonably predict the potential effect of a discontinuation or replacement of LIBOR, other reforms or the establishment of alternative reference rates on our business. The discontinuation, reform, or replacement of LIBOR could result in interest rate increases on our funding arrangements, which could adversely affect our cash flows and operating results.
In connection with our securitizations, warehouse credit facilities, and forward flow agreements, we make representations and warranties concerning the loans financed pursuant to such agreements. If those representations and warranties are not correct, we could be required to repurchase certain of such loans. Any significant required repurchases would have an adverse effect on our ability to operate and fund our business.
In our asset-backed securitizations, warehouse credit facilities, and forward flow agreements, we make numerous representations and warranties concerning the characteristics of the loans we transfer and/or sell (depending on the type of facility), including representations and warranties that the loans meet certain eligibility requirements of those facilities and investors. If those representations and warranties are incorrect, we may be required to repurchase certain of the financed loans. Failure to repurchase so-called “ineligible loans” when required could constitute an event of default under our financing agreements and lead to the potential termination of the applicable facility. We can provide no assurance, however, that we would have adequate cash or other qualifying assets available to make such repurchases. Such repurchases could be limited in scope, relating to small pools of loans, or larger in scope, across multiple pools of loans. If we were required to make such repurchases and if we do not have adequate liquidity to fund such repurchases, it would have a material adverse effect on our business, results of operations, financial condition, and future prospects.
Our revenue is impacted, to a significant extent, by the general economy and the financial performance of our merchants.
Our business, the consumer financial services industry, and our merchants’ businesses are sensitive to macroeconomic conditions. Economic factors such as interest rates, changes in monetary and related policies, market volatility, consumer confidence, and unemployment rates are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified consumers to take out loans. Such conditions are also likely to affect the ability and willingness of consumers to pay amounts owed under the loans facilitated through our platform, each of which would have an adverse effect on our business, results of operations, financial condition, and future prospects.
In addition, the COVID-19 pandemic has had, and continues to have, a significant impact on the national economy and the communities in which we operate. While the pandemic’s effect on the macroeconomic environment has yet to be fully determined and could continue for months or years, any prolonged economic downturn with sustained high unemployment rates would lead to decreased retail consumption and may materially decrease our transaction volume or increase defaults and delinquencies. Such effects, if they continue for a prolonged period, would have a material adverse effect on our business, results of operations, financial condition, and future prospects.
The generation of new loans facilitated through our platform, and the transaction fees and other fee income due to us associated with such loans, depends upon sales of products and services by our merchants. Our merchants’ sales may decrease or fail to increase as a result of factors outside of their control, such as the macroeconomic conditions referenced above, or business conditions affecting a particular merchant, industry vertical, or region. Weak economic conditions also could extend the length of our merchants’ sales cycle and cause consumers to delay making (or not make) purchases of our merchants’ products and services. Some of our merchants have experienced a decrease in sales, supply chain disruptions, inventory shortages, and other adverse effects as a result of the COVID-19 pandemic, and the future impact of the COVID-19 pandemic remains uncertain. The decline of sales by our merchants for any reason will generally result in lower credit sales and, therefore, lower loan volume and associated fee income for us. This risk is particularly acute with respect to our largest merchants.

In addition, if a merchant closes some or all of its locations (including as a result of COVID-19 mandated closures) or becomes subject to a voluntary or involuntary bankruptcy proceeding (or if there is a perception that it may become subject to a bankruptcy proceeding), consumers may have less incentive to pay their outstanding balances on loans facilitated through our platform, which could result in higher charge-off rates than anticipated. Moreover, if the financial condition of a merchant deteriorates significantly or a merchant becomes subject to a bankruptcy proceeding, we may not be able to recover amounts due to us from the merchant.
Our business is heavily concentrated in U.S. consumer credit, and therefore our results are more susceptible to fluctuations in that market than a more diversified company.
Our business is heavily concentrated in U.S. consumer credit. As a result, we are more susceptible to fluctuations and risks particular to U.S. consumer credit than a more diversified company. For example, our business is particularly sensitive to macroeconomic conditions that affect the U.S. economy and consumer spending and consumer credit. We are also more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted at consumer credit or the specific consumer credit products that we offer (including promotional financing). Our business concentration could have a material adverse effect on our business, results of operations, financial condition, and future prospects.
Our business is subject to the risks of earthquakes, fires, floods, and other natural catastrophic events and to interruption by man-made issues such as strikes.
Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, strikes, health pandemics, and similar events. For example, a significant natural disaster in the San Francisco Bay Area or any other location in which we have offices or facilities, such as an earthquake, fire, or flood, could have a material adverse effect on our business, results of operations, financial condition, and future prospects, and our insurance coverage may be insufficient to compensate us for losses that may occur. In addition, strikes, wars, terrorism, and other geopolitical unrest could cause disruptions in our business and lead to interruptions, delays, or loss of critical data. We may not have sufficient protection or recovery plans in certain circumstances, such as a significant natural disaster, and our business interruption insurance may be insufficient to compensate us for losses that may occur.
Borrowers may not view or treat their loans as having the same significance as other obligations, and the loans facilitated through our platform are not secured, guaranteed, or insured and involve a high degree of financial risk.
Borrowers may not view the loans facilitated through our platform as having the same significance as other credit obligations arising under more traditional circumstances. If a consumer neglects his or her payment obligations on a loan facilitated through our platform or chooses not to repay his or her loan entirely, it will have an adverse effect on our business, results of operations, financial condition, future prospects, and cash flows.
Personal loans facilitated through our platform are not secured by any collateral, not guaranteed or insured by any third-party, and not backed by any governmental authority in any way. Therefore, if we purchase the loans from our originating bank partners after they are originated, we are limited in our ability to collect on these loans if a consumer is unwilling or unable to repay them. A consumer’s ability to repay their loans can be negatively impacted by increases in their payment obligations to other lenders under mortgage, credit card, and other loans resulting from increases in base lending rates or structured increases in payment obligations. If a consumer defaults on a loan, we may be unsuccessful in our efforts to collect the amount of the loan. As such, our originating bank partners could decide to originate fewer loans through our platform. An increase in defaults precipitated by these risks and uncertainties could have a material adverse effect on our business, results of operations, financial condition, and future prospects.
If our collection efforts on delinquent loans are ineffective or unsuccessful, the performance of the loans would be adversely affected.
Our ability to collect on loans is dependent on the consumer’s continuing financial stability, and consequently, collections can be adversely affected by a number of factors, including job loss, divorce, death, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and debtor relief laws, may limit the amount that can be recovered on the loans. It is possible that a higher percentage of consumers will seek protection under bankruptcy or debtor relief laws as a result of financial and economic disruptions related to the outbreak of the COVID-19 pandemic than is reflected in our historical experience. In addition, in response to the COVID-19 pandemic, federal and state regulatory agencies issued guidance encouraging leniency with respect to credit obligations and a few states took action to restrict collections activity during the COVID-19 pandemic. Federal, state, or other restrictions could impair our ability to collect amounts owed and due on the loans facilitated through our platform, reduce income received from the loans facilitated through our platform, or negatively affect our ability to comply with our current financing arrangements or obtain financing with respect to the loans facilitated through our platform.
In the event that initial attempts to contact a consumer are unsuccessful, certain delinquent loans may be referred to a collection agent that will service the loans using its own servicing platform. Further, if collection action must be taken in respect of a loan, the collection agent may charge additional amounts, which may reduce the amounts of collections that we receive.
In addition, because our servicing fees in connection with the services we provide depend on the collectability of the loans facilitated through our platform, if there is an unexpected significant increase in the number of consumers who fail to repay their loans or an increase in the principal amount of the loans that are not repaid, we will be unable to collect our entire servicing fee for the loans facilitated through our platform for which we act as servicer, and our business, results of operations, financial condition, future prospects, and cash flows could be materially and adversely affected.
The COVID-19 pandemic has impacted our working environment and diverted personnel resources and any prolonged effects of the pandemic may adversely impact our operations and employees.
We have had to expend, and expect to continue to expend, personnel resources to respond to the COVID-19 pandemic, including to develop and implement internal policies and procedures and track changes in laws. Any prolonged diversion of personnel resources may have an adverse effect on our operations. In addition, as a result of the COVID-19 pandemic, in March 2020, we transitioned our entire staff to a remote working environment. Over time such remote operations may decrease the cohesiveness of our teams and our ability to maintain our culture, both of which are critical to our success. Additionally, a remote working environment may impede our ability to undertake new business projects, to foster a creative environment, to hire new team members, and to retain existing team members. Such effects may adversely affect the productivity of our team members and overall operations, which could have a material adverse effect on our business, results of operations, financial condition, and future prospects.
While we take precautions to prevent consumer identity fraud, it is possible that identity fraud may still occur or has occurred, which may adversely affect the performance of the loans facilitated through our platform.
There is risk of fraudulent activity associated with our platform, originating bank partners, consumers, and third parties handling consumer information. Our resources, technologies, and fraud prevention tools may be insufficient to accurately detect and prevent fraud. We are obligated to repurchase the loans facilitated through our platform in certain cases of confirmed identity theft. The level of fraud related charge-offs on the loans facilitated through our platform could be adversely affected if fraudulent activity were to significantly increase.
We bear the risk of consumer fraud in a transaction involving us, a consumer, and a merchant, and we generally have no recourse to the merchant to collect the amount owed by the consumer. Significant amounts of fraudulent cancellations or chargebacks could adversely affect our business or financial condition. High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our consumers and merchants, and could materially and adversely affect our business, results of operations, financial condition, future prospects, and cash flows.

Our ability to protect our confidential, proprietary, or sensitive information, including the confidential information of consumers on our platform, may be adversely affected by cyber-attacks, employee or other internal misconduct, computer viruses, physical or electronic break-ins, or similar disruptions.
Our business involves the collection, storage, use, disclosure, processing, transfer, and other handling (collectively, “processing”) of a wide variety of information, including personally identifiable information, for various purposes in our business, including to help ensure the integrity of our services and to provide features and functionality to our consumers and merchants. The processing of the information we acquire in connection with our consumers’ and merchants’ use of our services is subject to numerous privacy, data protection, cybersecurity, and other laws and regulations in the United States and foreign jurisdictions. The automated nature of our business and our reliance on digital technologies may make us an attractive target for, and potentially vulnerable to, cyber-attacks, computer malware, computer viruses, social engineering (including phishing and ransomware attacks), general hacking, physical or electronic break-ins, or similar disruptions. While we and our vendors have taken steps to protect the confidential, proprietary, and sensitive information to which we have access and to prevent data loss, our security measures or those of our vendors could be breached, including as a result of employee theft, exfiltration, misuse or malfeasance, our actions, omissions, or errors, third-party actions, omissions, or errors, unintentional events, or deliberate attacks by cyber criminals, any of which may result in the loss of, or unauthorized access to, our or our consumers’ data, our intellectual property, or other confidential, proprietary, or sensitive business information. Any accidental or willful security breaches or other unauthorized access to our platform or servicing systems could cause confidential, proprietary, or sensitive information to be stolen and used for criminal or other unauthorized purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of employee theft, exfiltration, misuse or malfeasance, our actions, omissions, or errors, third-party actions, omissions, or errors, unintentional events, deliberate attacks by cyber criminals or otherwise, or if design flaws in our software or systems are exposed and exploited, our relationships with consumers could be damaged, and we could incur significant liability. Although we monitor our systems in order to detect security breaches or instances of unauthorized access to confidential information, there is no guarantee that our monitoring efforts will be effective.
The techniques used to obtain unauthorized, improper, or illegal access to our systems, our or our consumers’ data, or to disable or degrade service or sabotage systems, are constantly evolving, may be difficult to detect quickly, and often are not recognized until after they have been launched against a target. We may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative or remedial measures. Unauthorized parties have in the past attempted and may in the future attempt to gain access to our systems or facilities through various means, including, among others, hacking into our or our partners’ or consumers’ systems or facilities, or attempting to fraudulently induce our employees, partners, consumers or others into disclosing usernames, passwords, or other sensitive information, which may in turn be used to access our information technology systems and gain access to our or our consumers’ data or other confidential, proprietary, or sensitive information. Such efforts may be state-sponsored and supported by significant financial and technological resources, making them even more difficult to detect and prevent.
In addition, in certain circumstances we utilize vendors, including cloud service providers, to facilitate the servicing of consumer accounts. Under these arrangements, these vendors require access to certain consumer data for the purpose of servicing the accounts. Because we do not control our vendors, or the processing of data by our vendors, other than through our contractual relationships, our ability to monitor our vendors’ data security may be very limited such that we cannot ensure the integrity or security of measures they take to protect and prevent the loss of our or our consumers’ data. As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our vendors may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by, or other security incidents affecting, our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our products and services.
Any actual or perceived failure to comply with legal and regulatory requirements applicable to us, including those relating to information security, or any failure to protect the information that we collect from our consumers and merchants, including personally identifiable information, from cyber-attacks, or any such actual or perceived failure by our originating bank partners, may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate. Our originating bank partners also operate in a highly regulated environment, and many laws and regulations that apply directly to our originating bank partners are indirectly applicable to us through our arrangements with our originating bank partners.
Furthermore, federal and state regulators and many federal and state laws and regulations require notice of any data security breaches that involve personal information. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause consumers to lose confidence in the effectiveness of our data security measures. Any security breach suffered by us or our vendors, any attack against our service availability, any unauthorized, accidental, or unlawful access or loss of data, or the perception that any such event has occurred, could result in a disruption to our service, litigation, an obligation to notify regulators and affected individuals, the triggering of indemnification and other contractual obligations, regulatory investigations, government fines and penalties, reputational damage, and loss of consumers and ecosystem partners, and our business and operations could be adversely affected. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, eliminating, and putting in place additional tools and devices designed to prevent future actual or perceived security incidents, as well as in connection with complying with any notification or other obligations resulting from any security incidents. Our insurance policies carry retention and coverage limits, which may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business. Furthermore, we cannot be certain that insurance coverage will continue to be available on acceptable terms or at all, or that the insurer will not deny coverage as to any future claim. Reduced confidence and participation in our platform and our data security measures could also adversely affect a consumer’s willingness to make payments on his or her loan, which could result in reduced collections.
Internet-based loan origination processes may give rise to greater risks than paper-based processes.
On behalf of our originating bank partners, we use the Internet to obtain application information and distribute certain legally required notices to applicants for loans, and to obtain electronically signed loan documents in lieu of paper documents with tangible consumer signatures. These processes entail additional risks relative to paper-based loan underwriting processes and procedures, including risks regarding the sufficiency of notice for compliance with consumer protection laws, risks that consumers may challenge the authenticity of loan documents or the validity of electronic signatures and records, and risks that, despite internal controls, unauthorized changes are made to the electronic loan documents.
Misconduct and errors by our employees, vendors, and service providers could harm our business and reputation.
We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees, vendors, and other service providers. Our business depends on our employees, vendors, and service providers to process a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan transactions that involve the use and disclosure of personal and business information. We could be adversely affected if transactions were redirected, misappropriated, or otherwise improperly executed, personal and business information was disclosed to unintended recipients, or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with consumers and merchants through our platform is governed by various federal and state laws. If any of our employees, vendors, or service providers take, convert, or misuse funds, documents, or data, or fail to follow protocol when interacting with consumers and merchants, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents, or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. It is not always possible to identify and deter misconduct or errors by employees, vendors, or service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to consumers and merchants, inability to attract future consumers and merchants, reputational damage, regulatory intervention, and financial harm, which could negatively impact our business, results of operations, financial condition, and future prospects.
We may be unable to sufficiently obtain, maintain, protect, or enforce our intellectual property and other proprietary rights.
Intellectual property and other proprietary rights are important to the success of our business. Our ability to compete effectively is dependent in part upon our ability to obtain, maintain, protect, and enforce our intellectual property and other proprietary rights, including with respect to our proprietary technology, and to obtain licenses to use the intellectual property and proprietary rights of others. We rely on a combination of patents, trademarks, service marks, copyrights, trade secrets, domain names, and agreements with employees and third parties to protect our intellectual property and other proprietary rights. We own the domain name rights for affirm.com, and, as of September 30, 2020, we owned eight registered trademarks and five trademark applications in the United States, six registered trademarks and ten trademark applications in various foreign jurisdictions, and one issued patent and six pending patent applications in the United States. Nonetheless, the steps we take to obtain, maintain, protect, and enforce our intellectual property and other proprietary rights may be inadequate and, despite our efforts to protect these rights, unauthorized third parties, including our competitors, may duplicate, mimic, reverse engineer, access, obtain, or use the proprietary aspects of our technology, processes, products, or services without our permission. Our competitors and other third parties may also design around or independently develop similar technology or otherwise duplicate or mimic our services or products such that we would not be able to successfully assert our intellectual property or other proprietary rights against them. We cannot assure that any future patent, trademark, or service mark registrations will be issued for our pending or future applications or that any of our current or future patents, copyrights, trademarks, or service marks (whether registered or unregistered) will be valid, enforceable, sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights, or provide us with any competitive advantage.
Our trademarks, trade names, and service marks have significant value, and our brand is an important factor in the marketing of our services. We intend to rely on both registrations and common law protections for our trademarks. However, we may be unable to prevent competitors or other third parties from acquiring or using trademarks, service marks, or other intellectual property or other proprietary rights that are similar to, infringe upon, misappropriate, dilute, or otherwise violate or diminish the value of our trademarks and service marks and our other intellectual property and proprietary rights. The value of our intellectual property and other proprietary rights could diminish if others assert rights in or ownership of our intellectual property or other proprietary rights, or in trademarks or service marks that are similar to our trademarks or service marks.
In addition, we cannot guarantee that we have entered into agreements containing obligations of confidentiality with each party that has or may have had access to proprietary information, know-how, or trade secrets owned or held by us. Moreover, our contractual arrangements may be breached or may otherwise not effectively prevent disclosure of, or control access to, our confidential or otherwise proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. The measures we have put in place may not prevent misappropriation, infringement, or other violation of our intellectual property or other proprietary rights or information and any resulting loss of competitive advantage, and we may be required to litigate to protect our intellectual property or other proprietary rights or information from misappropriation, infringement, or other violation by others, which is expensive, could cause a diversion of resources, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. Our efforts to enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights, and if such defenses, counterclaims, or countersuits are successful, it could diminish or we could otherwise lose valuable intellectual property and other proprietary rights. Additionally, the laws of some foreign countries may not be as protective of intellectual property and other proprietary rights as those in the United States, and the mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate.

Furthermore, third parties may challenge, invalidate, or circumvent our intellectual property and proprietary rights, including through administrative processes or litigation. The legal standards relating to the validity, enforceability, and scope of protection of intellectual property and other proprietary rights are uncertain and still evolving. Our intellectual property and other proprietary rights may not be sufficient to provide us with a competitive advantage and the value of our intellectual property and other proprietary rights could also diminish if others assert rights therein or ownership thereof, and we may be unable to successfully resolve any such conflicts in our favor or to our satisfaction.
We may be sued by third parties for alleged infringement, misappropriation, or other violation of their intellectual property or other proprietary rights.
Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating, or otherwise violating the intellectual property or other proprietary rights of third parties. We may become involved in disputes from time to time concerning intellectual property or other proprietary rights of third parties, which may relate to our own proprietary technology, or to technology that we acquire or license from third parties, and we may not prevail in these disputes. Relatedly, competitors or other third parties may raise claims alleging that service providers or other third parties retained or indemnified by us, infringe on, misappropriate, or otherwise violate such competitors’ or other third parties’ intellectual property or other proprietary rights. These claims of infringement, misappropriation, or other violation may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid all such alleged violations of such intellectual property or other proprietary rights. We also may be unaware of third-party intellectual property or other proprietary rights that cover or otherwise relate to some or all of our products and services.
Given the complex, rapidly changing, and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, a claim of infringement, misappropriation, or other violation against us may require us to spend significant amounts of time and other resources to defend against the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies, or other intellectual property (temporarily or permanently), cease offering certain products or services, obtain a license, which may not be available on commercially reasonable terms or at all, or redesign our products or services or functionality therein, which could be costly, time-consuming, or impossible.
Some of the aforementioned risks of infringement, misappropriation or other violation, in particular with respect to patents, are potentially increased due to the nature of our business, industry, and intellectual property portfolio. For instance, it has become common in recent years for certain third parties to purchase patents or other intellectual property assets for the sole purpose of making claims of infringement, misappropriation, or other violation in an attempt to extract settlements from companies such as ours. Relatedly, we do not currently have a large patent portfolio, which could otherwise assist us in deterring patent infringement claims from competitors, through our ability to bring patent infringement counterclaims using our own patent portfolio. In addition to the previously mentioned impacts of intellectual property-related litigation, while in some cases a third party may have agreed to indemnify us for costs associated with intellectual property-related litigation, such indemnifying third party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.
Some aspects of our platform include open source software, and our use of open source software could negatively affect our business, results of operations, financial condition, and future prospects.
Aspects of our platform include software covered by open source licenses. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform. In such an event, we could be required to re-engineer all or a portion of our technologies, seek licenses from third parties in order to continue offering our products, discontinue the use of our platform in the event re-engineering cannot be accomplished, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. If portions of our proprietary software are determined to be subject to an open source license, we could also be required to, under certain circumstances, publicly release or license, at no cost, our products that incorporate the open source software or the affected portions of our source code, which could allow our competitors or other third parties to create similar products and services with lower development effort, time, and costs, and could ultimately result in a loss of transaction volume for us. We cannot ensure that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies, and we may inadvertently use open source in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation, or other violation. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, be subject to significant damages, be enjoined from the sale of our products and services, and be required to comply with onerous conditions or restrictions on our products and services, any of which could be materially disruptive to our business.
In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation, or other violations, the quality of code, or the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business, results of operations, financial condition, and future prospects. For instance, open source software is often developed by different groups of programmers outside of our control that collaborate with each other on projects. As a result, open source software may have security vulnerabilities, defects, or errors of which we are not aware. Even if we become aware of any security vulnerabilities, defects, or errors, it may take a significant amount of time for either us or the programmers who developed the open source software to address such vulnerabilities, defects, or errors, which could negatively impact our products and services, including by adversely affecting the market’s perception of our products and services, impairing the functionality of our products and services, delaying the launch of new products and services, or resulting in the failure of our products and services, any of which could result in liability to us, our vendors and service providers. Further, our adoption of certain policies with respect to the use of open source software may affect our ability to hire and retain employees, including engineers.
Our mission to deliver simple, transparent, and fair financial products may conflict with the short term interests of our stockholders.
Our core principle, and the foundation on which we have built our company is to deliver simple, transparent, and fair financial products. Therefore, we have made in the past, and may make in the future, decisions that we believe will benefit our consumers and therefore provide long-term benefits for our business, even if our decision negatively impacts our short-term results of operations. For example, the loans facilitated through our platform do not have deferred or compounding interest and there are no hidden fees or penalties for a missed payment. At many merchants, consumers can qualify for 0% APR financing. Our decisions may negatively impact our short-term financial results or not provide the long-term benefits that we expect, in which case the success of our business and results of operations could be harmed.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Market opportunity estimates and expectations about market growth included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the markets in which we compete meet the size estimates and growth expectations included in this prospectus, our business could fail to grow for a variety of reasons, which could adversely affect our results of operations. For more information regarding the estimates of market opportunity and the expectations about market growth included in this prospectus, see “Business — Industry Background..”
To the extent that we seek to grow through future acquisitions, or other strategic investments or alliances, we may not be able to do so effectively.
We may in the future seek to grow our business by exploring potential acquisitions or other strategic investments or alliances. We may not be successful in identifying businesses or opportunities that meet our acquisition or expansion criteria. In addition, even if a potential acquisition target or other strategic investment is identified, we may not be successful in completing such acquisition or integrating such new business or other investment. We may face significant competition for acquisition and other strategic investment opportunities from other well-capitalized companies, many of which have greater financial resources and greater access to debt and equity capital to secure and complete acquisitions or other strategic investments, than we do. As a result of such competition, we may be unable to acquire certain assets or businesses, or take advantage of other strategic investment opportunities that we deem attractive; the purchase price for a given strategic opportunity may be significantly elevated; or certain other terms or circumstances may be substantially more onerous.
Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate, and integrate any such acquisition or other strategic investment opportunity could impede our growth.
There is no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses. Furthermore, we may be responsible for any legacy liabilities of businesses we acquire or be subject to additional liability in connection with other strategic investments. The existence or amount of these liabilities may not be known at the time of acquisition, or other strategic investment, and may have an adverse effect on our business, results of operations, financial condition, and future prospects.
Expanding our operations internationally would subject us to new challenges and risks.
We currently operate in the United States and Canada and we may seek to further expand our business internationally. Managing any international expansion will require us to comply with new regulatory frameworks and additional resources and controls. Any expansion internationally would subject our business to risks associated with international operations, including:
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adjusting the proprietary risk algorithms that we use to account for the differences in information available in different jurisdictions on consumers;

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conformity of our platform with applicable business customs, including translation into foreign languages and associated expenses;

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potential changes to our established business model;

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the need to support and integrate with local vendors and service providers;

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competition with vendors and service providers that have greater experience in the local markets than we do or that have pre-existing relationships with potential consumers and investors in those markets;

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difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and consumers and merchants, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

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compliance with multiple, potentially conflicting, and changing governmental laws and regulations, including banking, securities, employment, tax, privacy, and data protection laws and regulations, such as the EU General Data Protection Regulation;

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compliance with U.S. and foreign anti-bribery laws, including the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

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difficulties in collecting payments in multiple foreign currencies and associated foreign currency exposure;

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potential restrictions on repatriation of earnings;

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expanded compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws; and

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regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful.
We identified a material weakness in our internal control over financial reporting in connection with the audit of our financial statements for the fiscal year ended June 30, 2020, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002 the (“Sarbanes-Oxley Act”) and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. If our internal control over financial reporting is not effective, our independent registered public accounting firm may issue an adverse report.
In connection with the audit of our financial statements for the fiscal year ended June 30, 2020, we and our independent registered public accounting firm identified certain control deficiencies in the design and implementation of our internal control over financial reporting that in aggregate constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control — Integrated Framework (2013).
The material weakness relates to our general information technology controls, including design and implementation of access and change management controls. This material weakness means that it is possible that our business process controls that depend on the affected information technology systems, or that depend on data or financial reports generated from the affected information technology systems, could be adversely affected. Key components of the COSO framework have not been fully implemented, including control and monitoring activities, and information and communication relating to: (i) electing and developing general control activities over technology to support the achievement of objectives; (ii) electing, developing, and performing ongoing and/or separate evaluations to ascertain whether the components of internal control are present and functioning; and (iii) generating and using relevant, quality information to support the functioning of internal control.
As of the date of this prospectus this remains a material weakness. As part of our plan to remediate this material weakness, we are performing a full review of user access. We have implemented, and plan to continue to implement, new controls and new processes. We cannot assure you that the measures that we have taken, and that will be taken, to remediate this material weakness will, in fact, remedy the material weakness or will be sufficient to prevent future material weaknesses from occurring. We also cannot assure you that we have identified all of our existing material weaknesses.
In light of the control deficiencies and the resulting material weakness that was identified, we believe that it is possible that, had we and our independent registered public accounting firm performed an assessment or audit, respectively, of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we are unable to remediate our existing material weakness or identify additional material weaknesses and are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
If we discover a material weakness in our internal control over financial reporting that we are unable to remedy or otherwise fail to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to report our financial results on a timely and accurate basis and the market price of our Class A common stock may be adversely affected.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In addition to the material weakness in internal control over financial reporting identified in connection with the audit of our financial statements for the fiscal year ended June 30, 2020, subsequent testing by us or our independent registered public accounting firm, which has not performed an audit of our internal control over financial reporting, may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. To comply with Section 404, we expect to incur substantial cost, expend significant management time on compliance-related issues and hire additional accounting, financial, and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have an adverse effect on our business and operating results, and cause a decline in the price of our Class A common stock.
Determining our allowance for credit losses requires many assumptions and complex analyses. If our estimates prove incorrect, we may incur net charge-offs in excess of our reserves, or we may be required to increase our provision for credit losses, either of which would adversely affect our results of operations.
Our ability to measure and report our financial position and results of operations is influenced by the need to estimate the impact or outcome of future events on the basis of information available at the time of the issuance of the financial statements. An accounting estimate is considered critical if it requires that management make assumptions about matters that were highly uncertain at the time the accounting estimate was made. If actual results differ from our judgments and assumptions, then it may have an adverse impact on the results of operations and cash flows. Management has processes in place to monitor these judgments and assumptions, including review by our internal valuation and credit loss allowance committee and our asset-liability committee but these processes may not ensure that our judgments and assumptions are correct.
We maintain an allowance for credit losses at a level sufficient to provide for incurred credit losses based on evaluating known and inherent risks in our loan portfolio. This estimate is highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of our valuation methodologies. The method for calculating the best estimate of incurred losses takes into account our historical experience, adjusted for current conditions, and our judgment concerning the probable effects of relevant observable data, trends, and market factors. Changes in such estimates can significantly affect the allowance and provision for losses. It is possible that we will experience credit losses that are different from our current estimates. If our estimates and assumptions prove incorrect and our allowance for credit losses is insufficient, we may incur net charge-offs in excess of our reserves, or we could be required to increase our provision for credit losses, either of which would adversely affect our results of operations.

We may have to constrain our business activities to avoid being deemed an investment company under the Investment Company Act.
In general, a company that is or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities may be deemed to be an investment company under the Investment Company Act. The Investment Company Act contains substantive legal requirements that regulate the manner in which “investment companies” are permitted to conduct their business activities. We believe we have conducted, and intend to continue to conduct, our business in a manner that does not result in us being characterized as an investment company. To avoid being deemed an investment company, we may decide not to broaden our offerings, which could require us to forego attractive opportunities. We may also apply for formal exemptive relief to provide additional clarity on our status under the Investment Company Act. We may not receive such relief on a timely basis, if at all, and such relief may require us to modify or curtail our operations. If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would adversely affect our business, financial condition, and results of operations. In addition, we may be forced to make changes to our management team if we are required to register as an investment company under the Investment Company Act.
Risks Related to Our Regulatory Environment
We are subject to various federal and state consumer protection laws.
We must comply with various regulatory regimes, including those applicable to consumer credit transactions. The laws to which we are or may be subject include:
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state laws and regulations that impose requirements related to financial services related requirements, such as loan disclosures and terms, data privacy, credit discrimination, credit reporting, money transmission, recordkeeping, the arranging of loans made by third parties, debt servicing and collection, and unfair or deceptive business practices;

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the Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to consumers regarding the terms and conditions of their loans and credit transactions;

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Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive, or abusive acts or practices (“UDAAP”) in connection with any consumer financial product or service;

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the Equal Credit Opportunity Act (the “ECOA”) and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program, or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or any applicable state law;

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the Fair Credit Reporting Act (the “FCRA”), as amended by the Fair and Accurate Credit Transactions Act, which promotes the accuracy, fairness, and privacy of information in the files of consumer reporting agencies;

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the Fair Debt Collection Practices Act and the Telephone Consumer Protection Act, each of which provide guidelines and limitations concerning the conduct of third-party debt collectors in connection with the collection of consumer debts;

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the Gramm-Leach-Bliley Act (the “GLBA”), which includes limitations on use and disclosure of nonpublic personal information about a consumer by a financial institution;

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the California Consumer Privacy Act (the “CCPA”), which includes limitations and requirements surrounding the use, disclosure, and other processing of certain personal information about California residents;

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the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

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the Holder Rule, and equivalent state laws, which make Affirm or any other holder of a consumer credit contract include the required notice and become subject to all claims and defenses that a borrower could assert against the seller of goods or services;

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the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines, and restrictions on the electronic transfer of funds from consumers’ bank accounts;

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the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures;

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the Military Lending Act and similar state laws, which provide disclosure requirements, substantive conduct obligations, and prohibitions on certain behavior relating to loans made to covered borrowers, which include both servicemembers and their dependents;

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the Servicemembers Civil Relief Act, which allows active duty military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties; and

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new requirements pursuant to the CARES Act, including requirements relating to collection and credit reporting, though many of the implementing regulations under the CARES Act have not yet been issued.

While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance is given that our compliance policies and procedures will be effective. Failure to comply with these laws and with regulatory requirements applicable to our business could subject us to damages, revocation of licenses, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.
Our business is subject to extensive regulation, examination, and oversight in a variety of areas, all of which are subject to change and uncertain interpretation. Changing federal, state, and local laws, as well as changing regulatory enforcement policies and priorities, including changes that may result from changes in the political landscape, may negatively impact our business, results of operations, financial condition, and future prospects.
We are subject to extensive regulation, supervision, and examination by federal and state governmental authorities under United States federal and state laws and regulations. We are required to comply with constantly changing federal, state, and local laws and regulations that regulate, among other things, the terms of the loans that we and our originating bank partners originate and the associated fees that may be charged. A change in these laws that enables our credit scoring and pricing model, including our ability to export interest rates across state lines, could have a material impact on our business model and financial position.
New laws or regulations could also require us to incur significant expenses and devote significant management attention to ensure compliance. In addition, our failure to comply (or to ensure that our agents and third-party service providers comply) with these laws or regulations may result in litigation or enforcement actions, the penalties for which could include: revocation of licenses; fines and other monetary penalties; civil and criminal liability; substantially reduced payments by borrowers; modification of the original terms of loans, permanent forgiveness of debt, or inability to, directly or indirectly, collect all or a part of the principal of or interest on loans; and increased purchases of loan receivables for loans originated by our originating bank partners and indemnification claims.
We are subject to the regulatory and enforcement authority of the CFPB as a facilitator, servicer, or acquirer of consumer credit. The CFPB previously announced that it intends to expand its supervisory authority through the use of “larger participant rules” to cover the markets for consumer installment loans and auto title loans. Were the CFPB to promulgate a rule for the direct supervision of nonbank installment lenders, it is possible that the CFPB could be permitted to conduct periodic examination of our business, which may increase our risk of regulatory or enforcement actions.

State attorneys general have indicated that they will take a more active role in enforcing consumer protection laws, including through use of Dodd-Frank Act provisions that authorize state attorneys general to enforce certain provisions of federal consumer financial laws and obtain civil money penalties and other relief available to the CFPB. Further, we are regulated by many state regulatory agencies through licensing and other supervisory or enforcement authority, which includes regular examination by state governmental authorities.
Such regulatory actions could result in penalties and reputational harm to us and a loss of consumers participating in our platform, and our compliance costs and litigation exposure could increase if the CFPB or other regulatory agencies enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted, any of which could adversely affect our ability to perform. Further, in some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require us to implement certain changes to our business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body.
In addition, the Presidential Administration is expected to bring an increased focus on enforcement of federal consumer protection laws and appoint consumer-oriented regulators at federal agencies such as the CFPB, the OCC and the FDIC. It is possible that regulators in the Presidential Administration could promulgate rulemakings and bring enforcement actions that materially impact our business and the business of our originating bank partners. These regulators may augment requirements that apply to loans facilitated by our platform, or impose new programs and restrictions, including new forbearance initiatives related to the COVID-19 pandemic, and could otherwise revise or create new regulatory requirements that apply to us (or our bank partner), impacting our business, operations, and profitability.
Further, we may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, or criminal or civil sanctions, all of which may have an adverse effect on our reputation, business, results of operations, and financial condition.
If our originating bank partner model is successfully challenged or deemed impermissible, we could be found to be in violation of licensing, interest rate limit, lending, or brokering laws and face penalties, fines, litigation, or regulatory enforcement.
A substantial majority of the loans facilitated through our platform are originated through Cross River Bank and we rely on our originating bank partner model to comply with various federal, state, and other laws. If the legal structure underlying our relationship with our originating bank partners was successfully challenged, we may be found to be in violation of state licensing requirements and state laws regulating interest rates. In the event of such a challenge or if our arrangements with our originating bank partners were to end for any reason, we would need to rely on an alternative bank relationship, find an alternative bank relationship, rely on existing state licenses, obtain new state licenses, pursue a federal charter, offer consumer loans, and/or be subject to the interest rate limitations of certain states.
There are two examples of claims that have been raised that could each, separately or jointly, result in this outcome in some or all states.
First, the FDIC stated that its Federal Interest Rate Authority Rule was promulgated in part to codify the “valid when made” doctrine due to court decisions such as the one in Madden v. Midland Funding, LLC, 786 F.3d 246 (2d Cir. 2015), cert. denied, 136 S.Ct. 2505 (June 27, 2016). In Madden v. Midland Funding, the Second Circuit ruled that federal preemption generally applicable to national banks did not apply to non-bank assignees if the assignee was not acting on behalf of the bank, if the bank no longer had an interest in the loan, or such determination did not significantly interfere with the bank’s exercise of its federal banking powers. Under this rationale, the Second Circuit did not preempt state interest rate limitations that might apply to the non-bank assignees. The Second Circuit’s holding in the Madden case is binding on federal courts in the states of New York, Connecticut, and Vermont. Following the Madden decision, there have been a number of lawsuits in other parts of the country making similar allegations . Under the Federal Interest Rate Authority Rule promulgated by the FDIC, which is the interest rate authority of state-chartered banks (such as our originating bank partners), the interest rate applicable to a loan originated by a state-chartered bank on the date of origination will carry with the commercial paper (loan) irrespective of ownership (i.e., the interest rate is “valid when made”). The OCC issued a similar rule on May 29, 2020 with respect to loans originated by national banks. State attorneys general of the states of California, New York and Illinois have filed a lawsuit against the OCC alleging that the OCC had no statutory authority to issue its May 29, 2020 rule regarding the permissibility of interest rates on loans purchased from a national bank and failed to follow required procedures in promulgating the rule. State attorneys general of the states of California, Illinois, Massachusetts, Minnesota, New Jersey, New York, and North Carolina, together with the District of Columbia, filed a similar lawsuit against the FDIC regarding the FDIC Federal Interest Rate Authority Rule. It is uncertain whether these lawsuits will be effective and whether these or other state attorneys general will file similar suits with respect to any other rule regarding the permissibility of interest rates by the FDIC, OCC or other regulators.
Second, there have also been both private litigation and governmental enforcement actions seeking to recharacterize a lending transaction, claiming that the named lender was not the true lender, and that instead another entity was the true lender or the de facto lender. These claims are traditionally based upon state lending laws, other statutory provisions, or state common law through which a private litigant or governmental agency could seek to license, regulate, or prohibit the activities of the entity they consider the true lender or de facto lender. Any such litigation or enforcement action with respect to a loan facilitated through our platform against us, any successor servicer, prior owners, or subsequent transferees of such loans (including our originating bank partners) could subject them to claims for damages, disgorgement, or other penalties or remedies. On October 27, 2020, the OCC promulgated a final rulemaking setting forth standards for determining the true lender of a loan issued by a national bank. Under this rule, a national bank that makes a loan is the “true lender” if, as of the date of origination, the bank (i) is named as the lender in the loan agreement or (ii) funds the loan. It is unclear whether the FDIC will promulgate a similar rule for state-chartered banks (such as our originating bank partners), and whether state attorneys general or regulatory agencies will challenge either the OCC’s true lender rule or any potential rule issued by the FDIC on a similar basis.
Further, it is unclear whether these rules will be given effect by courts and regulators in a manner that actually mitigates risks relating to state interest rate limits and related risks to us, our originating bank partner, any other program participant, or the loans facilitated through our platform. We could be subject to litigation, whether private or governmental, or administrative action regarding the above claims. The potential consequences of an adverse determination could include the inability to collect loans at the interest rates contracted for, licensing violations, the loans being found to be unenforceable or void, or the reduction of interest or principal, or other penalties or damages. Third party purchasers of loans facilitated through our platform also may be subject to scrutiny or similar litigation, whether based upon the inability to rely upon the “valid when made” doctrine or because a party other than the originating bank is deemed the true lender.
For more information on our originating bank partner model, see “Business — Regulatory Environment — State licensing requirements and regulation.”
If loans made by us under our state lending licenses are found to violate applicable state interest rate limits or other provisions of applicable state lending and other laws, it could adversely affect our business, results of operations, financial condition, and future prospects.
The loans originated by our originating bank partners may not be subject to state licensing and interest rate restrictions. However the loans we may originate on our platform pursuant to our state licenses are subject to state licensing and interest rate restrictions, as well as numerous state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities, and loan term lengths. If the loans we originate pursuant to our state licenses were deemed subject to and in violation of certain state consumer finance or other laws, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), and other penalties or consequences, and the loans could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on our business, results of operations, financial condition, and future prospects.

We partially rely on card issuers or payment processors. If we fail to comply with the applicable requirements of Visa or other payment processors, those payment processors could seek to fine us, suspend us or terminate our registrations, which could have a material adverse effect on our business, results of operations, financial condition, and future prospects.
We partially rely on card issuers or payment processors, and must pay a fee for this service. From time to time, payment processors such as Visa may increase the interchange fees that they charge for each transaction using one of their cards. The payment processors routinely update and modify their requirements. Changes in the requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our merchants or associated participants. Furthermore, if we do not comply with the payment processors’ requirements (e.g., their rules, bylaws, and charter documentation), the payment processors could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their networks. The termination of our registration due to failure to comply with the applicable requirements of Visa or other payment processors, or any changes in the payment processors’ rules that would impair our registration, could require us to stop providing payment services to Visa or other payment processors, which could have a material adverse effect on our business, results of operations, financial condition, and future prospects.
The highly regulated environment in which our originating bank partners operate could have an adverse effect on our business, results of operations, financial condition, and future prospects.
Our originating bank partners are subject to federal and state supervision and regulation. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules, and standards, may limit their operations significantly and control the methods by which it conducts business. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance requirements. Regulatory requirements affect our originating bank partners’ lending practices and investment practices, among other aspects of their businesses, and restrict transactions between us and our originating bank partners. These requirements may constrain the operations of our originating bank partners, and the adoption of new laws and changes to, or repeal of, existing laws may have a further impact on our business.
In choosing whether and how to conduct business with us, current and prospective bank partners can be expected to take into account the legal, regulatory, and supervisory regime that applies to them, including potential changes in the application or interpretation of regulatory standards, licensing requirements, or supervisory expectations. Regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management, or other operational practices for financial services companies in a manner that impacts our current and prospective bank partners.
Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of our originating bank partners’ loan portfolios and other assets. If any regulatory agency’s assessment of the quality of our originating bank partners’ assets, operations, lending practices, investment practices, or other aspects of their business changes, it may reduce our originating bank partners’ earnings, capital ratios, and share price in such a way that affects our business.
Bank holding companies and financial institutions are extensively regulated and currently face an uncertain regulatory environment. Applicable state and federal laws, regulations, interpretations, including licensing laws and regulations, enforcement policies, and accounting principles have been subject to significant changes in recent years, and may be subject to significant future changes. We cannot predict with any degree of certainty the substance or effect of pending or future legislation or regulation or the application of laws and regulations to our current and prospective bank partners. Future changes may have an adverse effect on our current and prospective bank partners and, therefore, on us.
Our use of vendors and our other ongoing third-party business relationships is subject to increasing regulatory requirements and attention.
We regularly use vendors and subcontractors as part of our business. We also depend on our substantial ongoing business relationships with our originating bank partners, merchants, and other third parties. These types of third-party relationships, particularly with our originating bank partners, are subject to increasingly demanding regulatory requirements and oversight by federal bank regulators (such as the Federal Reserve Board, the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation) and the CFPB. The CFPB has enforcement authority with respect to the conduct of third parties that provide services to financial institutions. The CFPB has made it clear that it expects non-bank entities to maintain an effective process for managing risks associated with vendor relationships, including compliance-related risks. In connection with this vendor risk management process, we are expected to perform due diligence reviews of potential vendors, review their policies and procedures and internal training materials to confirm compliance-related focus, include enforceable consequences in contracts with vendors regarding failure to comply with consumer protection requirements, and take prompt action, including terminating the relationship, in the event that vendors fail to meet our expectations.
It is expected that regulators will hold us responsible for deficiencies in our oversight and control of third-party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over vendors and subcontractors or other ongoing third-party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for consumer remediation.
Stringent and changing laws and regulations relating to privacy and data protection could result in claims, harm our results of operations, financial condition, and future prospects, or otherwise harm our business.
We are subject to a variety of laws, rules, directives, and regulations, as well as contractual obligations, relating to the processing of personal information, including personally identifiable information. The regulatory framework for privacy and data protection worldwide is rapidly evolving and, as a result, implementation standards and enforcement practices are likely to continue to evolve for the foreseeable future. Legislators and regulators are increasingly adopting or revising privacy and data protection laws, rules, directives, and regulations that could have a significant impact on our current and planned privacy and data protection-related practices; our processing of consumer or employee information; and our current or planned business activities.
Compliance with current or future privacy and data protection laws (including those regarding security breach notification) affecting consumer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve us sharing information with third parties or storing sensitive information), which could materially and adversely affect our profitability and could reduce income from certain business initiatives.
We publicly post policies and documentation regarding our practices concerning the processing of data. This publication of our privacy policy and other documentation that provide promises and assurances about privacy and security is required by applicable law and can subject us to proceedings and actions brought by data protection authorities, government entities, or others (including, potentially, in class action proceedings brought by individuals) if our policies are alleged to be deceptive, unfair, or misrepresentative of our actual practices. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so.
We are subject to the GLBA and implementing regulations and guidance. Among other things, the GLBA (i) imposes certain limitations on the ability to share consumers’ nonpublic personal information with nonaffiliated third parties and (ii) requires certain disclosures to consumers about information collection, sharing, and security practices and their right to “opt out” of the institution’s disclosure of their personal financial information to nonaffiliated third parties (with certain exceptions). Privacy requirements, including notice and opt out requirements, under the GLBA and the FCRA are enforced by the FTC and by the CFPB through UDAAP laws and regulations, and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security requirements under state law.
Furthermore, an increasing number of state, federal, and international jurisdictions have enacted, or are considering enacting, privacy laws, such as the CCPA, which became effective on January 1, 2020, and the General Data Protection Regulation (“GDPR”), which regulates the collection and use of personal information of data subjects in the EU and the European Economic Area. The CCPA gives residents of California expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used, and also provides for civil penalties for violations and private rights of action for data breaches. Meanwhile, the GDPR provides data subjects with greater control over the collection and use of their personal information (such as the “right to be forgotten”) and has specific requirements relating to cross-border transfers of personal information to certain jurisdictions, including to the United States, with fines for noncompliance of up to the greater of 20 million euros or up to 4% of the annual global revenue of the noncompliant company. In addition, on November 3, 2020, California voters approved a new privacy law, the California Privacy Rights Act (“CPRA”), which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. The CCPA, CPRA, GDPR, and any other applicable state, federal, and international privacy laws, may increase our compliance costs and potential liability.
Our failure, or the failure of any third party with whom we work, to comply with privacy and data protection laws could result in potentially significant regulatory investigations and government actions, litigations, fines, or sanctions, consumer, funding source, bank partner, or merchant actions, and damage to our reputation and brand, all of which could have a material adverse effect on our business. Complying with privacy and data protection laws and regulations may cause us to incur substantial operational costs or require us to change our business practices. We may not be successful in our efforts to achieve compliance either due to internal or external factors, such as resource allocation limitations or a lack of vendor cooperation. We have in the past, and may in the future, receive complaints or notifications from third parties alleging that we have violated applicable privacy and data protection laws and regulations. Non-compliance could result in proceedings against us by governmental entities, consumers, data subjects, or others. We may also experience difficulty retaining or obtaining new consumers in these jurisdictions due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these consumers pursuant to the terms set forth in our engagements with them.
As we continue to expand our operations internationally, we may become subject to various foreign privacy and data protection laws and regulations, which may in some cases be more stringent than the requirements in the jurisdictions in which we currently operate. Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, and other claims and penalties, we could be required to change our business activities and practices or modify our products or services, any of which could have an adverse effect on our business. Any claims regarding our inability to adequately address privacy and security concerns, even if unfounded, or to comply with applicable privacy and data security laws, regulations, contractual requirements, and policies, could result in additional cost and liability to us, damage our reputation, and adversely affect our business. Privacy and data security concerns, whether valid or not, may inhibit market adoption of our products and services, particularly in certain industries and jurisdictions. If we are not able to quickly adjust to changing laws, regulations, and standards related to the internet, our business may be harmed.
We have a pass-through federal obligation to comply with anti-money laundering and anti-terrorism financing laws, and failure to comply with this obligation could have significant adverse consequences for us.
We maintain an enterprise-wide program designed to enable us to comply with all applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Bank Secrecy Act and the Patriot Act. This program includes policies, procedures, processes, and other internal controls designed to identify, monitor, manage, and mitigate the risk of money laundering and terrorist financing. These controls include procedures and processes to detect and report potentially suspicious transactions, perform consumer due diligence, respond to requests from law enforcement, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. We are required to maintain this program under our agreements with our originating bank partners, and certain state regulatory agencies have intimated they expect the program to be in place and followed. We cannot provide any assurance that our programs and controls will be effective to ensure compliance with all applicable anti-money laundering and anti-terrorism financing laws and regulations we are required to comply with, and our failure to comply with these laws and regulations could result in a breach and termination of our agreements with our originating bank partners or criticism by state governmental agencies, which would have a material adverse effect on our business, results of operations, financial condition, and future prospects.
If we were found to be operating without having obtained necessary state or local licenses, it could adversely affect our business, results of operations, financial condition, and future prospects.
Certain states have adopted laws regulating and requiring licensing, registration, notice filing, or other approval by parties that engage in certain activity regarding consumer finance transactions, including facilitating and assisting such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing, registration, notice filing, or other approval for consumer debt collection or servicing, and/or purchasing or selling consumer loans. We have also received inquiries from state regulatory agencies regarding requirements to obtain licenses from or register with those states, including in states where we have determined that we are not required to obtain such a license or be registered with the state, and we expect to continue to receive such inquiries. The application of some consumer financial licensing laws to our platform and the related activities it performs is unclear. In addition, state licensing requirements may evolve over time, including, in particular, recent trends toward increased licensing requirements and regulation of parties engaged in loan solicitation activities. If we were found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, or agree to resolve such concerns by voluntary agreement, we could be subject to or agree to pay fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties, and other penalties or consequences, and the loans facilitated through our platform could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on the enforceability or collectability of the loans facilitated through our platform. For example, in July 2020, we entered into a consent order with the Massachusetts Department of Banking to resolve potential concerns regarding state law applicability in connection with a license application submitted by us and obtained certain licenses. We also entered into a settlement agreement with the West Virginia’s Attorney General’s office in July 2020 regarding state law applicability with respect to licensing requirements and interest rates.
If we fail to comply with applicable requirements for our high-yield savings account product, our customers’ deposits may not qualify for FDIC insurance and they may withdraw their funds, which could adversely affect our brand, business, results of operations, financial condition, and future prospects.
We offer an FDIC-insured, interest-bearing savings account, which is provided by Cross River Bank, on the Affirm app. Under the terms of our program agreement with Cross River Bank as well as the deposit account agreements between participating consumers and Cross River Bank, the savings account is opened and maintained by Cross River Bank. We act as the service provider to, among other things, facilitate communication between consumers and Cross River Bank via the Affirm app. We believe our savings account program, including applicable records maintained by us and Cross River Bank, complies with all applicable requirements for each participating consumer’s deposits to be covered by FDIC insurance, up to the applicable maximum deposit insurance amount. However, if the FDIC were to disagree (e.g., because we and Cross River Bank have not adequately evidenced participating consumers’ ownership of each account), the FDIC might not recognize consumers’ claims as covered by deposit insurance in the event Cross River Bank fails and enters receivership proceedings under the Federal Deposit Insurance Act (“FDIA”). If the FDIC were to determine that consumers’ claims as covered by deposit insurance, or if Cross River Bank were to actually fail and enter receivership proceedings under the FDIA (regardless of whether the deposits are covered by FDIC insurance), participating consumers may withdraw their funds, which could adversely affect our brand, business, results of operations, financial condition, and future prospects.
We also must abide by the terms of the deposit account program agreement with Cross River Bank, failure of which could lead Cross River Bank to terminate the savings account program. If Cross River Bank terminated our savings account program and we were unable to find another bank partner, we may have to close our savings account program, which could adversely affect our brand, business, results of operations, financial condition, and future prospects.

We have been in the past and may in the future be subject to federal and state regulatory inquiries and general litigation regarding our business.
We have, from time to time in the normal course of our business, received, and may in the future receive or be subject to, inquiries or investigations by state and federal regulatory agencies and bodies such as the CFPB, state attorneys general, state financial regulatory agencies, and other state or federal agencies or bodies regarding our platform, including the origination and servicing of consumer loans, practices by merchants or other third parties, and licensing and registration requirements. Any such inquiries or investigations could involve substantial time and expense to analyze and respond to, could divert management’s attention and other resources from running our business, and could lead to public enforcement actions or lawsuits, or result in fines, penalties, injunctive relief, consumer remediation, increased compliance costs, limit the ability to offer certain products or services or engage in certain business practices, damage our reputation, or result in the need to obtain additional licenses that we do not currently possess. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation, lead to additional investigations and enforcement actions from other agencies or litigants, and further divert management attention and resources from the operation of our business. As a result, the outcome of legal and regulatory actions arising out of any state or federal inquiries we receive could be material to and/or have an adverse effect on our business, results of operations, financial condition, future prospects, and cash flows.
While certain of our consumer agreements contain arbitration provisions with class action waiver provisions that may limit our exposure to consumer class action litigation, there can be no assurance that we will be successful in enforcing these arbitration provisions, including the class action waiver provisions, in the future or in any given case. Legislative, administrative, or regulatory developments may directly or indirectly prohibit or limit the use of pre-dispute arbitration clauses and class action waiver provisions. Any such prohibitions or limitations on or discontinuation of the use of, such arbitration or class action waiver provisions could subject us to additional lawsuits, including additional consumer class action litigation, and significantly limit our ability to avoid exposure from consumer class action litigation.
Regulatory agencies and consumer advocacy groups are becoming more aggressive in asserting “disparate impact” claims, particularly with respect to credit models that utilize machine learning or other automated underwriting.
Antidiscrimination statutes, such as the ECOA, prohibit creditors from discriminating against loan applicants and consumers on the basis of race, color, religion, national origin, sex, marital status or age or because an applicant receives income from a public assistance program or has in good faith exercised any right under the Consumer Credit Protection Act.
We face the risk that one or more of the variables included in our loan decisioning model may be invalidated under the disparate impact test, which would require us to revise the loan decisioning model in a manner that might generate lower approval rates or higher credit losses. In addition, our use of machine learning in our models could inadvertently result in a “disparate impact” on protected groups. Although we proactively monitor and test our models for such a disparate impact, we may be unable to identify and eliminate all practices or variables causing the disparate impact.
Risks Related to this Offering and our Class A Common Stock
The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our executive officers, employees and directors and their affiliates. This will limit or preclude your ability to influence corporate matters.
Our Class B common stock will have 15 votes per share, and our Class A common stock, which is the stock we are offering in this offering, will have one vote per share. Because of the 15-to-1 voting ratio between our Class B common stock and our Class A common stock, immediately following the offering, the holders of our outstanding Class B common stock will hold approximately    % of the voting power of our outstanding capital stock, and our existing stockholders will hold approximately    % of the voting power of our outstanding capital stock, with    % held by our executive officers, directors, holders of more than 5% of our outstanding capital stock and their affiliates. Because the holders of our Class B common stock collectively will hold significantly more than a majority of the combined voting power of our capital stock upon the completion of this offering, such holders, acting together, will be able to control all matters submitted to our stockholders for approval.
As a result, for the foreseeable future, holders of our Class B common stock will have significant influence over the management and affairs of our company and over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. These holders of our Class B common stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This control may adversely affect the trading price of our Class A common stock.
Further, Max Levchin, our Founder, Chairman and Chief Executive Officer, will have voting control over approximately    % of the voting power of our outstanding capital stock following this offering. As a stockholder, Mr. Levchin is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of our stockholders generally.
Transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on the earliest of (i) the seven-year anniversary of the closing date of this offering, (ii) the date immediately following an annual meeting of our stockholders if neither Max Levchin, our Founder, Chairman and Chief Executive Officer, nor Nellie Minkova, Mr. Levchin’s spouse, is then serving as one of our officers, employees, directors or consultants, and neither Mr. Levchin or Ms. Minkova has served in such capacities in the six months prior to such date, (iii) the date on which Mr. Levchin and Ms. Minkova, together with their permitted transferees, cease to beneficially own in the aggregate at least 50% of the number of shares of capital stock beneficially owned by such holders in the aggregate on the closing date of this offering, or (iv) the death or incapacity of the last to die or become incapacitated of Mr. Levchin subject to extension for a total period of no longer than nine months from such incapacitation or death if approved by a majority of the independent directors then in office. Conversions of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, one or more of our existing stockholders retains a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, control a majority of the combined voting power of our outstanding capital stock. See “Description of Capital Stock” for additional information.
Our dual class structure may depress the trading price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

An active trading market for our Class A common stock may never develop or be sustained, which may cause shares of our Class A common stock to trade at a discount from the initial public offering price and you may not be able to resell your shares at or above the initial public offering price.
Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that an active trading market for our Class A common stock will not develop or continue or, if developed, that it will not be sustained, which would make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price per share of our Class A common stock will be determined by agreement between us and the underwriters and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering or at all.
The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.
Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, and political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly or annual results of operations, additions or departures of key management personnel, the loss of Cross River Bank as an originating bank partner or key funding sources or merchants, and changes in our earnings estimates (if provided). Also, the publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or the investment community with respect to us or our industry, adverse announcements by us or others and developments affecting us, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, actions by institutional stockholders, and increases in market interest rates that may lead investors in our shares to demand a higher yield, could result in the significant decrease of the market price of shares of our Class A common stock. You may be unable to resell your shares of Class A common stock at or above the initial public offering price or at all.
These broad market and industry factors may decrease the market price of our Class A common stock, regardless of our actual operating performance. The stock market in general has, from time to time, experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
We have broad discretion over the use of net proceeds from this offering and we may not use them effectively.
We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of net proceeds from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these proceeds effectively could harm our business, results of operations and financial condition. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our Class A common stock.

Investors in this offering will experience immediate and substantial dilution.
The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares of our Class A common stock in this offering, based on the midpoint of the price range set forth on the cover page of this prospectus, and the issuance by us of      shares of Class A common stock in this offering, you will experience immediate dilution of $     per share, the difference between the price per share you pay for our Class A common stock and the pro forma net tangible book value per share of our common stock as of September 30, 2020. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding stock options are exercised or outstanding restricted stock units are settled, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our Class A common stock, you could experience further dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. See the section titled “Dilution” for additional information.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower profits and make it more difficult to run our business.
As a public company, we expect to incur significant legal, accounting, reporting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred, and will continue to incur, costs associated with compliance with the rules and regulations of the SEC, the listing requirements of Nasdaq, and various other costs of a public company. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our board of directors and board committees and serve as executive officers.
Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation.
Failure to comply with the requirements to design, implement, and maintain effective internal controls could have an adverse effect on our business and stock price of our Class A common stock.
As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environment and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.
If we are unable to establish and maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, beginning with our second annual report following this offering, we will be required pursuant to SEC rules to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. In addition, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to the SEC rules commencing the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” (as defined in the JOBS Act). See “— We are an ‘emerging growth company,’ as defined under the federal securities laws, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.” Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SEC rules or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our Class A common stock to decline and could subject us to investigation or sanctions by the SEC.
We are an “emerging growth company,” as defined under the federal securities laws, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the Securities Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among other things, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, an extended transition period provided in the Securities Act for complying with new or revised accounting standards, and reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding stockholder advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important.
We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period and (iv) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior December 31st. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, our stock price may be more volatile and the price of our Class A common stock may decline.
Sales, directly or indirectly, of a substantial amount of our Class A common stock in the public markets by our existing security holders may cause the price of our Class A common stock to decline.
The price of our Class A common stock could decline if there are substantial sales of our Class A common stock, particularly sales by our directors, executive officers, and significant stockholders, or if there is the perception that these sales could occur. Many of our existing security holders have substantial unrecognized gains on the value of the equity they hold, and may take, or attempt to take, steps to sell, directly or indirectly, their shares or otherwise secure, or limit the risk to, the value of their unrecognized gains on those shares.
Upon completion of this offering, we will have outstanding      shares of Class A common stock on a pro forma basis, based on the number of shares outstanding as of September 30, 2020. All of the shares of Class A common stock sold in this offering will be available for sale in the public market, except that shares held by our affiliates, as defined in Rule 144 under the Securities Act, may only be sold in compliance with Rule 144. Substantially all of our security holders have entered into market standoff agreements with us restricting the sale of any shares of our common stock or will enter into lock-up agreements with the underwriters under which they will agree, subject to certain exceptions, not to sell any shares of our common stock until at least 180 days after the date of this prospectus, as described in “Shares Eligible for Future Sale.” Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in these lock-up agreements.
After our initial public offering, certain of our stockholders will have rights, subject to some conditions, including the terms of the lock-up agreements with the underwriters, to require us to file registration statements covering their shares that we may file for ourselves or our stockholders. In addition, as of

September 30, 2020, we had stock options and restricted stock units outstanding that, if fully exercised or settled, would result in the issuance of an aggregate of 50,016,087 shares of our Class A common stock. All of the shares of our Class A common stock issuable upon the exercise of stock options and settlement of restricted stock units, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act.
The issuance by us of additional equity securities may dilute your ownership and adversely affect the market price of our Class A common stock.
After this offering and the use of proceeds to us therefrom, we will have an aggregate of       shares of Class A common stock authorized but unissued. Our amended and restated certificate of incorporation will authorize us to issue these shares of Class A common stock and rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Any Class A common stock that we issue, including under any equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.
In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Class A common stock or securities convertible into shares of our Class A common stock or offering debt or other securities. We could also issue shares of our Class A common stock or securities convertible into our Class A common stock or debt or other securities in connection with acquisitions or other strategic transactions. Issuing additional shares of our Class A common stock or securities convertible into shares of our Class A common stock or debt or other securities may dilute the economic and voting rights of our existing stockholders and would likely reduce the market price of our Class A common stock. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution on our distributable assets prior to the holders of our common stock. Debt securities convertible into equity securities could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distribution or preferences with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, and nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their stockholdings in us.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future.
Delaware law and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering could make a merger, tender offer, or proxy contest difficult, thereby adversely affecting the market price of our common stock.
Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (the “DGCL”) may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:
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our dual class common stock structure, which provides holders of our Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;

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our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

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certain amendments to our amended and restated certificate of incorporation will require the approval of 66 2∕3% of the then-outstanding voting power of our capital stock;

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our amended and restated bylaws will provide that the affirmative vote of 66 2∕3% of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws;

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our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

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vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

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no provision in our amended and restated certificate of incorporation or amended and restated bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

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only our chairman of the board of directors, our chief executive officer, or a majority of the board of directors are authorized to call a special meeting of stockholders;

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our amended and restated bylaws will provide that certain litigation against us can only be brought in Delaware;

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nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our Class A common stock;

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our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

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advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.
Our amended and restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated bylaws that will be in effect upon completion of this offering, to the fullest extent permitted by law, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act, or rules and regulations thereunder.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our amended and restated bylaws will provide that neither the exclusive forum provision nor our federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.
You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers, or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.
If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the stock price and trading volume of our Class A common stock could decline.
The trading market for our Class A common stock will depend, in part, on the research and reports that securities and industry analysts publish about us and our business. Securities and industry analysts do not currently, and may never, cover our company. If securities and industry analysts do not commence coverage of our company, the stock price of our Class A common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, the stock price of our Class A common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause the stock price and trading volume of our Class A common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” and similar expressions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•
our ability to retain and grow our relationships with consumers and merchants;

•
our ability to expand our consumer and merchant reach;

•
general economic conditions and uncertainties affecting markets in which we operate and economic volatility that could adversely impact our business, including the COVID-19 pandemic;

•
our ability to compete successfully in our industry against current and future competitors;

•
our ability to comply with existing, modified, or new laws and regulations applicable to our business, and potential harm to our business as a result of those laws and regulations;

•
our ability to increase our revenues and maintain levels of revenue growth;

•
the availability of our funding sources;

•
fluctuations in our operating results and key operating metrics;

•
failure to maintain, enhance, and protect our brand;

•
our ability to effectively price and score credit risk using our proprietary risk model;

•
our ability to grow our share of the e-commerce sales and omni-channel commerce markets;

•
our ability to capture customer acquisition spend by merchants in the United States;

•
our ability to innovate and build new impactful products;

•
our ability to expand to more high frequency purchases;

•
liability associated with content and privacy of data of our consumers;

•
our ability to expand to new markets;

•
our estimated total addressable market; and

•
our anticipated use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY, MARKET, AND OTHER DATA
This prospectus contains estimates and information concerning our industry, including market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports or other publicly available information, and our business and platform, that is based on third-party surveys commissioned by us and our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the included information. We have not independently verified this third-party information. Similarly, third-party surveys commissioned by us, while believed by us to be reliable, are based on limited sample sizes and have not been independently verified by us.
While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections in this prospectus.
Certain information in the text of this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:
•
eMarketer: Global Ecommerce June 2020;

•
The Nilson Report: Issue 1176 May 2020;

•
Worldpay: Global Payments Report January 2020;

•
Harris Poll survey: available at https://martechseries.com/analytics/b2b-data/ondots-harris-poll-
reveals-consumers-open-receiving-financial-services-tech-companies/
#:~:text=According%20to%20the%20survey%2C%2064,those%20ages%2018%20to%2034;

•
Center for Responsible Lending: available at https://www.responsiblelending.org/media/new-overdraft-report-urges-congress-regulators-banks-halt-burdensome-bank-fees-threaten;

•
Statista: available at: https://www.statista.com/statistics/242512/online-retail-visitors-in-the-us-by-age-group/;

•
Paysafe: available at: https://www.paysafe.com/blog/is-generation-z-shaping-the-future-of-payments/;

•
LendingTree: available at: https://www.magnifymoney.com/blog/news/u-s-credit-card-debt-by-the-numbers628618371/;

•
NerdWallet: available at: https://www.nerdwallet.com/blog/credit-card-data/2019-consumer-credit-card-report/#footnote-one;

•
The B2B Lead: 101 B2B Marketing and Sales Tips, Volume Four: Marketing and Sales Alignment;

•
YPulse: available at https://www.ypulse.com/article/2020/01/09/millennials-gen-z-teens-combined-spending-power-is-nearly-3-trillion-in-2020/;

•
American Banker: available at https://www.americanbanker.com/opinion/banks-are-running-out-of-time-to-regain-public-trust;

•
Statista: available at https://www.statista.com/statistics/992517/buy-now-pay-later-digital-payment-use-generation-australia/;

•
Knoema: available at https://knoema.com/infographics/egyydzc/us-population-by-age-and-generation-in-2020;

•
TD Bank’s Annual Consumer Spending Index: available at https://www.prnewswire.com/news-releases/td-banks-annual-consumer-spending-index-reveals-credit-knowledge-gap-exists-among-millennials-300810766.html; and

•
U.S. Census Bureau: available at https://www.census.gov/retail/ecommerce/historic_releases.html.

Information contained on or accessible through the websites referenced above is not a part of this prospectus and the inclusion of the website addresses referenced above in this prospectus are inactive textual references only.
In addition, certain information in this prospectus is based on a survey commissioned by us that was conducted by Informa Business Intelligence from November 1, 2019 to January 31, 2020.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $      million, based on the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $      million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, respectively, the net proceeds to us by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions.
The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our Class A common stock.
We intend to use the net proceeds for general corporate purposes, including working capital, sales and marketing, engineering and technology, and corporate development.
We cannot specify with certainty the particular uses for the net proceeds from this offering. Accordingly, we will have broad discretion over the uses of the net proceeds of this offering.

DIVIDEND POLICY
We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. The amounts available to us to pay cash dividends are restricted by covenants in or other terms of our existing and future funding agreements, other debt, or preferred securities. The declaration and payment of dividends will be at the discretion of our board of directors and will depend on various factors, including our results of operations, financial condition, cash requirements, prospects, and other factors deemed relevant by our board of directors.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2020, as follows:
•
on an actual basis;

•
on a pro forma basis, giving effect to: (1) 26,515,723 shares of our Class A common stock and 26,515,723 shares of our Class B common stock to be issued upon the reclassification of the 53,031,446 shares of our common stock outstanding as of September 30, 2020, as if such reclassification had occurred on September 30, 2020; (2) the automatic conversion and classification of all shares of our outstanding redeemable convertible preferred stock into 74,192,216 shares of our Class A common stock and 74,192,216 of our Class B common stock, as if such conversion and reclassification had occurred on September 30, 2020; (3) the issuance of 13,055,968 shares of our Class B common stock to Mr. Levchin and 2012 MRL Investments LLC, an entity affiliated with Mr. Levchin, upon exchange of 13,055,968 shares of our Class A common stock held by Mr. Levchin and entities affiliated with Mr. Levchin immediately prior to the completion of this offering, as if such exchange and issuance had occurred on September 30, 2020; (4) the automatic net exercise of (a) 15,223,197 warrants outstanding as of September 30, 2020, with an exercise price of $0.01 per share, which will be fully vested immediately prior to the completion of this offering, and (b) 50,000 warrants outstanding and vested as of September 30, 2020 with an exercise price of $3.80 per share, which, in each case of (a) and (b), will be automatically net exercised immediately prior to the completion of this offering if not exercised by the holders thereof prior to such time, into an aggregate of        shares of our Class A common stock and        shares of our Class B common stock, as if such exercise and conversion had occurred on September 30, 2020, based on the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; (5) 1,457,826 shares of our Class A common stock that are expected to be issued with respect to RSUs outstanding as of September 30, 2020, upon the vesting and settlement of such RSUs in connection with the completion of this offering. (6) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering; and (7) the recognition of share-based compensation expense of $16.6 million associated with RSUs for which the service condition was satisfied as of September 30, 2020, and for which the performance condition will be satisfied upon the completion of this offering, which has been reflected as an increase to additional paid-in capital and accumulated deficit (these RSUs are excluded from the pro forma and pro forma as adjusted information set forth in the table below because the underlying shares of Class A common stock will be issued subsequent to the completion of this offering); and

•
on a pro forma as adjusted basis to give effect to (1) the pro forma adjustments set forth above and (2) the sale by us of        shares of Class A common stock in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and our receipt of the estimated net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares from us).

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Consolidated Financial and Other Information” and “Management’s Discussion and Analysis of

Financial Condition and Results of Operations” as well as our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.
	As of September 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$684,423	$684,423	$
Notes issued by securitization trusts(1)	498,921	498,921
Redeemable convertible preferred stock, $0.00001 par value per share: 149,860,292 shares authorized, 148,384,433 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1,327,163	—
Stockholders’ deficit:
Common stock, $0.00001 par value per share, 287,000,000 shares authorized, 53,031,446 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Class A common stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—	1
Class B common stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and pro forma as adjusted	—	1
Additional paid-in capital	114,226	1,660,898
Accumulated deficit	(462,442)	(479,019)
Accumulated other comprehensive loss	104	104
Total stockholders’ (deficit) equity	$(348,112)	$1,181,985	$
Total capitalization(2)	$1,477,972	$1,680,906	$

(1)
Does not include $375.0 million aggregate principal amount of 1.90% fixed rate asset-backed notes due 2025 issued on October 13, 2020 by Affirm Asset Securitization Trust 2020-Z2.

(2)
Does not include funding debt.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in-capital, total stockholders’ equity (deficit), total capitalization, and shares of Class A common stock outstanding as of September 30, 2020 would be $      , $      , $      , $      , and        shares respectively.

The pro forma and pro forma as adjusted number of shares of common stock to be outstanding after this offering is based on         shares of Class A common stock and        shares of Class B common stock outstanding as of September 30, 2020 on a pro forma basis and excludes:
•
153,032 shares of our Class A common stock and 153,032 shares of our Class B common stock issuable upon exercise of 306,065 warrants outstanding as of September 30, 2020, which are not automatically exercisable upon the completion of this offering, with a weighted-average exercise price of $0.79 per share;

•
41,415,585 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of September 30, 2020, with a weighted-average exercise price of $5.17 per share;

•
7,142,676 shares of our Class A common stock issuable upon the vesting of RSUs outstanding as of September 30, 2020 that will not be vested upon completion of this offering;

•
4,424,500 shares of our Class A common stock issuable upon the vesting of outstanding RSUs granted after September 30, 2020 (including 295,360 shares of Class A common stock that are expected to be issued upon the vesting and settlement of such RSUs in connection with the completion of this offering); and

•
5,387,480 shares of our Class A common stock reserved for future issuance under our equity compensation plans, which number is subject to automatic annual increases under the terms of such equity compensation plans.

DILUTION
If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing stockholders.
Our historical net tangible book value as of September 30, 2020 was $(405.3) million or $(7.64) per share of existing common stock. Our pro forma net tangible book value as of September 30, 2020, was $      or $      per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the aggregate number of shares of our common stock outstanding as of September 30, 2020, on a pro forma basis, after giving effect to: (1) 26,515,723 shares of our Class A common stock and 26,515,723 shares of our Class B common stock to be issued upon the reclassification of the 53,031,446 shares of our common stock outstanding as of September 30, 2020, as if such reclassification had occurred on September 30, 2020; (2) the automatic conversion and classification of all shares of our outstanding redeemable convertible preferred stock into 74,192,216 shares of our Class A common stock and 74,192,216 of our Class B common stock, as if such conversion and reclassification had occurred on September 30, 2020; (3) the issuance of 13,055,968 shares of our Class B common stock to Mr. Levchin and 2012 MRL Investments LLC, an entity affiliated with Mr. Levchin, upon exchange of 13,055,968 shares of our Class A common stock held by Mr. Levchin and entities affiliated with Mr. Levchin immediately prior to the completion of this offering, as if such exchange and issuance had occurred on September 30, 2020; (4) the automatic net exercise of (a) 15,223,197 warrants outstanding as of September 30, 2020, with an exercise price of $0.01 per share, which will be fully vested immediately prior to the completion of this offering, and (b) 50,000 warrants outstanding and vested as of September 30, 2020 with an exercise price of $3.80 per share, which, in each case of (a) and (b), will be automatically net exercised immediately prior to the completion of this offering if not exercised by the holders thereof prior to such time, into an aggregate of      shares of our Class A common stock and      shares of our Class B common stock, as if such exercise and conversion had occurred on September 30, 2020, based on the assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; (5) 1,457,826 shares of our Class A common stock that are expected to be issued with respect RSUs outstanding as of September 30, 2020, upon the vesting and settlement of such RSUs in connection with the completion of this offering. (6) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering; and (7) the recognition of share-based compensation expense of $16.6 million associated with RSUs for which the service condition was satisfied as of September 30, 2020, and for which the performance condition will be satisfied upon the completion of this offering, which has been reflected as an increase to additional paid-in capital and accumulated deficit.
After giving effect to the sale of the        shares of our Class A common stock in this offering, at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of September 30, 2020 would have been approximately $      or approximately $      per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:
Assumed initial public offering price of our Class A common stock			$
Historical net tangible book value per share as of September 30, 2020		$(7.64)
Pro forma net tangible book value per share as of September 30, 2020
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share attributable to this offering	$
Dilution in pro forma as adjusted net tangible book value per share to investors in this offering			$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $      or approximately $      per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by approximately $      per share, assuming the number of shares offering by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This pro forma information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $      per share, and the dilution in net tangible book value per share to investors in this offering would be $      per share.
The following table sets forth, on a pro forma as adjusted basis, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid, and the average price per share of our common stock paid by existing stockholders. The calculation with respect to shares of Class A common stock purchased by new investors in this offering reflects the issuance of         shares of our Class A common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		100%	$	100%	$
If the underwriters exercise their option to purchase additional shares in full, the number of shares of our common stock held by new investors will increase to    % of the total number of shares of our common stock outstanding after this offering.
To the extent that any outstanding options are exercised, outstanding RSUs settle, new options or RSUs are issued under our equity compensation plans, or we issue additional shares of common stock or convertible debt in the future, investors participating in this offering will experience further dilution.
The pro forma and pro forma as adjusted number of shares of common stock to be outstanding after this offering is based on       shares of Class A common stock and       shares of Class B common stock outstanding as of September 30, 2020 on a pro forma basis and excludes:
•
153,032 shares of our Class A common stock and 153,032 shares of our Class B common stock issuable upon exercise of 306,065 warrants outstanding as of September 30, 2020, which are not automatically exercisable upon the completion of this offering, with a weighted-average exercise price of $0.79 per share;

•
41,415,585 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of September 30, 2020, with a weighted-average exercise price of $5.17 per share;

•
7,142,676 shares of our Class A common stock issuable upon the vesting of RSUs outstanding as of September 30, 2020 that will not be vested upon completion of this offering;

•
4,424,500 shares of our Class A common stock issuable upon the vesting of outstanding RSUs granted after September 30, 2020 (including 295,360 shares of Class A common stock that are expected to be issued upon the vesting and settlement of such RSUs in connection with the completion of this offering); and

•
5,387,480 shares of our Class A common stock reserved for future issuance under our equity compensation plans.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following summary consolidated statement of operations data for the fiscal years ended June 30, 2019 and 2020, and the consolidated balance sheet data as of June 30, 2019 and 2020, have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended September 30, 2019 and 2020, and the consolidated balance sheet data as of September 30, 2020, have been derived from our unaudited condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of those unaudited condensed consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the three months ended September 30, 2020 are not necessarily indicative of the results to be expected for the full year or any other period. You should read the consolidated financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future.
	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data
Revenue
Merchant network revenue	$132,363	$256,752	$36,389	$93,265
Virtual card network revenue	7,911	19,340	3,601	5,958
Interest income	119,404	186,730	40,168	54,237
Gain (loss) on sales of loans	(440)	31,907	5,725	16,434
Servicing income	5,129	14,799	2,064	4,084
Total revenues, net	$264,367	$509,528	$87,947	$173,978
Operating expenses
Loss on loan purchase commitment	$73,383	$161,452	$19,961	$65,868
Provision for credit losses	78,025	105,067	24,844	40,267
Funding costs	25,895	32,316	8,128	10,352
Processing and servicing(1)	32,669	49,831	9,695	13,498
Technology and data analytics(1)	76,071	122,378	25,368	33,768
Sales and marketing(1)	16,863	25,044	5,219	22,582
General and administrative(1)	88,902	121,230	27,704	32,266
Total operating expenses	391,808	617,318	120,919	218,601
Operating loss	$(127,441)	$(107,790)	$(32,972)	$(44,623)
Other income (expense), net	7,022	(4,432)	2,273	29,445
Loss before income taxes	$(120,419)	$(112,222)	$(30,699)	$(15,178)
Income tax expense	(36)	(376)	(96)	(97)
Net loss	$(120,455)	$(112,598)	$(30,795)	$(15,275)
Excess return to preferred stockholders on repurchase	(14,113)	(13,205)	—	—
Net loss attributable to common stockholders	$(134,568)	$(125,803)	$(30,699)	$(15,275)
Net loss per share attributable to common stockholders, basic and diluted	$(2.84)	$(2.64)	$(0.63)	$(0.24)

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands, except share and per share data)
Weighted-average common shares outstanding:
Basic	47,345,328	47,856,720	48,403,021	64,778,024
Diluted	47,345,328	47,856,720	48,403,021	68,256,189
Pro forma net loss per share attributable to common stockholders (unaudited):
Basic		$(0.73)		$(0.09)
Diluted		$(0.73)		$(0.23)
Pro forma weighted-average common shares outstanding (unaudited):
Basic		171,764,609		206,495,264
Diluted		171,764,609		209,973,429

(1)
Includes stock-based compensation expense as follows:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands)
Processing and servicing	$132	$82	$(5)	$26
Technology and data analytics	13,913	12,285	3,327	2,213
Sales and marketing	4,179	4,040	1,291	760
General and administrative	22,647	13,682	3,812	3,204
Total stock-based compensation expense	$40,871	$30,089	$8,425	$6,203

	As of June 30,		As of September 30,
	2019	2020	2020
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$320,448	$267,059	$684,423
Loans held for investment	735,414	1,034,312	1,414,157
Total assets	1,148,505	1,402,251	2,250,549
Notes issued by securitization trusts(1)	—	—	498,921
Funding debt	569,234	817,926	698,892
Redeemable convertible preferred stock	798,074	804,170	1,327,163
Total stockholders’ deficit	(263,414)	(367,096)	(348,112)

(1)
Does not include $375.0 million aggregate principal amount of 1.90% fixed rate asset-backed notes due 2025 issued on October 13, 2020 by Affirm Asset Securitization Trust 2020-Z2.

Key Operating Metrics and Non-GAAP Financial Measures
We collect and analyze operating and financial data of our business to assess our performance, formulate financial projections, and make strategic decisions. In addition to total revenues, net, operating loss, net loss, and other results under GAAP, the following table sets forth key operating metrics and non-GAAP financial measures we use to evaluate our business.

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands, except per consumer and percent data)
Gross Merchandise Volume (GMV) ($)(1)	2,620,059	4,637,220	861,306	1,475,929
Active Consumers(2)	2,045	3,618	2,383	3,882
Transactions per Active Consumer (x)(3)	2.0	2.1	2.0	2.2
Contribution profit ($)(4)	64,945	180,479	25,192	79,094
Contribution profit as a percentage of GMV (%)(5)	2.5	3.9	2.9	5.4

(1)
We define GMV as the total dollar amount of all transactions on the Affirm platform during the period, net of refunds.

(2)
We define an active consumer as a consumer who engages in at least one transaction on our platform during the 12 months prior to the measurement date.

(3)
We define transactions per active consumer as the average number of transactions that an active consumer has conducted on our platform during the 12 months prior to the measurement date.

(4)
We define contribution profit as our total revenue less the following direct costs that are closely correlated to and variable with the generation of that revenue: (i) the amortization of discount, which is included in our GAAP interest income; (ii) the unamortized discount released on loans sold to third-party loan buyers; (iii) provision for credit losses; (iv) funding costs; and (v) processing and servicing expense.

(5)
We define contribution profit as a percentage of GMV as the contribution profit divided by the GMV for that period.

Contribution Profit
Contribution profit is a non-GAAP financial measure. We define contribution profit as total revenues less the following costs that are closely correlated to and variable with the generation of that revenue: (i) the amortization of discount; (ii) the unamortized discount released on loans sold to third-party loan buyers; (iii) provision for credit losses; (iv) funding costs; and (v) processing and servicing expense. We use contribution profit to measure the unit economics of transactions facilitated by our platform in the period.
The operating costs that are closely correlated to revenue-generating activities consist of our provision for credit losses, funding costs, and processing and servicing expenses as they vary with the volume of transactions processed on our platform and changes in the balance of loans held for investment on our consolidated balance sheet. Our remaining operating expenses represent costs of the design, development, improvement, maintenance, and administration of our platform and business as a whole. Such costs are generally fixed or are not closely correlated with revenues. Of these remaining expenses, we exclude technology and data analytics expenses from this calculation because these primarily consist of personnel costs, including salaries and stock-based compensation, and expenses incurred to support our infrastructure, cloud hosting, and operational data inputs to refine our risk scoring model, and we believe these expenses do not represent an incremental unit of cost on a transaction processed on our platform.
In addition, there are certain timing differences in the recognition of certain revenues and expenses associated with our relationship with our originating bank partner that do not reflect the unit economics of transactions processed by our platform in the period presented. We purchase loans from our originating bank partner that are processed through our platform and our originating bank partner puts back to us. Under the terms of the agreement with our originating bank partner, we are generally required to pay the principal amount plus accrued interest for such loans. In certain instances, our originating bank partner may originate loans with zero or below market interest rates. In these instances, we may be required to purchase the loan for a price in excess of the fair market value of such loans, which results in a loss. We recognize these losses on loan purchase commitment in our consolidated statements of operations. For the periods presented, references to originating bank partner are to Cross River Bank.

Upon purchase of a loan from our originating bank partner at a price above the fair market value of the loan, a discount is included in the amortized cost basis of the purchased loan. For loans held for investment, this discount is amortized over the life of the loan into interest income. When a loan is sold to a third-party loan buyer, the unamortized discount is released in full at the time of sale and recognized as part of the gain or loss on sales of loans. However, the cumulative value of the loss on loan purchase commitment, the income recognized over time from the amortization of discount while retained, and the release of discount into gain (loss) on the sale of the loan net to zero over the life of the loan. Therefore, we believe that this timing difference obscures the unit economics of the transactions facilitated by our platform and that adjusting for this timing difference provides investors useful information about the unit economics of the transactions facilitated by our platform in the period and facilitates comparability of our financial performance between periods and against other operating metrics. Contribution profit as a percentage of GMV is calculated by dividing contribution profit by GMV.
Our management uses contribution profit and contribution profit as a percentage of GMV in conjunction with financial measures prepared in accordance with GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our operating results and the effectiveness of our business strategy, and in evaluating our financial performance.
However, non-GAAP financial information is presented for supplemental informational purposes only, and our use of contribution profit and contribution profit as a percentage of GMV have limitations as analytical tools, and you should not consider these in isolation or as substitutes for analysis of our financial results as reporting under GAAP. Some of these limitations are as follows:
•
contribution profit is not intended to be a measure of operating profit or loss as it is excludes key operating expenses such as technology and data analytics, sales and marketing, and general and administrative expenses; and

•
other companies, including companies in our industry, may calculate contribution profit differently from how we calculate this measure or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, contribution profit and contribution profit as a percentage of GMV should be considered along with other operating and financial performance measures presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.
The following table presents a reconciliation of operating loss to contribution profit for each of the periods indicated:
	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands, except percent data)
Operating loss	$(127,441)	$(107,790)	$(32,972)	$(44,623)
Add back: Technology and data analytics	76,071	122,378	25,368	33,768
Add back: Sales and marketing	16,863	25,044	5,219	22,582
Add back: General and administrative	88,902	121,230	27,704	32,266
Add back: Loss on loan purchase commitment	73,383	161,452	19,961	65,868
Less: Amortization of discount(1)	(21,833)	(35,251)	(7,406)	(14,770)
Less: Unamortized discount released on loans sold(1)	(41,000)	(106,584)	(12,682)	(15,997)
Contribution profit	$64,945	$180,479	$25,192	$79,094
GMV	$2,620,059	$4,637,220	$861,306	$1,475,929
Contribution profit as a percentage of GMV	2.5%	3.9%	2.9%	5.4%

(1)
The following table details activity for the discount included in loans held for investment for the periods indicated:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands)
Balance at the beginning of the period	$5,201	$13,068	$13,068	$28,659
Additions from loans purchased, net of refunds	70,700	157,426	20,207	58,143
Amortization of discount	(21,833)	(35,251)	(7,406)	(14,770)
Unamortized discount released on loans sold	(41,000)	(106,584)	(12,682)	(15,997)
Balance at the end of the period	$13,068	$28,659	$13,187	$56,035

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our planned investments to drive future growth, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. For the periods presented, references to originating bank partner are to Cross River Bank.
Overview
We are building the next generation platform for digital and mobile-first commerce. We believe by using modern technology, the very best engineering talent, and a mission-driven approach, we can reinvent the payment experience. Our solutions, which are built on trust and transparency, make it easier for consumers to spend responsibly and with confidence, easier for merchants to convert sales and grow, and easier for commerce to thrive.
Our point-of-sale solution allows consumers to pay for purchases in fixed amounts without deferred interest, hidden fees, or penalties. We empower consumers to pay over time rather than paying for a product entirely upfront. This increases consumers’ purchasing power and gives them more control and flexibility. Our platform facilitates both true 0% APR payment options and interest bearing loans. On the merchant side, we offer commerce solutions that are highly effective demand generation and customer acquisition tools. Our solutions empower merchants to more efficiently promote and sell their products, optimize their customer acquisition strategies, and drive incremental sales. We also provide valuable product-level data and insights — information that merchants cannot easily get elsewhere — to better inform their marketing strategies. Finally, our consumer-focused app unlocks the full suite of Affirm products for a delightful end-to-end consumer experience. Consumers can use our app to manage payments, open a high-yield savings account, and access a personalized marketplace.
Our company is predicated on the principles of simplicity, transparency, and putting people first. By adhering to these principles, we have built enduring, trust-based relationships with consumers and merchants that we believe will set us up for long-term, sustainable success. We believe our innovative approach uniquely positions us to define the future of commerce and payments.
Technology and data are at the core of everything we do. Our expertise in sourcing, aggregating, and analyzing data has been what we believe to be the key competitive advantage of our platform since our founding. We believe our proprietary technology platform and data give us a unique advantage in pricing risk. We use data to inform our risk scoring in order to generate value for our consumers, merchants, and capital partners. We collect and store petabytes of information that we carefully structure and use to regularly recalibrate and revalidate our models, getting to risk scoring and pricing faster, more efficiently, and with a higher degree of confidence. We also prioritize building our own technology and investing in engineering talent as we believe these are enduring competitive advantages that are difficult to replicate. Our solutions use the latest in machine learning, artificial intelligence, cloud-based technologies, and other modern tools to create differentiated and scalable products.
We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2019 and 2020, our total revenues, net were approximately $264.4 million and $509.5 million, respectively, representing year-over-year growth of approximately 93%. We incurred net losses of $120.5 million and $112.6 million for the fiscal years ended June 30, 2019 and 2020, respectively. For the three months ended September 30, 2019 and 2020, our total revenues, net were approximately $87.9 million and $174.0 million, respectively. We incurred net losses of $30.8 million and $15.3 million for the three months ended September 30, 2019 and 2020, respectively.
The combination of our differentiated product offering, efficient go-to-market strategy, and strong monetization engine has resulted in fast growth and compelling contribution profit.
•
Rapid GMV growth.   With limited marketing investment to date, we have grown our GMV by approximately 77% year-over-year from fiscal year ended June 30, 2019, and 626% since fiscal year ended June 30, 2017, to $4.6 billion as of June 30, 2020. During the three months ended September 30, 2020, GMV was $1.5 billion, which represented 71% growth over the three months ended September 30, 2019.

•
Increased consumer engagement.   The number of active consumers on our platform grew approximately 77% year-over-year from fiscal year ended June 30, 2019 to the fiscal year ended June 30, 2020, while the number of transactions per active consumer has increased for each year since fiscal year ended June 30, 2017. During the three months ended September 30, 2020, the number of active consumers grew 63% compared to the three months ended September 30, 2019.

•
Strong repeat purchases.   Across all monthly cohorts since July 2016, newly acquired consumers on average make two transactions within their first 12 months. On certain products characterized by low AOV, across all monthly cohorts since July 2016, consumers who are repeat purchasers after 12 months have on average made over 10 purchases within their first year. In addition, when examining the most recent consumer cohort to complete 12 months on our platform for which we have data available as of the date of this prospectus (i.e., the October 2019 cohort), after making their first transaction, repeat consumers spent an additional $2,200 on average on our platform within the next 12 months.

•
Expanded merchant network.   We have also continued to scale the breadth and reach of our platform. From June 30, 2019 to June 30, 2020, our merchant base expanded by 84%. As of September 30, 2020, our merchant base increased an additional 15% from June 30, 2020.

•
Impressive dollar-based merchant retention.   Our dollar-based merchant retention has consistently exceeded 100% for each cohort of merchants that joined the Affirm platform since 2016. Dollar-based merchant retention represents the GMV generated by a cohort of merchants during a given year, relative to the GMV generated in the prior year, by the same cohort of merchants.

•
Compelling contribution profit.   Our platform has demonstrated increasingly attractive contribution profit. From fiscal years ended June 30, 2019 to June 30, 2020, our contribution profit as a percentage of GMV grew from 2.5% to 3.9%. For the three months ended September 30, 2020, our contribution profit as a percentage of GMV grew from 2.9% to 5.4% compared with the three months ended September 30, 2019.

Our business was designed to scale efficiently. Our low consumer acquisition costs and partnerships with banks and other funding relationships have allowed us to remain equity capital efficient. Since July 1, 2016, we have processed approximately $10.7 billion of GMV on our platform. As of June 30, 2020, we had over $3.2 billion in funding capacity from a diverse set of capital partners, including through our warehouse facilities and forward flow agreements. As of September 30, 2020, this funding capacity increased to over $4.2 billion with the introduction of our securitization trusts as well as increases in capacity for some of our existing warehouse facilities.
Through the diversity of these funding relationships, the equity capital required to build our total platform portfolio has declined from approximately 15% of the total platform portfolio as of June 30, 2018, to approximately 9% as of June 30, 2020, to approximately 8% as of September 30, 2020. We define our total platform portfolio as the unpaid principal balance outstanding of all loans facilitated through our platform as of the balance sheet date, including both those loans held for investment and those loans owned by third-parties. This amount totaled $1.4 billion, $2.5 billion, and $2.9 billion as of June 30, 2019, June 30, 2020, and September 30, 2020, respectively. Additionally, we define the equity capital required as the balance of loans held for investment plus loans held for sale less funding debt, per our consolidated balance sheet numbers for equity capital. This amount totaled $169.6 million, $220.8 million, and $200.4 million as of June 30, 2019, June 30, 2020, and September 30, 2020, respectively. Additionally, equity capital required as a percent of total annual GMV was less than 5% for the fiscal year ended June 30, 2020 as well as for the twelve months ended September 30, 2020.
We have focused on growing our platform and plan to continue making investments to drive future growth. We believe that our continued success will depend on many factors, including our ability to expand our consumer and merchant base, help our merchants grow their revenue on our platform, and develop new innovative solutions to establish the ubiquity of our network and breadth of our platform. We expect to use the proceeds from this offering to fund these and other growth strategies.
Our Financial Model
Our Revenue Model
From merchants, we earn a fee when we help them convert a sale and power a payment. While merchant fees depend on the individual arrangement between us and each merchant and vary based on the terms of the product offering, we generally earn larger merchant fees on 0% APR financing products. For the fiscal year ended June 30, 2020 and for the three months ended September 30, 2020, 0% APR financing represented 43% and 46%, respectively, of total GMV facilitated through our platform. Through the commerce and technology solution offering by our platform, this structure incentivizes us to help our merchants convert sales and increase AOV.
From consumers, we earn interest income on the simple interest loans that we purchase from our originating bank partners. Interest rates charged to our consumers vary depending on the transaction risk, creditworthiness of the consumer, the repayment term selected by the consumer, the amount of the loan, and the individual arrangement with a merchant. Because our consumers are never charged deferred or compounding interest, late fees, or penalties on the loans, we are not incentivized to profit from our consumers’ hardships.
In order to accelerate our ubiquity, we facilitate the issuance of virtual cards directly to consumers through our app, allowing them to shop with merchants that may not yet be fully integrated with Affirm. When these virtual cards are used over established card networks, we earn a portion of the interchange fee from the transaction.
Our Loan Origination and Servicing Model
When a consumer applies for a loan through our platform, the loan is underwritten using our proprietary risk model. Once approved for the loan, the consumer then selects their preferred repayment option. The substantial majority of these loans are funded and issued by our originating bank partners.
A substantial majority of the loans facilitated through our platform are originated through one originating bank partner, Cross River Bank, an FDIC-insured New Jersey state chartered bank. Our partnership with Cross River Bank allows us to benefit from Cross River Bank’s ability to originate loans under its banking licenses while complying with various federal, state, and other laws. Under this arrangement, we must comply with Cross River Bank’s credit policies and underwriting procedures, and Cross River Bank maintains ultimate authority to decide whether to originate a loan. When Cross River Bank originates a loan, it funds the loan out of its own funds and may subsequently offer and sell the loan to us. Pursuant to our agreements with Cross River Bank, we are obligated to purchase the loans originated through our platform that Cross River Bank offers us and our obligation is secured by cash deposits. To date, we have purchased all of the loans facilitated through our platform and originated by our originating bank partner. When we purchase a loan from Cross River Bank, the purchase price is equal to the outstanding principal balance of the loan, plus a fee and any accrued interest. Cross River Bank also retains an interest in the loans purchased by us through a loan performance fee that is payable on the aggregate principal amount of a loan that is paid by a consumer. While we recently entered into an origination program agreement with Celtic Bank, a Utah state-chartered industrial bank whose deposits are insured by the FDIC, Celtic Bank has originated a de minimis amount of loans facilitated through our platform which are not reflected in our financial results for the periods presented in this prospectus, and Celtic Bank is not yet able to provide meaningful originating bank partner services.
We are also able to originate loans directly under our lending, servicing, and brokering licenses in Canada and across various states in the U.S. We started originating loans directly in Canada in October 2019 and, through September 30, 2020, we had originated $36.0 million of loans in Canada. As of September 30, 2020, we had directly originated less than $0.1 million of loans in the U.S. pursuant to our state licenses. Under the self-origination model, we are able to improve our transaction economics.
We act as the servicer on all loans that we originate directly or purchase from our originating bank partners and earn a servicing fee on loans we sell to our funding sources. We do not sell the servicing rights on any of the loans, allowing us to control the consumer experience end-to-end. To allow for flexible staffing to support overflow and seasonal traffic, we partner with several sub-servicers to manage customer care, first priority collections, and third-party collections in accordance with our policies and procedures.

Our Funding Sources
We maintain a capital-efficient model through a diverse set of funding sources. When we originate a loan directly or purchase a loan originated by our originating bank partners, we utilize warehouse facilities (such as banks and other financial institutions) to finance our lending activities or loan purchases. We sell the loans we originate or purchase from our originating bank partners to whole loan buyers and securitization investors through forward flow arrangements and securitization transactions, and earn servicing fees from continuing to act as the servicer on the loans.
Key Operating Metrics and Non-GAAP Financial Measures
We collect and analyze operating and financial data of our business to assess our performance, formulate financial projections, and make strategic decisions. In addition to revenue, net (loss) income, and other results under generally accepted accounting principles (“GAAP”), the following table sets forth key operating metrics and non-GAAP financial measures we use to evaluate our business.

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands, except per consumer and percent data)
Gross Merchandise Volume (GMV) ($)	2,620,059	4,637,220	861,306	1,475,929
Active Consumers	2,045	3,618	2,383	3,882
Transactions per Active Consumer (x)	2.0	2.1	2.0	2.2
Operating Loss ($)	(127,441)	(107,790)	(32,972)	(44,623)
Contribution profit ($)	64,945	180,479	25,192	79,094
Contribution profit as a percentage of GMV (%)	2.5	3.9	2.9	5.4
GMV
We measure Gross Merchandise Volume to assess the volume of transactions that take place on our platform. We define GMV as the total dollar amount of all transactions on the Affirm platform during the applicable period, net of refunds. GMV does not represent revenue earned by us. However, the GMV processed through our platform is an indicator of the success of our merchants and the strength of our platform. For the fiscal year ended June 30, 2020, GMV was $4.6 billion, which represented an increase of approximately 77% as compared to $2.6 billion for the fiscal year ended June 30, 2019. For the three months ended September 30, 2020, GMV was $1.5 billion, which represented an increase of approximately 71% as compared to $0.9 billion for the three months ended September 30, 2019.
Active Consumers
We assess consumer adoption and engagement by the number of active consumers across our platform. Active consumers are the primary measure of the size of our network. We define an active consumer as a consumer who engages in at least one transaction on our platform during the 12 months prior to the measurement date. As of June 30, 2020, we had 3.6 million active consumers, representing an increase of approximately 77% as compared to June 30, 2019. As of September 30, 2020, we had 3.9 million active consumers, representing an increase of approximately 63% as compared to September 30, 2019.
Transactions per Active Consumer
We believe the value of our network is amplified with greater consumer engagement and repeat usage, highlighted by increased transactions per active consumer. Transactions per active consumer is defined as the average number of transactions that an active consumer has conducted on our platform during the 12 months prior to the measurement date. As of June 30, 2020, we had approximately 2.1 transactions per active consumer, representing an increase of 5% as compared to June 30, 2019. As of September 30, 2020, we had approximately 2.2 transactions per active consumer, representing an increase of 8% as compared to September 30, 2019.
Operating Loss
For the fiscal years ended June 30, 2019 and 2020, operating loss was approximately $127.4 million and $107.8 million, respectively. This represented a decrease of approximately 15%, driven primarily by significant revenue growth and lower growth in almost all operating expenses, especially provision for credit losses and general and administrative expenses.
For the three months ended September 30, 2019 and 2020, operating loss was approximately $33.0 million and $44.6 million, respectively, representing an increase of approximately 35%. As a percentage of revenues, operating loss decreased from 37% to 26%, respectively. The increase in operating loss was primarily driven by an increase in sales and marketing costs due to amortization expense of $14.3 million associated with our Shopify Inc. commercial agreement asset. Excluding the effects of this amortization, operating expenses grew 69% while revenues grew 98% from the three months ended September 30, 2019 to the three months ended September 30, 2020.

Contribution Profit
Contribution profit is a non-GAAP financial measure. We define contribution profit as total revenues less the following costs that are closely correlated to and variable with the generation of that revenue: (i) the amortization of discount, (ii) the unamortized discount released on loans sold to third-party loan buyers, (iii) provision for credit losses, (iv) funding costs, and (v) processing and servicing expense. We use contribution profit to measure the unit economics of transactions facilitated by our platform in the period.
Contribution profit has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the fact that other companies, including companies in our industry, may calculate contribution profit differently from how we calculate this measure, which reduces its usefulness as a comparative measure. See “Selected Consolidated Financial and Other Data — Key Operating Metrics and Non-GAAP Financial Measures” for more information and for a reconciliation of operating loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to contribution profit.
For the fiscal years ended June 30, 2019 and 2020, contribution profit was approximately $64.9 million and $180.5 million, respectively. This represented an increase of approximately 178%. For the three months ended September 30, 2019 and 2020, contribution profit was approximately $25.2 million and $79.1 million, respectively. This represented an increase of approximately 214%.

Contribution Profit Walk

(For fiscal year 2020, $ Millions)

$510
($35)
($107)
($105)
($32)
($50)
$180
Total revenue
Amortization of loan discount
Unamortized discount released on loans sold
Provision for credit losses
Funding costs
Processing and servicing expense
Contribution profit

Contribution Profit as a Percentage of GMV
We define contribution profit as percentage of GMV as the contribution profit divided by the GMV. Our contribution profit as a percentage of GMV is a function of the mix of the volume we facilitate on our platform, the funding strategy we employ, the fees we charge our merchants, the interest we charge our consumers, provision for credit losses, funding costs on loans we do not sell, and processing and servicing costs. Our contribution profit as a percentage of GMV was 3.9% for the fiscal year ended June 30, 2020. Our contribution profit as a percentage of GMV increased from 2.5% to 3.9% for the fiscal year ended June 30, 2020 as compared to the fiscal year ended June 30, 2019, predominantly driven by cost efficiencies. For the three months ended September 30, 2020, our contribution profit as a percentage of GMV was 5.4%, an increase from 2.9% for the three months ended September 30, 2019, due primarily to significant growth in merchant network revenues exceeding costs, and partially due to a relative increase in high AOV loans during the period. We expect this metric to fluctuate from quarter to quarter due to seasonality and mix-shift among low AOV, high AOV, interest bearing, and non-interest bearing loans. For example, high AOV, 0% APR loans, which are typically characterized by higher merchant network revenue, generally increase our contribution profit as a percentage of GMV, and shorter-duration loans (for example through our Split Pay offering) generally tend to reduce our contribution profit as a percentage of GMV. We expect that our contribution profit as a percentage of GMV will decline in the medium term to the extent that a greater portion of our GMV comes from our Split Pay and other low-AOV offerings. Accordingly, we manage this metric on both an in-period and a trailing 12 month basis.
Factors Affecting Our Performance
Continued Growth of Digital Commerce and Pay Over Time Solutions
As the number and volume of commerce transactions taking place online continue to rapidly increase, e-commerce is becoming a larger proportion of total retail spend. Consumers — Gen Z and Millennials in particular — want the flexibility, ease, and choice offered by shopping online. We have observed that consumers also increasingly prefer more flexible and innovative digital payment options, including pay-over-time solutions. Combined with the continued growth in mobile devices, this trend is expected to continue. Merchants are responding to this by meeting consumers where they want to shop via online storefronts, omni-channel strategies, and diverse payment options.
We believe that as commerce becomes increasingly digital, we will have an even greater opportunity to power more transactions, and this will have a meaningful impact on our financial performance. For example, for the three months ended September 30, 2020 more than 90% of our GMV was processed online. We believe that the growth of digital commerce means more merchants will want to offer Affirm as a payment option, more consumers will want to try Affirm, and existing merchants and consumers will make repeated use of our platform.
Adoption of Our Technology-Driven Platform
The growth trends in integrated merchants and consumers on our platform are critical variables directly affecting our revenue and financial results. We benefit from network effects, strong brand affinity, and the growing demand for pay-over-time payment solutions to help organically drive consumer and merchant engagement. In addition, we believe we will continue to see increased adoption as we innovate and invest in our platform.
We believe we can continue to expand the number of merchants on our platform as merchants become aware of the customer acquisition benefits associated with offering Affirm as a payment option. We intend to proactively build relationships with additional merchants through our dedicated sales and marketing efforts. We anticipate that partnerships, such as our recent partnerships with Shopify and Adyen, will also be important sources of merchant adoption because they provide us with access to merchants. As we scale our merchant base through brand recognition and merchant satisfaction, more consumers will have a reason to choose Affirm as their payment option.
We are focused on continuing to grow our base of consumers through innovation and the facilitation of fair, transparent, and honest financial products. We have historically acquired consumers through merchants offering our solution as a better way to pay. Increasingly, we are seeing further direct adoption through our Affirm app, which is a customized marketplace for consumers’ commerce needs. The more consumers transact on our platform and the better the quality of their engagement, the more value is created for merchants, leading to greater merchant integration and strengthening the network effects of our business.
Expanding Usage from Existing Consumers and Merchants
We believe there is a significant opportunity to increase the volume on our platform through existing consumers and merchants. Our network lends itself to a natural expansion strategy for both consumers and merchants, which we enhance with our own data-driven insights and personalized recommendations.

For consumers, delivering a superior experience encourages repeat usage of Affirm. We create an easy and personalized experience for our consumers within the Affirm app to aid search and discovery and drive transactions for merchants. The contribution profit on repeat consumers is improved due to the lower cost of underwriting, servicing, and increased likelihood of repayment. We believe we have an opportunity to serve more repeat consumers through Split Pay and other low-AOV offerings.
For merchants, we have demonstrated the strong value proposition of our network through larger AOVs. According to internal studies we conducted in 2018 and 2019, merchants using Affirm reported 92% and 85% higher AOVs, respectively, when compared to other payment methods. We believe we also increase customer conversion for merchants, leading to strong merchant retention rates as evidenced by our dollar-based merchant expansion rate that has consistently exceeded 100% since 2016. We believe that sustaining this value proposition will allow us to continue expanding revenue from existing merchants.
Expanding our Network, Diversity, and Mix of Funding Relationships
Our capital efficient funding model is integral to the success of our platform. As we scale the number of transactions on our network and grow GMV, we maintain a variety of funding relationships in order to support our network. Our diversified funding relationships include warehouse facilities, securitizations, whole loan forward flow arrangements, and partnerships with banks. Given the short duration and superior performance of our assets, funding can be recycled quickly, resulting in a high-velocity, capital efficient funding model. We have reduced the percentage of our equity capital required to fund our total platform portfolio from approximately 15% as of June 30, 2018, to approximately 9% as of June 30, 2020, to approximately 8% as of September 30, 2020. The mix of on-balance sheet and off-balance sheet funding will also impact our results in any given period.

Mix of Business on Our Platform
The mix of products that our merchants offer and our consumers purchase in any period affects our operating results. The mix impacts GMV, the contribution profit, and margin profile of our results for that period. Differences in product mix relate to different loan durations, APR mix, and varying proportion of 0% APR versus interest-bearing financings. For example, our low AOV products generally benefit from shorter duration, but also have lower contribution profit when compared to high AOV products. These mix shifts are driven in part by merchant-side activity relating to the marketing of their products, whether the merchant is fully integrated within our network, and general economic conditions affecting consumer demand. In addition, we expect that our commercial agreement with Shopify to offer Shop Pay Installments and our recent Split Pay offering will increase the mix of our shorter duration, low AOV products. Differences in the mix of high versus low AOV will also impact our results, including affecting average frequency of transactions per active consumer and our contribution profit as a percentage of GMV, which we expect will decline in the medium term to the extent that a greater portion of our GMV comes from these and other low-AOV offerings.
Our Ability to Effectively Price Credit Risk
Any deterioration in the performance of our loans would adversely affect our contribution profit. Loan repayment underperformance would negatively impact our interest-related income and gain-on-sale income. Additionally, incremental charge-offs may adversely affect future risk analysis, growth of our GMV, and the amount of provisions we will need to take. However, our ability to effectively price credit risk is what we believe to be one of our core competitive advantages and the flexibility of our risk model allows us to respond quickly to any changes in our loans’ performance. Repayments are high-velocity, with an average duration of six months, allowing us to quickly adapt and mitigate risk.
Sales and Marketing Investment
We have historically relied on positive word of mouth and consumers’ recommendations to grow the ubiquity of our platform. We plan to invest in sales and marketing channels that we believe will drive further brand awareness and preference among both consumers and merchants. Given the nature of our revenue, our investment in sales and marketing in a given period may not impact results until subsequent periods. Additionally, given the increasingly competitive nature of merchant acquisition, we expect that we may make significant investments in retaining and acquiring new merchants. We are focused on the effectiveness of sales and marketing spending and will continue to be strategic in maintaining efficient consumer and merchant acquisition.
General Economic Conditions and Industry Trends
Our results of operations are impacted by the relative strength of the overall economy and its effect on unemployment, consumer spending behavior, and consumer demand for financing-enabled commerce. Our merchants’ underlying business activities are also linked to the macroeconomic environment. For our top merchant partners, particularly Peloton, fluctuations in general economic conditions and consumer spending behavior that impact sales of products by our merchants will generally result in lower credit sales and, therefore, lower loan volume and associated fee income for us. For example, the significance of Peloton in our portfolio has increased as a result of consumer spending trends on home fitness equipment, and there can be no assurance that such trends will continue or that the levels of total revenue and merchant network revenue that we generate from Peloton will continue.
Seasonality
We experience seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, our revenues have been strongest during the second quarter of our fiscal year due to increases in retail commerce during the holiday season. Additionally, revenues associated with the purchase of home fitness equipment historically have been strongest in the third quarter of our fiscal year. Adverse events that occur during these months could have a disproportionate effect on our financial results for the fiscal year.

Impact of COVID-19
The COVID-19 pandemic has had, and continues to have, a significant impact on the U.S. economy and the markets in which we operate. Our positive performance during this period demonstrates the value and effectiveness of our platform, the resilience of our business model, and the capabilities of our risk management and underwriting approach. However, certain of the COVID-19 related trends underlying that positive performance, in particular the significant revenue generated from certain types of merchants, may not continue at current levels.
Diversified Mix of Merchant Partners
We have a diversified set of merchant partners across industries, which allows us to maximize industry tailwinds and changing consumer spending behavior, economic conditions, and other factors that may affect a particular type of merchant or industry. For example, following the onset of the COVID-19 pandemic, our revenue from merchant partners in the travel, hospitality, and entertainment industries declined significantly, but we saw a significant increase in revenue from merchant partners offering home fitness equipment, home office products, and home furnishings. While we have benefited as a result of such consumer spending trends, there can be no assurance that such trends will continue or that the levels of total revenue and merchant network revenue that we generate from merchants in fitness equipment, home office products, and home furnishings industries will continue. The decline of sales by our merchants for any reason will generally result in lower credit sales and, therefore, lower loan volume and associated fee income for us.
Dynamic Changes to Risk Model
As part of our risk mitigation platform, we closely track data and trends to measure risk and manage exposure, leveraging our flexibility to quickly adjust and adapt. In response to the macroeconomic impact of the COVID-19 pandemic, we initiated a series of refinements to our risk model based on our real-time data observations and analysis. We were able to respond, implement, and test the updates to our model quickly due to the adaptability of our infrastructure, underwriting, and risk management models. This resulted in decreases across both charge-offs and delinquencies. Our proprietary risk model was not designed to take into account the longer-term impacts of social, economic, and financial disruptions caused by the COVID-19 pandemic, and while we continuously make refinements to our risk model as new information becomes available to us, any changes to our risk model may be ineffective and the performance of our risk model may decline.

Our Resilient and Differentiated Underwriting Through-the-Cycle

Increased GMV and improved credit quality since the start of COVID-19

INCREASING GMV PROCESSED
GMV ($M)
$600
$400
$200
$0
Approximate start of COVID impact in the US
Jan
Mar
May
Jul
Sep
Dec
2019
2020

PORTFOLIO DQ PERFORMANCE[1]
DQ-4+ Rate
6%
4%
2%
0%
Approximate start of COVID impact in the US
Jan
Mar
May
Jul
Sep
Dec
2019
2020

1 Portfolio delinquency performance is measured by the fraction of our serviced portfolio delinquent on at least one payment by four or more calendar days ("DQ-4+ Rate"). Portfolio delinquency performance improved in Q4 fiscal year 2020 and Q1 fiscal year 2021 compared to the previous year primarily due to the tightening of our underwriting approval standards in response to the COVID-19 pandemic.

Increased Repayment Communications
We increased the frequency of our repayment communications with consumers, which we primarily conduct through SMS text and email, in order to collect additional servicing performance data. We also implemented more comprehensive self-service payment options to free up agent capacity.
Consumer Relief
We initiated a payment deferral program to better assist consumers whose financial standing may have been impacted by COVID-19. We offered eligible consumers the option to pause payments by 30, 60, or 90 days. Eligibility was determined by a proactive indication of hardship due to the pandemic, no existing loan being more than 60 days overdue, and other factors. During this period, loans in the payment deferral program were not considered to be delinquent. Approximately 63,000 loans were modified through this program as of September 30, 2020, with an aggregate principal balance of $18.9 million of the total platform portfolio. The percent of our total platform portfolio that was in deferral peaked at approximately 0.85% of consumer balances in May 2020, and has declined through August 31, 2020. As of September 30, 2020, 0.12% of our serviced portfolio was in deferral.
We believe that our modification percentage has been materially lower than other players in the space. When compared to other forms of financing — such as mortgages, student loans, and auto loans — the transactions on our platform tend to have lower AOV, resulting in lower monthly repayments, which we believe positions us higher on consumers’ repayment priorities. As of September 30, 2020, approximately 54% of our consumers who exited our payment deferral program rolled into current status by making at least one payment, and over 20% fully settled their outstanding balance during the deferral period. However, it is possible that a higher percentage of consumers may seek protections offered by our deferral program or other new or existing debtor relief laws in the future.

Stable Credit Performance to Date
Because of the relatively short duration of our pay-over-time products, of the monthly loan vintages originated before the pandemic began in March 2020, only 19% remained on our balance sheet by the end of September 2020. As of September 30, 2020, our delinquency rates, as a percentage of our loan portfolio, and excluding the impact of our payment deferral program, were approximately 66% lower as compared to September 30, 2019. In addition, as of September 30, 2020, our gross charge-offs, as a percentage of our loan portfolio, and excluding the impact of our payment deferral program, were approximately 48% lower as compared to September 30, 2019.
We cannot guarantee that our credit performance will remain stable and any prolonged economic downturn with sustained high unemployment rates as a result of the pandemic could materially increase defaults and delinquencies. In addition, despite our stable credit performance, disruptions in the credit markets or other factors caused by the continued impact of the COVID-19 pandemic could adversely affect the availability, diversity, cost, and terms of our funding arrangements.
Stressed Allowance Model
At the onset of the COVID-19 pandemic in March 2020, we factored in updated loss multiples using macroeconomic data to reflect stressed expected loss scenarios emerging from forecasted delinquencies and defaults. This stressing of the model resulted in an increase of the allowance for credit losses as a percent of loans held for investment from 8.9% as of February 29, 2020, to 14.8% as of March 31, 2020. In the months subsequent to this, we have seen stronger than expected repayment history in the portfolio resulting in a release of the allowance. As of June 30, 2020 and September 30, 2020, the allowance for credit losses as a percentage of loans held for investment decreased to 9.2% and 8.8%, respectively, which is generally consistent with prior periods. Should macroeconomic factors or expected losses change, we may increase or decrease the allowance for credit losses.
Business Continuity
We rolled out work-from-home capabilities at Affirm within weeks of the onset of the pandemic, and have monitored the work-from-home rollout at sub-servicers and other critical vendors. We increased the number of servicing and customer care agents in order to accommodate higher inbound call volume. Due to the seasonal nature of our business, we have experience in rapidly increasing the number of agents. We were able to complete these transitions with minimal disruption to the daily operations of our business.
Even so, we have had to expend, and expect to continue to expend, personnel resources to respond to the COVID-19 pandemic and any prolonged diversion of personnel resources may have an adverse effect on our operations.
For more information on the risks related to the COVID-19 pandemic, see “Risk Factors — Risks Related to Our Business and Industry”
Components of Results of Operations
Revenue
Merchant network revenue.   Merchant partners are charged a fee on each transaction processed through the Affirm platform. The fees vary depending on the individual arrangement between us and each merchant and vary based on the terms of the product offering. The fee is recognized as earned when the terms of the executed merchant agreement have been fulfilled and the merchant successfully confirms the transaction. In each of the fiscal years ended June 30, 2019 and 2020, we generated 50% of our revenue from merchant network fees. During the three months ended September 30, 2019 and 2020, we generated 41% and 54% of our revenue, respectively, from merchant network fees.
Virtual card network revenue.   A smaller portion of our revenue comes from our Virtual Card product. We partner with issuer processors for the creation of virtual debit cards used by customers at checkout. Consumers can apply at affirm.com or through the Affirm app and, upon approval, receive a single-use virtual debit card to be used for their purchase online or offline at a non-integrated merchant. The merchants are charged interchange fees for virtual debit card transactions by the issuer processors, as with all debit card purchases, and the issuer processor shares a portion of this revenue with us. This revenue is recognized as a percentage of both our loan volume transacted on the payment processor network and net interchange income, and this revenue is presented net of associated processing fees. In the fiscal years ended June 30, 2019 and 2020, we generated 3% and 4% of our revenue, respectively, from virtual card network fees. During the three months ended September 30, 2019 and 2020, we generated 4% and 3% of our revenue, respectively, from virtual card network fees.
Interest income.   We also earn revenue through interest earned on the loans purchased from our originating bank partner. Interest income includes interest charged to consumers over the term of the consumers’ loans based on the principal outstanding and is calculated using the effective interest method. In addition, interest income includes the amortization of any discounts or premiums on loan receivables created upon purchase of a loan from our originating bank partner. Discounts and premiums are accreted or amortized over the life of the loan using the effective interest method. In the fiscal years ended June 30, 2019 and 2020, we generated 45% and 37% of our revenue, respectively, from interest income. During the three months ended, September 30, 2019 and 2020, we generated 46% and 31% of our revenue, respectively, from interest income.
Gain (loss) on sales of loans.   We sell a portion of the loans we purchase from our originating bank partner to third-party investors through our platform. We recognize a gain or loss on sale of such loans as the difference between the proceeds received, adjusted for initial recognition of servicing assets and liabilities obtained at the date of sale, and the carrying value of the loan. During the fiscal year ended June 30, 2019, loss on sale of loans negatively impacted our revenue by less than 1%. During the fiscal year ended June 30, 2020, we generated 6% of our revenue from gain on sales of loans. During the three months ended September 30, 2019 and 2020, we generated 7% and 9% of our revenue, respectively, from gain on sales of loans.
Servicing income.   We earn a specified fee from providing professional services to manage loan portfolios on behalf of our third-party loan owners. Under the servicing agreements with our capital markets partners, we are entitled to collect servicing fees on the loans that we service, which are paid monthly based upon an annual fixed percentage of the outstanding loan portfolio balance. In the fiscal years ended June 30, 2019 and 2020, we generated 2% and 3% of our revenue, respectively, from servicing fees. During each of the three months ended September 30, 2019 and 2020, we generated 2% of our revenue from servicing fees.
We expect our revenue may vary from period to period based on, among other things, the timing and size of onboarding of new merchants, the mix of 0% APR loans versus interest-bearing loans with simple interest, type and mix of products that our merchants offer to their customers, the rate of repeat transactions, transaction volume, and seasonality of or fluctuations in usage of our platform.
Operating Expenses
Our operating expenses consist of the loss on our loan purchase commitment made to our originating bank partner, the provision for credit losses, funding costs, processing and servicing, technology and data analytics, sales and marketing, and general and administrative expenses. Salaries and personnel-related costs, including benefits, bonuses, stock-based compensation expense and occupancy, comprise a significant component of several of these expense categories. An allocation of overhead, such as rent and other overhead, is based on employee headcount and included in processing and servicing, technology and data analytics, sales and marketing, and general and administrative expenses.
At June 30, 2020, we had 893 employees compared to 637 at June 30, 2019. During the fiscal year ended June 30, 2020, we increased our headcount and personnel related costs across our business in order to support our growth expansion strategy. At September 30, 2020, we had 916 employees. We expect headcount to continue to increase in fiscal 2021 given our focus on growth and expansion.
Loss on Loan Purchase Commitment
We purchase loans from our originating bank partner that are processed through our platform and our originating bank partner puts back to us. Under the terms of the agreement with our originating bank partner, we are generally required to pay the principal amount plus accrued interest for such loans and the loan origination fee. In certain instances, our originating bank partner originates loans with zero or below market interest rates that we are required to purchase. In these instances, we may be required to purchase the loan for a price in excess of the fair market value of such loans, which results in a loss. These losses are recognized as loss on loan purchase commitment in our consolidated statements of operations.
Provision for Credit Losses
Provision for credit losses consists of amounts charged against income during the period to maintain an allowance for credit losses. Our allowance for credit losses represents our estimate of the credit losses inherent in our loans held for investment and is based on a variety of factors, including the composition and quality of the portfolio, loan specific information gathered through our collection efforts, current economic conditions, and our historical net charge-off and loss experience.
Funding Costs
Funding costs consists of the interest expense we incur on our borrowings, and amortization of fees and other costs incurred in connection with our funding.
Processing and Servicing
Processing and servicing expense consists primarily of payment processing fees, third-party customer support, and collection expenses. Additional expenses include salaries and personnel-related costs of our customer care team, and allocated overhead.
Technology and Data Analytics
Technology and data analytics expense consists primarily of the salaries and personnel-related costs of our engineering and product employees as well as our credit and analytics employees who develop our proprietary risk model. Additional expenses include platform infrastructure and hosting costs, third-party data acquisition expenses, expenses related to the development of new types of products and technologies and maintenance of existing technology assets, amortization of capitalized internal-use software costs related to our technology platform, and allocated overhead. For the fiscal years ended June 30, 2019 and 2020, $12.6 million and $17.1 million, respectively, of salaries and personnel costs that relate to the creation of internally-developed software were capitalized into property, equipment and software, net on the consolidated balance sheets, and amortized into technology and data analytics expense over the useful life of the developed software. During the three months ended September 30, 2019 and 2020, $2.4 million and $5.1 million, respectively, of salaries and personnel costs that relate to the creation of internally-developed software were capitalized into property, equipment and software, net on our consolidated balance sheets.
Sales and Marketing
Sales and marketing expense consists primarily of salaries and personnel-related costs, as well as costs of general marketing and promotional activities, promotional event programs, sponsorships, and allocated overhead. In July 2020, we recognized an asset in connection with a commercial agreement with Shopify Inc. in which we granted warrants in exchange for the benefit of acquiring new merchant partners. This asset represents the probable future economic benefit to be realized over the four-year expected benefit period and is valued based on the fair value of the warrants at the grant date. This value is amortized on a straight-line basis over the four-year period into sales and marketing expense, due to the nature of the expected benefit. We expect that our sales and marketing expense will increase as a percentage of revenue as we expand our sales and marketing efforts to drive our growth, expansion, and diversification.
General and Administrative
General and administrative expenses consist primarily of expenses related to our finance, legal, risk operations, human resources, and administrative personnel. General and administrative expenses also include costs related to fees paid for professional services, including legal, tax and accounting services, and allocated overhead.

Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expense will increase in absolute dollars as our business grows.
Other Income (Expense), Net
Other income (expense), net consists of interest earned on our money market funds included in cash and cash equivalents and restricted cash, and gains and losses incurred on both our constant maturity swaps and as related to bifurcated derivatives associated with our convertible debt.
Income Tax Expense
Our income tax expense consists of U.S. federal and state income taxes and income taxes in certain provinces of Canada in which we conduct business. Through June 30, 2020, we had not been required to pay any material U.S. federal or state income taxes nor any foreign income taxes because of accumulated net operating losses. At June 30, 2019 and 2020, we had federal and state net operating loss carryforwards of approximately $199.2 million and $130.4 million, and $280.1 million and $292.6 million, respectively, with some expiring beginning in 2032. At September 30, 2020, we had federal and state net operating loss carryforwards of approximately $325.5 million and $348.3 million, respectively. Substantially all of our net operating loss carryforwards were subject to a valuation allowance as of June 30, 2020 and September 30, 2020.
Results of Operations
The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following table sets forth our consolidated statements of operations data for the fiscal years indicated below:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands)
Revenue
Merchant network revenue	$132,363	$256,752	$36,389	$93,265
Virtual card network revenue	7,911	19,340	3,601	5,958
Interest income	119,404	186,730	40,168	54,237
Gain (loss) on sales of loans	(440)	31,907	5,725	16,434
Servicing income	5,129	14,799	2,064	4,084
Total revenues, net	$264,367	$509,528	$87,947	$173,978
Operating expenses(1)
Loss on loan purchase commitment	$73,383	$161,452	$19,961	$65,868
Provision for credit losses	78,025	105,067	24,844	40,267
Funding costs	25,895	32,316	8,128	10,352
Processing and servicing	32,669	49,831	9,695	13,498
Technology and data analytics	76,071	122,378	25,368	33,768
Sales and marketing	16,863	25,044	5,219	22,582
General and administrative	88,902	121,230	27,704	32,266
Total operating expenses	$391,808	$617,318	120,919	218,601
Operating loss	$(127,441)	$(107,790)	$(32,972)	$(44,623)
Other income (expense), net	7,022	(4,432)	2,273	29,445
Loss before income taxes	$(120,419)	$(112,222)	$(30,699)	$(15,178)
Income tax expense	(36)	(376)	(96)	(97)
Net loss	$(120,455)	$(112,598)	$(30,795)	$(15,275)

(1)
Amounts include stock-based compensation as follows:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands)
Processing and servicing	$132	$82	$(5)	$26
Technology and data analytics	13,913	12,285	3,327	2,213
Sales and marketing	4,179	4,040	1,291	760
General and administrative	22,647	13,682	3,812	3,204
Total stock-based compensation in operating expenses	$40,871	$30,089	$8,425	$6,203

Comparison of the Three Months Ended September 30, 2019 and 2020
Total Revenues, net
	Three Months Ended September 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Merchant network revenue	$36,389	$93,265	$56,876	156%
Virtual card network revenue	3,601	5,958	2,357	65%
Interest income	40,168	54,237	14,069	35%
Gain (loss) on sales of loans	5,725	16,434	10,709	187%
Servicing income	2,064	4,084	2,020	98%
Total revenues, net	$87,947	$173,978	$86,031	98%
Total revenues, net for the three months ended September 30, 2020, increased by $86.0 million, or 98%, compared to the three months ended September 30, 2019 primarily due to an increase of $614.6 million in GMV on our platform from $861.3 million during the three months ended September 30, 2019 to $1,475.9 million during the three months ended September 30, 2020. This increase in GMV was driven by the strong network effects of the expansion of our active merchant base from approximately 3,600 at September 30, 2019 to approximately 6,500 at September 30, 2020 and organic growth in both active consumers from 2.4 million to 3.9 million and average transactions per consumer from 2.0 to 2.2, each during the three months ended September 30, 2019, and 2020, respectively.
Merchant network revenue increased by $56.9 million, or 156%, compared to the three months ended September 30, 2019. This increase was primarily due to a 71% increase in GMV on our platform, compared to the same period in the prior fiscal year, as well as a higher proportion of transactions that earn a higher merchant fee as a percentage of GMV, such as 0% APR loans. For the three months ended September 30, 2020, merchant network revenue as a percentage of GMV increased compared with the three months ended September 30, 2019, from 4.2% to 6.3%. For the three months ended September 30, 2020, 0% APR loans accounted for 46% of our total GMV, compared to 31% for the three months ended September 30, 2019. For the three months ended September 30, 2020, loans with a term length greater than 12 months accounted for 40% of GMV, compared with 24% for the three months ended September 30, 2019.
Virtual card network revenue increased by $2.4 million, or 65%, compared to the three months ended September 30, 2019. This increase was driven by an increase in GMV processed through our issuer processor due to increased activity on our virtual card-enabled mobile app as well as growth in existing and new merchants on our virtual card platform. Additionally, we entered into a partnership agreement with a payment processor in August 2019 for the use of its branded cards on our virtual card platform in exchange for volume-based incentive payments, which yielded $0.4 million of incremental revenue on virtual card transactions during the three months ended September 30, 2020, compared to less than $0.1 million during the same three month period in the prior year as the program was just beginning.
Interest income increased by $14.1 million, or 35%, compared to the three months ended September 30, 2019. Generally, interest income is correlated with the changes in the average balance of loans held for investment as we recognize interest on loans held for investment using the effective interest method over the life of the loan. During the same period, the average balance of loans held for investment increased by 59%, from $772.0 million during the three months ended September 30, 2019 to $1,224.2 million during the three months ended September 30, 2020. As an annualized percentage of average loans held for investment, total interest income decreased from approximately 21% to 18%. This decrease was driven by an increase in the amount of 0% APR loans being held on our balance sheet as a percentage of the total loans held for investment, which averaged 27% during the three months ended September 30, 2019, compared to 45% during the three months ended September 30, 2020. The shift was largely due to strong volume of longer-term 0% APR loans. While we do recognize interest income on 0% APR loans via the amortization of the loan discount, this is generally earned at a lower rate than consumer interest on interest-bearing loans.

Gain (loss) on sales of loans increased by $10.7 million, or 187%, compared to the three months ended September 30, 2019. This increase was primarily due to more favorable loan sale pricing terms and increased loan sale volume, as the percentage of loan sales to third-party loan owners when compared to loans retained on balance sheet remained relatively consistent between the two periods.
Servicing income increased by $2.0 million, or 98%, compared to the three months ended September 30, 2019. This increase was primarily due to an increase in the average unpaid principal balance of loans owned by third-party loan owners and increases in negotiated servicing rates with new and existing loan buyers over the past year.
Loss on Loan Purchase Commitment
	Three Months Ended September 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Loss on loan purchase commitment	$19,961	$65,868	$45,907	230%
Percentage of total revenue, net	23%	38%
Loss on loan purchase commitment increased by $45.9 million, or 230%, compared to the three months ended September 30, 2019. This increase was due to a significant increase in the volume of loans purchased above fair market value, primarily as a result of an increase in purchases of 0% APR loans from our originating bank partner during the period. During the three months ended September 30, 2020, we purchased $1,524.1 million of loan receivables in total from our originating bank partner, representing an increase of $623.7 million, or 69%, compared to the three months ended September 30, 2019.
Provision for Credit Losses
	Three Months Ended September 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Provision for credit losses	$24,844	$40,267	$15,423	62%
Percentage of total revenue, net	28%	23%
The provision for credit losses represents the amount of expense required to maintain the allowance of credit losses on our balance sheet which represents management’s estimate of future losses. The provision is determined by the change in estimates for future losses and the net charge offs incurred in the period.
The allowance for credit losses increased by 62%, compared to the three months ended September 30, 2019, while the balance of loans held for investment increased 75%, compared to the prior period. Provision for credit losses increased by $15.4 million, or 62%, compared to the three months ended September 30, 2019. The smaller increase in the provision for credit losses as compared to the respective increases in the allowance for credit losses and loans held for investment was driven by lower credit losses and improved credit quality of the portfolio.
Funding Costs
	Three Months Ended September 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Funding costs	$8,128	$10,352	$2,224	27%
Percentage of total revenue, net	9%	6%
Funding costs increased by $2.2 million, or 27%, compared to the three months ended September 30, 2019. This increase was due to an increase in average funding debt offset by lower average market interest rates. The balance of funding debt and notes issued by securitization trusts increased by $580.7 million combined, or 94%, from September 30, 2019 to September 30, 2020, whereas the average reference interest rate for the three months ended September 30, 2020 decreased by 93% compared with the three months ended September 30, 2019.
Processing and Servicing
	Three Months Ended September 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Processing and servicing	$9,695	$13,498	$3,803	39%
Percentage of total revenue, net	11%	8%
Processing and servicing expense increased by $3.8 million, or 39%, compared to the three months ended September 30, 2019. This increase was primarily due to a $1.4 million, or 48%, increase in third-party loan servicing and collections costs and a $1.4 million, or 30%, increase in payment processing fees due to increased servicing activity and payments volume.
Technology and Data Analytics
	Three Months Ended September 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Technology and data analytics	$25,368	$33,768	$8,400	33%
Percentage of total revenue, net	29%	19%
Technology and data analytics expense increased by $8.4 million, or 33%, compared to the three months ended September 30, 2019. This increase was primarily due to an $3.5 million, or 24%, increase in engineering, product, and data science headcount costs, net of capitalized costs for internally developed software to continue to support our growth and product development initiatives. Additionally, there was a $3.2 million, or 92%, increase in data infrastructure and hosting costs due to higher transaction and application volume, whereas we only saw a $0.1 million, or 3%, increase in underwriting data provider costs due to cost improvements achieved as a result of contract renegotiations.
Sales and Marketing
	Three Months Ended September 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$5,219	$22,582	$17,363	333%
Percentage of total revenue, net	6%	13%
Sales and marketing expense increased by $17.4 million, or 333%, compared to the three months ended September 30, 2019. This increase was primarily due to $14.3 million of expense associated with the amortization of an asset associated with our commercial agreement with Shopify Inc., which was executed in July 2020. This asset represents the probable future economic benefit to be realized over the four-year expected benefit period and is valued based on the fair value of the warrants granted to Shopify Inc. under such commercial agreement at the grant date. This value is amortized on a straight-line basis over the four-year period. We recognized an asset of $67.6 million associated with the fair value of the portion of the warrants that vested as of September 30, 2020.

General and Administrative
	Three Months Ended September 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
General and administrative	$27,704	$32,266	$4,562	16%
Percentage of total revenue, net	32%	19%
General and administrative expenses increased by $4.6 million, or 16%, compared to the three months ended September 30, 2019. This increase was primarily due to an increase of $2.9 million, or 19%, in personnel costs as a result of increased headcount as we grew our finance, legal, operations, and administrative organizations. Additionally, professional fees increased by $1.2 million, or 30%, during the period to support our international expansion and regulatory compliance programs.
Other Income (Expense), net
	Three Months Ended September 30,
	2019	2020	Change	% Change
	(in thousands)
Other income (expense), net	$2,273	$29,445	$27,172	1,195%
Percentage of total revenue, net	3%	17%
For the three months ended September 30, 2020, other income (expense), net was primarily comprised of a gain of $30.1 million recognized upon the conversion of convertible notes into shares of Series G-1 preferred stock. The conversion was accounted for as a debt extinguishment and this gain represented the difference between the carrying value of the debt at the time of extinguishment and the allocated proceeds.
For the three months ended September 30, 2019, other income (expense), net was primarily comprised of interest earned on money market funds of $1.7 million and gains on our constant maturity swaps of $0.4 million.
Net Loss
For the three months ended September 30, 2020, net loss decreased to $15.3 million from $30.8 million for the three months ended September 30, 2019. The decrease in net loss was primarily due to the gain recognized upon the conversion of convertible notes into Series G-1 preferred stock, partially offset by amortization of our Shopify Inc. commercial agreement asset.
Stock-based compensation expense amounted to $9.3 million and $7.2 million for the three months ended September 30, 2019 and 2020, respectively, of which $8.4 million and $6.2 million, respectively, was recorded within operating expenses on our consolidated statement of operations. The remaining stock- based compensation expense of $0.9 million and $1.0 million was capitalized as part of property, equipment and software, net on our consolidated balance sheet.

Comparison of Years Ended June 30, 2019 and 2020
Total Revenues, net
	Fiscal Year Ended June 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Merchant network revenue	$132,363	$256,752	$124,389	94%
Virtual card network revenue	7,911	19,340	11,429	144%
Interest income	119,404	186,730	67,326	56%
Gain (loss) on sales of loans	(440)	31,907	32,347	n/a
Servicing income	5,129	14,799	9,670	189%
Total revenues, net	$264,367	$509,528	$245,161	93%
Total revenues, net for the fiscal year ended June 30, 2020, increased by $245.2 million, or 93%, compared to the fiscal year ended June 30, 2019 primarily due to an increase of $2,017.2 million in GMV on our platform from $2,620.1 million during the fiscal year ended June 30, 2019 to $4,637.2 million during the fiscal year ended June 30, 2020. This increase in GMV was driven by the strong network effects of the expansion of our active merchant base from approximately 3,000 at June 30, 2019 to approximately 5,600 at June 30, 2020 and organic growth in both active consumers from 2.0 million to 3.6 million and average transactions per consumer from 2.0 to 2.1, each during the fiscal years ended June 30, 2019, and 2020, respectively.
Merchant network revenue increased by $124.4 million, or 94%, compared to the fiscal year ended June 30, 2019. This increase was primarily due to a 77% increase in GMV on our platform, compared to the prior fiscal year, as well as a higher proportion of transactions that earn a higher merchant fee as a percentage of GMV. For the year ended June 30, 2020, merchant network revenue as a percentage of GMV increased compared with the year ended June 30, 2019, from 5.1% to 5.5%. For the year ended June 30, 2020, 0% APR loans accounted for 43% of our total GMV, compared to 33% for the year ended June 30, 2019. For the year ended June 30, 2020, loans with a term length greater than 12 months accounted for 34% of GMV, compared with 27% for the year ended June 30, 2019.
Virtual card network revenue increased by $11.4 million, or 144%, compared to the fiscal year ended June 30, 2019. This increase was primarily driven by a $434.2 million, or 84%, increase in GMV processed through our issuer processor, due to increased activity on our virtual card-enabled mobile app as well as our virtual card platform. Additionally, we entered into a partnership agreement with a payment processor in August 2019 for the use of its branded cards on our virtual card platform in exchange for volume-based incentive payments, which yielded $0.9 million of incremental revenue on virtual card transactions.
Interest income increased by $67.3 million, or 56%, compared to the fiscal year ended June 30, 2019. Generally, interest income is strongly correlated with the changes in the average balance of loans held for investment as we recognize interest on loans held for investment using the effective interest method over the life of the loan. During the same period, the average balance of loans held for investment increased by 57%, from $562.6 million during the fiscal year ended June 30, 2019 to $884.9 million during the fiscal year ended June 30, 2020. As a percentage of average loans held for investment, total interest income remained at 21% for both periods.
This comparison also holds true for the components of interest income, primarily interest income on unpaid principal balances, which increased $59.6 million, or 57%. As a percentage of average loans held for investment, interest income on unpaid principal balances remained at 18% for both the fiscal years ended June 30, 2019 and 2020. Similarly, the amortization of discounts on loans held for investment increased by $13.4 million, or 61%, between the two fiscal years. As a percentage of average loans held for investment, this amount remained constant at 4% between the two fiscal years.
Gain (loss) on sales of loans increased by $32.3 million compared to the fiscal year ended June 30, 2019. During the fiscal year ended June 30, 2019, we incurred losses on sales of loans of $0.4 million, whereas during the fiscal year ended June 30, 2020, we earned gains on the sales of loans of $31.9 million. This change was due to more favorable loan sale pricing terms, as well as an increase in the percentage of loan sales to third-party loan owners when compared to loans retained on our balance sheet. During the year ended June 30, 2020, we sold loans with an aggregate principal balance of approximately $2,648.3 million, up 161% from the prior year.
Servicing income increased by $9.7 million, or 189%, compared to the fiscal year ended June 30, 2019. This increase was primarily due to an increase in the average unpaid principal balance of loans owned by third-party loan owners and increases in negotiated servicing rates with new and existing third-party loan owners.
Loss on Loan Purchase Commitment
	Fiscal Year Ended June 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Loss on loan purchase commitment	$73,383	$161,452	$88,069	120%
Percentage of total revenue, net	28%	32%
Loss on loan purchase commitment increased by $88.1 million, or 120%, compared to the fiscal year ended June 30, 2019. This increase was due to an increase in the volume of loans purchased above fair market value, primarily as a result of an increase in purchases of 0% APR loans, from our originating bank partner during the fiscal year. During the year ended June 30, 2020, we purchased $4,726.5 million of loan receivables in total from our originating bank partner, representing an increase of $1,981.7 million, or 72%, compared to the fiscal year ended June 30, 2019.
Provision for Credit Losses
	Fiscal Year Ended June 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Provision for credit losses	$78,025	$105,067	$27,042	35%
Percentage of total revenue, net	30%	21%
The provision for credit losses represents the amount of expense required to maintain the allowance of credit losses on our balance sheet which represents management’s estimate of future losses. The provision is determined by the change in estimates for future losses and the net charge offs incurred in the period.
The allowance for credit losses increased by 44%, compared to the year ended June 30, 2019, while the balance of loans held for investment increased 41%, compared to the prior period. Provision for credit losses increased by $27.0 million, or 35%, compared to the fiscal year ended June 30, 2019. The smaller increase in the provision for credit losses as compared to the respective increases in the allowance for credit losses and loans held for investment was driven by lower credit losses as compared to the expectation at the beginning of the period. This was partially offset by higher future expected losses on loans held for investment due to worsened economic outlook as a result of COVID-19.
Funding Costs
	Fiscal Year Ended June 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Funding Costs	$25,895	$32,316	$6,421	25%
Percentage of total revenue, net	10%	6%

Funding costs increased by $6.4 million, or 25% compared to the fiscal year ended June 30, 2019. This increase was due to an increase in average funding debt offset by lower average market interest rates. The balance of funding debt increased by $248.7 million, or 44%, from the prior period, whereas the average reference interest rate decreased by 39% during the same period.
Processing and Servicing
	Fiscal Year Ended June 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Processing and Servicing	$32,669	$49,831	$17,162	53%
Percentage of total revenue, net	12%	10%
Processing and servicing expense increased by $17.2 million, or 53%, compared to the fiscal year ended June 30, 2019. This increase was due to an $8.1 million, or 68%, increase in third-party loan servicing and collections costs and a $7.5 million increase in payment processing fees due to increased servicing activity and payments volume.
Technology and Data Analytics
	Fiscal Year Ended June 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Technology and data analytics	$76,071	$122,378	$46,307	61%
Percentage of total revenue, net	29%	24%
Technology and data analytics expense increased by $46.3 million, or 61%, compared to the fiscal year ended June 30, 2019. This increase was primarily due to an $18.5 million, or 39%, increase in engineering, product, and data science headcount costs, net of capitalized costs for internally developed software and to continue to support our growth and product development initiatives. Additionally, there was a $14.1 million, or 140%, increase in data infrastructure and hosting costs, and a $6.7 million, or 70%, increase in underwriting data provider costs due to higher transaction and application volume.
Sales and Marketing
	Fiscal Year Ended June 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$16,863	$25,044	$8,181	49%
Percentage of total revenue, net	6%	5%
Sales and marketing expense increased by $8.2 million, or 49%, compared to the fiscal year ended June 30, 2019. This increase was primarily due to increased sales and marketing headcount to support our growth and expansion into new product markets, resulting in an increase of $4.9 million, or 42%, in costs. Additionally, marketing directed towards growing our merchant base and supporting existing merchants increased by $1.1 million, or 66%.

General and Administrative
	Fiscal Year Ended June 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
General and administrative	$88,902	$121,230	$32,328	36%
Percentage of total revenue, net	34%	24%
General and administrative expenses increased by $32.3 million, or 36%, compared to the fiscal year ended June 30, 2019. This increase was primarily due to an increase of $11.2 million, or 20%, in personnel costs and a $3.5 million, or 61%, increase of related occupancy expenses as a result of increased headcount as we grew our finance, legal, operations, and administrative organizations. Additionally, professional fees increased by $4.3 million, or 54%, during the period to support our international expansion and regulatory compliance programs.
Other Income (Expense), net
	Fiscal Year Ended June 30,
	2019	2020	Change	% Change
	(in thousands, except percentages)
Other income (expense), net	$7,022	$(4,432)	$(11,454)	(163)%
Percentage of total revenue, net	3%	(1)%
For the fiscal year ended June 30, 2020, other income (expense), net was primarily comprised of interest earned on money market funds of $3.9 million, offset by losses on our constant maturity swaps and bifurcated derivative liabilities of $7.9 million. For the fiscal year ended June 30, 2019, other income (expense), net was primarily comprised of interest earned on money market funds of $4.0 million and other non-operating income resulting from the release of a tax liability of $3.3 million.
Net Loss
For the fiscal year ended June 30, 2020, net loss decreased to $112.6 million from $120.5 million for the fiscal year ended June 30, 2019, while contribution profit, a non-GAAP measure, increased to approximately $180.5 million from approximately $64.9 million over the same period. The decrease in net loss was attributable to the increase in merchant network revenue and interest income more than offsetting the increase in provision for credit losses, general administrative expenses, loss on loan purchase commitment, technology and data analytics, funding costs, processing and servicing, and sales and marketing.
Stock-based compensation expense amounted to $43.8 million and $33.0 million for the fiscal years ended June 30, 2019 and 2020, respectively, of which $40.9 million and $30.1 million, respectively, was recorded within operating expenses on our consolidated statement of operations. The remaining stock-based compensation expense of $2.8 million and $2.9 million was capitalized as part of property, equipment and software, net on our consolidated balance sheet.
Quarterly Results of Operations and Other Data
The following tables set forth our selected unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our total revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments, which consist only of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. Totals may not foot due to rounding.

	Three Months Ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(in thousands) (unaudited)
Revenue
Merchant network revenue	$23,267	$39,857	$36,256	$32,983	$36,389	$67,764	$67,350	$85,249	$93,265
Virtual card network revenue	1,454	1,596	1,943	2,918	3,601	7,110	5,930	2,699	5,958
Interest income	24,428	27,410	31,966	35,600	40,168	45,073	52,372	49,117	54,237
Gain (loss) on sales of loans	2,094	(191)	1,493	(3,836)	5,725	4,738	9,866	11,578	16,434
Servicing income	740	980	1,468	1,941	2,064	5,291	2,755	4,689	4,084
Total revenues, net	$51,983	$69,952	$73,126	$69,606	$87,947	$129,976	$138,273	$153,332	$173,978
Operating expenses(1)
Loss on loan purchase Commitment	$11,975	$22,646	$20,576	$18,186	$19,961	$42,661	$43,519	$55,311	$65,868
Provision for credit losses	19,805	24,872	16,508	16,840	24,844	30,178	82,216	(32,171)	40,267
Funding costs	4,766	6,127	7,342	7,660	8,128	8,167	8,204	7,817	10,352
Processing and servicing	6,758	8,778	8,315	8,818	9,695	11,652	13,678	14,806	13,498
Technology and data Analytics	15,677	21,256	17,643	21,495	25,368	31,612	33,654	31,744	33,768
Sales and marketing	4,249	3,372	4,117	5,125	5,219	7,651	7,108	5,066	22,582
General and administrative	15,783	22,018	18,924	32,177	27,704	30,688	31,399	31,439	32,266
Total operating expenses	$79,013	$109,069	$93,425	$110,301	$120,919	$162,609	$219,778	$114,012	$218,601
Operating income (loss)	$(27,030)	$(39,417)	$(20,299)	$(40,695)	$(32,972)	$(32,633)	$(81,505)	$39,320	$(44,623)
Other income (expense), net	1,115	963	610	4,334	2,273	1,730	(4,022)	(4,413)	29,445
Income (loss) before income taxes	$(25,915)	$(38,454)	$(19,689)	$(36,361)	$(30,699)	$(30,903)	$(85,527)	$34,907	$(15,178)
Income tax expense	(9)	(9)	(9)	(9)	(96)	(93)	(93)	(94)	(97)
Net income (loss)	$(25,924)	$(38,463)	$(19,698)	$(36,370)	$(30,795)	$(30,996)	$(85,620)	$34,813	$(15,275)

(1)
Includes stock-based compensation as follows:

	Three Months Ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(in thousands) (unaudited)
Processing and servicing	$20	$41	$20	$51	$(5)	$32	$27	$28	$26
Technology and data analytics	2,812	6,441	1,915	2,745	3,327	3,610	3,360	1,988	2,213
Sales and marketing	2,021	599	560	999	1,291	963	918	868	760
General and administrative	2,737	6,016	2,607	11,287	3,812	3,689	3,665	2,496	3,204
Total stock-based compensation in operating expenses	$7,590	$13,097	$5,102	$15,082	$8,425	$8,294	$7,970	$5,380	$6,203
Stock-based compensation during the quarters ended September 30, 2018 and December 31, 2019 included compensation expense of $2.8 million and $6.9 million, respectively, relating to secondary sales of common stock by certain eligible employees, non-employees, and directors. The following table presents each line item as a percentage of our total revenue for each quarter presented:
	Three Months Ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Revenue
Merchant network revenue	45%	57%	50%	47%	41%	52%	49%	56%	54%
Virtual card network revenue	3	2	3	4	4	5	4	2	3
Interest income	47	39	44	51	46	35	38	32	31
Gain (loss) on sales of loans	4	—	2	(6)	7	4	7	8	9
Servicing income	1	2	1	4	2	4	2	2	3
Total revenues, net	100	100	100	100	100	100	100	100	100
Operating expenses
Loss on loan purchase Commitment	23	33	28	26	23	33	31	36	38
Provision for credit losses	38	36	23	24	28	23	59	(21)	23
Funding costs	9	9	10	11	9	6	6	5	6
Processing and servicing	13	13	11	13	11	9	10	10	8
Technology and data Analytics	30	31	24	31	29	24	24	21	19
Sales and marketing	8	5	6	7	6	6	5	3	13
General and administrative	30	32	26	46	32	24	23	21	19
Total operating expenses	151	159	128	158	138	125	158	75	126
Operating income (loss)	(51)	(59)	(28)	(58)	(38)	(25)	(58)	25	(26)
Other income (expense), net	2	1	1	6	3	1	(3)	(3)	17
Income (loss) before income taxes	(49)	(58)	(27)	(52)	(35)	(24)	(61)	22	(9)
Income tax expense	—	—	—	—	—	—	—	—	—
Net income (loss)	(49)%	(58)%	(27)%	(52)%	(35)%	(24)%	(61)%	22%	(9)%

The following table sets forth some of the key operating metrics and non-GAAP financial measures we use to evaluate our business for each of the periods indicated:
	Three Months Ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(in thousands, except percent data) (unaudited)
Gross Merchandise Volume (GMV)	$474,342	$669,652	$694,361	$781,704	$861,306	$1,341,584	$1,231,484	$1,202,846	$1,475,929
Contribution profit	$10,961	$12,428	$22,121	$19,435	$25,192	$41,488	$(7,542)	$121,341	$79,094
Contribution profit as a percentage of GMV	2.3%	1.9%	3.2%	2.5%	2.9%	3.1%	(0.6)%	10.1%	5.4%

The following table presents a reconciliation of operating income (loss) to contribution profit for each of the periods indicated. For important information regarding our presentation of contribution profit, see “Selected Consolidated Financial and Other Data — Key Operating Metrics and Non-GAAP Financial Measures” above:
	Three Months Ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(in thousands, except percent data) (unaudited)
Operating income (loss)	$(27,030)	$(39,417)	$(20,299)	$(40,695)	$(32,972)	$(32,633)	$(81,505)	$39,320	(44,623)
Add back: Technology and data analytics	15,677	21,256	17,643	21,495	25,368	31,612	33,654	31,744	33,768
Add back: Sales and marketing	4,249	3,372	4,117	5,125	5,219	7,651	7,108	5,066	22,582
Add back: General and administrative	15,783	22,018	18,924	32,177	27,704	30,688	31,399	31,439	32,266
Add back: Loss on loan purchase commitment	11,975	22,646	20,576	18,186	19,961	42,661	43,519	55,311	65,868
Less: Amortization of discount	(3,809)	(4,926)	(6,347)	(6,751)	(7,406)	(8,323)	(9,175)	(10,347)	(14,770)
Less: Unamortized discount released on loans sold	(5,884)	(12,521)	(12,493)	(10,102)	(12,682)	(30,168)	(32,542)	(31,192)	(15,997)
Contribution profit	$10,961	$12,428	$22,121	$19,435	$25,192	$41,488	$(7,542)	$121,341	$79,094
GMV	$474,342	$669,652	$694,361	$781,704	$861,306	$1,341,584	$1,231,484	$1,202,846	$1,475,929
Contribution profit as a percentage of GMV	2.3%	1.9%	3.2%	2.5%	2.9%	3.1%	(0.6)%	10.1%	5.4%

Quarterly Revenue Trends
Total revenues have generally increased sequentially in each of the periods presented, other than the fourth fiscal quarter of 2019, due to the continued growth in GMV, increase in active consumers, and expansion of our merchant network. We generally experience seasonality in our business in terms of changes in GMV in accordance with retail and e-commerce trends. We typically see increased revenues in the second fiscal quarter of each year as a result of the increased GMV occurring as a part of the holiday shopping season, which is most evident in merchant network revenues as these are recognized when the terms of the executed merchant agreement have been fulfilled and the merchant successfully confirms the transaction. We believe that this seasonality has affected and will continue to affect our quarterly results; however, to date its effect may have been masked by our rapid growth.
Since we recognize interest income on loans held for investment over the term of the loan, a substantial portion of the revenue we report in each period is attributable to loans created via transactions occurring in prior periods. Consequently, increases or decreases in GMV in one period may not be immediately reflected in our revenue for that period and may positively or negatively affect our revenue in future periods. This effect is lessened by the relatively short duration of loans held for investment but may be increased by shifts in the relative proportion of loans held for investment compared to loans sold to third-party loan buyers.
Quarterly Operating Expense Trends
Operating expenses generally have increased sequentially in each of the periods presented, other than the third fiscal quarter of 2019 and fourth fiscal quarter of 2020. Quarterly increases in operating expenses are primarily due to increased costs of operations as our GMV and total platform portfolio have grown and due to increased investments in headcount and other related expenses to support our growth. We expect headcount to continue to increase given our focus on growth and expansion.
The provision for credit losses represents the amount of expense required to maintain the allowance of credit losses on our balance sheet which represents management’s estimate of future losses. The provision is determined by the change in estimates for future losses and the net charge offs incurred in the period. Our provision for losses has generally grown in line with the increase in loans held for investment, with the exception of the third and fourth fiscal quarters of 2020. In March 2020, at the onset of the COVID-19 pandemic, we increased our allowance for loan losses significantly after factoring in updated loss multiples using macroeconomic data to reflect stressed expected loss scenarios emerging from forecasted delinquencies and defaults. This resulted in a significant increase in provision for credit losses during the period. However, during the succeeding quarter ended June 30, 2020, we saw stronger than expected repayment history in the portfolio resulting in a decrease in these stressed loss multiples and release of the allowance and therefore a significant decrease in operating expenses. Should similar macroeconomic or other factors arise that change our loss expectations, we may increase or decrease the allowance.
Liquidity and Capital Resources
Sources and Uses of Funds
We have incurred losses since our inception, accumulating a deficit of $447.2 million and $462.4 million as of June 30, 2020 and September 30, 2020, respectively. We have financed the majority of our operating and capital needs through the private sales of equity securities, borrowings from debt facilities and convertible debt, third-party loan sale arrangements, and cash flows from operations.
As of September 30, 2020, our principal sources of liquidity were cash and cash equivalents, available capacity from revolving debt facilities and off-balance sheet loan sale arrangements, and cash flow from operations. We believe that our existing cash balances, available capacity under our revolving debt facilities and off-balance sheet loan sale arrangements, and cash from operations, are sufficient to meet both our existing operating, working capital, and capital expenditure requirements and our currently planned growth for at least the next 12 months. These on- and off-balance sheet facilities provide funding subject to various constraining limits on the financed portfolios. These limits are generally tied to loan-level attributes such as loan term, credit quality, and interest rate, as well as borrower- and merchant-level attributes.
In September and October 2020, we issued an aggregate of 21,836,687 shares of Series G preferred stock for aggregate cash proceeds of $435.1 million.
Based on our current level of operations and available cash, we believe our sources of liquidity, together with the proceeds of this offering, will provide sufficient liquidity over at least the next 12 months. We cannot provide assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available to us or from other sources in an amount sufficient to enable us to fund our liquidity needs. Our ability to do so depends on prevailing economic conditions and other factors, many of which are beyond our control.
Cash and Cash Equivalents
At September 30, 2020, we had approximately $684.4 million of cash to fund our future operations compared to approximately $292.0 million at September 30, 2019. Our cash and cash equivalents were held primarily for continued investment in our business, for working capital purposes, and to fund a portion of our lending activities. Our policy is to invest cash in excess of our immediate working capital requirements in short-term investments and deposit accounts to preserve the principal balance and maintain adequate liquidity.
Restricted Cash
Restricted cash consists primarily of: (i) deposits restricted by standby letters of credit for office leases; (ii) funds held in accounts as collateral for an originating bank partner; and (iii) servicing funds held in accounts contractually restricted by agreements with warehouse credit facilities and third-party loan owners. We have no ability to draw on such funds as long as they remain restricted under the applicable arrangements. Our policy is to invest restricted cash held in debt facility related accounts and cash deposited as collateral for leases in investments designed to preserve the principal balance and provide liquidity. Accordingly, such cash is invested primarily in money market instruments that offer daily purchase and redemption and provide competitive returns consistent with our policies and market conditions.
Funding Debt
Through trusts, we entered into warehouse credit facilities with certain lenders to finance our purchases of loans and to pay fees and expenses related to the applicable facilities. These trusts are consolidated variable interest entities (“VIE”) and each trust entered into a credit agreement and security agreement with a commercial bank as administrative agent and a national banking association as collateral trustee and paying agent. Borrowings under these agreements are referred to as funding debt. These credit agreements contain operating covenants, including limitations on the incurrence of certain indebtedness and liens, restrictions on certain intercompany transactions, and limitations on the amount of dividends and stock repurchases. Our funding debt facilities include concentration limits for various loan characteristics including credit quality, product mix, geography, and merchant concentration. As of September 30, 2020, we were in compliance with all applicable covenants in the agreements. Refer to Note 11. Funding Debt in the notes to the consolidated financial statements included elsewhere in this prospectus for additional information.
The following table summarizes our funding debt facilities as of September 30, 2020:
Maturity Fiscal Year	Borrowing Capacity	Principal Outstanding
	(in thousands)
2021	$—	$—
2022	300,000	139,508
2023	875,000	536,560
2024	—	—
2025	—	—
2026	250,000	31,894
Total	$1,425,000	$707,962
These revolving facilities mature between 2022 and 2026, and subject to covenant compliance generally permit borrowings up to 12 months prior to the final maturity date. Borrowings under these facilities generally occur multiple times per week, and generally coincide with purchases of loans from our originating bank partner. We manage liquidity by accessing diversified pools of capital and avoid concentration with any single counterparty; we are diversified across different types of investors including investment banks, asset managers, and insurance companies.
Borrowings under these facilities bear interest at an annual benchmark rate of LIBOR or at an alternative commercial paper rate (which is either (i) the per annum rate equivalent to the weighted-average of the per annum rates at which all commercial paper notes were issued by certain lenders to fund advances or maintain loans, or (ii) the daily weighted-average of LIBOR, as set forth in the applicable credit agreement), plus a spread ranging from 1.75% to 5.50%. Interest is payable monthly. In addition, these agreements require payment of a monthly unused commitment fee ranging from 0.20% to 0.75% per annum on the undrawn portion available.
Convertible Debt
On April 29, 2020, we entered into a note purchase agreement with various investors and issued convertible notes in an aggregate amount of $75.0 million with a maturity date of April 29, 2021 and bearing interest at a rate of 1.00% per annum.
Subsequent to the end of the fiscal year ended June 30, 2020, on September 11, 2020, as part of our Series G equity financing round, the convertible notes issued in April 2020 were fully converted into 4,444,321 shares of Series G-1 preferred stock.

Securitizations
Subsequent to the end of the fiscal year ended June 30, 2020, on July 1, 2020, we issued a term securitization in a private placement to various investors consisting of a single tranche in the amount of $150 million of notes with a final maturity date of October 15, 2024 through Affirm Asset Securitization Trust 2020-Z1 (the “Z1 Trust”). Payments on the notes will be made primarily from collections on a pool of non-interest bearing point-of-sale unsecured consumer loans that the Z1 Trust purchased from Affirm, Inc. The notes bear interest at a rate of 3.46% per annum. Subject to covenant compliance, we may purchase the remaining collateral in the transaction once the outstanding note balance reaches $15 million. On July 8, 2020, we contributed $169.8 million of loan receivables to the securitization.
On August 5, 2020, we issued a revolving securitization facility in a private placement to various investors, consisting of three tranches of notes issued in an aggregate amount of $368.3 million, all with a maturity date of February 18, 2025, through Affirm Asset Securitization Trust 2020-A (the “A1 Trust”). Payments on the notes will be made by a revolving pool of fixed-rate fully amortizing point-of-sale unsecured consumer loans originated by our originating bank partner or another third-party originator and sold to Affirm, Inc. or originated by Affirm, Inc., and sold to the A1 Trust. During the revolving period, ending January 31, 2022, the securitization allows us to maintain a predetermined balance of collateral by adding new receivables as those already in the facility pay down or amortize. The notes, collectively, bear interest at rates ranging from 2.10% to 6.23% per annum. During the revolving period, and subject to covenant compliance, we are permitted to use available funds on hand in the facility to purchase new loans. In addition, the transaction may be upsized at our option up to an aggregate note amount of $748.9 million and is subject to our optional redemption on February 15, 2022. We contributed $404.6 million of loan receivables to the securitization.
For both of the Z1 Trust and the A1 Trust, we retain horizontal residual interests equal to or in excess of 5% of the respective transaction fair values to comply with risk retention as required by applicable law.
On October 13, 2020, we issued a term securitization in a private placement to various investors consisting of a single tranche in the amount of $375 million of notes with a final maturity date of January 15, 2025 through Affirm Asset Securitization Trust 2020-Z2 (the “Z2 Trust”). Payments on the notes will be made primarily from collections on a pool of non-interest bearing point-of-sale unsecured consumer loans that the Z2 Trust, a consolidated subsidiary, purchased from Affirm, Inc. The notes bear interest at a rate of 1.90% per annum. On October 22, 2020, we contributed $413.5 million of loan receivables to the securitization.
On October 22, 2020, pursuant to rights in the executed loan sale agreement, one of our third-party loan buyers contributed $27.8 million of loan receivables to the securitization through the Z2 Trust. We retained 93.4% of the residual certificates issued by the Z2 Trust. The remaining residual certificates and all the risk retention interest is held by the third-party investor. In addition to the retained residual certificates, our continued involvement includes loan servicing responsibilities over the life of the underlying loans.
Cash Flows
The following table summarizes our cash flows for the fiscal years presented:
	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands)
Net cash used in operating activities	$(87,649)	$(71,302)	$(18,529)	$(2,304)
Net cash used in investing activities	(353,728)	(253,073)	(67,992)	(357,761)
Net cash provided by financing activities(1)	561,648	294,732	62,670	817,811
Net increase (decrease) in cash, cash equivalents and restricted cash	$120,271	$(29,643)	$(23,851)	$457,746

(1)
Amounts include net cash provided by issuance of redeemable convertible preferred stock and convertible debt as follows:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands)
Proceeds from issuance of redeemable convertible preferred stock, net of repurchases and issuance costs	$288,585	$(7,110)	$15,484	$434,434
Proceeds from issuance of common stock, net of repurchases	3,844	(16,121)	(122)	1,157
Proceeds from issuance of convertible debt	—	75,000	—	—
Net cash provided by equity-related financing activities	$292,429	$51,769	$15,362	$435,591
Net cash provided by debt-related financing activities	269,219	242,963	47,308	382,220
Net cash provided by financing activities	$561,648	$294,732	$62,670	$817,811
Operating Activities
Our largest sources of operating cash are fees charged to merchant partners on transactions processed through our platform and interest income from consumers’ loans. Our primary uses of cash from operating activities are for general and administrative, technology and data analytics, funding costs, processing and servicing, and sales and marketing expenses.
Cash used in operating activities for the three months ended September 30, 2020 was $2.3 million, a decrease of $16.2 million from $18.5 million for the three months ended September 30, 2019. This reflects our net loss of $15.3 million, adjusted for non-cash charges of $8.3 million, net cash outflows of $8.0 million from the purchase and sale of loans held for sale, and net cash inflows of $12.6 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of: provision for losses, which increased by $15.4 million or 62% due to a combination of continued growth in the allowance for credit losses partially offset by lower than expected actual losses; gain on sales of loans, which increased by $10.7 million from $5.7 million in the first quarter of the prior year due to the introduction of new third-party loan buyers and improved loan sale economics on existing relationships since the first quarter of the prior fiscal year; and amortization of premiums and discounts, which increased by $4.8 million or 76% due to increased amortization of discounts related to loans purchased from our originating bank partner at a price above fair market value. Additionally, within non-cash charges we recognized a gain of $30.1 million resulting from the conversion of the convertible notes into shares of Series G-1 redeemable convertible preferred stock in September 2020. This gain represented the difference between the carrying value of the debt at the time of extinguishment and the allocated proceeds. Additionally, we incurred a $14.3 million amortization expense associated with our Shopify Inc. commercial agreement. Neither of these non-cash charges was earned of incurred during the first quarter of the prior fiscal year. Combined, these net cash outflows were largely offset by decreases in operating assets and increases in operating liabilities resulting in a cash inflow of $12.6 million compared to a cash outflow of $0.7 million in the first quarter of the prior fiscal year. This shift was largely due to a significant increase in accounts payable during the three months ended September 30, 2020, as the result of both generally increased operating expenses as well as negotiated extended payment terms as we continue to focus on cash efficiencies.
Cash used in operating activities for the fiscal year ended June 30, 2020 was $71.3 million, a decrease of $16.3 million from $87.6 million for the year ended June 30, 2019. This reflects our net loss of $112.6 million, adjusted for non-cash charges of $89.9 million and net cash inflows of $31.0 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of provision for losses, which increased by $27.0 million or 35% due to a combination of growth in the allowance for credit losses, partially offset by lower than expected actual losses; gain on sales of loans, which increased by $32.3 million from a loss in the prior year, due to the introduction of new third-party loan buyers and improved loan sale economics on existing relationships; and amortization of premiums and discounts, which increased by $8.2 million or 43% due to increased loans purchased from our originating bank partner at a price above fair market value. In addition, we incurred net cash outflows of $79.5 million from our sales and purchases of loans held for sale during the fiscal year ended June 30, 2020, an increase of $34.1 million, or 75%, from $45.4 million during the year ended June 30, 2019. This increase was largely due to increased volume of loan sales of $1,634.5 million, or 161%, and a shift to 56% of loans purchased being sold to third-party loan purchasers compared to 37% in the prior year. These increased cash outflows were largely offset by decreases in operating assets and increases in operating liabilities resulting in a cash inflow of $31.0 million compared to a cash outflow of $20.7 million in the prior fiscal year. This shift was largely due to the release of a reserve requirement for our virtual card issuer-processor, in which approximately $29.0 million of cash was returned to us in January 2020. This reserve was included in other assets on our consolidated balance sheets prior to its release.
Investing Activities
Cash used in investing activities for the three months ended September 30, 2020 was $357.8 million, an increase of $289.8 million from $68.0 million during the three months ended September 30, 2019. The main driver of this was $1,177.8 million of purchases of loans, representing an increase of $619.5 million or 111% compared to the first quarter of the prior fiscal year, due partly to general growth in GMV but also due to the establishment of two new securitization trusts during the period in which we purchased loans and contributed approximately $578.4 million of loan receivables to the trusts, rather than selling to third-party loan buyers which would be classified as an operating activity on the statement of cash flows. This was partially offset by $749.1 million of repayments of loans, representing an increase of $311.5 million, or 71%, compared to the first quarter of the prior fiscal year, due to a higher average balance of loans held for investment and generally increasing credit quality of the portfolio resulting from credit tightening measures during the fourth quarter of the fiscal year ended June 30, 2020.
Cash used in investing activities for the fiscal year ended June 30, 2020 was $253.1 million, a decrease of $100.6 million from $353.7 million for the year ended June 30, 2019. The main drivers of this were $2,830.3 million in purchases of loans and $21.0 million in purchases of property, equipment, and software, partially offset by $2,294.8 million of cash generated from principal repayments of loans and $303.4 million in proceeds from the sale of loans.
For the fiscal year ended June 30, 2019, the main drivers of cash used in investing activities were $1,892.5 million in purchases of loans and $19.4 million in purchases of property, equipment, and software, partially offset by $1,412.9 million of cash generated from principal repayments of loans and $147.1 million in proceeds from the sale of loans.
Financing Activities
Cash provided by financing activities for the three months ended September 30, 2020 was $817.8 million, an increase of $755.1 million from $62.7 million during the three months ended September 30, 2019. A main driver of this was the issuance of Series G redeemable convertible preferred stock in September 2020 resulting in a net cash inflow of $434.4 million, net of issuance costs. Additionally, the issuance of notes by our newly formed securitization trusts during the three months ended September 30, 2020 resulted in net cash inflows of $503.5 million, net of in-period principal repayments. Both of these cash inflows represented new financing activities compared to the first quarter of the prior fiscal year but were partially offset by $116.6 million of net cash outflows from funding debt as principal repayments on debt exceeded proceeds from draws on these revolving credit facilities. This net cash outflow from funding debt was in contrast to a net cash inflow from funding debt of $47.3 million during the three months ended September 30, 2019. The shift between periods is largely due to the availability of new funding sources from our securitization trusts.
Cash provided by financing activities for the fiscal year ended June 30, 2020 was $294.7 million, a decrease from $561.6 million for the year ended June 30, 2019. The main drivers of this were $2,132.8 million in proceeds from funding debt, $75.0 million from the issuance of convertible debt, $15.5 million from the issuance of preferred stock, net of issuance costs, and $2.7 million from the issuance of common stock. This was partially offset by $1,882.2 million of principal repayments of funding debt, $22.6 million used to repurchase preferred stock, and $18.9 million used to repurchase common stock.

For the fiscal year ended June 30, 2019, the main drivers of cash provided by financing activities were $1,354.6 million in proceeds from funding debt, $303.1 million from the issuance of preferred stock, net of issuance costs, and $6.5 million from the issuance of common stock. This was partially offset by $1,080.5 million in principal repayments of funding debt, $14.5 million used to repurchase preferred stock, and $2.6 million used to repurchase common stock.
Liquidity and Capital Risks and Requirements
There are numerous risks to our financial results, liquidity, capital raising, and debt refinancing plans, some of which may not be quantified in our current liquidity forecasts. The principal factors that could impact our liquidity and capital needs are customer delinquencies and defaults, a prolonged inability to adequately access capital market funding, declines in loan purchases and therefore revenue, fluctuations in our financial performance, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products, and the continuing market adoption of our platform. We intend to support our liquidity and capital position by pursuing diversified debt financings (including new securitizations and revolving debt facilities) and extending existing secured revolving facilities to provide committed liquidity in case of prolonged market fluctuations.
We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. Additionally, as a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us, and we may be required to pledge collateral to as security. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations, and financial condition. It is also possible that the actual outcome of one or more of our plans could be materially different than expected or that one or more of our significant judgments or estimates could prove to be materially incorrect.
Concentration of Revenue
For the fiscal years ended June 30, 2019 and June 30, 2020, approximately 20% and 28%, respectively, of our total revenues were generated from one merchant partner, Peloton. For the three months ended September 30, 2019 and September 30, 2020, approximately 14% and 30%, respectively, of our total revenues were generated from the same merchant partner. We believe we have a strong relationship with Peloton and, in September 2020, we entered into a renewed merchant agreement with Peloton with an initial three-year term ending in September 2023, which automatically renews for additional and successive one-year terms until terminated. While we believe our growth will facilitate revenue growth and merchant diversification and we continue to integrate with a wide range of merchants, our revenue concentration may cause our financial performance to fluctuate significantly from period to period based on the revenue from such merchant partner.
Contractual Obligations
The following table summarizes our contractual obligations as of June 30, 2020:
	Payments Due By Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in thousands)
Long-term funding debt	$824,580	$—	$171,133	$653,447	$—
Operating lease commitments(1)	99,764	13,876	29,474	31,268	25,146
Short-term convertible debt(2)	75,000	75,000	—	—	—
Purchase commitments(3)	115,000	31,667	83,333	—	—
Total	$1,114,344	$120,543	$283,940	$684,715	$25,146

(1)
Consists of payment obligations under our office leases.

(2)
The principal balance on our short-term convertible debt is due on April 29, 2021 and bears interest at a rate of 1.00% per annum. On September 11, 2020, as part of our Series G equity financing round, the convertible notes issued in April 2020 were fully converted into 4,444,321 shares of Series G-1 preferred stock.

(3)
In May 2020, we entered into an addendum to our agreement with our cloud computing web services provider which included annual spending commitments, as further described below.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table above does not reflect the securitizations through the Z1 Trust, the A1 Trust and the Z2 Trust.
In February 2012, we entered into an agreement with a third-party cloud computing web services provider for our cloud computing and hosting services. In May 2020, we entered into an addendum to our agreement with our cloud computing web services provider which included annual spending commitments for the period between May 2020 and April 2023 with an aggregate committed spend of $120 million during such period. Our agreement with our cloud computing web services provider will continue indefinitely until terminated by either party. Our cloud-computing web services provider may terminate the customer agreement for convenience with 30 days prior written notice and may, in some cases, terminate the agreement immediately for cause upon notice. If we fail to meet the minimum purchase commitment during any year, we may be required to pay the difference. We pay our cloud-computing web services provider monthly, and we may pay more than the minimum purchase commitment to our cloud-computing web services provider based on usage.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements during the fiscal years presented.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. GAAP requires us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because certain of these accounting policies require significant judgment, our actual results may differ materially from our estimates. To the extent that there are differences between our estimates and actual results, our future consolidated financial statement presentation, financial condition, results of operations, and cash flows will be affected.
We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to merchant network revenue, loss on loan purchase commitment, allowance for credit losses, income taxes, stock-based compensation, and common stock valuations. We believe these estimates have the greatest potential effect on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, refer to Note 2. Summary of Significant Accounting Policies of the accompanying notes to our consolidated financial statements included elsewhere in this prospectus.
Merchant Network Revenue
Merchant network revenue consists of merchant fees. Merchant partners are charged a fee on each transaction processed through the Affirm platform. The fees range depending on the individual arrangement between us and each merchant and vary based on the terms of the product offering. The fee is recognized as earned when the terms of the executed merchant agreement have been fulfilled and the merchant successfully confirms the transaction. We present our transaction with the merchant separate from our transaction with our originating bank partner. Our bank partner is the originator of the loan extended to the merchant’s customer, and accordingly we account for the loan separate from the fee received from the merchant.

Loss on Loan Purchase Commitment
We purchase loans from our originating bank partner that are processed through our platform. Under the terms of the agreement, we are generally required to pay the principal amount plus accrued interest for such loans. In certain instances, our originating bank partner may originate loans with zero or below market interest rates that we are required to purchase. In these instances, we may be required to purchase the loan for a price in excess of the fair market value of such loans, which results in a loss on loan purchase and is recognized as loss on loan purchase commitment in our consolidated statements of operations. The fair value is determined by taking the difference between the estimated fair value of the loan and the anticipated purchase price. When the loan is purchased, the liability is included in the amortized cost basis of the purchased loan as a discount, which is then amortized into interest income over the life of the loan.
Allowance for Credit Losses
Losses on loans held for investment are recognized when they are incurred, which requires us to make our best estimate of incurred losses within the portfolio. The method for calculating the best estimate of incurred losses takes into account our historical experience, adjusted for current conditions and our judgment concerning the probable effects of relevant observable data, trends, and market factors. The allowance for credit losses is maintained at a level sufficient to provide for incurred credit losses based on evaluating known and inherent risks in the loan portfolio.
In estimating the allowance for credit losses, management utilizes a migration analysis of delinquent and current loan receivables. Migration analysis is a technique used to estimate the likelihood that a loan receivable will progress through various stages of delinquency and to charge-off. The analysis focuses on the pertinent factors underlying the quality of the loan portfolio. These factors include historical performance, the age of the receivable balance, seasonality, customer credit-worthiness, changes in the size and composition of the loan portfolio, delinquency levels, bankruptcy filings, actual loan loss experience, and current economic conditions.
When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent, and the borrower has not demonstrated the ability or intent to bring the loan current, and we have no recourse to the borrower.
The underlying assumptions, estimates, and assessments we use to provide for losses are updated periodically to reflect our view of current conditions, which can result in changes to our assumptions. Changes in such estimates can significantly affect the allowance and provision for credit losses. It is possible that we will experience loan losses that are different from our current estimates.
Income Taxes
We report income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 740, Income Taxes (“ASC 740”), which requires an asset and liability approach in accounting for income taxes. Under this method, the deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.
The calculation of our tax liabilities involves dealing with uncertainties in the application of complex federal and state tax laws and regulations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.
We record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.
We assess the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred for the periods ended June 30, 2019 and 2020. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of June 30, 2019 and 2020, a full valuation allowance has been recorded against our gross deferred tax asset, net of future reversing deferred tax liabilities. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of the future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.
Stock-Based Compensation Expense
Compensation expense related to stock-based transactions, including employee, consultant, and non-employee director stock option awards, is measured and recognized in the consolidated financial statements based on fair value. The fair value of each equity-classified option award is estimated on the grant date using the Black Scholes option-pricing model. Expense is recognized on a straight-line basis over the vesting period of the award based on the estimated portion of the award that is expected to vest.
Our option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.
These assumptions are estimated as follows:
Fair value of common stock — Because our common stock is not yet publicly traded, we must estimate the fair value of common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which awards are approved.
Expected volatility — Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our stock options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.
Expected term — We determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.
Risk-free rate — We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.
Expected dividend yield — We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.
The following assumptions were used to calculate the fair value of stock options granted to employees:
	Fiscal Year Ended June 30,
	2019	2020
Expected dividend yield	0%	0%
Expected volatility	54%	45%
Expected term (years)	6.00	5.87
Risk-free interest rate	1.91% – 3.07%	0.28% – 1.76%

Assumptions used in valuing non-employee stock options are generally consistent with those used for employee stock options with the exception that the expected term is over the contractual life, or 10 years.
We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.
Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include stock-based compensation expense with respect to our RSUs as well as any other share-based awards we may grant in the future. In connection with this offering, we expect to incur stock-based compensation expense of approximately $      million associated with RSUs for which the service condition was satisfied as of December 1, 2020, and for which the performance condition will be satisfied upon the completion of this offering.
Common Stock Valuations
The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:
•
contemporaneous valuations of our common stock performed by independent third-party specialists;

•
the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•
the prices of common or preferred stock sold to third-party investors by us and in secondary transactions or repurchased by us in arms-length transactions;

•
lack of marketability of our common stock;

•
our actual operating and financial performance;

•
current business conditions and projections;

•
hiring of key personnel and the experience of our management;

•
the history of our company and the introduction of new products;

•
our stage of development;

•
likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•
the market performance of comparable publicly traded companies; and

•
the U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.
In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our Class A common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Based on the assumed initial public offering price per share of $      , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of September 30, 2020 was $      , with $      million related to vested stock options.
Recent Accounting Pronouncements
We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our operating results and consolidated financial statements may not be comparable to companies who have adopted the new or revised accounting pronouncements. Refer to Note. 2 Summary of Significant Accounting Policies within the notes to the consolidated financial statements.
Qualitative and Quantitative Disclosures about Market Risk
We have operations both within the United States and Canada, and we are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates. Foreign currency exchange rates do not pose a material market risk exposure, as most of our revenue is earned in U.S. dollars.
Interest Rate Risk
Our cash and cash equivalents as of September 30, 2020, were held primarily in checking, money market, and savings accounts. As of September 30, 2020, we had $7.9 million of cash equivalents invested in money market funds. Our cash and cash equivalents are held for working capital purposes. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of a majority of these instruments. Any future borrowings incurred under our credit facilities would accrue interest at a floating rate based on a formula tied to certain market rates at the time of incurrence.
Interest rates may adversely impact our customers’ spending levels and ability and willingness to pay outstanding amounts owed to us. Higher interest rates often lead to higher payment obligations by customers of our credit products to us, or to lenders under mortgage, credit card, and other consumer and merchant loans, which may reduce our customers’ ability to remain current on their obligations to us. Therefore, higher interest rates may lead to increased delinquencies, charge-offs, and allowances for loans and interest receivable, which could have an adverse effect on our operating results.
Certain of our funding arrangements bear a variable interest rate. Given the fixed interest rates charged on the loans that we purchase from our originating bank partner, a rising variable interest rate would reduce our interest margin earned in these funding arrangements. Dramatic increases in interest rates may make these forms of funding nonviable. Additionally, certain of our loan sale agreements are repriced on a recurring basis using a mechanism tied to interest rates. We maintain an interest rate hedging program which eliminates some, but not all, of the interest rate risk. As of September 30, 2020, a hypothetical 10% relative change in interest rates would not have a material impact on our consolidated financial statements.
Material Agreements
Cross River Bank
We are party to a second amended and restated loan program agreement and a second amended and restated loan sale agreement with Cross River Bank pursuant to which Cross River Bank originates a substantial majority of the loans facilitated through our platform that we purchase from them. Our agreements have initial three-year terms ending in November 2023, which automatically renew twice for successive one-year terms unless either party provides notice of non-renewal, which may be provided without cause, to the other party at least 90 days prior to the end of any such term. In addition, upon the occurrence of certain early termination events, either we or Cross River Bank may terminate the agreements immediately upon written notice to the other party. Our Cross River Bank loan program agreement does not prohibit Cross River Bank from working with our competitors or from offering competing services, and Cross River Bank currently offers loan programs through other competing platforms. Our partnership with Cross River Bank allows us to benefit from Cross River Bank’s ability to originate loans under its banking licenses while complying with various federal, state, and other laws. Under this arrangement, we must comply with Cross River Bank’s credit policies and underwriting procedures, and Cross River Bank maintains ultimate authority to decide whether to originate a loan. When Cross River Bank originates a loan, it funds the loan out of its own funds and may subsequently offer and sell the loan to us. Pursuant to our agreements with Cross River Bank, we purchase the loans originated by Cross River Bank, which are offered for sale to us. When we purchase a loan from Cross River Bank, the purchase price is equal to the outstanding principal balance of the loan, plus fees and accrued interest. Cross River Bank retains an interest in the loans purchased by us, including through a loan performance fee.
Peloton
In September 2020, we renewed our merchant agreement with Peloton Interactive, Inc. (“Peloton”), pursuant to which Peloton pays us a fee calculated and generally derived from the gross dollar value of sales processed through our platform and originated by either of our bank partners. Peloton is responsible for using reasonable efforts to cooperate with us on marketing and promotional campaigns relating to the availability of our platform to facilitate the purchase of Peloton products. Peloton may not impose any surcharge, fee or other amount on consumers solely for choosing to pay with Affirm. The use of these loan services is limited to certain states and/or territories in the United States where we make them available, at our sole discretion.
The merchant agreement has an initial three-year term ending in September 2023, which automatically renews for additional and successive one-year terms until terminated. After the three-year initial term, either party may terminate the agreement without cause upon providing at least 90 days’ written notice to the other party. Either party may also terminate the agreement in the event of a material breach by the other party and following customary notice and cure periods. In addition, either we or Peloton may terminate the agreement immediately upon the occurrence of certain early termination events.
Shopify
In July 2020, we entered into a customer installment program agreement with Shopify Inc. (“Shopify”), which made certain of our platform services available to eligible Shopify merchants in the United States through Shopify’s Shop Pay Installments.
Pursuant to the agreement, eligible merchants that make certain of our platform services available to their consumers pay fees to Affirm as set forth in an applicable Affirm merchant agreement and as determined by Shopify, generally equal to the sum of a percentage of the amount of each sale processed through our platform plus a fixed amount per each sale. In addition, with respect to each such sale processed through our platform, we pay Shopify a fee.
The agreement has an initial three-year term ending in July 2023, which automatically renews for additional and successive one-year terms unless either party provides the other party with written notice of election to terminate the agreement at least 180 days prior to the end of any such term. Either party may immediately terminate the agreement after the first year of the initial term without cause by providing at least 180 days’ prior written notice to the other party. In addition, upon the occurrence of certain early termination events, either party may terminate the agreement immediately upon notice to the other party.
Until the termination of the agreement, Shopify agrees that we will be its exclusive provider in the United States of a closed-end installment loan product (or any substantially similar financial product or program). Pursuant to the agreement, we will be Shopify’s exclusive provider in the United States and its territories of interest-bearing loan installment programs, contingent upon such programs being mutually developed and approved, and upon negotiation of a mutually acceptable agreement by the parties for such programs.
The foregoing descriptions of our agreements with Cross River Bank, Peloton and Shopify do not purport to be complete and is qualified in its entirety by reference to the full text of each of the agreements referred to above, which are attached hereto as Exhibit 10.3, 10.4, 10.5 and 10.6 and are incorporated by reference herein.

BUSINESS
Our Mission
Deliver honest financial products that improve lives.
Our Company
We are building the next generation platform for digital and mobile-first commerce. We believe by using modern technology, the very best engineering talent, and a mission-driven approach we can reinvent the payment experience. Our solutions, which are built on trust and transparency, make it easier for consumers to spend responsibly and with confidence, easier for merchants to convert sales and grow, and easier for commerce to thrive.
Legacy payment options, archaic systems, and traditional risk and credit underwriting models can be harmful, deceptive, and restrictive to both consumers and merchants. They are not well-suited for increasingly digital and mobile-first commerce, and are built on legacy infrastructure that does not support the innovation required for modern commerce to evolve and flourish.
Our platform addresses these problems. Today, it comprises three core elements: a point-of-sale payment solution for consumers, merchant commerce solutions, and a consumer-focused app.
Our point-of-sale solution allows consumers to pay for purchases in fixed amounts without deferred interest, hidden fees, or penalties. We empower consumers to pay over time rather than paying for a product entirely upfront. This increases consumers’ purchasing power and gives them more control and flexibility. Our platform facilitates both true 0% APR payment options and interest bearing loans. With 0% APR, consumers pay zero interest and zero additional costs. On the interest bearing loans we facilitate, we charge simple interest, which means consumers pay fixed amounts of interest that they agree to up front, and the interest never compounds. We believe in treating people fairly, which is why consumers never pay more than what was agreed to at checkout, even if they miss a payment. Paying with Affirm not only protects consumers from hidden fees but allows them to avoid traps such as deferred interest.
We offer merchants highly effective commerce solutions that enhance demand generation and customer acquisition. Our solutions empower merchants to more efficiently promote and sell their products, optimize their customer acquisition strategies, and drive incremental sales. Our flexible payment solutions allow merchants to solve affordability for their customers, providing a revenue accelerator while avoiding discounting and other expensive marketing and promotional channels. We also provide valuable product-level data and insights — information that merchants cannot easily get elsewhere — to better inform their marketing strategies. Our approach allows us to add value throughout the full customer lifecycle, from acquisition, to conversion, to repeat transactions.
Our consumer-focused app unlocks the full suite of Affirm products for a delightful end-to-end consumer experience. Consumers can use our app to manage payments, open a high-yield savings account, and access a personalized marketplace. Our marketplace serves as a discovery platform that allows consumers to find products and make purchases from partner merchants. In addition, our app allows merchants to provide tailored offers based on consumers’ spending patterns, shopping habits, and purchase intent.
Our business benefits from broader trends in technology, retail, finance and e-commerce. For example, Gen Z and Millennials, people born between 1981 and 2012, now comprise the largest proportion of the U.S. population and are driving the rapid growth in e-commerce as every element of commerce moves online. The spending power of this new generation of consumers continues to expand significantly, reaching over $2.5 trillion in 2020, according to YPulse. Most importantly, we believe these consumers are also increasingly looking to solutions like “buy now pay later” as superior, more transparent payment options that match their demand for technology and mobile-first solutions. This trend has been accelerated by an erosion of trust in legacy financial institutions as consumers look to mission-driven technology companies for new financial products, according to American Banker.
We believe our innovative approach, based on trust and our steadfast commitment to our core values, uniquely positions us to define the future of commerce and payments. Our company is predicated on the principles of simplicity, transparency, and putting people first. This distinctive culture sets us apart, as our principles are not just words on a wall, but how we — Affirmers — run our business and design our products. Since our founding in 2012, we have charged $0 in late fees for missed payments, we never profit from consumers’ mistakes, and we are transparent in our product offerings. By adhering to these principles, we have built enduring, trust-based relationships with consumers and merchants that we believe will set us up for long-term, sustainable success.
We believe that technology, underwriting, and managing risk are collectively our key competitive advantage. We believe our proprietary technology platform and data give us a unique advantage in understanding customers and merchants, as well as pricing risks — which we can almost always accomplish within seconds at checkout. Our approach to risk management is core to our business model, and has been proven to lead to low fraud rates, higher approval rates compared to traditional credit underwriting models, low losses, and highly attractive contribution profit. Our models have been built on more than a billion data points, including data from over 7.5 million loans and over six years of repayments. Furthermore, our risk management models are designed to continuously improve over time, becoming more precise and efficient with each transaction powered by our platform.
We have already achieved significant scale, but we are just getting started. As of September 30, 2020, more than 6.2 million consumers have completed approximately 17.3 million transactions with over 6,500 merchants on our platform, leading to a total GMV of approximately $10.7 billion transacted through our platform since July 1, 2016. Approximately 64% of loans facilitated through our platform during the fiscal year ended June 30, 2020 were taken out by repeat consumers, and our dollar-based merchant retention rate is above 100% across each cohort that joined our platform since 2016. Our NPS score of 78 for the second half of fiscal year 2020 is comparable to some of the world’s most loved brands and far exceeds those of legacy financial institutions.
For the fiscal years ended June 30, 2019 and 2020, our revenue was approximately $264.4 million and $509.5 million, respectively, representing year-over-year growth of approximately 93%. We incurred a net loss of $120.5 million and $112.6 million for the fiscal years ended June 30, 2019 and 2020, respectively. For the three months ended September 30, 2019 and 2020, our revenue was approximately $87.9 million and $174.0 million, respectively, representing year-over-year growth of approximately 98%. We incurred a net loss of $30.8 million and $15.3 million for the three months ended September 30, 2019 and 2020, respectively.
Industry Background
There are a number of important industry megatrends and market dynamics that are transforming commerce — the way consumers pay, how merchants sell, and the opportunities that transactions can create.
Rapid growth of e-commerce
According to eMarketer, global online sales grew 20% to approximately $3.4 trillion in 2019 and are expected to grow to approximately $5.8 trillion by 2023; however, e-commerce still only accounts for 14% of total retail sales. Every element of commerce is moving online, from storefronts, to order fulfilment, to payment and checkout experiences. Gen Z and Millennials are early and frequent adopters of e-commerce and tend to prefer the ease, flexibility, and greater selection offered by shopping online. For example, almost 70% of Millennials prefer shopping online, according to Statista. In the United States, according to the U.S. Department of Commerce, e-commerce sales as a percentage of total sales jumped from 11.8% to over 16.1% between the first and second calendar quarters of 2020.
“Buy now pay later” market share expanding
Consumers increasingly prefer more flexible and innovative digital payment solutions over traditional credit payment options. According to Worldpay’s 2020 Global Payments report, “buy now pay later” is the fastest growing e-commerce payment method globally. In North America, “buy now pay later” market share is expected to triple to 3% of the e-commerce payments market by 2023. In other regions, such as EMEA, “buy now pay later” already accounts for almost 6% of the e-commerce payment market, and is expected to grow to almost 10% by 2023.

Gen Z and Millennials losing trust in legacy financial and payment institutions and looking to mission-driven technology companies for new financial products
A lack of transparency by traditional financial and payments institutions, ranging from hidden penalties, hard to understand “fine print,” and unwanted bundling of products, has led to an erosion of trust and a poor consumer experience. These views are particularly acute for the over 160 million Gen Z and Millennials in the U.S., who prefer to build trusted relationships with the brands with whom they engage and from whom they buy products and services. For example, according to TD Bank’s Annual Consumer Spending Index, approximately 25% of Millennials do not carry credit cards.
Consumers are now turning to technology companies they trust: according to a survey conducted by the Harris Poll in 2020, 64% of Americans would consider purchasing or applying for financial products through a technology company’s platform instead of a traditional financial services provider. This sentiment rises to 81% for Americans aged between 18 and 34 years.
Traditional credit and debit cards can hurt consumers
In 2019, consumers paid approximately $121 billion in credit card interest, $11 billion in overdraft fees, and $3 billion in late fees according to studies from LendingTree, the Center for Responsible Lending, and NerdWallet respectively.
The revolving nature of credit cards and the incentives to pay off only minimum balances can succeed in keeping consumers in debt for long periods of time. According to the Federal Reserve, as of June 2020, Americans owed nearly $1 trillion in credit card debt, evidencing the massive amount of consumer debt and the clear need for flexible payment options.
We believe that debit cards also do not meet the buying needs of many consumers. They are an inflexible method of payment, particularly for consumers contemplating a higher value purchase. Debit cards restrict buying power to a consumer’s account balance, constrain the ability to budget over time, and do not provide the optionality or ability to responsibly access credit.
Merchants face rising customer acquisition costs, and existing solutions are insufficient
The cost to acquire a customer and the cost to convert a sale are two of the biggest challenges facing merchants, and these costs are rising across almost every channel. Current payment solutions do little to help merchants attract and retain customers, forcing merchants to turn to discounts or promotional gimmicks. Alternative customer acquisition and marketing channels, such as online and social media advertising, are increasingly expensive due to the limited supply of digital ad space. As a result, both brick-and-mortar and online merchants of all sizes are looking to alternative strategies to acquire, convert, and retain customers more efficiently.
Limitations of legacy offerings
For consumers, when it comes to the act of making a purchase, there are a number of shortcomings with existing options:
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Complex.   The terms and conditions of payment options are often opaque, complex, and difficult to understand, and consumers have to constantly be wary of what is buried in the fine print.

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Predatory.   Transaction fees, obscure penalties, deferred or compounding interest, and hidden charges can dramatically increase the true cost of a purchase and trap consumers in onerous debt spirals.

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Mispriced credit risk.   Legacy credit models often use antiquated underwriting and risk management approaches that may be less capable of accurately scoring credit, impeding eligible consumers from accessing credit on fair terms.

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Inflexible.   Consumers often lack the flexibility to complete a purchase and tailor their payment options for a specific product without forced bundling of undesired add-ons, such as being required to apply for a store card or credit card.

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Impersonal, frustrating user experience.   Consumers are regularly met by friction and a lack of personalization at checkout; for example, repeatedly having to input credit card details or being subject to slow credit decision-making.

For merchants, when it comes to acquiring customers, improving conversions, and increasing order values, there are also a number of shortcomings with existing options:
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Difficulty in engaging and converting customers.   Merchants compete for customer attention in increasingly fragmented and competitive markets, and struggle to improve sales conversions with expensive existing customer acquisition tools.

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Lack of viable consumer-friendly solutions that address unaffordability.   Merchants often lose potential sales when customers cannot afford to pay in-full upfront and are unwilling or unable to use legacy credit options.

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Offering discounts can harm merchants’ brands.   Offering discounts is expensive for merchants and can degrade the brand, particularly for high AOV items where brand identity and affinity are key.

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Abandoned carts.   We believe that complex payment and checkout processes lead to a large proportion of online shopping carts being discarded, leading to merchants missing out on sales from customers.

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Lack of purchase intelligence.   Merchants rarely have the technological or data capabilities to access high-quality information on their customers’ payment habits, circumstances, or purchase history.

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Limited benefits to existing payment networks.   The card network interchange fee structure is confusing and opaque. While merchants often have to pay this fee as a cost of doing business, they do not receive value from the service.

Our Solution
We are transforming the way consumers buy and merchants do business through a platform consisting of honest financial products. We started our business with our core pay-over-time solution at checkout, and have since continued to innovate and expand our product suite. And, this is just the beginning.

Consumer features
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Checkout:   When making purchases from one of our partner merchants, consumers can choose Affirm as a payment method during checkout and have the option to pay over time. Our frictionless solution makes it easy for consumers to apply and be approved on the spot. Consumers receive either 0% APR, where they pay no interest, or simple interest loans, where they pay fixed amounts of interest that never compound. Irrespective of APR, each of our loans has customizable repayment options.

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Virtual card:   Consumers can apply at affirm.com or via the Affirm app and, upon approval, receive a virtual card they can use digitally online and offline at merchants that accept Visa cards. This allows our consumers to use our pay-over-time solutions at merchants that are not yet fully integrated with Affirm. Unlike traditional credit cards, the virtual card we offer is a single-use card that offers consumers the flexibility to select an optimal repayment option for that purchase.

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Split Pay:   At select merchants, if a consumer makes a purchase under $250, they can pay with a multi-part payment plan with 0% APR.

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Affirm app and marketplace:   Our app provides tailored and exclusive offers from merchants based on consumers’ spending and shopping habits. Consumers can also use the app to exercise control over their repayments, for example, by setting repayment dates that align with their monthly financial budgets. During the three months ended September 30, 2020, 32% of our transactions occurred on the Affirm marketplace, and the Affirm app had been downloaded more than 4.8 million times in the U.S., as of September 30, 2020.

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High-yield savings account:   Through the Affirm app, we offer an FDIC-insured, interest-bearing savings account provided by Cross River Bank, with no minimum deposit requirements or fees.

Benefits of our solution for consumers
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Simple, transparent, and fair.   When using our solution, consumers never pay more than the stated amount, which is clearly and plainly laid out upfront at checkout. There are no further charges, penalties for early prepayment, or additional fees — even for missed payments.

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Delightful user experience.   Our solution provides a fast and straightforward experience at checkout and beyond through our easy-to-use app. For example, returning consumers pay efficiently with one-click. We also never sell the servicing rights to outstanding consumer balances, which allows us to manage the full consumer experience even in delinquency.

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Flexibility and control.   Instead of a “one-size-fits-all” approach, our solution empowers consumers to select how they wish to pay, including varying term options (e.g., biweekly, 3, 6, or 12 months) that best fit their needs, on a per-transaction basis.

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Accurate credit pricing.   Our risk model consistently outperforms traditional credit models, enabling us to better help eligible consumers finance their purchases and power more transactions on our platform.

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Consumer confidence.   We monitor our merchants’ creditworthiness, consumer complaints and dispute rates, changes in consumer repayment, and other anomalies to give consumers the confidence that merchants integrated with Affirm are committed to delivering honest and delightful experiences.

Merchant features
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Flexible marketing capabilities.   Depending on their business needs and margin profiles, merchants can offer either one or a combination of 0% APR and interest-bearing pay-over-time offerings. Offering 0% APR financing to their customers is compelling and a revenue-accelerator for merchants, who are able to solve affordability for their customers without resorting to discounts. For interest-bearing financing, merchants have the ability to subsidize and determine the range of interest rates to be paid by their customers. These features allow merchants to be more targeted and efficient when driving sales.

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Brand-sponsored promotions.   For large, diversified merchants we have the ability to work with their suppliers on brand-specific promotional 0% APR financing offers. These promotions are funded by the supplier and then made available through our merchants. The suppliers cover the costs of the 0% APR for their products, with no added costs to our merchants. This gives our merchants a powerful alternative to markdowns as they can increase sales with no impact to their margins. At the same time, suppliers can sell through additional volume.

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Merchant dashboard.   Our merchant dashboard provides a robust user interface through which each merchant can view transaction data, manage charges, access application programming interface (“API”) keys, and manage and configure the merchant’s Affirm account. The dashboard is updated daily and shows merchants the number of charges, total amount captured, total amount authorized, and AOV across different timeframes.

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Analytics.   We provide merchants with insightful analytics that help them understand how their various products are performing and other key insights into their customers’ shopping habits to help merchants optimize customer conversion and customer acquisition costs.

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Client success support.   Our high-touch client success team partners with our merchants to analyze and interpret the insights delivered through our merchant dashboard. Our team conducts in-depth user experience analyses of our merchants’ online storefronts, providing custom recommendations for the ideal mix and display of Affirm product offerings to present to customers in order to optimize AOVs and conversion rates.

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Affirm app.   Merchants also have access to the Affirm app, which allows them to provide personalized offers based on consumers’ spending patterns, shopping habits, and purchase intent. This in turn provides further insight into spending habits and other marketing optimization data points for merchants to leverage.

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Affirm website and developer documentation.   Our website contains extensive and engaging developer documentation that make it easy for any developer to integrate via our direct API, or other integrations, and maximize the benefit of all that Affirm offers both merchants and consumers.

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Affirm prequalification.   By giving consumers the ability to prequalify, Affirm’s offering can be integrated earlier in the consumer’s journey. We believe this results in fewer abandoned carts and higher conversion rates. Prequalification also personalizes the shopping experience for consumers, since once prequalified they may receive customized offers based on their approval amount. Based on an analysis conducted with select partner merchants in 2019, merchants experienced on average a 30% increase in applications by implementing the prequalification feature when compared to simply offering Affirm at checkout.

Benefits of our solution for merchants
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More customers and better conversion.   Our merchants report increased customer conversion when they offer Affirm. Our dollar-based merchant retention has consistently exceeded 100% for each cohort of merchants that joined our platform since 2016. According to a study conducted by Informa Business Intelligence from November 1, 2019 to January 31, 2020, Affirm also approves, on average, 20% more customers than comparable competitor products.

•
Increased AOV.   By solving affordability for consumers, we are able to help merchants increase demand for higher AOV items. According to internal studies we conducted in 2018 and 2019, merchants using Affirm reported 92% and 85% higher AOVs, respectively, when compared to other payment methods.

•
Increased repeat purchase rate.   We believe that the frictionless consumer experience and enhanced buying power facilitated by our platform often lead to improved repeat purchase rates for our merchants as they enjoy more satisfied customers. For example, approximately 22% of Affirm consumers from our January 2018 cohort and approximately 20% of Affirm consumers from our January 2019 cohort made repeat purchases at the same merchant within 12 months.

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Better data to inform personalized promotional strategies.   We provide merchants with valuable data they can use to offer more tailored promotions and offers to consumers, for example through targeted offers in our app.

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Broader target market.   We enable merchants to achieve incremental sales and expand their target market by including customers who might not want to or be able to pay for an item upfront, but can do so responsibly over time.

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Ease of integration.   Our direct API, designed for use by developers, allows for site integration with minimal investment. Merchants can easily incorporate our platform into payment and product pages, and we provide a dedicated integration team to ensure that any issues are resolved.

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Compliant.   Once a merchant has integrated our API, we handle the regulatory aspect of the loans facilitated through our platform, irrespective of state or jurisdiction.

Priceline

Priceline's mission is to be the world's best travel dealmaker. The company makes it possible for its customers to experience the "moments that matter", whether it is attending a family reunion, enjoying a romantic getaway, or attending a sports game. The billion dollars Priceline helps travelers save each year adds up to more than a big number. It means millions of people can book the trip they want at a price they can afford.

Priceline continuously evaluates ways to perfect its customer experience and optimize savings and flexibility for consumers. Priceline chose Affirm because the company's commitment to transparency and trust aligns with Priceline's core principles. Affirm stood out as the only pay-over-time solution that does not charge late or hidden fees. Priceline also valued how seamless the Affirm experience is for consumers and how Affirm's APIs and documentation provided the simplest and fastest integration process.

The percentage of Priceline's customers that choose Affirm at checkout has increased over 3x since first implementing Affirm's solution in 2018. Thanks to Affirm's flexible and transparent payment option, Priceline has observed meaningful results, including higher average order values, for Affirm-powered purchases.

"We chose Affirm because we wanted the simplest and most transparent solution possible to help our customers book their dream trips. From the beginning, Affirm stood out to us as the brand that we thought was best-known amongst younger generations, including GenZ and Millennials, and we are excited to use Affirm as a tool to increase our own brand awareness amongst them, while driving increased sales overall."

– **Jacobus Kok**
Director of Product, Priceline

Birdies

Birdies is a female-founded footwear brand that was born out of a need for stylish, comfortable shoes to wear inside the home. Since its launch in 2015, the brand has evolved for versatile everyday use and has diligently focused on having a strong line of communication with their customers. When the company learned that 65% of shoppers were avoiding credit cards for retail purchases, and that 54% wanted a pay-over-time option, they realized it was time to offer an alternative payment solution.

Affirm's unmatched flexibility and transparency were deciding factors in Birdies' decision to adopt Affirm, as was the extent to which Birdies customers loved the payment solution. Affirm provides customized repayment options as opposed to a set biweekly plan and demonstrates an unwavering commitment to doing right by consumers. One example of this is Affirm's dedication to never charging late, hidden, or unexpected fees.

Affirm has had a remarkable impact on Birdies, helping the company grow sales by four times year-over-year from 2018 through 2019. Additionally, Affirm-powered Birdies orders have demonstrated consistently higher AOV than its site-wide average.

> "At Birdies, we're passionate about having a brand that best suits the lifestyle of our consumers. We picked Affirm because they share the same priority. The flexibility of Affirm's product empowers our community to customize their own shopping experience."
>
> – **Bianca Gates**
> **Co-Founder and CEO, Birdies**

BIRDIES

Peloton

Peloton is the leading interactive fitness platform in the world with a loyal community of over 3.1 million members. Increasing access to its Connected Fitness Products, the Peloton Bikes and the Peloton Treads, is pivotal to the company's mission and growth strategy. That is why in 2018, Peloton chose Affirm as its financing provider and in doing so, began helping consumers make the cost of a monthly Peloton payment less than many gym memberships.

Affirm's ability to deliver a simple, frictionless, and flexible experience through innovative technology and a consumer-first approach made it an easy decision. By offering Affirm's 0% APR financing option in the U.S. and Canada, the company has been able to drive growth. Affirm-powered purchases now account for a majority of Peloton's monthly online business sales.

"Our relationship with Affirm is more like a partnership where we work together to devise a roadmap that will enable both our businesses to succeed. Affirm's commitment to providing transparent and trustworthy financing options has enabled us to increase affordability and better meet our members' needs."

– **John Foley**
CEO, Peloton

PELOTON

Chrono24

Chrono24, the largest luxury watch marketplace in the world, attracts a wide diversity of consumers who are willing to pay for unique, differentiated timepieces. With many of its watches coming at a higher price point, Chrono24 wanted to find a way to better engage its more than 10 million monthly visitors. In particular, the company was aiming to increase access to timepieces that might otherwise be out of reach for a younger generation of watch collectors and buyers. Chrono24 places a high premium on trust and transparency in order to ensure its luxury marketplace continues to thrive, and so was also looking for a financing partner that would promote and embody these values.

Chrono24 opted to partner with Affirm in order to increase the appeal of its offerings and provide a compelling financing solution to watch enthusiasts. After showcasing an Affirm-powered pay-over-time option as part of a marketing campaign, Chrono24 saw meaningful take-up, leading to a significant sales volume boost. The demand generation tactic — deployed for the first time during the 2019 holiday season – brought 38% more sales volume than during the same period in 2018, and nearly 3 in 4 buyers who were approved to finance with Affirm accepted the offer.

“We didn’t want to partner with a company that might have predatory pricing. We knew Affirm was going to be a key part of the experience we offered our valuable customers, so we wanted to make sure our values were aligned. Unsurprisingly, we now see more Millennial potential luxury buyers engaging with our products via Affirm. Our partnership with Affirm has been invaluable.”

– Christopher Kae
Head of Americas, Chrono24

Shopify

Shopify is a leading commerce platform for any retailer that wants to start, grow, and manage their business and serves more than one million merchants globally. Capturing about six percent of U.S. retail e-commerce sales in 2019, Shopify's merchants, on an aggregated basis, would have ranked the company the second-largest online retailer in the U.S.

Shopify recognized the tailwinds driving pay-over-time preferences and the importance of offering payment flexibility and choice at checkout — specifically with a transparent, pay-over-time option. This led to Shop Pay Installments, a buy now, pay later product, exclusively powered by Affirm in the U.S. All U.S. merchants eligible for Shopify Payments will have a seamless way to integrate pay-over-time at checkout, driving new shoppers and accelerating growth.

"We selected Affirm to exclusively power Shop Pay Installments, not only because of its superior and proprietary payments technology, but because it is the only buy now, pay later financing solution to never hit consumers with late or hidden fees. This shared commitment to doing right by the consumer was non-negotiable when it came to selecting our preferred partner."

– Kaz Nejatian
VP and GM of Shopify's
Financial Solutions Team

Giant Bicycles

Giant Bicycles is the world's largest producer of high-quality bikes. The company sells its top-notch cycling gear and apparel online and through tens of thousands of retail partners worldwide. Founded on the idea that by creating better products—from to design to distribution—more people would fall in love with the cycling lifestyle, the company's mission is to expand cycling accessibility.

Giant recognized that offering flexible financing options would be a powerful step towards achieving this mission. Crucially, the company prioritized finding a financing partner who would help them continue to deliver an honest, open, and authentic experience for the consumer, as these company values have been foundational to Giant's success. The Giant staff didn't have to look far. One of the company's credit managers had recently used Affirm to purchase a mattress. She raved to coworkers about the experience and how Affirm was integrated directly into the retailer's site, receiving a loan decision in real-time.

Partnering with Affirm has had an overwhelmingly positive impact on Giant's business. Offering Affirm's flexible, transparent pay-over-time solution at checkout boosted average order values nearly 250% on Affirm-powered purchases. Giant reports this is because customers are able to manage their budgets while affording higher-end bicycle models or accessories, like helmets, locks, or gloves.

Affirm has also served as a powerful means of offloading excess inventory. For example, when Giant found itself heavy on a particular set of higher-end bikes, they offered Affirm's 0% financing option—enabling them to boost sales without lowering the product's market value. Notably, Giant experienced a 58% increase in loan volume and 100% spike in average order value on Affirm purchases during the 0% APR promotion.

"Not only was Affirm easy to integrate, which made our developers happy, but Affirm has proven to be loved and trusted by so many of our customers. Plus, the payment flexibility Affirm offers allows more people to responsibly afford Giant bikes, many of which cost thousands of dollars. By introducing honest financing options through Affirm, we have been able to boost sales and customer relationships for both ourselves as well as those of our retail partners."

– **Allen Needle,** Sales Operations Manager at Giant Bicycles

Our Competitive Advantages
We believe we have a number of competitive advantages that we believe will continue to contribute to our success.
Strong network effects
We benefit from self-reinforcing network effects, which are advantages that compound with each additional consumer and merchant on our network:
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As consumers learn about the key benefits of our solution, we believe more and more will choose to use our platform, and our consumer base will continue to grow.

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The larger our consumer ecosystem, the more valuable it is to merchants, and the more compelling it is for merchants to offer Affirm as an option.

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The more merchants integrated into our network, the more reasons consumers have to shop with Affirm.

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Our contribution profit improves as our consumer ecosystem expands. For example, the additional data we have on repeat consumers increases efficiencies.

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Improved contribution profit enables us to create even more compelling offers via merchants, in turn attracting more consumers and merchants to our network.

The net result is that we are building a consumer and merchant ecosystem on our platform that we expect to continue to grow and monetize over time.

Engineering and technology infrastructure
Technology is at the core of everything we do. Our solutions use the latest in machine learning, artificial intelligence, cloud-based technologies, and other modern tools to create differentiated and scalable products. We prioritize building our own technology and investing in engineering talent, as we believe these are enduring competitive advantages that are difficult to replicate. As of September 30, 2020, 47% of our employees were in engineering and technology-related roles, reflecting the emphasis we place on technology. The scale of the engineering problems that we are solving, for both consumers and merchants, represents challenges that cannot easily be addressed by standard methods or traditional approaches. For example, we developed, from scratch, our own ledger in order to handle point-in-time reporting on millions of concurrent simple interest obligations with varying terms.
Our merchant partners can easily integrate Affirm via our direct API. From the smallest direct-to-consumer online brand, to the largest merchants running on mainframe computers, the technical aspects of integrating with Affirm are quick and painless. Full integration can be completed very quickly, as was evidenced by our recent partnership with a merchant, whose high-performance cycling components and wheelsets were live on their custom e-commerce platform with an Affirm API integration within two days after signing our merchant agreement.
Data advantages that compound over time
Our expertise in sourcing, aggregating, protecting, and analyzing data has been what we believe to be a core competitive advantage of our platform since our founding. We use data to inform our analysis and decision-making, including risk assessment, in a way that empowers consumers and generates value for our merchants and funding sources. We use every application and transaction to train our model, including more than 7.5 million loans and six years of repayments.
Our technology is built to handle the immense scale of our data-driven operations — we are capable of processing thousands of checkouts per minute. Our machine learning-based risk models are currently calibrated and validated on more than one billion individual data points, based on a complex set of variables, and are custom built to effectively detect fraud, price risk, and provide customized recommendations. We consider data beyond traditional credit scores, such as transaction history and credit usage, to predict repayment ability, and leverage this with real-time response data. We are also able to access and leverage SKU-level data, which we believe gives us a proprietary data advantage.
Better outcomes generated by our proprietary risk models
We believe our risk model informs our ability to assess risk better than our competitors. Unlike legacy payment and credit systems, we can assess risk at a transaction level. In other words, our integration with our merchant partners allows us to consider the product that the consumer is purchasing when we assess a credit application. We believe our proprietary risk model has translated this advantage into higher approval rates while maintaining attractive contribution profit. Based on a study conducted by Informa Business Intelligence from November 1, 2019 to January 31, 2020, we approve on average 20% more customers than comparable competitor products. We also believe we are able to price risk with a high degree of accuracy and that our risk model allows us to facilitate a greater volume of transactions from a wider and more diverse segment of consumers.
Our continuously-learning risk model benefits from increasing scale. As data from new transactions are incorporated into our risk algorithms, we are able to more effectively assess a given credit profile. Our model is robust enough to allow us to assess credit risk at a pre-defined risk level with a high degree of confidence, resulting in a weighted-average quarterly delinquency rate of approximately 1.1% for the thirty-six months ended September 30, 2020.
Our ability to quickly and accurately assess, price, and manage risk, enables us to generate high quality assets that attract funding sources and generate predictable servicing and interest income as consumers repay over time. Our risk model is designed to comply with our originating bank partners’ credit policies and underwriting procedures and has been proven to lead to low fraud rates, higher approval rates compared to traditional credit underwriting models, and attractive contribution profit.
For more information on how our risk model automates the underwriting process for our originating bank partners, see “— Regulatory Environment — State licensing requirements and regulation”.

Distinctive culture that sets us apart
We believe our culture gives us a long-term, sustainable competitive advantage. Affirm is purpose-built from the ground up and our employees, who have named themselves “Affirmers”, are deeply committed to delivering honest financial products that improve lives. Five core values permeate every part of Affirm — which includes our people, products, and business:
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People come first:   We consider our impact on people’s lives before we think about our own interests. This means that we do not and will not take advantage of our consumers. Unlike much of the industry, we do not capitalize on consumer misfortunes through practices like late fees and deferred or compounding interest. Our success is aligned with our consumers’ success. In fact, we depend on it.

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No fine print:   We are transparent and honest — with our consumers and with each other. That is why there are no hidden fees or tricks associated with the loans facilitated through our platform. What you see is what you get.

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It’s on us:   We take full accountability for our actions, never shirking responsibility or passing the buck. Affirmers own problems and solutions, and we hold each other accountable.

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Simpler is better:   We make complex things simple and clear. Financial products and payments have traditionally been fraught with complexity. We found a better way, a way that brings consumers the simplicity they need and merchants the results they want.

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Push the envelope:   We never stop innovating, taking smart risks, and raising the bar. Talented people are attracted to Affirm because we empower them to innovate, create robust systems, and take smart risks. This momentum keeps our consumer and merchant network growing and thriving.

These values have helped us to attract, inspire, and harness the collective talent of exceptional technologists and business people. They have also helped us build durable relationships with merchants and consumers, which have produced high repeat purchase rates, strong consumer and merchant satisfaction, and an industry-leading average NPS of 78 from December 2019 through June 2020.
Our Business Model
Revenue sources
Our business model is predicated on a deep belief that simplicity, transparency, and putting people first are the keys to building enduring and trusted relationships with our consumers and merchants. This belief has helped us grow the ubiquity of our platform, and we have benefited from positive word-of-mouth as consumers recommend us to others. Our presence at checkout ensures that we remain top-of-mind, allowing us to acquire consumers directly via our merchants and therefore sustain a highly efficient go-to-market strategy. We have also leveraged partnerships to drive growth and merchant expansion. For example, we recently partnered with Shopify on Shop Pay Installments to significantly expand the number of merchants and consumers on our platform.
Our business model is aligned with the interests of both consumers and merchants — we win when they win.
From merchants, we earn a fee when we help them convert a sale and power a payment. Merchant fees depend on the individual arrangement between us and each merchant and vary based on the terms of the product offering; we generally earn larger merchant fees on 0% APR financing products. For the fiscal year ended June 30, 2020 and for the three months ended September 30, 2020, 0% APR financing represented 43% and 46%, respectively, of total GMV, facilitated through our platform. This structure incentivizes us to help our merchants convert sales and increase AOV through the commerce and technology solutions offered by our platform.
From consumers, we earn interest income on the simple interest loans that we purchase from our originating bank partners. Interest rates charged to our consumers vary depending on the transaction risk creditworthiness of the consumer, the repayment term selected by the consumer, the amount of the loan, and the individual arrangement with a merchant. Because consumers are never charged deferred or compounding interest, late fees, or penalties on the loans, we are not incentivized to profit from our consumers’ mistakes or misfortunes.
In order to accelerate our ubiquity, we facilitate the issuance of virtual cards directly to consumers through our app, allowing them to shop with merchants that may not yet be fully integrated with Affirm. When these virtual cards are used over established card networks, we earn a portion of the interchange fee from the transaction.
Efficient capital funding capabilities
Given our ability to automate our and our originating bank partners’ underwriting processes at checkout and generate high-quality assets at scale, we have successfully attracted a diverse set of funding sources, which has allowed us to scale accordingly as we have increased the transaction volume on our platform. As of September 30, 2020, we had over $4.2 billion in funding capacity from a diverse set of capital partners, and we have funded approximately $10.7 billion of purchases since July 1, 2016.
By linking our pay-over-time product to a specific consumer, purchase, and merchant, we can target shorter-duration assets. Today our repayment options range from six weeks to 48 months, with an average duration of six months for assets retained on our balance sheet. This high velocity of repayments creates a multiplier effect on our committed capital, where funding can be recycled quickly, driving our ability to increase transaction volume.
Our Consumers
As of September 30, 2020, over 6.2 million consumers have trusted us to help them pay over time. By utilizing our unique risk model predicated on sophisticated machine learning algorithms, proprietary data, and product-level underwriting, we can serve consumers across the credit spectrum and price risk across credit bands. Consumers on our platform represent a broad cross-section of society, with sizable geographic representation across the U.S. and Canada.
Our largest cohorts of consumers are Millennials (47.8%), followed by Gen X (32.3%), Baby Boomers (12.4%) and Gen Z (6.8%), as of September 30, 2020. There are approximately 230 million Millennial, Gen X, and Gen Z consumers in the U.S, and we believe that the large proportion of Millennial consumers on our platform reflects the incredible trust we have been able to build with younger cohorts whose distrust in legacy financial institutions has increased over time. While Millennials currently represent the largest percentage of Affirm consumers, we expect the age mix of our consumers to continue evolving to match the increasing prevalence of e-commerce and digital payments.
Consumers access our easy-to-use solutions from multiple channels, including rapidly-growing mobile channels. This is increasingly important for us, as almost 80% of Millennials regularly shop using a smartphone today, according to a Paysafe report. For the three months ended September 30, 2020, 68% of our consumers accessed the Affirm platform through a mobile device or tablet.
Our Merchants
Our platform is explicitly designed and engineered to integrate with a wide range of merchants. This is a point of differentiation for us, and we can accommodate and partner with merchants regardless of industry, size, AOV, or customer profile. As of September 30, 2020, we had more than 6,500 merchants integrated on our platform, ranging from small businesses to large enterprises, direct-to-consumer brands, brick-and-mortar stores, and companies with omni-channel presences. Our merchants represent a diverse range of industries, including sporting goods and outdoors, furniture and homewares, travel, apparel, accessories, consumer electronics, and jewelry.

Our Opportunity
We believe we have a substantial opportunity to increase our share of the e-commerce market, grow our offline business at merchants, and continue to displace customer acquisition and marketing spend by merchants. We also see significant opportunity to develop new products that can define the future of commerce.
E-commerce
U.S. e-commerce sales were approximately $600 billion in 2019, growing at 16% compared to the previous year, according to the U.S. Census Bureau. We believe we are well-positioned to address this market as more consumers and merchants transact on our platform.
Omni-channel commerce
Approximately $7.6 trillion was processed by cards at U.S. merchants in 2019, according to The Nilson Report published in May 2020, and e-commerce is only a small portion of this. Given our virtual card functionality and the ability for consumers to pay in-store using our app, we believe our platform can ultimately be used to address significant additional offline card spend at merchants.
As the shift from offline to digital payments accelerates, we believe over time we can also address non-card spend at merchants. This spend is currently served by cash and other legacy payments, and represents a large opportunity globally.
Merchant marketing
Customer acquisition is the lifeblood of all merchants; however, many existing channels are expensive and inefficient. We help merchants address customer acquisition challenges through the use of the full breadth of our platform and our valuable data and insights to reduce friction, increase conversions, and optimize sales. As such, we believe we can address a portion of the estimated $1 trillion customer acquisition spend by merchants in the United States, according to The B2B Lead.
New financial products
Looking forward, our engineering team continues to innovate, building new impactful products as our network grows. For example, in June 2020 we launched a high-yield savings product that offers consumers a better way to save and reach their financial goals. As such, we believe our total opportunity includes offering a range of new financial products, all predicated on our principles of honesty, transparency, and trust.
Our Growth Strategies
Our multi-pronged growth strategy is designed to continue to build upon the momentum we have generated so far in order to create opportunities to create even greater value for consumers and merchants.
Expand To More Higher Frequency Purchases
We have successfully demonstrated how our solutions can enable and accelerate commerce for larger, more considered purchases. A key principle of our next phase of growth is expanding into higher frequency purchases, which we believe will position us to increase engagement with consumers and merchants. We believe this will lead to increased transaction volume on our platform, as well as the expansion of our consumer and merchant network.
Expand Consumer Reach
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Add more consumers to our network.   We plan on expanding our marketing efforts across new and existing channels to increase brand awareness with consumers and highlight the value of our platform. We believe this will attract new consumers to try Affirm as a payment option. As we add more consumers to our network, our models become more efficient and robust, allowing us to provide our platform (and the loans it facilitates) to a growing spectrum of consumers. The more consumers that we serve, the better our systems understand how to identify responsible consumers, and the more consumers we can acquire and approve.

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Drive repeat use.   We aim to continue driving further repeat use of our platform as we serve consumers beyond their initial purchase via our tailored series of consumer-centric tools, personalized offerings, and the increased diversity of merchants on our network.

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Innovate on new product solutions.   We are still at the beginning of our product roadmap, and plan to continue to innovate and bring new honest financial products to market for consumers.

Expand Merchant Reach
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Deepen penetration with existing merchants.   Today, Affirm transactions represent a small percentage of the average transaction volume for our merchants. As more consumers become aware of the ease and transparency of using Affirm and as we proactively build relationships with merchants through our dedicated sales and customer success teams, we believe we can significantly increase our share of existing merchants’ overall transaction volumes.

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Increase the number of our merchant partnerships.   We believe we have the opportunity to significantly increase the number of integrated merchants on our network through both our dedicated sales team and B2B marketing efforts. Additionally, simple, direct API integration means bringing on new merchants is a seamless process. As we continue to generate results for merchants, we believe more will join our platform in order to offer Affirm as an option to their customers.

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Increase merchant feature functionality.   As we continue to help merchants increase conversion rates, AOVs, and customer satisfaction, we plan to build new tools to help them optimize their customer acquisition strategies and achieve even greater results.

Expand to New Markets
We will continue to evaluate expanding our platform to new markets. Merchants and consumers anywhere everywhere can benefit from a more transparent, fair, and honest way to engage in commerce, and we see an opportunity to generate value in many new markets around the world through our platform.
Our Technology
Our products are built on a cloud-first platform engineered for temporally agnostic data aggregation, schematization, management, and decisioning, which enables our products to leverage years of deep behavioral, financial, shopping, and payment data across all facets of our product, from fraud and pricing, to personalization and repayment.
Our vertically integrated technology powers a rich data landscape across products, which drives increased efficiency that unlocks greater scale. Increasing scale powers a flywheel that further drives incremental data capture, improves the efficiency of each transaction, and that efficiency allows us to more finely price transactions, measure risk, deliver value to our customers, and personalize consumer experiences.
We invest in technology to create this flywheel effect as we believe it builds an increasing and durable competitive advantage as we operate with higher confidence in our model decisions, lower costs of each transaction, and improve our ability to price transactions with a lower margin of error. The increasing scale is leveraged by our technology as increasing value delivered to participants in our network of merchants, consumers, and capital partners.
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Fraud detection capabilities.   To assess transaction fraud risk, we first seek to establish the consumer’s identity using basic information. The consumer is then evaluated by our fraud model, and we will then either move forward in the approval flow, or request additional data from the consumer. Our sophisticated fraud models then utilize SKU-level data, where the item is being shipped, and approximately 40-80 other data points in order to make a near-instantaneous decision on whether to block a transaction. There are also secondary rules that, when triggered, are designed to ensure a transaction is sent to fraud investigators.
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Credit check capabilities.   Our risk model takes five top-of-mind data inputs and turns them into a total of over 200 data points in order to assess the credit risk of new consumers. Our algorithms model out the repayment probability on a month-to-month basis, and combine these probabilities with the term length, purchase size, merchant, and item being purchased, in order to price and score risk. In the vast majority of cases, we can complete these checks and calculations in a matter of seconds, automating the underwriting process pursuant to our and our originating bank partners’ underwriting policies. We use application and transaction data to train our model, including data from more than 7.5 million loans and six years of repayments.

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Modeling improvements.   Our high cadence for modeling, retraining, and recalibration translates into rapid improvements to our models over time. New data is regularly used to retrain each model, meaning our models continue to improve as the numbers of consumers, merchants, transactions, and repayments we power on our platform grows. We also perform periodic larger scale updates to our core model and algorithms. We regularly introduce new data signals to be captured by our risk analysis system and make them available to be incorporated into new model development, training, and validation. Additionally, we explore opportunities to capture data outside of our model approvals, in order to ensure a breadth of data available to future models. During these updates, new signals are captured, and older data interrogated and retested to ensure our models continue to evolve. We have automated the process of constructing, training, calibrating, validating, and updating our models, which allow our scientists and engineers to focus on research, flexibility, and speed. We are able to adjust our models quickly and efficiently in response to changes in the environment.

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Designed for constant innovation and flexibility.   Our deep technological talent and capabilities have enabled us to strategically build core systems (including our own ledger) and infrastructure in-house, allowing us to gain what we believe is a significant competitive advantage as we constantly innovate and iterate, and quickly develop new capabilities across multiple disciplines. The flexibility of our custom-built technological infrastructure means we can quickly incorporate new merchants, platforms, data sources, models, capital partnerships, and other elements without adding significant overhead.

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Data privacy and security.   We store and process data while maintaining robust physical, electronic, and procedural safeguards. We maintain physical security measures designed to guard against unauthorized access to systems and use safeguards such as firewalls and data encryption. We also enforce physical access controls to our buildings, and we authorize access to personal information only for those employees or agents who require it to fulfill the responsibilities of their jobs.

Our Approach to Risk Management
We are continuously improving our risk management functions and compliance in the following ways:
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Functions.   Our risk management team works to mitigate the risks inherent to our business. This team works closely with our data science and advanced technology team, planning and implementing strategies to reduce risk exposure that may lead to negative effects on our operations or consumers. Our credit management team focuses on optimizing our credit approval algorithms in order to minimize delinquency and deferral rates.

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Compliance.   Our regulatory and compliance teams track laws and regulations to help ensure that we are able to create innovative solutions that benefit from regulatory flexibility while managing compliance with applicable laws. These teams participate in the development of new products and new product strategy in order to find creative solutions as well as to obtain the necessary approvals (whether licenses or registrations) to further the desired customer experience. These teams also work closely across the company to identify process and compliance gaps in our operations. We have policies and procedures designed to ensure that appropriate risk policies and trainings are implemented, and that internal operations are audited for compliance with applicable regulations and policies. Our regulatory and compliance team monitors the reporting and revision of these processes and policies to mitigate and minimize our risk.

Our Approach to Fraud Management
Our fraud model is designed to keep losses low, protecting our consumers, our merchants, and us. We manually review non-standard transactions and create a feedback loop of labeled fraud data to enable our model to learn how to deal with unusual activity and prevent fraud. We check approximately 200 data points in aggregate across our fraud detection and risk models, from the simple, straightforward information we ask our consumers to provide, to data acquired from external data providers, such as credit bureaus and white pages, among others. We can connect to our merchants’ inventory and order management systems, allowing us to cancel a transaction, stop a product from shipping, or even recall the shipment when it is determined to be fraudulent.
We have built a fraud rule system that pre-filters transactions based on rules that are created by our fraud investigators. Our fraud investigation tools enable our team to leverage each investigation on three fronts: labeling fraudulent transactions for our model training system, enabling real-time rules in our production pre-filters, and queuing look-a-like transactions for review and additional scrutiny. This three-pronged approach enables our systems and agents to quickly respond to emerging threats and attack vectors, and allowed us to decline on average hundreds of thousands of applications due to suspected fraud every month during the three months ended September 30, 2020.
Our Developer-first Approach to Integration
Our platform is easy and seamless to integrate regardless of integration method:
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Platform plug-in:   The Affirm API is quick and easy to integrate with a number of high traffic e-commerce platforms, including Shopify, Magento, WooCommerce, Salesforce Commerce Cloud, and BigCommerce, without writing any code. Our integration with these platforms allows merchants to display customized Affirm promotional messaging, offer Affirm as a payment option at checkout, process Affirm charges in their order management system, and gain access to our analytics software — all without sacrificing control over customer experience.

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Direct API:   The Affirm API can also be used directly by a merchant to integrate into the merchant’s own infrastructure. This enables merchants to fully control the placement and experience leading to the Affirm purchase option, as well as the post-purchase experience. The Affirm API comes in two variants: one designed for full control across front-end and back-end systems, and a simplified front-end only integration designed for quick integrations into complex merchant infrastructure.

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Mobile app integration software development kit:   The Affirm API offers web, iOS, and Android integration for merchants to use on orders created from a mobile web browser or application. We provide merchants with a mobile application software development kit, which allows merchants to integrate Affirm into their native mobile applications, enabling them to expand the experiences that they provide to their customers and to more deeply engage their customer base.

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In-store payments:   We provide an easily-integrated solution for merchants to use at their brick-and-mortar point-of-sale systems. Many merchants, including West Elm and Walmart, offer this option to their consumers. Affirm supports multiple mechanisms for paying with Affirm in brick-and-mortar stores, including Apple and Google wallet, bar-codes, virtual cards, or custom solutions. We also provide solutions for purchasing online, and pick-up or return in store, providing convenience and flexibility to customers and merchants to match evolving shopping habits.

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Telesales:   We also offer a Telesales Checkout API, which can initiate the Affirm checkout flow for a consumer when they wish to make a purchase from a merchant via telephone.

Sales and Marketing
We have a strong brand and continue to raise awareness by fostering further adoption of our platform through strategic partnerships and multi-channel marketing campaigns. We have historically grown awareness of the Affirm brand by focusing our marketing spend on accessing merchants. We have achieved significant merchant and consumer adoption without investing heavily in sales and marketing relative to our competitors. In the near to medium term, we see competition to acquire key merchants rising. As a result, we plan to increase our marketing efforts in order to drive further brand awareness and preference among both consumers and merchants.
Our Competition
Our primary competition consists of: legacy payment methods, such as credit and debit cards, including those provided by card issuing banks such as Synchrony, J.P. Morgan Chase, Citibank, Bank of America, Capital One, and American Express; technology solutions provided by payment companies such as Visa and MasterCard; mobile wallets such as PayPal; and other pay-over-time solutions offered by companies such as Afterpay and Klarna as well as new pay-over-time offerings by legacy financial and payments companies, including those mentioned above.
Our technology-driven platform also faces competition from a variety of players, including those who enable transactions and commerce via digital payments. Technology-enabled companies like ours are increasingly gaining market share from legacy financial institutions. We believe the principal competitive factors in our market are:
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ability to provide flexibility on payment options;

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ability to compete on duration and simplicity of payment terms;

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ability to process applications securely, quickly, reliably, and in a scalable manner;

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ability to verify borrower identities and accurately assess borrowers’ credit risk profile;

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ability to grow and maintain merchant relationships;

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ability to add value to merchants through higher conversion and higher AOVs;

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size and power of our network;

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ability to maintain a proactive and robust compliance framework;

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access via API endpoints and direct integration at point-of-sale on merchant infrastructure;

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quality of service, which we measure through consumer and merchant satisfaction;

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cost of services rendered; and

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brand recognition and reputation.

We believe that we compete favorably on the basis of these factors and are well-positioned to succeed in the market. However, many of our competitors are substantially larger than we are, which may give those competitors advantages we do not have at present, such as a more diversified product offering, a larger consumer and merchant base, the ability to reach more consumers and potential consumers, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, broad-based local distribution capabilities, and lower-cost funding. Our potential competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. In addition, other established companies that possess large, existing consumer and merchant bases, substantial financial resources, or established distribution channels could also enter the market.
Our Employees
As of September 30, 2020, we had a total of 916 employees, primarily located in the United States. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.
Regulatory Environment
We operate in a rapidly evolving regulatory environment and are subject to extensive regulation, both directly and indirectly, by way of our partnership with our originating bank partners, under U.S. federal and Canadian laws and the laws of the states in which we operate. These laws cover all aspects of our business and include privacy laws, consumer protection laws, and contractual obligations. We could become subject to additional legal or regulatory requirements if laws or regulations change in the jurisdictions in which we operate. These could include the need to obtain new and different types of licenses in order to conduct our business, such as for lending, brokering, servicing, collections, or money transmission.
Our lending programs are relatively novel and must comply with regulatory regimes applicable to consumer credit transactions. In addition, the regulatory framework for online lending platforms is evolving and uncertain as federal and state governments consider the application of existing laws and adoption of new laws to regulate these structures. New laws and regulations, as well as continued uncertainty regarding potential new laws or regulations, may negatively affect our business. Certain state laws may, if applicable, regulate interest rates and other charges and require certain disclosures, and may also require licensing for certain activities. In addition, other state laws, public policy, and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing, and collection of the consumer loans. Certain banking laws and regulations also apply to our originating bank partners.
State licensing requirements and regulation
Our operations must satisfy the laws and standards of each individual U.S. state in which we operate. This means that when individual states differ in how they allow financing to be used, we must operate consistently in accordance with the most comprehensive requirements.
We have approached these requirements with the goal of managing the long-term viability and flexibility of our business model. As such, we have established a business model pursuant to which we may originate loans directly through our platform under our lending, servicing, and brokering licenses across various states in the United States and in Canada or we may purchase loans originated by our originating bank partners. We currently rely on Cross River Bank to originate a substantial majority of the loans facilitated through our platform.
We are subject to state licensing and other requirements with respect to loans that we originate directly via our platform, and we have obtained or are in the process of obtaining necessary licenses to originate loans directly in the jurisdictions in which we do so. The licensing statutes vary from state to state and prescribe different requirements, including restrictions on loan origination and servicing practices (including limits on the type, amount, and manner of our fees), interest rate limits, disclosure requirements, periodic examination requirements, surety bond and minimum specified net worth requirements, periodic financial reporting requirements, notification requirements for changes in principal officers, stock ownership or corporate control, restrictions on advertising, and requirements that loan forms be submitted for review. We are also subject to supervision and examination by applicable state regulatory authorities in the jurisdictions in which we may originate loans directly. The application of state licensing requirements to our business model is not always clear, and while we believe we are in compliance with applicable licensing requirements, state regulators may request or require that we obtain additional licenses in the future, which may subject our business to additional restrictions.
Through our partnerships with our originating bank partners, our risk model automates the underwriting process in accordance with our originating bank partners’ underwriting policy, which only our originating bank partners may change and which we must follow in reviewing, approving, and administering loans facilitated by our platform. When originating loans through our platform, our originating bank partners contract for interest based on federal law (Section 27 of the Federal Deposit Insurance Act). Section 27 allows an FDIC-insured bank such as our originating bank partners to charge interest to consumers on a nationwide basis based on the rates allowed by the state where the bank is located. We rely on our originating bank partners’ authority under federal law to establish interest rates and charge interest on the loans our originating bank partners originate through our platform. The interest rates that are charged to consumers and that form the basis of payments on the loans facilitated through our platform are based upon legal principles detailed in the FDIC’s final rule relating to Federal Interest Rate Authority, published in the Federal Register on July 22, 2020. Cross River Bank, the originating bank of a significant majority of the loans facilitated through our platform, is chartered in, and operates out of, New Jersey, which generally allows a state-chartered bank and a consumer loan borrower to agree to any rate of interest up to 30% annually.

Certain states have no statutory interest rate limitations on personal consumer loans, while other jurisdictions impose a maximum rate on such loans. In some jurisdictions, the maximum rate may be less than the rates applicable to the loans facilitated through our platform. If the laws of such jurisdictions were found to govern any of the loans facilitated through our platform with rates higher than that jurisdiction’s maximum rate, those loans could be in violation of such laws. This could result in such loans being unenforceable or reduce or extinguish the principal and/or interest (paid or to be paid) on such loans, or result in fees, damages, and penalties.
Out of an abundance of caution, however, we have voluntarily capped the maximum interest rate we will propose for a loan to borrowers in certain states (those where we believe there is a substantial risk of a lawsuit successfully challenging a rate above this cap) beyond the maximum interest rate that our originating bank partners would otherwise be permitted to charge under applicable law.
For further discussion of how the true lender determination is relevant to our business, see the risk factor entitled “Risk Factors — Risks Related to Our Regulatory Environment — If our originating bank partner model is successfully challenged or deemed impermissible, we could be found to be in violation of licensing, interest rate limit, lending, servicing, or brokering laws and face penalties, fines, litigation, or regulatory enforcement.”
U.S. federal consumer protection requirements
We must comply with various federal consumer protection regimes, both as a service provider to our originating bank partners and as an originator with respect to loans we may originate directly, including those set forth in the risk factor entitled “Risk Factors — Risks Related to Our Regulatory Environment — We are subject to various federal and state consumer protection laws.”
We are also subject to regulation by the CFPB under the Dodd-Frank Act and other acts listed above, and we are subject to the CFPB’s enforcement authority with respect to our compliance with these requirements. The CFPB has enforcement authority with respect to the conduct of third parties that provide services to financial institutions. The CFPB has made it clear that it expects non-bank entities to maintain an effective process for managing risks associated with vendor relationships, including compliance-related risks. In connection with this vendor risk management process, we are expected to perform due diligence reviews of potential vendors, review their policies and procedures and internal training materials to confirm compliance-related focus, include enforceable consequences in contracts with vendors regarding failure to comply with consumer protection requirements, and take prompt action, including terminating the relationship, in the event that vendors fail to meet our expectations. The CFPB may request reports concerning our organization, business conduct, markets, and activities, and also conduct on-site examinations of our business on a periodic basis.
The federal regulatory framework applicable to online marketplaces such as our platform is evolving and uncertain, and additional requirements may apply to our business in the future. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance is given that our compliance policies and procedures will be effective or will be adequate as laws change or are applied in a new manner.
Other requirements
In addition to the requirements described above, we are subject to and seek to comply with other state and federal laws and regulations applicable to consumer lending, including additional requirements relating to loan disclosure, credit discrimination, credit reporting, debt collection, and unfair, deceptive, or abusive acts or practices. These laws and regulations may be enforced by state consumer credit regulatory agencies, state attorneys general, the CFPB, and private litigants, among others. Given our novel business model and the subjective nature of some of these laws and regulations, particularly laws regulating unfair, deceptive, or abusive acts or practices, we may become subject to regulatory scrutiny or legal challenge with respect to our compliance with these requirements.
We have policies and procedures designed to prevent the financing of illegal products. As part of our diligence process when vetting new partners, we screen for products that violate the law or are on our prohibited business list in an effort to prevent risk to our consumers, merchants, and the payment system.

Due to our partnership with our originating bank partners, we are subject to pass through compliance obligations related to U.S. anti-money laundering (“AML”) laws and regulations. We have developed and currently operate an AML program designed to prevent our network from being used to facilitate money laundering, terrorist financing, and other financial crimes. Our program is also designed to prevent our products from being used to facilitate business in certain countries or territories, or with certain individuals or entities, including those on designated lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Controls and other U.S. and non-U.S. sanctions authorities. Our AML and sanctions compliance programs include policies, procedures, reporting protocols, and internal controls, including the designation of an AML compliance officer to oversee the programs. Our programs are designed to address these legal and regulatory requirements and to assist in managing risk associated with money laundering and terrorist financing.
We collect, store, use, disclose, transfer, and otherwise process a wide variety of information, including personally identifiable information, for various purposes in our business, including to help ensure the integrity of our services and to provide features and functionality to our consumers and merchants. This aspect of our business, including the collection, storage, use, disclosure, transfer, processing, and protection of the information, including personally identifiable information, we acquire in connection with our consumers’ and merchants’ use of our services, is subject to numerous privacy, cybersecurity, and other laws and regulations in the United States and foreign jurisdictions. Accordingly, we publish our privacy policies and terms of service, which describe our practices concerning the collection, storage, use, disclosure, transmission, processing, and protection of information.
Various regulatory agencies in the United States and in foreign jurisdictions continue to examine a wide variety of issues that are applicable to us and may impact our business. These issues include account management guidelines, antidiscrimination, consumer protection, identity theft, privacy, disclosure rules, electronic transfers, cybersecurity, and marketing. As our business continues to develop and expand, we continue to monitor the additional rules and regulations that may become relevant.
The legal and regulatory framework for privacy and security issues worldwide is rapidly evolving, and, although we endeavor to comply with these laws and regulations and our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. Any actual or perceived failure to comply with legal and regulatory requirements applicable to us, including those relating to privacy or security, or any failure to protect the information that we collect from our consumers and merchants, including personally identifiable information, from cyber-attacks, or any such actual or perceived failure by our originating bank partners, may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate. For an additional discussion on governmental regulation affecting our business, please see the risk factors related to regulation of our business and regulation in the areas of privacy and data use, under the section titled “Risk Factors — Risks Related to Our Regulatory Environment..”
Our originating bank partners also operate in a highly regulated environment, and many laws and regulations that apply directly to our originating bank partners are indirectly applicable to us as a service provider to our originating bank partners.
Intellectual Property
Intellectual property and proprietary rights are important to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand. However, these laws, agreements, and procedures provide only limited protection. As of September 30, 2020, we owned eight registered trademarks and five trademark applications in the United States, six registered trademarks and ten trademark applications in various foreign jurisdictions, and one issued patent and six pending patent applications in the United States.

Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. In addition, aspects of our platform and services include software covered by open source licenses. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.
Although we rely on intellectual property and proprietary rights, including patents, copyrights, trademarks, and trade secrets, as well as contractual protections, in our business, we also seek to preserve the integrity and confidentiality of our intellectual property and proprietary rights through appropriate technological restrictions, such as physical and electronic security measures. We believe that factors such as the technological and creative skills of our personnel and frequent enhancements to our network are also essential to establishing and maintaining our technology leadership position.
See the section titled “Risk Factors” for a more comprehensive description of risks related to our intellectual property and proprietary rights.
Facilities
We lease facilities under operating leases with various expiration dates through 2030, totaling 260,904 rentable square feet. Our corporate headquarters are located in San Francisco, California. We also lease office space in New York City, New York; Pittsburgh, Pennsylvania; Salt Lake City, Utah; and Chicago, Illinois. We do not own any real property. We believe that our facilities are adequate to meet our current needs.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition, or cash flows. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the names, ages and positions of our executive officers and directors to be in place upon the consummation of this offering:
Name	Age	Position
Executive Officers:
Max Levchin	45	Founder, Chief Executive Officer and Chairman of the Board of Directors
Michael Linford	38	Chief Financial Officer
Sharda Caro del Castillo	50	Chief Legal Officer
Silvija Martincevic	41	Chief Commercial Officer
Libor Michalek	47	President, Technology
Sandeep Bhandari	47	Chief Risk and Strategy Officer
Non-Employee Directors:
Jeremy Liew	49	Director
Jeremy G. Philips	48	Director
Christa S. Quarles	47	Director
Keith Rabois	51	Director
Executive Officers
Max Levchin is our Founder and has served as our Chairman and Chief Executive Officer since our founding in 2012. Affirm was spun out of 2012 MRL Investments LLC (f/k/a HVF, LLC) (“HVF”), an exploration company Mr. Levchin founded in 2011 to create and fund companies that leveraged large data sets in new ways. At HVF, Mr. Levchin also founded Glow, a women’s health company, where he remains on the board of directors. Prior to HVF, Mr. Levchin founded and was Chief Executive Officer of Slide, a personal media-sharing service. Slide was acquired by Google in 2010. Slide was created at MRL Ventures Inc. (“MRL”), an earlier exploration company Mr. Levchin founded in 2004, to create and fund companies that leveraged the emergence of social media. At MRL, Mr. Levchin also helped create Yelp Inc., a consumer internet company, where he served as chairman of its board of directors from its founding in 2005 until July 2015. Prior to MRL, Mr. Levchin co-founded PayPal, where he served as Chief Technology Officer from its founding until its sale to eBay in 2003. Mr. Levchin also served on the board for Yahoo! Inc., an internet company, from 2012 until 2015. Mr. Levchin was born in Kiev, Ukraine before moving to the United States and settling in Chicago in 1991. Mr. Levchin holds a B.S. in Computer Science from University of Illinois at Urbana-Champaign, where he founded and led four other technology startups. Mr. Levchin was selected to serve on our board of directors because of the perspective and experience he brings as our Founder and Chief Executive Officer, as well as his experience as a founder of several technology companies.
Michael Linford has served as Chief Financial Officer at Affirm since August 2018. Prior to joining Affirm, from 2015 to 2018, Mr. Linford held various leadership roles at HP Inc. (“HP”), a global provider of personal computing devices, Hewlett Packard Enterprise Company (“HPE”), an enterprise information technology company, and Micro Focus International plc, a software and information technology company, including, most recently, as the Chief Financial Officer of HPE Software and Vice President of M&A Integration at HPE. Prior to HP, Mr. Linford served as a Principal at KKR & Co., a global investment company, focusing on retail and consumer private equity, and as a Business Analyst at McKinsey & Company, focusing on the consumer, retail and energy sectors. Mr. Linford earned a B.S. in Mechanical Engineering with Highest Honors from The University of Texas at Austin.

Sharda Caro del Castillo has served as our Chief Legal Officer, Chief Compliance Officer, and Corporate Secretary since December 2019 and is responsible for our Legal, Compliance, Government Relations and Public Policy teams. Prior to joining Affirm, Ms. Caro del Castillo served in various roles at Airbnb, Inc., an online travel platform, including acting as its Global Head of Payments from March 2018 through June 2019, and General Counsel of Airbnb Payments, Inc. from May 2015 through June 2019. Prior to Airbnb, Ms. Caro del Castillo served as Payments Counsel and subsequently as the Head of Payments at Square, Inc. Ms. Caro del Castillo also worked as Legal Counsel at PayPal and as a Technology Transactions Attorney at Silicon Valley Bank. Ms. Caro del Castillo holds a B.Sc. in Psychology from Santa Clara University and a J.D. from Case Western Reserve University School of Law.
Silvija Martincevic has served as our Chief Commercial Officer since April 2019 and is responsible for commercial, partnership, and marketing strategy. Before joining Affirm, from 2011 until March 2019, Ms. Martincevic served a variety of roles including Chief Operating Officer and Chief Marketing Officer at Groupon Inc.’s international business across Europe, Asia, and Australia. Ms. Martincevic also spent 10 years in the investment management industry managing investments and portfolio risks for large institutions. She co-founded Zenna Financial Services in 2003 and served as its Chief Executive Officer, which was acquired in 2007, and held other senior leadership roles in the investment and hedge fund industry. Ms. Martincevic earned her B.A. in Economics at Beloit College and M.B.A. in Econometrics and Statistics from the Booth School of Business at the University of Chicago.
Libor Michalek has served as our President, Technology since 2018 and leads the Engineering, Applied Machine Learning, Product, Design, Operations, IT, Security, and Analytics teams. Mr. Michalek served as our Chief Technology Officer from 2015 to 2018. Prior to joining Affirm, Mr. Michalek served as an Engineering Director at YouTube and Google. Prior to that, Mr. Michalek served as the Chief Technology Officer of Slide, a personal media-sharing service, which was acquired by Google in 2010. Mr. Michalek has also served in management positions at Topspin, Egroups, Talarian, Thinking Machines Corporation, and the National Center for Supercomputing Applications. Mr. Michalek earned his B.S. in Computer Science from University of Illinois at Urbana-Champaign.
Sandeep Bhandari has served as our Chief Risk and Strategy Officer since 2017 and leads our risk and strategy functions. Before joining Affirm, from 2015 to 2017, Mr. Bhandari served as Chief Credit Officer at LendingClub Corporation (“LendingClub”), an unsecured personal loans marketplace. Prior to LendingClub, from 2000 to 2015, Mr. Bhandari worked across various divisions at Capital One Financial Corporation, including serving as the Assistant Chief Credit Officer for auto and home lending and partner at Capital One Growth Ventures, as well as a variety of roles in strategy development, credit risk management, marketing, product development, and underwriting across consumer credit cards and small business cards. Mr. Bhandari earned his B.Tech in Mechanical Engineering from Indian Institute of Technology in Delhi and his diploma in Management from the Indian Institute of Management in Ahmedabad.
Non-Employee Directors
Jeremy Liew has served as a member of our board of directors since 2013. Mr. Liew has been a Partner at Lightspeed Venture Partners, a venture capital firm, since 2006. Prior to joining Lightspeed, Mr. Liew was an executive at Netscape, AOL, Citysearch and IAC. Mr. Liew graduated with honors with a BSc in mathematics, and a BA in Linguistics, from the Australian National University, and with an M.B.A. from Stanford Business School. Mr. Liew was selected to serve on our board of directors because of his substantial experience in overseeing multiple technology investments and his previous experience as a technology executive.
Jeremy G. Philips has served as a member of our board of directors since 2015. Mr. Philips has served as a General Partner of Spark Capital, a venture capital firm, since 2014. Prior to joining Spark Capital, Mr. Philips served as Chief Executive Officer of Photon Group Limited, a holding company listed on the Australian Securities Exchange. He also held various roles of increasing responsibility with News Corporation, most recently as an Executive Vice President in the Office of the Chairman. He was also Co-Founder and Vice-Chairman of ecorp, a publicly traded technology holding company. Mr. Philips currently also serves on the Board of Directors of TripAdvisor, Inc., where he has served as a director since 2011. Mr. Philips is an adjunct professor at Columbia Business School and holds a B.A. and LL.B. from the University of New

South Wales and an M.P.A. from the Harvard Kennedy School of Government. Mr. Philips was selected to serve on our board of directors due to his financial expertise and his experience as a founder, executive and investor in technology companies.
Christa S. Quarles has served as a member of our board of directors since 2018. Ms. Quarles is currently the Chief Executive Officer and a Board Director of Corel Corporation, a private software company backed by KKR. Prior to joining Corel, Ms. Quarles served as the Chief Executive Officer of OpenTable, Inc., an online restaurant reservation service, from 2015 to 2018. Before OpenTable, Ms. Quarles served as the Chief Business Officer of NextDoor, Inc., a social networking company, from 2014 to 2015. Leading up to NextDoor, Ms. Quarles held positions of increasing responsibility with The Walt Disney Company, including Senior Vice President and General Manager as well as Chief Financial Officer and Head of Business Operations for their Mobile and Social Games division. She came to Disney via its acquisition of Playdom Inc., where she had been its Chief Financial Officer. Ms. Quarles is a member of the board of directors of Kimberly-Clark Corporation, where she has also served as a member of the audit committee since 2016. Ms. Quarles earned her B.S. from Carnegie Mellon University, where she was elected to Phi Beta Kappa, and a M.B.A. from Harvard University. Ms. Quarles was selected to serve on our board of directors due to her financial expertise, her experience on a public company audit committee, and her leadership experience as the Chief Executive Officer of an e-commerce marketplace.
Keith Rabois has served as a member of our board of directors since 2013. Mr. Rabois has been a General Partner at Founders Fund since 2019. Prior to joining Founders Fund, Mr. Rabois served as a Managing Director at Khosla Ventures from 2013 to 2019. Mr. Rabois also served as the Chief Operating Officer of Square, an Executive Vice President of Strategy & Business Development at Slide and as Vice President of Business & Corporate Development at LinkedIn. Mr. Rabois began his career in the industry as a senior executive at PayPal and has also practiced as an attorney at Sullivan & Cromwell. Mr. Rabois earned his B.A. in Political Science from Stanford University and his J.D. from Harvard University. Mr. Rabois was selected to serve on our board of directors due to his experience as an executive of a payment processing platform, his experience as a venture capitalist, and his legal background.
Board Composition
Our business affairs are managed under the direction of our board of directors, which is currently composed of five members.
Pursuant to our current certificate of incorporation and amended and restated voting agreement, our current directors were elected as follows:
•
Mr.  Levchin was elected by the stockholders and designated by the parties to our amended and restated voting agreement as one of the common director designees.

•
Mr. Liew was elected by the stockholders and designated by entities affiliated with Lightspeed Venture Partners.

•
Mr. Philips was elected by the stockholders and designated by entities affiliated with Spark Capital.

•
Ms.  Quarles was elected by the stockholders and designated by the parties to our amended and restated voting agreement (excluding the holders of the Series E redeemable convertible preferred stock) as one of the independent director designees.

•
Mr. Rabois was elected by the stockholders and designated by entities affiliated with Khosla Ventures.

Our amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal. After this offering, the number of directors may be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering.

Our amended and restated certificate of incorporation will provide that, immediately upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:
•
the Class I director will be Mr. Philips, and his term will expire at the first annual meeting of stockholders held after the completion of this offering;

•
the Class II directors will be Ms. Quarles and Mr. Rabois, and their terms will expire at the second annual meeting of stockholders held after the completion of this offering; and

•
the Class III directors will be Mr. Levchin and Mr. Liew, and their terms will expire the third annual meeting of stockholders held after the completion of this offering.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment, and affiliations, our board of directors has determined that each of Mr. Liew, Mr. Philips, Ms. Quarles, and Mr. Rabois does not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Our board of directors will establish an audit committee, a compensation committee, and a nominating and governance committee prior to the completion of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
The members of our audit committee will be Ms. Quarles (Chair), Mr. Rabois, and          . Our board of directors has determined that each member of the audit committee is an independent director under Nasdaq listing standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors also has determined that Ms. Quarles is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.
The purpose of the audit committee is to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) our accounting and financial reporting processes, (2) the quality and integrity of our financial statements and the auditing of our financial statements, (3) our compliance with legal and regulatory requirements, (4) our independent registered public accounting firm’s qualifications and independence, (5) the performance of our internal audit function, and (6) the appointment, compensation, retention, oversight and performance of our independent registered public accounting firm. The audit committee also will perform any other functions that may be assigned by applicable law, our certificate of incorporation or bylaws, or our board of directors from time to time.
The written charter for the audit committee will be available on our website. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
Compensation Committee
The members of our compensation committee will be Mr. Liew (Chair), Ms. Quarles, and          . Our board of directors has determined that each member of the compensation committee is independent under Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. In arriving at these determinations, our board of directors has examined all factors relevant to determining whether any compensation committee member has a relationship to Affirm that is material to that member’s ability to be independent from management in connection with carrying out such member’s duties as a compensation committee member.
The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) evaluating and reviewing the goals, objectives, plans, policies, and programs applicable to the compensation of our chief executive officer, certain of our other senior executives, and non-employee members of our board of directors, (2) administering our incentive compensation plans and equity-based compensation plans, (3) reviewing and making recommendations to our board of directors regarding the performance and compensation of our chief executive officer, (4) reviewing and approving the compensation of certain of our other senior executives, and (5) any other matters that may be assigned by applicable law, our certificate of incorporation or bylaws, or our board of directors from time to time.
The written charter for the compensation committee will be available on our website. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
Nominating and Governance Committee
The members of our nominating and governance committee will be Mr. Liew (Chair), Mr. Philips, and          . Our board of directors has determined that each member of the nominating and governance committee is independent under Nasdaq listing standards.
The purpose of our nominating and governance committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying, evaluating, and recommending individuals qualified to become new board members, consistent with criteria approved by our board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection at the next annual meeting of stockholders, (3) recommending that the board of directors select the director nominees for the next annual meeting of stockholders, (4) identifying, evaluating, and recommending board members qualified to serve on any board committee and recommending that our board of directors appoint the identified member or members to the applicable committee, (5) reviewing and recommending to our board of directors corporate governance principles applicable to us, (6) overseeing the evaluation of our board of directors, and (7) any other matters that are specifically delegated to the committee by our board of directors from time to time.
The written charter for the nominating and governance committee will be available on our website. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
Code of Ethics
Upon consummation of this offering, our board of directors will adopt a code of ethics and conduct that is applicable to all of our employees, officers, and directors, including our chief executive and senior financial officers. The code of ethics and conduct will be available on our website. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
We discuss below the compensation awarded to, earned by, or paid to the following three executive officers, who we have determined to be our named executive officers, or NEOs, for the fiscal year ended June 30, 2020. For the fiscal year ended June 30, 2020, our NEOs are our Chief Executive Officer and our next two most highly compensated executive officers other than our Chief Executive Officer who were serving as executive officers as of June 30, 2020.
Named Executive Officers for Fiscal Year Ended June 30, 2020
Max Levchin – Chief Executive Officer Sharda Caro del Castillo – Chief Legal Officer Libor Michalek – President, Technology
Fiscal Year Ended June 30, 2020 Summary Compensation Table
The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for fiscal year ended June 30, 2020.
Name and Principal Position	Fiscal Year Ended June 30,	Salary ($)	Bonus ($)(6)	Option Awards ($)(1)	Total ($)
Max Levchin Chief Executive Officer	2020	10,000	—	—	10,000
Sharda Caro del Castillo(2)(3) Chief Legal Officer	2020	233,884	—	2,545,920	2,779,804
Libor Michalek(4) President, Technology	2020	373,333	—	1,906,680	2,280,013
Michael Linford(5) Chief Financial Officer	2020	373,333	45,000	—	418,333

(1)
The amounts reported represent the aggregate grant date fair value of the stock options awarded to the named executive officers during the fiscal year ended June 30, 2020, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these awards and does not correspond to the actual economic value that may be received by the named executive officer upon the sale of any of the underlying shares of Class A common stock.

(2)
Ms. Caro del Castillo joined the Company as Chief Legal Officer in November 2019.

(3)
Ms. Caro del Castillo’s annual base salary was increased from $365,000 to $385,000 effective on February 1, 2020.

(4)
Mr. Michalek’s annual base salary was increased from $365,000 to $385,000 effective on February 1, 2020.

(5)
Mr. Linford was not a named executive officer for the fiscal year ended June 30, 2020 as a result of the company’s status as an emerging growth company and disclosure is being provided voluntarily.

(6)
The bonus amount provided to Mr. Linford represents his $45,000 relocation bonus.

Outstanding Equity Awards as of June 30, 2020
The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of June 30, 2020:
			Option Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Sharda Caro del Castillo	12/17/2019(2)	11/19/2019	—	800,000	8.80	12/16/2029
Libor Michalek	05/29/2015(3)	11/01/2016	298,077	—	1.30	05/28/2025
	05/29/2015(4)	01/05/2016	76,923	—	1.30	05/28/2025
	11/17/2017(5)	10/09/2017	266,666	133,334	2.04	11/16/2027
	12/17/2019(5)	12/04/2019	75,000	525,000	8.80	12/16/2029
Michael Linford(6)	08/27/2018(2)	08/27/2018	683,100	807,300	5.39	08/26/2028

(1)
All of the outstanding stock options were granted under our Amended and Restated 2012 Stock Plan and represent options to purchase shares of our Class A common stock.

(2)
Vests with respect to 1∕4 of the shares of our Class A common stock underlying the stock option on the one-year anniversary of the vesting commencement date and the remaining 3∕4 of the shares underlying the option vest in equal monthly installments over the subsequent three years, in each case subject to continued service.

(3)
Vests monthly in equal installments from the vesting commencement date until January 1, 2020.

(4)
Vests monthly in equal installments from the vesting commencement date until November 1, 2016.

(5)
Vests monthly at the rate of 1/48 of the shares of our Class A common stock underlying the stock option following the vesting commencement date, subject to continued service.

(6)
Mr. Linford was not a named executive officer for the fiscal year ended June 30, 2020 as a result of the company’s status as an emerging growth company and disclosure is being provided voluntarily.

New Equity Awards
In connection with the offering, we are making additional equity grants to key executive officers, including two of our named executive officers, Sharda Caro del Castillo and Libor Michalek, as well as other non-NEOs, including Michael Linford, our Chief Financial Officer, to ensure the executive team has aligned long-term incentives and to retain our executive team during and through our IPO. Ms. Caro del Castillo, Mr. Michalek and Mr. Linford will receive these equity grants in December 2020, as provided in the table below.
Executive Officer	Option Shares (#)	Restricted Stock Units (#)
Sharda Caro del Castillo	289,286	73,470
Libor Michalek	443,571	112,653
Michael Linford	347,143	88,163
These equity grants will vest over four and one-half years, commencing as of January 1, 2021. The first 5% of each grant will vest after six months, and the remainder of each grant will vest in quarterly installments over the remaining four years, in annual aggregate amounts equal to 15%, 20%, 30% and 30%, respectively, subject to the executive officer’s continued employment with our company as of each vesting date.

New Chief Executive Officer Compensation
In preparing for the initial public offering of our common stock, in November 2020, our board of directors made significant changes intended to provide a meaningful incentive to Max Levchin, our Chief Executive Officer, for his continued leadership of our company.
Our board of directors worked closely with its compensation consultant, Compensia, to design a compensation construct for Mr. Levchin that aligns his compensation with the long-term interests of all stakeholders, requires the achievement of sustained and significant high performance levels while not encouraging short-term gains through risk taking, incentivizes long-term performance beyond typical market pay constructs, promotes transparency with simple design and full disclosure, and is equitable and justifiable to Mr. Levchin and all of our stakeholders. In designing the compensation program for Mr. Levchin, our board of directors considered Mr. Levchin’s sustained and unparalleled leadership since the inception of Affirm and the comparatively modest level of cash compensation he has received from us, and that he does not hold any unvested equity awards.
Our board of directors determined to provide nearly 100% of Mr. Levchin’s direct compensation in the form of equity incentives. Under this approach, and based on the considerations described above, the board of directors will keep Mr. Levchin’s base salary at $10,000, set his target bonus at 0%, and grant him a long-term, multi-year performance-based stock option providing him with the opportunity to earn the ability to purchase up to 12,500,000 shares of our Class A common stock (the “Value Creation Award”). The Value Creation Award will only be earned, if at all, in the event the price of our Class A common stock attains stock price hurdles that are significantly in excess of the Company’s current valuation, over a period of five years, subject to Mr. Levchin’s continued service to the company. The per share exercise price of the Value Creation Award is equal to the price to the public of our Class A common shares as determined by the board of directors or a committee thereof in connection with the company’s entering into the underwriting agreement for the offering.
Our board of directors believes that this Value Creation Award is designed to further the long-term interests of all stakeholders by deferring the realization of meaningful value until the company, under Mr. Levchin’s leadership, delivers sustained and significant high performance levels as described in more detail below. Under Mr. Levchin’s leadership over the last decade, the company’s revenues have grown to $509.5 million during the fiscal year ended June 30, 2020, and the board of directors believes that it is important to continue to retain and motivate Mr. Levchin to lead the company over the next five years based on this history of exceptional performance. Our board of directors intends for the Value Creation Award to be the exclusive equity award that Mr. Levchin will receive through the 5th anniversary of the date of grant. The size of the Value Creation Award was determined after consideration of similar equity awards to CEO/founders of privately held and publicly traded technology companies, including those with founder CEOs with significant fully vested equity holdings such as Mr. Levchin.
The Value Creation Award is divided into ten tranches which Mr. Levchin may earn by satisfying a performance condition within a five-year period from the date of grant. Once earned as a result of satisfying the performance condition, the earned tranche of Mr. Levchin’s Value Creation Award becomes vested and exercisable upon Mr. Levchin satisfying a time condition. The performance condition for each tranche will be satisfied on the date the 90 average trading day volume weighted share price of the company’s Class A common stock exceeds the stock price hurdle, based on a target percentage of growth from the IPO price, as provided in the table below.
Tranche	Option Shares (#)	Stock Price Hurdle (% Growth)
1	1,000,000	34%
2	1,000,000	68%
3	1,000,000	102%
4	1,000,000	136%
5	1,000,000	170%
6	1,000,000	203%

Tranche	Option Shares (#)	Stock Price Hurdle (% Growth)
7	1,000,000	237%
8	1,000,000	271%
9	2,250,000	406%
10	2,250,000	659%
Each stock price hurdle will be equitably adjusted to reflect any stock splits, stock dividends or other restructurings impacting our Class A common stock. Any portion of the Value Creation Award that has not been earned by the fifth anniversary of the grant date will be forfeited. To the extent earned based on the stock price hurdles set forth above, the Value Creation Award will vest and become exercisable over a five year period commencing on the date of grant, subject to Mr. Levchin’s continued service to the company, in annual amounts equal to 15%, 15%, 20%, 25% and 25%, respectively.
In the event of Mr. Levchin’s termination of employment effected by the company without cause, or for death or disability, Mr. Levchin (or his estate, as applicable) will retain that portion of the award which has been earned as of his termination, which will be vested based on the vesting schedule described above, and all unearned awards will be forfeited. In the event of Mr. Levchin’s transition out of the chief executive officer role into another full-time C-level role at our company or into service as chair of our board of directors, the Value Creation Award will remain outstanding and eligible to be earned and become vested. In the event of a change of control of our company, no accelerated vesting for any tranches will occur solely as a result of the change of control and the Value Creation Award will be earned based on attainment of the stock price hurdles in connection with such transaction. In the event of Mr. Levchin’s termination of employment effected by the company for cause, no accelerated vesting for any tranches will occur and all unearned awards will be forfeited.
In addition to the performance and vesting conditions described above, the Value Creation Award requires that Mr. Levchin retain and hold any shares acquired upon exercise of the Value Creation Award (net of amounts sold to satisfy tax obligations) for a period of at least 12 months while he is still providing services to the company. Further, the Value Creation Award and proceeds received by Mr. Levchin in connection with the sale of shares acquired under the Value Creation Award are subject to “clawback” by the company in the event Mr. Levchin engages in material misconduct while providing services to the company.
Potential Payments upon a Termination or Change of Control
Officer Severance Plan
Prior to the completion of this offering, we anticipate adopting an officer severance plan for certain of our officers, including our named executive officers, that provides for severance pay and benefits upon a qualifying termination of employment.
Generally, if a named executive officer’s employment is terminated for any reason other than for cause, death or disability within three months prior to or 12 months following the consummation of a change of control, which such period is referred to as the change of control period, or if the named executive officer resigns for good reason within the change in control period, then the officer severance plan provides for such named executive officer to receive:
(1)   a lump sum payment equal to the participant’s annual base salary, as in effect immediately prior to the participant’s termination, multiplied by 150% for our Chief Executive Officer and 100% for each of our other named executive officers;
(2)   a lump sum payment equal to the amount of the participant’s target annual bonus, if any, as in effect for the fiscal year in which his or her termination of employment occurs;
(3)   payment or reimbursement of the cost of post-termination continued health benefits for a period of up to 18 months for our Chief Executive Officer and up to 12 months for each of our other named executive officers; and

(4)   All of the then-unvested shares subject to each participant’s then-outstanding time-based equity awards will immediately vest.
Generally, if a named executive officer’s employment is terminated for any reason other than for cause, death or disability outside of a change of control period, or, in the case of our Chief Executive Officer only, the named executive officer resigns for good reason outside of a change in control period, then the officer severance plan provides for such named executive officer to receive:
(1)   a lump sum payment equal to the participant’s annual base salary, as in effect immediately prior to the participant’s termination, multiplied by 100% for our Chief Executive Officer and 50% for each of our other named executive officers; and
(2)   payment or reimbursement of the cost of post-termination continued health benefits for a period of up to 12 months for our Chief Executive Officer and six months for each of our other named executive officers; and
In order to receive severance benefits under the officer severance plan, a participant must timely execute and not revoke a release of claims in favor of us. In addition, the officer severance plan provides that, if any payment or benefits to a participant, including the payments and benefits under the officer severance plan, would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code and would therefore be subject to an excise tax under Section 4999 of the Internal Revenue Code, then such payments and benefits (1) will be reduced to the extent necessary so that no amount is subject to the excise tax, or (2) not reduced, whichever, after taking into account all applicable federal, state and local employment and income taxes and the excise tax, results in the participant’s receipt, on an after-tax basis, of the greater payments and benefits.
For purposes of the officer severance plan, “cause” means any of the following reasons (with any references to us interpreted to include any subsidiary or affiliate of ours):
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willful conduct by the participant constituting a material act of misconduct in connection with the performance of the participant’s duties, including, without limitation, misappropriation of funds or property of us or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of our property for personal purposes;

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the conviction of, or plea of guilty or no contest to, any felony or any crime involving moral turpitude, deceit, dishonesty or fraud, or any conduct by the participant that would reasonably be expected to result in material injury or reputational harm to us or any of its subsidiaries and affiliates if the participant was retained in the participant’s position;

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continued non-performance by the participant of his or her duties to us (other than by reason of his or her physical or mental illness, incapacity or disability) which has continued for 30 days following written notice of such non-performance from us;

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a breach by the participant of any of the provisions contained in any confidentiality, invention assignment or similar agreement with us;

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a material violation by the participant of our written employment policies; or

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the participant’s failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by us to cooperate, or the participant’s willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

For purposes of the officer severance plan, “good reason” means the participant’s termination of his or her employment after the occurrence of one or more of the following events:
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a material diminution in the participant’s responsibilities, authority or duties (other than a change in reporting relationship or title);

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a material reduction in the participant’s base salary except for across-the-board salary reductions similarly affecting all or substantially all management employees;

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a relocation of the office at which the participant is principally employed to a location more than 35 miles from such office; or

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the failure of any successor to the Company to assume and agree to be bound by the terms and conditions of the officer severance plan.

In order for the participant’s termination of his or her employment to be for good reason, the participant must reasonably determine in good faith that a “good reason” condition has occurred and not terminate his or her employment with us without first providing us with written notice of occurrence of the condition within 30 days of the occurrence of the condition and cooperating in good faith for a cure period of 30 days following the date of the written notice to remedy that condition. If the condition continues to exist following the expiration of the 30-day cure period, the participant must terminate his or her employment and provide written notice of such termination to us within 30 days after the end of that cure period.
Equity Incentive Plans
Affirm Holdings, Inc. Amended and Restated 2012 Stock Plan
Prior to the completion of this offering, our board of directors intends to amend and restate our Amended and Restated 2012 Stock Plan, as amended and restated February 13, 2020 (the “Pre-IPO Stock Plan”). We expect that our stockholders will approve the amendment and restatement of the Affirm Holdings, Inc. Amended and Restated 2012 Stock Plan (the “Post-IPO Stock Plan”) and that the Post-IPO Stock Plan will be effective on the business day immediately prior to the effective date of our registration statement related to this offering. Our Post-IPO Stock Plan will terminate ten years from the date such plan is adopted, unless terminated earlier by our board of directors. Our Post-IPO Stock Plan will allow for the grant of incentive stock options to employees, including the employees of any subsidiary, and for the grant of nonstatutory stock options, restricted stock awards, RSUs, and other equity-based or cash-based awards to employees, directors, and consultants, including employees and consultants of any parent, subsidiary, or affiliate.
Authorized Shares.   The maximum number of shares of our Class A common stock that may be issued under our Post-IPO Stock Plan is 118,374,202. The maximum number of shares of Class A our common stock that may be issued on the exercise of incentive stock options under our Post-IPO Stock Plan is also 118,374,202. Shares subject to awards granted under our Post-IPO Stock Plan that expire, are forfeited, are retained by us in order to satisfy any exercise price or any tax withholding, are repurchased by the company at their original purchase price, or are settled in cash do not reduce the number of shares available for issuance under our Post-IPO Stock Plan. Further, shares of our Class A common stock covered by awards granted in connection with the assumption, replacement, conversion, or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger shall not reduce the number of shares available for issuance under our Post-IPO Stock Plan.
In addition, the number of shares of our Class A common stock reserved for issuance under our Post-IPO Stock Plan will automatically increase on the first day of each fiscal year, for a period of not more than ten years from the date the Post-IPO Stock Plan is approved by the stockholders of the Company, commencing on July 1, 2021 and ending on (and including) July 1, 2030, in an amount equal to five percent (5%) of the total number of shares of our capital stock outstanding on the last day of the calendar month prior to the date of such automatic increase. Notwithstanding the foregoing, our board of directors may act prior to the first day of a given fiscal year to provide that there will be no automatic increase, or that the increase for such year will be a lesser number of shares than would otherwise occur pursuant to the preceding sentence.
Non-Employee Director Compensation Limit.   The maximum number of shares of our Class A common stock subject to stock awards (and of cash subject to cash-based awards) granted under our Post-IPO Stock Plan or otherwise during a given year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such year for service on our board of directors, will not exceed $650,000 in total value; provided, however, that such maximum will instead be $1,000,000 for the first year in which a non-employee director serves on our board of directors (or the second year, if such non-employee director does not receive any awards under our Post-IPO Stock Plan during the first year).

Plan Administration.   Our board of directors or its committee, acting as the plan administrator, will administer our Post-IPO Stock Plan and the awards granted under it. The plan administrator may also delegate to any of our officers the authority to award options under our Post-IPO Stock Plan to employees (other than officers), and to otherwise administer our Post-IPO Stock Plan, within parameters specified by the plan administrator. Under our Post-IPO Stock Plan, the plan administrator has the authority to determine and amend the terms of awards and the applicable award agreements, including:
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selecting the employees, consultants or directors to receive such awards;

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determining the fair market value of shares of our Class A common stock underlying such awards and setting the exercise or purchase price of such awards, if any;

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setting the number of shares or amount of cash subject to each such award;

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determining the vesting conditions applicable to each such award, and providing for the acceleration of awards in its discretion;

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providing for the accrual of dividends or dividend equivalents on awards (provided that no payment in respect thereof may be made prior to the vesting of an award);

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determining whether all or a portion of an equity-based award should be settled in cash instead of in shares of our Class A common stock; and

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amending the terms of outstanding awards, with the consent of any recipient whose rights would be materially and adversely affected by such amendment, including adjusting the vesting of an award, reducing the exercise price of a stock option, or canceling stock options in exchange for stock options with a lower exercise price, restricted stock awards, RSUs, cash, or other property.

Stock Options.   Incentive stock options and nonstatutory stock options are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of our Post-IPO Stock Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under our Post-IPO Stock Plan vest based on vesting criteria specified in the stock option agreement as determined by the plan administrator.
Restricted Stock Unit Awards.   RSUs are granted under restricted stock unit award agreements adopted by the plan administrator. An RSU may be settled by cash, delivery of stock, or a combination of cash and stock as deemed appropriate by the plan administrator. RSUs granted under our Post-IPO Stock Plan vest based on vesting criteria specified in the restricted stock unit award agreement as determined by the plan administrator. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU at the discretion of the plan administrator.
Restricted Stock Awards.   Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for services or may be offered by the plan administrator for purchase. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right (at the original purchase price).
Other Awards.   The plan administrator may grant other cash-based, equity-based, or equity related awards. The plan administrator will set the number of shares or the amount of cash under the award and all other terms and conditions of such awards. Such other awards granted under our Post-IPO Stock Plan vest based on vesting criteria specified in the award agreement as determined by the plan administrator.
Changes to Capital Structure.   In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, proportionate adjustments will be made to (1) the number and class of shares available for issuance under our Post-IPO Stock Plan (including pursuant to incentive stock options), and (2) the number and class of shares, and the exercise price, strike price, or repurchase price, if applicable, of all outstanding awards.

Corporate Transactions.   Our Post-IPO Stock Plan provides that in the event of certain specified significant corporate transactions, generally including (1) a sale of all or substantially all of our assets, (2) a merger, consolidation, or other similar transaction of the company with or into another entity, (3) a person or group becoming the beneficial owner of more than 50% of our then outstanding voting power (subject to certain exclusions), or (4) a change in control, each outstanding award will be treated as the plan administrator determines. Such determination may, without limitation, provide for one or more of the following: (i) the assumption, continuation or substitution of such outstanding awards by the company, the surviving corporation, or its parent, (ii) the cancellation of such awards in exchange for a payment to the recipients equal to the excess of the fair market value of the shares subject to such awards over the exercise price of such awards (if any), or (iii) the opportunity for optionholders to exercise their options prior to the occurrence of the corporate transaction and the termination (for no consideration) upon the consummation of such corporate transaction of any options not exercised prior thereto. The plan administrator is not obligated to treat all awards (or portions thereof), even those that are of the same type, or all recipients, in the same manner and is not obligated to obtain the consent of any recipient to effectuate the treatment described above.
Transferability.   Under our Post-IPO Stock Plan, awards are generally not transferable (other than by will or the laws of descent and distribution), except as otherwise provided under our Post-IPO Stock Plan or the applicable award agreements.
Plan Amendment or Termination.   Our board of directors has the authority to amend or terminate our Post-IPO Stock Plan, although certain material amendments would require the approval of our stockholders, and amendments that would materially and adversely affect the rights of any recipient would require the consent of such recipient with respect to his or her awards.
Affirm Holdings, Inc. 2020 Employee Stock Purchase Plan
Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, the Affirm Holdings, Inc. 2020 Employee Stock Purchase Plan (“ESPP”). No awards may be granted under our ESPP prior to the completion of this offering. The ESPP permits our employees to contribute between one percent (1%) and twenty-five percent (25%) of base salary to purchase our shares at a discount. Our board of directors may at any time and for any reason terminate or amend the ESPP. The purpose of our ESPP is to facilitate our employees’ participation in the ownership and economic progress of Affirm by providing our employees with an opportunity to purchase shares of our common stock.
Authorized Shares.   Subject to adjustment, 6,389,958 shares of our Class A common stock are available for sale under the ESPP.
In addition, the number of shares of our Class A common stock reserved for issuance under our ESPP will automatically increase on the first day of each fiscal year, for a period of not more than ten years from the date the ESPP is approved by our stockholders, commencing on July 1, 2021, and ending on (and including) July 1, 2030, in an amount equal to the lesser of (i) one percent (1%) of the total number of shares of our capital stock outstanding on the last day of a given year; (ii) 18,000,000 shares of Class A common stock; and (iii) such lesser number of shares as determined by our board of directors at any time prior to the first day of a given year.
Administration.   Our board of directors or a committee of members of the board will administer the ESPP and will have full and exclusive authority to:
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construe, interpret and apply the terms of the ESPP;

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determine eligibility (subject to Section 423 of the Internal Revenue Code); and

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adjudicate all disputed claims filed under the ESPP.

Eligibility.   Our employees who are employed on the first day of any offering period, may participate in the ESPP, except that no employee will be eligible to participate in the ESPP if, immediately after the grant of an option to purchase shares under the ESPP, that employee would own 5% of the total combined voting power or value of all classes of our common stock. In addition, employees who are citizens or residents of a foreign jurisdiction will be prohibited from participating in the ESPP if the grant of an option to such employees would be prohibited under the laws of such foreign jurisdiction or if compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Internal Revenue Code.
Participation.   In order to participate in the ESPP, an employee who is eligible at the beginning of an offering period will authorize payroll deductions between one percent (1%) and twenty-five percent (25%) of base salary on an after-tax basis for each pay date during the offering period. A participant may not make any separate cash payment into his or her account, but may alter the amount of his or her payroll deductions during an offering period and may withdraw from participation.
No participant may accrue options to purchase shares of our Class A common stock at a rate that exceeds $25,000 in fair market value of our Class A common stock (determined as of the first day of the offering period during which such rights are granted) for each year in which such rights are outstanding at any time.
Offering Periods.   The ESPP provides for consecutive offering periods , which will commence at such time and be of such duration not to exceed twenty‑seven (27) months, as determined by the plan administrator prior to the start of the applicable offering period, with purchases being made on the last trading day of each offering period. The initial offering period under the ESPP will commence after the effective date of our registration statement related to this offering, on a date to be determined by the plan administrator.
Purchases.   On the last day of an offering period, also referred to as the exercise date, a participant’s accumulated payroll deductions are used to purchase shares of our Class A common stock. The maximum number of full shares subject to option shall be purchased for such participant at the applicable purchase price with the accumulated payroll deductions (and contributions) in his or her account.
Participants are not entitled to any dividends or voting rights with respect to options to purchase shares of our Class A common stock under the ESPP. Shares received upon exercise of an option shall be entitled to receive dividends on the same basis as other outstanding shares of our Class A common stock.
Withdrawal and Termination of Employment.   A participant can withdraw all, but not less than all, of the payroll deductions and other contributions credited to his or her account for the applicable offering period by delivery of notice prior to the exercise date for such offering period. If a participant’s employment is terminated on or before the exercise date (including due to retirement or death), the participant will be deemed to have elected to withdraw from the ESPP, and the accumulated payroll deductions held in the participant’s account will be returned to the participant or his or her beneficiary (in the event of the participant’s death).
Adjustments upon Changes in Capitalization and Certain Transactions.   In the event of a merger, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or other similar transaction, or other change in corporate structure affecting shares of our Class A common stock or their value, our board of directors, in its sole discretion, is authorized to take action to:
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terminate outstanding options in exchange for an amount of cash equal to the amount that would have been obtained if such options were currently exercisable;

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provide for the assumption of outstanding options by a successor or survivor corporation (or a parent or subsidiary) or the substitution of similar rights covering such successor or survivor (or a parent or subsidiary);

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make adjustments to the number and type of common stock subject to outstanding options under the ESPP or to the terms and conditions of outstanding options and options which may be granted in the future; and/or

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shorten the offering period then in progress and set as the new exercise date the date immediately prior to the date of any transaction or event described above and provide for necessary procedures to effectuate such actions.

Amendment and Termination.   Our board of directors may amend, alter, suspend, discontinue, or terminate the ESPP at any time and for any reason, except that our board of directors may not, without stockholder approval, increase the maximum number of shares of Class A common stock that may be issued under the ESPP (except pursuant to or in connection with a change in capitalization or other transaction summarized above). Except as required to comply with Section 423 of the Internal Revenue Code, as required to obtain a favorable tax ruling from the Internal Revenue Service, or as specifically provided in the ESPP, no such amendment, alteration, suspension, discontinuation, or termination of the ESPP may be made to an outstanding option which adversely affects the rights of any participant without the consent of such participant.
U.S. Federal Income Tax Consequences.   The ESPP and the options to purchase shares of our Class A common stock granted to participants under the ESPP are intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon a sale or other disposition of the shares, the participant’s tax consequences will generally depend upon his or her holding period with respect to the shares. If the shares are sold or disposed of more than two years after the first day of the relevant offering period and one year after the date of acquisition of the shares, the participant will recognize ordinary income equal to the lesser of (1) an amount equal to 15% of the fair market value of the shares as of the date of option grant or (2) the excess of the fair market value of the shares at the time of such sale or disposition over the exercise price of the option. Any additional gain on such sale or disposition will be treated as long-term capital gain. We are generally not allowed a tax deduction for such ordinary income or capital gain.
If shares are disposed of before the expiration of these holding periods, the difference between the fair market value of such shares at the time of purchase and the exercise price will be treated as income taxable to the participant at ordinary income rates in the year in which the sale or disposition occurs, and we will generally be entitled to a tax deduction in the same amount in such year.
401(k) Plan
We maintain a tax-qualified 401(k) retirement plan for eligible U.S. employees. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Internal Revenue Code limits. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Internal Revenue Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.
Fiscal Year Ended June 30, 2020 Director Compensation Table
The following table sets forth information regarding compensation earned by or paid to our directors for the fiscal year ended June 30, 2020, excluding the NEOs for whom we provided compensation disclosure in the Summary Compensation Table.
Other than as set forth in the table, during the fiscal year ended June 30, 2020, we did not provide any other compensation to the non-employee members of our board of directors.
Name	Option awards(1)(2) ($)	Total ($)
Jeremy Liew	—	—
Jeremy Philips	—	—
Christa Quarles	751,307	751,307
Keith Rabois	—	—
Brian Singerman(3)	—	—
Joshua Kushner(4)	—	—

(1)
The amounts reported represent the aggregate grant date fair value of the stock options awarded to non-employee directors during the fiscal year ended June 30, 2020, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these awards and does not correspond to the actual economic value that may be received by the non-employee director upon the sale of any of the underlying shares of Class A common stock.
(2)
Other than Ms. Quarles, no non-employee director held any outstanding stock options or stock awards as of June 30, 2020. In connection with the commencement of her service as a non-employee director in 2018, on October 15, 2019, the Company granted Ms. Quarles options to purchase an aggregate of 241,780 shares of Class A common stock. Those options vest monthly at the rate of 1/24 of the shares of our Class A common stock underlying the options following the December 31, 2018 vesting commencement date, subject to Ms. Quarles continued service as a director. All of those options remained outstanding as of June 30, 2020.

(3)
Mr. Singerman resigned from the board of directors on November 15, 2020.

(4)
Mr. Kushner resigned from the board of directors on October 1, 2020.

Non-Employee Director Compensation
In November 2020, our board of directors approved the following compensation for non-employee directors:
Equity Compensation
Each person serving as a non-employee director at the time of such approval received an award of RSUs for Class A common stock having a value of $200,000 as determined in accordance with the Pre-IPO Stock Plan. Each such RSU grant will vest on the earlier of (i) the date of our next annual meeting of our stockholders (or the date immediately prior to our next annual meeting of our stockholders if the non-employee director’s service as a director ends at such meeting due to the director’s failure to be re-elected or the director not standing for re-election); or (ii) the first anniversary of the date of grant.
Each new non-employee director who joins our board of directors will receive an initial grant of RSUs for Class A common stock having a value of $500,000 as determined in accordance with the Pre-IPO Stock Plan or the Post-IPO Stock Plan, as applicable on the date of grant. Each such initial RSU grant will vest annually over three years.
At each annual meeting of our stockholders, each person who is then a non-employee director will receive an award of RSUs for Class A common stock having a value of $200,000 as determined in accordance with the Post-IPO Stock Plan. Each such annual RSU grant will vest on the earlier of (i) the date of the following year’s annual meeting of our stockholders (or the date immediately prior to the next annual meeting of our stockholders if the non-employee director’s service as a director ends at such meeting due to the director’s failure to be re-elected or the director not standing for re-election); or (ii) the first anniversary of the date of grant.
All RSUs granted to non-employee directors as described above will vest in full immediately prior to, but conditioned upon, the consummation of a change in control.
Cash Compensation
In addition, each non-employee director is entitled to receive the following cash compensation for service on our board of directors and its committees:
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$45,000 annual cash retainer for service as a board member (which each non-employee may elect to receive in RSUs rather than in cash);

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$12,500 annual cash retainer for service as a member of the audit committee and $25,000 annual cash retainer for service as chair of the audit committee (in lieu of the committee member service retainer);

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$9,000 annual cash retainer for service as a member of the compensation committee and $18,000 annual cash retainer for service as chair of the compensation committee (in lieu of the committee member service retainer); and

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$5,000 annual cash retainer for service as a member of the nominating and governance committee and $10,000 annual cash retainer for service as chair of the nominating and governance committee (in lieu of the committee member service retainer).

The annual cash compensation amounts are payable in equal quarterly installments in arrears following the end of each quarter in which the service occurred, pro-rated for any partial quarters.
Expenses
We will reimburse each non-employee director for ordinary, necessary, and reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in meetings of our board of directors and any committee of the board.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, the following is a summary of transactions since June 30, 2017 in which we participated or will participate, in which:
•
the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons (each, a “related person”), had or will have a direct or indirect material interest.

Other than as described below under this section titled “Certain Relationships and Related Party Transactions,” since June 30, 2017, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related person where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Equity Financings
Series E Redeemable Convertible Preferred Stock Financing
We sold an aggregate of 21,391,882 shares of our Series E redeemable convertible preferred stock, at a purchase price of $11.34 per share, for an aggregate purchase price of $242,596,777, pursuant to our Series E redeemable convertible preferred stock financing, which had its initial closing on December 6, 2017. The following table summarizes purchases of our Series E redeemable convertible preferred stock by our directors, executive officers, and holders of more than 5% of our capital stock and their affiliated entities.
Stockholder	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Founders Fund(1)	1,058,145	$11,999,999
Entities affiliated with Lightspeed Venture Partners(2)	439,608	4,985,418
Max Levchin(3)	401,111	4,548,839
Entities affiliated with Spark Capital(4)	217,952	2,471,706
Entities affiliated with Jasmine Ventures(5)	13,226,812	149,999,984
Entities affiliated with Khosla Ventures(6)	412,400	4,676,863

(1)
Consists of The Founders Fund V, LP, The Founders Fund V Principals Fund, LP, The Founders Fund V Entrepreneurs Fund, LP, The Founders Fund VI, LP, The Founders Fund VI Principals Fund, LP, and The Founders Fund VI Entrepreneurs Fund, LP. Brian Singerman, a former member of our board of directors, is a general partner at Founders Fund. Keith Rabois, a member of our board of directors, is a general partner at Founders Fund.

(2)
Consists of Lightspeed Venture Partners Select II, L.P. Jeremy Liew, a member of our board of directors, is a partner at Lightspeed Venture Partners.

(3)
Max Levchin is our Chief Executive Officer and the Chairman of our board of directors.

(4)
Consists of Spark Capital Growth Fund, L.P. and Spark Capital Growth Founders’ Fund, L.P. Jeremy Philips, a member of our board of directors, is a partner at Spark Capital.

(5)
Consists of Jasmine Ventures Pte Ltd.

(6)
Consists of Khosla Ventures IV, LP and Khosla Ventures IV (CF), LP.

Series F Redeemable Convertible Preferred Stock Financing
We sold an aggregate of 23,386,038 shares of our Series F redeemable convertible preferred stock, at a purchase price of $13.18 per share, for an aggregate purchase price of $308,300,478, pursuant to our Series F redeemable convertible preferred stock financing, which had its initial closing on March 22, 2019. The following table summarizes purchases of our Series F redeemable convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series F redeemable convertible preferred stock.
Stockholder	Shares of Series F Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Founders Fund(1)	3,778,319	$49,809,957
Entities affiliated with Lightspeed Venture Partners(2)	879,244	11,591,162
Entities affiliated with Spark Capital(3)	758,546	9,999,988
Entities affiliated with Jasmine Ventures(4)	1,908,386	25,158,443
Entities affiliated with Thrive Capital(5)	3,792,734	49,999,992

(1)
Consists of The Founders Fund VI, LP, The Founders Fund VI Principals Fund, LP, and The Founders Fund VI Entrepreneurs Fund, LP. Brian Singerman, a former member of our board of directors, is a general partner at Founders Fund. Keith Rabois, a member of our board of directors, is a general partner at Founders Fund.

(2)
Consists of Lightspeed Venture Partners IX, L.P., Lightspeed Venture Partners Select, L.P., and Lightspeed Venture Partners Select II, L.P. Jeremy Liew, a member of our board of directors, is a partner at Lightspeed Venture Partners.

(3)
Consists of Spark Capital Growth Fund, L.P. and Spark Capital Growth Founders’ Fund, L.P. Jeremy Philips, a member of our board of directors, is a partner at Spark Capital.

(4)
Consists of Jasmine Ventures Pte Ltd.

(5)
Consists of Thrive Capital Partners V, L.P. and Claremount V Associates, L.P. Joshua Kushner, a former member of our board of directors, is the Managing Director of Thrive Capital.

Series G Redeemable Convertible Preferred Stock Financing
Pursuant to our Series G redeemable convertible preferred stock financing, which had its initial closing on September 11, 2020, we sold an aggregate of 21,836,687 shares of our Series G redeemable convertible preferred stock, at a purchase price of $19.93 per share, for an aggregate purchase price of $435,124,376.36. In addition, the 2020 Notes with an aggregate principal amount plus accrued interest of $75,275,260 converted into 4,444,321 shares of our Series G-1 redeemable convertible preferred stock. The following table summarizes purchases of our Series G redeemable convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities.
Stockholder	Shares of Series G Redeemable Convertible Preferred Stock	Total Purchase Price	Shares of Series G-1 Redeemable Convertible Preferred Stock	Total Conversion of Indebtedness
Entities affiliated with Founders Fund(1)	1,242,201	$24,752,470	130,369	$2,208,137
Entities affiliated with Lightspeed Venture Partners(2)	2,509,246	49,999,989	539,260	9,133,658
Max Levchin(3)	—	—	177,778	3,011,096
Entities affiliated with Spark Capital(4)	978,606	19,499,997	29,629	501,849
Entities affiliated with Jasmine Ventures(5)	3,763,869	74,999,983	639,879	10,837,874
Entities affiliated with Thrive Capital(6)			142,218	2,408,811

(1)
Consists of The Founders Fund Growth, LP, and the Founders Fund Growth Principals Fund, LP. Brian Singerman, a former member of our board of directors, is a general partner at Founders Fund. Keith Rabois, a member of our board of directors, is a general partner at Founders Fund.

(2)
Consists of Lightspeed Opportunity Fund, L.P., Lightspeed Venture Partners IX, L.P., Lightspeed Venture Partners Select, L.P., and Lightspeed Venture Partners Select III, L.P. Jeremy Liew, a member of our board of directors, is a partner at Lightspeed Venture Partners.

(3)
Max Levchin is our Chief Executive Officer and the Chairman of our board of directors.

(4)
Consists of Spark Capital Growth Fund III, L.P. and Spark Capital Growth Founders’ Fund III, L.P. Jeremy Philips, a member of our board of directors, is a partner at Spark Capital.

(5)
Consists of Jasmine Ventures Pte Ltd.

(6)
Consists of Thrive Capital Partners V, L.P. and Claremount V Associates, L.P. Joshua Kushner, a former member of our board of directors, is the Managing Director of Thrive Capital.

Note Financing
We issued convertible notes pursuant to a Note Purchase Agreement, dated April 29, 2020, with an aggregate total amount raised of $75,000,000 (the “2020 Notes”). As described above, on September 11, 2020, as part of our Series G equity financing round, the 2020 Notes were fully converted into 4,444,321 shares of Series G-1 preferred stock. The following table summarizes the convertible notes previously held by holders of more than 5% of our capital stock and their affiliated entities.
Noteholder	Aggregate Principal Amount of Convertible Note
Entities affiliated with Founders Fund(1)	$2,200,000
Entities affiliated with Lightspeed Venture Partners(2)	9,100,000
Max Levchin(3)	3,000,000
Entities affiliated with Spark Capital(4)	500,000
Entities affiliated with Jasmine Ventures(5)	10,800,000
Entities affiliated with Thrive Capital(6)	2,400,000

(1)
Consists of The Founders Fund VI, LP, The Founders Fund VI Principals Fund, LP, and The Founders Fund VI Entrepreneurs Fund, LP. Brian Singerman, a former member of our board of directors, is a general partner at Founders Fund. Keith Rabois, a member of our board of directors, is a general partner at Founders Fund.

(2)
Consists of Lightspeed Venture Partners IX, L.P., Lightspeed Venture Partners Select, L.P., and Lightspeed Venture Partners Select II, L.P. Jeremy Liew, a member of our board of directors, is a partner at Lightspeed Venture Partners.

(3)
Max Levchin is our Chief Executive Officer and the Chairman of our board of directors.

(4)
Consists of Spark Capital Growth Fund, L.P. and Spark Capital Growth Founders’ Fund, L.P. Jeremy Philips, a member of our board of directors, is a partner at Spark Capital.

(5)
Consists of Jasmine Ventures Pte Ltd.

(6)
Consists of Thrive Capital Partners V, L.P. and Claremount V Associates, L.P. Joshua Kushner, a former member of our board of directors, is the Managing Director of Thrive Capital.

Agreements with Shopify
Customer Installment Agreement
On July 16, 2020, we entered into a customer installment program agreement with Shopify which made our platform available to eligible Shopify merchants in the U.S. through Shopify’s Shop Pay Installments. For a description of the customer installment program agreement see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Material Agreements — Shopify.”

Warrant Agreement
On July 16, 2020, we entered into a warrant agreement (the “Original Warrant”) with Shopify pursuant to which we issued a warrant to purchase up to an aggregate of 20,297,595 shares of our existing common stock at a price of $0.01 per share expiring upon the earliest of (i) July 16, 2030, (ii) the occurrence of certain liquidation transactions and (iii) immediately prior to the completion of this offering. The Original Warrant was issued in connection with the customer installment agreement with Shopify, and 25% of the shares issuable under the Original Warrant were vested and became exercisable upon the entry into the customer installment agreement on July 16, 2020. The remaining 75% of the shares issuable under the Original Warrant vest monthly, in equal amounts upon the first monthly anniversary following the GA Phase (as defined in the customer installment agreement), and are subject to accelerated vesting immediately prior to the completion of this offering. On September 1, 2020, Shopify partially exercised the Original Warrant for 25% of the shares issuable under the Original Warrant, or 5,074,398 shares of our existing common stock, at an exercise price of $0.01 per share. On September 1, 2020, we issued Shopify a replacement warrant (the “Replacement Warrant”) to purchase up to an aggregate of 15,223,197 shares of our existing common stock at a price of $0.01 per share on substantially similar terms as the Original Warrant. The warrant contains customary provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications, consolidations, mergers, or similar events affecting our existing common stock and diluting issuances. In connection with the reclassification of each outstanding share of our existing common stock into 1∕2 a share of Class A common stock and 1∕2 a share of Class B common stock, the Replacement Warrant will be exercisable for 7,611,598 shares of Class A common stock and 7,611,598 shares of Class B common stock, and the 5,074,398 shares of our existing common stock held by Shopify will be reclassified into 2,537,199 shares of Class A common stock and 2,537,199 shares of Class B common stock.
We are obligated to give Shopify reasonable notice prior to the occurrence of this offering and the opportunity to exercise the Replacement Warrant prior to or concurrently with the completion of this offering. If the Replacement Warrant is not exercised by Shopify prior to the completion of this offering, it will automatically net exercise immediately prior to the completion of this offering into the number of shares of our Class A common stock and shares of our Class B common stock described above. The shares issuable to Shopify upon exercise of the warrant are entitled to certain registration rights under the Investors’ Rights Agreement as described in greater detail below in the section titled “Description of Capital Stock — Stockholder Registration Rights.”
Exchange Agreement
In connection with the reclassification of the shares of our common stock, we expect to enter into an exchange agreement with Mr. Levchin and 2012 MRL Investments LLC, an entity affiliated with Mr. Levchin, pursuant to which 13,055,968 shares of Class A common stock held by Mr. Levchin and 2012 MRL Investments LLC will be exchanged for 13,055,968 shares of Class B common stock.
The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to 15 votes and will be convertible at any time into one share of Class A common stock. As a result of the reclassification and exchange, Mr. Levchin will have voting control over approximately           % of the voting power of our outstanding capital stock immediately following this offering. See “Description of Capital Stock.”
Investors’ Rights Agreement
Max Levchin, entities affiliated with Lightspeed Venture Partners, entities affiliated with Spark Capital, entities affiliated with Thrive Capital, entities affiliated with Jasmine Ventures other holders of our redeemable convertible preferred stock and Shopify, are party to an amended and restated investors’ rights agreement, dated as of September 11, 2020 (the “Investors’ Rights Agreement”), pursuant to which we granted such holders certain registration rights with respect to the registrable securities held by them. For a description of the Investors’ Rights Agreement see “Description of Capital Stock — Stockholder Registration Rights.”

Indemnity Agreements
We have entered into or will enter into indemnity agreements with each of our current and former directors and officers undertaking to indemnify each of them to the fullest extent permitted by law from and against all liabilities, costs, charges, and expenses incurred as a result of actions in the exercise of their duties as a director or officer. See “Description of Capital Stock — Limitations on Liability and Indemnification of Officers and Directors.”
Policies and Procedures for Transactions with Related Persons
Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest and improper valuation (or the perception thereof). In connection with this offering, our board of directors will adopt a written policy on transactions with related persons. Under the new policy, any related person transaction (as defined in the policy), and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of our board of directors composed solely of independent directors who are disinterested or by the disinterested members of our board of directors.
In connection with the review and approval or ratification of a related person transaction:
•
management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside” or “non-employee” director, as applicable, under the rules and regulations of the SEC, Nasdaq, and the Internal Revenue Code.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 30, 2020, and as adjusted to give effect to this offering by:
•
each of our named executive officers;

•
each of our directors;

•
all of our directors and executive officers as a group; and

•
each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
We have based our calculation of the percentage of beneficial ownership prior to this offering on       shares of Class A common stock and       shares of Class B common stock outstanding as of September 30, 2020 on a pro forma basis, which includes: (i) 26,515,723 shares of our Class A common stock and 26,515,723 shares of our Class B common stock to be issued upon the reclassification of the 53,031,446 shares of our common stock outstanding as of September 30, 2020, as if such reclassification had occurred on September 30, 2020; (ii) 74,192,216 shares of our Class A common stock and 74,192,216 of our Class B common stock to be issued upon the automatic conversion and reclassification of all shares of our redeemable convertible preferred stock, as if such conversion and reclassification had occurred on September 30, 2020; (iii) 13,055,968 shares of our Class B common stock to be issued to Mr. Levchin and 2012 MRL Investments LLC, an entity affiliated with Mr. Levchin, upon exchange of 13,055,968 shares of our Class A common stock held by Mr. Levchin and entities affiliated with Mr. Levchin immediately prior to the completion of this offering, as if such exchange and issuance had occurred on September 30, 2020; (iv)       shares of our Class A common stock and       shares of our Class B common stock to be issued upon the automatic net exercise of (a) 15,223,197 warrants outstanding as of September 30, 2020 with an exercise price of $0.01 per share, which will be fully vested immediately prior to the completion of this offering, and (b) 50,000 warrants outstanding and vested as of September 30, 2020 with an exercise price of $3.80 per share, as if such exercise and conversion had occurred on September 30, 2020, based upon the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and (v) 1,457,826 shares of our Class A common stock that are expected to be issued with respect to RSUs outstanding as of September 30, 2020 upon the vesting and settlement of such RSUs in connection with the completion of this offering. For purposes of calculating the percentage of beneficial ownership prior to this offering, we did not include the effect of any voting agreements or voting proxies that terminate upon the offering. We have based our calculation of the percentage of beneficial ownership after this offering on                 shares of our Class A common stock and          shares of our Class B common stock outstanding immediately after the completion of this offering and assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our Class A common stock subject to stock options and warrants (other than the warrants described in (iv) above) that are currently exercisable or exercisable within 60 days of September 30, 2020, or issuable pursuant to RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of September 30, 2020, to be outstanding and beneficially owned by the person holding the stock option, warrant, or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is care of Affirm Holdings, Inc., 650 California Street, San Francisco, CA 94108.
	Amount and Nature of Beneficial Ownership Prior to this Offering					Amount and Nature of Beneficial Ownership After this Offering
	Class A		Class B		% of Total Voting Power Pre-Offering	Class A		Class B		% of Total Voting Power Post-Offering
Name of Beneficial Owner	Shares	% of Class	Shares	% of Class		Shares	% of Class	Shares	% of Class
Named Executive Officers and Directors:
Max Levchin(1)	735,294	%	26,847,231	%	%		%		%	%
Sharda Caro del Castillo(2)	200,000	%	—	%	%		%		%	%
Libor Michalek(3)	1,696,098	%	875,265	%	%		%		%	%
Jeremy Liew(4)	4,649,167	%	4,649,167	%	%		%		%	%
Jeremy G. Philips(5)	4,664,619	%	4,664,619	%	%		%		%	%
Christa S. Quarles(6)	231,705	%	—	%	%		%		%	%
Keith Rabois(7)	3,339,104	%	3,339,104	%	%		%		%	%
All directors and executive officers as a group (10 individuals)	17,624,503	%	40,485,386	%	%		%		%	%
Other 5% Stockholders
Entities affiliated with Khosla Ventures(8)	6,947,972	%	6,947,972	%	%		%		%	%
Entities affiliated with Founders Fund(9)	8,525,053	%	8,525,053	%	%		%		%	%
Entities affiliated with Lightspeed Venture Partners (10)	9,370,230	%	9,370,230	%	%		%		%	%
Jasmine Ventures Pte Ltd 5(11)	11,003,701	%	11,003,701	%	%		%		%	%
Shopify Inc.(12)		%		%	%		%		%	%

*
Less than one percent

(1)
Includes (i) 15,397,650 shares of Class B common stock held by Mr. Levchin, (ii) 735,294 shares of Class A common stock held by the Levchin 2012 Irrevocable Trust, (iii) 735,294 shares of Class B common stock held by the Levchin 2012 Irrevocable Trust and (iv) 10,714,287 shares of Class B common stock held by 2012 MRL Investments LLC. Mr. Levchin has sole voting and investment power over the shares held by 2012 MRL Investments LLC. As joint settlors of the Levchin 2012 Irrevocable Trust, Mr. Levchin and his spouse jointly have the right to acquire the shares held by the trust within 60 days of September 30, 2020 but do not have voting or investment power over such shares.

(2)
Includes 200,000 shares of Class A common stock issuable upon exercise of outstanding stock options held by Ms. Caro del Castillo within 60 days of September 30, 2020.

(3)
Includes 820,833 shares of Class A common stock issuable upon exercise of outstanding stock options held by Mr. Michalek within 60 days of September 30, 2020.

(4)
Includes (i) 2,459,557 shares of Class A common stock held by Lightspeed Venture Partners Select, L.P. (“Lightspeed Select”), (ii) 2,459,557 shares of Class B common stock held by Lightspeed Select, (iii) 934,987 shares of Class A common stock held by Lightspeed Venture Partners Select II, L.P. (“Lightspeed Select II”), (iv) 934,987 shares of Class B common stock held by Lightspeed Select II, (v) 1,254,623 shares of Class A common stock held by Lightspeed Opportunity Fund, L.P. (“Lightspeed Opportunity”), and (vi) 1,254,623 shares of Class B common stock held by Lightspeed Opportunity. Lightspeed Ultimate General Partner Select, Ltd. (“LUGP Select”) is the sole general partner of Lightspeed General Partner Select, L.P., which is the sole general partner of Lightspeed Select. Barry Eggers, Jeremy Liew, Ravi Mhatre and Peter Nieh are the directors of LUGP Select and share voting and dispositive power with respect to the shares held by Lightspeed Select. Lightspeed Ultimate General Partner Select II, Ltd. (“LUGP Select II”) is the sole general partner of Lightspeed General Partner Select II, L.P., which is the sole general partner of Lightspeed Select II. Barry Eggers, Jeremy Liew, Ravi Mhatre and Peter Nieh are the directors of LUGP Select II and share voting and dispositive power with respect to the shares held by Lightspeed Select II. Lightspeed Ultimate General Partner Opportunity Fund, Ltd. (“LUGP Opportunity”) is the sole general partner of Lightspeed General Partner Opportunity Fund, L.P., which is the sole general partner of Lightspeed Opportunity. Arif Janmohamed, Jeremy Liew and Ravi Mhatre are the directors of LUGP Opportunity and share voting and dispositive power with respect to the shares held by Lightspeed Opportunity.
(5)
Includes (i) 4,134,391 shares of Class A common stock held by Spark Capital Growth Fund, L.P., (ii) 4,134,391 shares of Class B common stock held by Spark Capital Growth Fund, L.P., (iii) 40,925 shares of Class A common stock held by Spark Capital Growth Founders’ Fund, L.P., (iv) 40,925 shares of Class A common stock held by Spark Capital Growth Founders’ Fund, L.P., (v) 484,361 shares of Class A common stock held by Spark Capital Growth Fund III, L.P., (vi) 484,361 shares of Class B common stock held by Spark Capital Growth Fund III, L.P., (vii) 4,942 shares of Class A common stock held by Spark Capital Growth Founders’ Fund III, L.P., and (viii) 4,942 shares of Class B common stock held by Spark Capital Growth Founders’ Fund III, L.P. Mr. Philips is the managing member of the general partner of these funds, which makes all voting and investment decisions for these funds through its investment committee, of which Mr. Philips is also a member. The address of these entities is 137 Newbury St., 8th Floor, Boston, Massachusetts 02116.

(6)
Includes 231,705 shares of Class A common stock issuable upon exercise of outstanding stock options held by Ms. Quarles within 60 days of September 30, 2020.

(7)
Includes (i) 2,205,292 shares of Class A common stock held by The Founders Fund VI, LP, (ii) 2,205,292 shares of Class B common stock held by The Founders Fund VI, LP, (iii) 545,294 shares of Class A common stock held by The Founders Fund VI Principals Fund, LP, (iv) 545,294 shares of Class B common stock held by The Founders Fund VI Principals Fund, LP, (v) 27,418 shares of Class A common stock held by The Founders Fund VI Entrepreneurs Fund, LP, (vi) 27,418 shares of Class B common stock held by The Founders Fund VI Entrepreneurs Fund, LP, (vii) 583,468 shares of Class A common stock held by The Founders Fund Growth, LP, (viii) 583,468 shares of Class B common stock held by The Founders Fund Growth, LP, (ix) 37,632 shares of Class A common stock held by The Founders Fund Growth Principals Fund, LP, and (x) 37,632 shares of Class B common stock held by The Founders Fund Growth Principals Fund, LP. Brian Singerman, Peter Thiel and Keith Rabois each have shared voting and investment power over the shares held by each of the foregoing entities. The address for these entities is One Letterman Drive, Building D, 5th Floor, San Francisco, California 94129.

(8)
Includes (i) 6,530,469 shares of Class A common stock held by Khosla Ventures IV, LP (“KV IV”), (ii) 6,530,469 shares of Class B common stock held by KV IV, (iii) 417,503 shares of Class A common stock held by Khosla Ventures IV (CF), LP (“KV IV CF”), and (iv) 417,503 shares of Class B common stock held by KV IV CF. The general partner of KV IV is Khosla Ventures Associates IV, LLC (“KVA IV”). The general partner of KV IV CF is KVA IV. VK Services is the sole manager of KVA IV. Vinod Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA IV may be deemed to share voting and dispositive power of such securities held by KV IV and KV IV CF. The address for each of these entities is 2128 Sand Hill Road, Menlo Park, California 94025.

(9)
Includes (i) 3,994,806 shares of Class A common stock held by The Founders Fund V, LP, (ii) 3,994,806 shares of Class B common stock held by The Founders Fund V, LP, (iii) 1,074,604 shares of Class A common stock held by The Founders Fund V Principals Fund, LP, (iv) 1,074,604 shares of Class B common stock held by The Founders Fund V Principals Fund, LP, (v) 56,539 shares of Class A common stock held by The Founders Fund V Entrepreneurs Fund, LP, (vi) 56,539 shares of Class B common stock held by The Founders Fund V Entrepreneurs Fund, LP, (vii) 2,209,292 shares of Class A common stock held by The Founders Fund VI, LP, (viii) 2,209,292 shares of Class B common stock held by The Founders Fund VI, LP, (ix) 545,294 shares of Class A common stock held by The Founders Fund VI Principals Fund, LP, (x) 545,294 shares of Class B common stock held by The Founders Fund VI Principals Fund, LP, (xi) 27,418 shares of Class A common stock held by The Founders Fund VI Entrepreneurs Fund, LP, (xii) 27,418 shares of Class B common stock held by The Founders Fund VI Entrepreneurs Fund, LP, (xiii) 583,468 shares of Class A common stock held by The Founders

Fund Growth, LP, (xiv) 583,468 shares of Class B common stock held by The Founders Fund Growth, LP, (xv) 37,632 shares of Class A common stock held by The Founders Fund Growth Principals Fund, LP, and (xvi) 37,632 shares of Class B common stock held by The Founders Fund Growth Principals Fund, LP. Brian Singerman and Peter Thiel each have shared voting and investment power over the shares held by each of The Founders Fund V, LP, The Founders Fund V Principals Fund, LP and The Founders Fund V Entrepreneurs Fund, LP. Brian Singerman, Peter Thiel and Keith Rabois each have shared voting and investment power over the shares held by each of The Founders Fund VI, LP, The Founders Fund VI Principals Fund, LP, The Founders Fund VI Entrepreneurs Fund, LP, The Founders Fund Growth, LP and The Founders Fund Growth Principals Fund, LP. The address for these entities is One Letterman Drive, Building D, 5th Floor, San Francisco, California 94129.
(10)
Includes (i) 2,459,557 shares of Class A common stock held by Lightspeed Venture Partners Select, L.P. (“Lightspeed Select”), (ii) 2,459,557 shares of Class B common stock held by Lightspeed Select, (iii) 934,987 shares of Class A common stock held by Lightspeed Venture Partners Select II, L.P. (“Lightspeed Select II”), (iv) 934,987 shares of Class B common stock held by Lightspeed Select II, (v) 1,254,623 shares of Class A common stock held by Lightspeed Opportunity Fund, L.P. (“Lightspeed Opportunity”), (vi) 1,254,623 shares of Class B common stock held by Lightspeed Opportunity, (vii) 4,721,063 shares of Class A common stock held by Lightspeed Venture Partners IX, L.P. (“Lightspeed IX”) and (viii) 4,721,063 shares of Class B common stock held by Lightspeed IX. Lightspeed Ultimate General Partner Select, Ltd. (“LUGP Select”) is the sole general partner of Lightspeed General Partner Select, L.P., which is the sole general partner of Lightspeed Select. Barry Eggers, Jeremy Liew, Ravi Mhatre and Peter Nieh are the directors of LUGP Select and share voting and dispositive power with respect to the shares held by Lightspeed Select. Lightspeed Ultimate General Partner Select II, Ltd. (“LUGP Select II”) is the sole general partner of Lightspeed General Partner Select II, L.P., which is the sole general partner of Lightspeed Select II. Barry Eggers, Jeremy Liew, Ravi Mhatre and Peter Nieh are the directors of LUGP Select II and share voting and dispositive power with respect to the shares held by Lightspeed Select II. Lightspeed Ultimate General Partner Opportunity Fund, Ltd. (“LUGP Opportunity”) is the sole general partner of Lightspeed General Partner Opportunity Fund, L.P., which is the sole general partner of Lightspeed Opportunity. Arif Janmohamed, Jeremy Liew and Ravi Mhatre are the directors of LUGP Opportunity and share voting and dispositive power with respect to the shares held by Lightspeed Opportunity. Lightspeed Ultimate General Partner IX, Ltd. (“LUGP IX”) is the sole general partner of Lightspeed General Partner IX, L.P., which is the sole general partner of Lightspeed IX. Barry Eggers, Ravi Mhatre and Peter Nieh are directors of LUGP IX and share voting and dispositive power over the shares held by Lightspeed IX. The address for these entities is 2200 Sand Hill Road, Menlo Park, California 94025.

(11)
Includes (i) 11,003,701 shares of Class A common stock held by Jasmine Ventures Pte Ltd 5 and (ii) 11,003,701 shares of Class B common stock held by Jasmine Ventures Pte Ltd 5. Jasmine Ventures Pte. Ltd. shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd. (“GIC SI”), and GIC Private Limited (“GIC”), both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for Jasmine Ventures Pte. Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(12)
Includes (i) 2,537,199 shares of Class A common stock held by Shopify Inc., (ii) 2,537,199 shares of Class B common stock held by Shopify Inc., (iii)      shares of Class A common stock issuable upon the automatic net exercise of a warrant outstanding as of September 30, 2020 to purchase 7,611,598 shares of Class A common stock with an exercise price of $0.01 per share, which will be fully vested immediately prior to the completion of this offering., based upon the assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and (iv)          shares of Class B common stock issuable upon the automatic net exercise of a warrant outstanding as of September 30, 2020 to purchase 7,611,598 shares of Class B common stock with an exercise price of $0.01 per share, which will be fully vested immediately prior to the completion of this offering, based upon the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

DESCRIPTION OF CAPITAL STOCK
The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Delaware law.
General
Upon the completion of this offering, our authorized capital stock will consist of 3,200,000,000 shares of capital stock, $0.00001 par value per share, of which:
•
3,048,000,000 shares are designated as Class A common stock; and

•
122,000,000 shares are designated as Class B common stock;

•
30,000,000 shares are designated as preferred stock.

As of September 30, 2020, assuming: (i) 26,515,723 shares of our Class A common stock and 26,515,723 shares of our Class B common stock to be issued upon the reclassification of the 53,031,446 shares of our common stock outstanding as of September 30, 2020, as if such reclassification had occurred on September 30, 2020; (ii) the conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock into 74,192,216 shares of our Class A common stock and 74,192,216 of our Class B common stock, as if such conversion and reclassification had occurred on September 30, 2020; (iii) the issuance of 13,055,968 shares of our Class B common stock to Mr. Levchin and 2012 MRL Investments LLC, an entity affiliated with Mr. Levchin, upon exchange of 13,055,968 shares of our Class A common stock held by Mr. Levchin and entities affiliated with Mr. Levchin immediately prior to the completion of this offering, as if such exchange and issuance had occurred on September 30, 2020; (iv) the issuance of shares of our Class A common stock and shares of our Class B common stock upon the automatic net exercise of (a) 15,223,197 warrants outstanding as of September 30, 2020 with an exercise price of $0.01 per share, which will be fully vested immediately prior to the completion of this offering, and (b) 50,000 warrants outstanding and vested as of September 30, 2020 with an exercise price of $3.80 per share, as if such exercise and conversion had occurred on September 30, 2020, based upon the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and (v) 1,457,826 shares of our Class A common stock that are expected to be issued with respect to RSUs outstanding as of September 30, 2020 upon the vesting and settlement of such RSUs in connection with the completion of this offering, there were           shares of our Class A common stock,           shares of our Class B common stock outstanding, held by           stockholders of record, and no shares of preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our Class A common stock.
Common Stock
We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. In addition, any options to purchase shares of our capital stock and RSUs outstanding prior to the effectiveness of the registration statement of which this prospectus forms a part are eligible to be settled in or exercisable for shares of our Class A common stock.
Voting Rights
Holders of Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Class B common stock are entitled to 15 votes for each share held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and the holders of our Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or holders of our Class B common stock to vote separately in the following circumstances:

•
if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•
if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated articles of incorporation that will become effective immediately prior to the completion of this offering will provide that stockholders are not entitled to cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our amended and restated articles of incorporation that will become effective immediately prior to the completion of this offering will establish a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
Conversion
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. All shares of Class B common stock will automatically convert into shares of Class A common stock upon the earliest to occur of (i) the seven-year anniversary of the closing date of this offering, (ii) the date immediately following an annual meeting of our stockholders if neither Max Levchin, our Founder, Chairman and Chief Executive Officer, nor Nellie Minkova, Mr. Levchin’s spouse, is then serving as one of our officers, employees, directors or consultants, and neither Mr. Levchin or Ms. Minkova has served in such capacities in the six months prior to such date, (iii) the date on which Mr. Levchin and Ms. Minkova, together with their permitted transferees, cease to beneficially own in the aggregate at least 50% of the number of shares of capital stock beneficially owned by such holders in the aggregate on the closing date of this offering, or (iv) the death or incapacity of the last to die or become incapacitated of Mr. Levchin or Ms. Minkova, subject to extension for a total period of no longer than nine months from such incapacitation or death if approved by a majority of the independent directors then in office.
In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) any transfer, whether or not for value, which occurs after the effectiveness of the registration statement of which this prospectus forms a part, except for certain permitted transfers, described in the paragraph that immediately follows this paragraph and further described in our amended and restated certificate of incorporation, or (ii) in the case of a stockholder who is a natural person (other than Mr. Levchin and Ms. Minkova), the death or incapacity of such stockholder. Once converted into Class A common stock, the Class B common stock will not be reissued.
A transfer by a holder of Class B common stock to any of the persons or entities listed in clauses (A) through (F) below (each, a “Permitted Transferee”) and from any such Permitted Transferee back to such holder of Class B common stock and/or any other Permitted Transferee established by or for such holder of Class B common stock will not trigger an automatic conversion of such stock to Class A common stock: (A) to a trust for the benefit of the holder of Class B common stock or persons other than such holder of Class B common stock, so long as such holder of Class B common stock (or in the case of Mr. Levchin and Ms. Minkova, one or both of such holders) retains sole dispositive power and voting control, provided the holder of Class B common stock does not receive consideration in exchange for the transfer (other than as a settlor or beneficiary of such trust); (B) to a trust under the terms of which such holder of Class B common stock has retained a “qualified interest” within the meaning of §2702(b)(1) of the Internal Revenue Code (or successor provision) and/or a reversionary interest so long as the holder of Class B common stock (or in the case of Mr. Levchin and Ms. Minkova, one or both of such holders) retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such trust; (C) to an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code (or successor provision), or a pension, profit sharing, stock bonus or other type of plan or trust of which such holder of

Class B common stock (or in the case of Mr. Levchin and Ms. Minkova, one or both of such holders) is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code (or successor provision), so long as such holder of Class B common stock (or in the case of Mr. Levchin and Ms. Minkova, one or both of such holders) retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held in such account, plan or trust; (D) to a corporation, partnership or limited liability company in which such holder of Class B common stock directly, or indirectly through one or more Permitted Transferees, owns shares, partnership interests or membership interests, as applicable, with sufficient voting control or otherwise has legally enforceable rights, such that such holder of Class B common stock (or in the case of Mr. Levchin and Ms. Minkova, one or both of such holders) retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such corporation, partnership or limited liability company; (E) to an affiliate of a holder of Class B common stock, so long as the person or entity holding sole dispositive power and exclusive voting control with respect to the shares of Class B common stock being transferred retains, directly or indirectly, sole dispositive power and exclusive voting control with respect to such shares following such transfer; and (F) in the case of Mr. Levchin or Ms. Minkova, to Ms. Minkova or Mr. Levchin, as applicable, or to such other holder’s Permitted Transferees, or any other entity in which the other holder has, directly or indirectly, sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such entity.
Dividends
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. See “Dividend Policy.”
Liquidation, Dissolution and Winding Up
In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of our preferred stock.
Rights and Preferences
Except for the conversion provisions with respect to our Class B common stock described above, holders of our common stock have no preemptive, conversion, or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may issue in the future.
Stock Options
As of September 30, 2020, options to purchase an aggregate of 41,515,585 shares of Class A common stock were outstanding under our Pre-IPO Stock Plan and 5,387,480 additional shares of Class A common stock were available for future grant under our Pre-IPO Stock Plan. For additional information regarding the terms of this plan see the section titled “Executive Compensation — Equity Incentive Plans.”
Restricted Stock Units (“RSUs”)
As of September 30, 2020, we had outstanding RSUs that may be settled for an aggregate of          shares of Class A common stock granted pursuant to our Pre-IPO Stock Plan. For additional information regarding the terms of this plan, see the section titled “Executive Compensation — Equity Incentive Plans.”
Warrants
As of September 30, 2020, we had warrants outstanding to purchase 7,964,631 shares of our Class A common stock and 7,964,631 shares of our Class B common stock at an exercise price ranging from $0.01 to $3.80 per share, of which 356,065 were fully vested. All of the warrants (except for warrants to purchase an aggregate of 153,032 shares of our Class  A common stock and 153,032 shares of our Class B common stock) automatically net exercise immediately prior to the completion of this offering if not exercised prior to that time. For purposes of this prospectus we have assumed the 15,223,197 warrants outstanding as of September 30, 2020 with an exercise price of $0.01 per share, which will be fully vested immediately prior to the completion of this offering, and 50,000 warrants outstanding and vested as of September 30, 2020 with an exercise price of $3.80 per share, will be automatically net exercised immediately prior to the completion of this offering into an aggregate of             shares of our Class A common stock and              shares of our Class B common stock, based on the assumed initial public offering price of $                      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
The warrants outstanding to purchase 153,032 shares of our Class A common stock and 153,032 shares of our Class B common stock with a weighted-average exercise price of $0.79 per share, all of which are fully vested as of September 30, 2020, that will not automatically net exercise immediately prior to the completion of this offering may be exercised by the holders thereof, in whole or in part, at any time or from time to time on any day before the expiration date by paying the purchase price or electing to net exercise. If the warrants are not exercised prior to their expiration, they will automatically net exercise on the expiration date which will occur on May 15, 2024 with respect to a warrant to purchase 76,109 shares of our Class A common stock and 76,109 shares of our Class B common stock and August 5, 2025 with respect to a warrant to purchase 76,923 shares of our Class A common stock and 76,923 shares of our Class B common stock. The warrants also contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications, consolidations, mergers, or similar events affecting our common stock, and diluting issuances.
The shares of common stock underlying the warrant issued to Shopify Inc., are entitled to certain registration rights under the Investors’ Rights Agreement as described in greater detail below in the section titled “— Stockholder Registration Rights.” The shares of common stock issuable upon exercise of our warrants are subject to customary market stand-off provisions in connection with this offering. See “Shares Eligible for Future Sale.”
Preferred Stock
Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 30,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.
Stockholder Registration Rights
Certain holders of shares of our common stock, including substantially all of our former redeemable convertible preferred stockholders, including certain holders of greater than five percent of our capital stock and entities affiliated with certain of our directors, are parties to the Investors’ Rights Agreement pursuant to which they are entitled to certain rights with respect to registration of the Class A common stock held by or issued upon conversion of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights described in additional detail below.
The registration of shares of our Class A common stock pursuant to the exercise of the registration rights described below would enable the holders to resell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and selling commissions in a demand or piggyback registration, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire (i) five years after the effective date of the registration statement, of which this prospectus forms a part, (ii) with respect to any particular holder, at such time that such holder can sell all its shares under Rule 144 without limitation during any three-month period without registration, or (iii) upon consummation of certain liquidation transactions.
Demand Registration Rights
The holders of the registrable securities are entitled to certain demand registration rights. Subject to the terms of the lockup agreements described under “Shares Eligible for Future Sale,” at any time beginning on the earlier of September 11, 2023 or six months after the effective date of the registration statement of which this prospectus forms a part, but in no event before 180 days following the closing of this offering, the holders of more than a majority of the registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5 million), may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. In addition, we must notify all of the other holders of registrable securities of such registration and allow them to include all or a portion of their shares on the applicable registration statement, subject to customary cutbacks.
Piggyback Registration Rights
If we propose to register for offer and sale any of our securities under the Securities Act, either for our own account or for the account of other security holders that are not party to the Investors’ Rights Agreement (other than pursuant to this offering and other specified exceptions), certain major holders for which Rule 144 is not available will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to customary cutbacks and other limitations.
Form S-3 Registration Rights
The holders of the registrable securities are entitled to certain Form S-3 registration rights. Any holder of registrable securities can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. In addition, we must notify all of the other holders of registrable securities of such registration and allow them to include all or a portion of their shares on the applicable registration statement. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, after payment of the underwriting discounts and commissions, equals or exceeds $1,000,000. We will not be required to effect more than two registrations on Form S-3 within the 12-month period preceding the date of such request.
Any sales in the public market of any Class A common stock registrable pursuant to the Investors’ Rights Agreement could adversely affect prevailing market prices of our Class A common stock. See “Risk Factors — Risks Related to this Offering and our Class A Common Stock — Sales, directly or indirectly, of a substantial amount of our Class A common stock in the public markets by our existing security holders may cause the price of our Class A common stock to decline” and “Shares Eligible for Future Sale.”
Anti-Takeover Provisions
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•
before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:
•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•
subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:
Dual class stock
As described above in “— Common Stock — Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our current stockholders, executives, employees, directors and their affiliates with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
Board of directors vacancies
Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Classified board
Our amended and restated certificate of incorporation will provide that our board of directors will be classified into three classes of directors. The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management — Classified Board of Directors” for additional information.
Stockholder action; special meeting of stockholders
Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or, our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
Advance notice requirements for stockholder proposals and director nominations
Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Directors removed only for cause
Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.
Supermajority requirements for amendments of our amended and restated certificate of incorporation and amended and restated bylaws
Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2∕3% of the voting power of all the then outstanding shares of capital stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, filling vacancies on the board, special meetings of the stockholders, actions by written consent of the stockholders, and cumulative voting. The affirmative vote of holders of at least 66 2∕3 of the voting power of all of the then outstanding shares of capital stock will be required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.
No cumulative voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Amendment of charter and bylaws provisions.
Certain amendments to our amended and restated certificate of incorporation will require the approval of 66 2∕3% of the outstanding voting power of our capital stock. Our amended and restated bylaws will provide that approval of stockholders holding 66 2∕3% of our outstanding capital stock will be required for stockholders to amend or adopt any provision of our bylaws.
Issuance of undesignated preferred stock.
Our board of directors will have the authority, without further action by our stockholders, to issue up to 30,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Choice of Forum
Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. This provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act, or the rules and regulations thereunder.
Our amended and restated bylaws will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provision; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
See “Our amended and restated bylaws will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.” for more information on the risks associated with our choice of forum provision.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of such provision is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior.
However, exculpation does not apply to any director if the director has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers appointed by our board of directors to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, employees and agents for some liabilities. We believe that these limitation of liability, indemnification, and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification, and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in us may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers, employees or agents for which indemnification is sought.
We have entered into indemnification agreements with each of our directors and executive officers pursuant to which we agreed to indemnify them to the fullest extent permitted by Delaware law.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent and Registrar
Upon completion of this offering, the transfer agent and registrar for our Class A common stock will be           . The transfer agent and registrar’s address is           .
Listing
We have applied to have our Class A common stock listed on Nasdaq under the symbol “AFRM”.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of options, warrants, or convertible securities (if any), in the public market following this offering, or the anticipation of such sales or perception that such sales may occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time.
Upon the closing of this offering, we will have           shares of Class A common stock and             shares of Class B common stock issued and outstanding. All of the shares of our Class A common stock sold in this offering (or           shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.
The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated pursuant to the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have entered into agreements with us containing market stand-off provisions, or lock-up agreements with the underwriters pursuant to which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:
•
beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market;

•
beginning           days after the date of this prospectus,           additional shares will become eligible for sale in the public market, of which           shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•
the remainder of the shares will be eligible for sale in the public market from time to time thereafter upon subject to vesting and, in some cases, to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Stand-off Provisions
All of our directors, officers, and substantially all of our security holders are subject to lock-up agreements or market stand-off provisions that, subject to exceptions described under “Underwriters” below, prohibit them from offering for sale, selling, contracting to sell, pledging, granting any option for the sale of, making any short sale of, transferring or otherwise disposing of any shares of our common stock, stock options, or any security or instrument related to our common stock or stock options for a period of at least 180 days following the date of this prospectus, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC. These agreements are subject to certain customary exceptions. See the section titled “Underwriters” for additional information.
Rule 144
In general, under Rule 144 of the Securities Act, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale is entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale is entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:
•
one percent of the number of shares of Class A common stock then outstanding, which will equal approximately           shares immediately after this offering; or

•
the average weekly trading volume of the Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.
In addition, sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements. Upon completion of the lock-up period, subject to any extension of the lock-up period under circumstances described above, approximately           shares of our outstanding restricted securities will be eligible for sale under Rule 144 subject to limitations on sales by affiliates.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with that rule’s holding period or current public information requirement. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with that rule’s one-year minimum holding period, but subject to the other Rule 144 requirements. The SEC has indicated that Rule 701 may apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Form S-8 Registration Statement
Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the issuance and sale of all of the shares of our Class A common stock reserved for issuance under our equity incentive plans. Any such Form S-8 registration statement will become effective automatically upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates, or the lock-up or market stand-off restrictions described above.
Registration Rights
We have granted demand, Form S-3, and piggyback registration rights to certain of our stockholders to sell our Class A common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the related registration statement, except for shares purchased by affiliates. See the section titled “Description of Capital Stock — Stockholder Registration Rights” for additional information.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following discussion is a summary of U.S. federal income tax considerations generally applicable to non-U.S. holders of shares of our Class A common stock that hold such shares as capital assets (generally, for investment). This summary does not consider specific facts and circumstances that may be relevant to a particular holder’s tax position and does not consider the non-income tax consequences (including any U.S. federal estate or gift tax considerations) or the state, local, or non-U.S. tax consequences of an investment in shares of our Class A common stock. It also does not apply to non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including a broker, dealer, or trader in securities or currencies; a financial institution; an insurance company; a tax-exempt organization; a person holding shares of our Class A common stock as part of a hedging, integrated, or conversion transaction, a constructive sale, or a straddle; a person that received shares of our Class A common stock as compensation; a controlled foreign corporation; a passive foreign investment company; or a former U.S. citizen). This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations.
The discussion included herein is only a summary. Accordingly, we urge you to consult your tax advisor with respect to your U.S. federal, state, local, and non-U.S. income and other tax consequences in light of your particular situation with respect to holding and disposing of shares of our Class A common stock.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of our Class A common stock who is:
•
an individual citizen or resident of the U.S.;

•
a corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (i) if a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of shares of our Class A common stock that is not an entity classified as a partnership for U.S. federal income tax purposes and is not a U.S. holder.
If a partnership or other pass-through entity holds shares of our Class A common stock, the U.S. federal income tax treatment of a partner or a member will generally depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, partnerships or other pass-through entities that hold shares of our Class A common stock and partners or members in these partnerships or other entities should consult their tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership, and disposition of shares of our Class A common stock.
Dividends
As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying dividends. However, any dividends we pay to a non-U.S. holder with respect to shares of our Class A common stock will generally be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). To obtain the benefit of a reduced rate under an applicable income tax treaty, a non-U.S. holder must certify as to its non-U.S. status, that no withholding is required pursuant to FATCA (discussed below), and to such right under the applicable income tax treaty on a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E. If, however, a non-U.S. holder provides an IRS Form W-8ECI, certifying that the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. (and, in the case of certain income tax treaties, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.), the dividend will not be subject to withholding.

Instead, such dividends are subject to U.S. federal income tax at regular rates applicable to U.S. persons generally and, for corporate holders, may also be subject to a 30% “branch profits tax” unless the non-U.S. holder qualifies for a lower rate under an applicable U.S. income tax treaty.
Dispositions
A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange, or other taxable disposition of shares of our Class A common stock unless:
•
the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, in the case of certain income tax treaties, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.;

•
the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the tax year of the disposition and certain other conditions are satisfied; or

•
we are or have been a “U.S. real property holding corporation” (“USRPHC”) under Section 897 of the Code during the applicable statutory period and the non-U.S. holder’s shares in us represented more than 5% of the shares of our Class A common stock outstanding at any time within the shorter of (a) the five-year period preceding the disposition and (b) the non-U.S. holder’s holding period, and are otherwise a “U.S. real property interest” under the Foreign Investment in Real Property Tax Act (and the non-U.S. holder is not eligible for any treaty exemption). We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future.

Gain described in the first bullet above will be subject to U.S. federal income tax on a net income basis at generally applicable U.S. federal income tax rates and, for a non-U.S. holder that is a corporation, may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).
Gain described in the second bullet will generally be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses, if any, of the non-U.S. holder.
Foreign Account Tax Compliance Act
Under the Foreign Account Tax Compliance Act (“FATCA”), withholding at a rate of 30% will generally be required on dividends in respect of shares of our Class A common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into an agreement with the U.S. Department of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) complies with the terms of an intergovernmental agreement between the U.S. and an applicable foreign country. An intergovernmental agreement between the U.S. and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which shares of our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of shares of our Class A common stock held by a holder that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of this withholding tax on their investment in shares of our Class A common stock.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Allen & Company LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:
Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Allen & Company LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
Truist Securities, Inc.
Deutsche Bank Securities Inc.
Siebert Williams Shank & Co., LLC
Total
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $      per share. After the initial offering of the shares of Class A common stock, the offering price, and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to the receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering the underwriters’ option to purchase additional shares, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
Commissions and Discounts
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $       million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”), up to $      .
Listing
We have applied to list our Class A common stock on Nasdaq under the trading symbol “AFRM”.
Lock-Up Agreements
In connection with this offering, we and all directors and officers and the holders of substantially all of our outstanding equity securities have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•
file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

or publicly disclose the intention to do any of the foregoing, whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or the exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.
The lock-up agreements are subject to specified exceptions.
Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time; provided that, if the shareholder is one of our officers or directors, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC will notify us of the impending release or waiver at least three business days before the release or waiver, and when and as required by FINRA Rule 5131, we have agreed to announce the impending release or waiver at least two business days before the release or waiver, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.
Price Stabilization, Short Positions and Penalty Bids
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments, and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. In addition, certain of the underwriters or their respective affiliates are lenders and/or arrangers under our warehouse loans, securitization facility administrative agents or investors, and flow forward agreement counterparties. For example, an affiliate of Morgan Stanley & Co. LLC is a lender under our warehouse funding facility and, Barclays Capital Inc. acted as structuring agent and bookrunner under our securitization facilities. Additionally, Allen & Company LLC and certain of its employees and related parties are stockholders.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of shares of our Class A common stock may be made to the public in that Relevant State other than:
(a)
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our common stock shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares of our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.
In the case of any shares of our Class A common stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of our Class A common stock acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of our Class A common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant State means the communication in any form and by means of sufficient information on the terms of the offer and the shares of our Class A common stock to be offered so as to enable an investor to decide to purchase shares of our Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of our Class A common stock. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.
Canada
The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is:
(a)
a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable within six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 of the SFA except:

(1)
to an institutional investor or to a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)
where no consideration is given for the transfer; or

(3)
where the transfer is by operation of law.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.
Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our Class A common stock. The shares of our Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our Class A common stock. The shares of our Class A common stock may only be transferred en bloc without subdivision to a single investor.

Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
LEGAL MATTERS
The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS
The consolidated financial statements of Affirm Holdings, Inc. at June 30, 2019 and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements as of and for the year ended June 30, 2020 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
CHANGE IN ACCOUNTANTS
In preparation for this offering, we undertook a competitive request for proposal process to select our independent registered public accounting firm. Following this process, on March 30, 2020, we retained Deloitte & Touche LLP as our independent registered public accounting firm, and Ernst & Young LLP was dismissed as our independent auditor, however, Ernst & Young LLP is still engaged to provide services with respect to our consolidated financial statements as of and for the fiscal year ended June 30, 2019 included in this prospectus, including performing additional audit procedures required by the standards of the Public Company Accounting Oversight Board. The decision to change our independent auditors was approved by our board of directors.
Ernst & Young LLP issued a report on our audited financial statements for the fiscal year ended June 30, 2019. This report did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During our two most recent fiscal years, we had no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Ernst & Young LLP to make reference in connection with its report. During our two most recent fiscal years and the subsequent interim period preceding our dismissal of Ernst & Young LLP, there were no reportable events as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
During our two most recent fiscal years and subsequent interim period preceding our engagement of Deloitte & Touche LLP, neither we, nor anyone acting on our behalf, consulted with Deloitte & Touche LLP on matters that involved (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Deloitte & Touche LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any other matter that was either the subject of a disagreement as that term is used in Item 304(a)(1)(iv) of Regulation S-K or a reportable event.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our Class A common stock, we refer you to the registration statement and exhibits to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We currently do not file periodic reports with the SEC. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available on the website of the SEC referred to above. We also maintain a website at www.affirm.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

AFFIRM HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Affirm Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Affirm Holdings, Inc. and subsidiaries (the “Company”) as of June 30, 2020, the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, and the related notes collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
San Francisco, California
October 7, 2020
We have served as the Company’s auditor since 2020.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Affirm Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Affirm Holdings, Inc. (the Company) as of June 30, 2019, the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2019 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We served as the Company’s auditor from 2017 to 2020.
San Francisco, California
October 7, 2020

AFFIRM HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except shares and per share amounts)
	June 30, 2019	June 30, 2020

Assets
Cash and cash equivalents	$320,448	$267,059
Restricted cash	37,323	61,069
Loans held for sale	3,420	4,459
Loans held for investment	735,414	1,034,312
Allowance for credit losses	(66,260)	(95,137)
Loans held for investment, net	669,154	939,175
Accounts receivable, net	43,102	59,001
Property, equipment and software, net	33,645	48,140
Other assets	41,413	23,348
Total Assets	$1,148,505	$1,402,251
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Liabilities:
Accounts payable	$10,846	$18,361
Payable to third-party loan owners	16,719	24,998
Accrued interest payable	1,432	1,860
Accrued expenses and other liabilities	15,614	27,810
Convertible debt	—	74,222
Funding debt	569,234	817,926
Total liabilities	613,845	965,177
Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.00001 par value, 124,453,009 shares authorized at June 30, 2019 and 2020; 122,653,704 and 122,115,971 shares issued and outstanding at June 30, 2019 and 2020, respectively; liquidation preference of $802,917 and $809,032 at June 30, 2019 and 2020, respectively	798,074	804,170
Stockholders’ deficit:
Common stock, $0.00001 par value; 232,000,000 shares authorized at June 30, 2019 and 2020; 47,078,208 and 47,684,427 shares issued and outstanding at June 30, 2019 and 2020, respectively	—	—
Additional paid in capital	54,824	80,373
Accumulated deficit	(318,238)	(447,167)
Accumulated other comprehensive loss	—	(302)
Total stockholders’ deficit	(263,414)	(367,096)
Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit	$1,148,505	$1,402,251
The accompanying notes are an integral part of these consolidated financial statements.

AFFIRM HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS (Continued)
(in thousands, except shares and per share amounts)
The following table presents the assets and liabilities of consolidated variable interest entities (“VIEs”), which are included in the consolidated balance sheets above. The assets in the table below may only be used to settle obligations of consolidated VIEs and are in excess of those obligations. Additionally, the assets and liabilities in the table below include third-party assets and liabilities of consolidated VIEs only and exclude intercompany balances that eliminate upon consolidation.
	June 30, 2019	June 30, 2020
Assets of consolidated VIEs, included in total assets above
Restricted cash	$26,204	$28,788
Loans held for investment	664,779	935,085
Allowance for credit losses	(62,500)	(87,467)
Loans held for investment, net	602,279	847,618
Accounts receivable, net	6,552	8,146
Other assets	2	3,345
Total assets of consolidated VIEs	$635,037	$887,897
Liabilities of consolidated VIEs, included in total liabilities above
Accounts payable	$—	$492
Accrued interest payable	1,432	1,732
Accrued expenses and other liabilities	329	565
Funding debt	569,234	817,926
Total liabilities of consolidated VIEs	570,995	820,715
Total net assets	$64,042	$67,182
The accompanying notes are an integral part of these consolidated financial statements.

AFFIRM HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)
	For the Year Ended June 30,
	2019	2020
Revenue
Merchant network revenue	$132,363	$256,752
Virtual card network revenue	7,911	19,340
Interest income	119,404	186,730
Gain (loss) on sales of loans	(440)	31,907
Servicing income	5,129	14,799
Total Revenues, net	$264,367	$509,528
Operating Expenses
Loss on loan purchase commitment	$73,383	$161,452
Provision for credit losses	78,025	105,067
Funding costs	25,895	32,316
Processing and servicing	32,669	49,831
Technology and data analytics	76,071	122,378
Sales and marketing	16,863	25,044
General and administrative	88,902	121,230
Total Operating Expenses	391,808	617,318
Operating Loss	$(127,441)	$(107,790)
Other income (expense), net	7,022	(4,432)
Loss Before Income Taxes	$(120,419)	$(112,222)
Income tax expense	(36)	(376)
Net Loss	$(120,455)	$(112,598)
Excess Return to Preferred Stockholders on Repurchase	(14,113)	(13,205)
Net Loss Attributable to Common Stockholders	$(134,568)	$(125,803)
Other Comprehensive Loss
Foreign currency translation adjustments	$—	(302)
Net Other Comprehensive Loss	—	(302)
Comprehensive Loss	$(120,455)	$(112,900)
Per share data:
Net loss per share attributable to common stockholders – basic and diluted	$(2.84)	$(2.63)
Weighted average common shares outstanding – basic and diluted	47,345,328	47,856,720
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)		$(0.73)
Pro forma weighted average common shares outstanding – basic and diluted (unaudited)		171,764,609
The accompanying notes are an integral part of these consolidated financial statements.

AFFIRM HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(In thousands, except share amounts)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – June 30, 2018	100,443,538	$495,376	44,486,618	$—	$28,092	$(197,364)	$—	$(169,272)
Issuance of common stock	—	—	3,451,035	—	6,475	—	—	6,475
Repurchases of common stock	—	—	(859,445)	—	(2,212)	(419)	—	(2,631)
Issuance of redeemable convertible preferred stock, net of issuance costs of $4,217	23,310,166	303,083	—	—	—	—	—	—
Repurchases of redeemable convertible preferred stock	(1,100,000)	(385)	—	—	(14,113)	—	—	(14,113)
Stock-based compensation	—	—	—	—	36,582	—	—	36,582
Net loss	—	—	—	—	—	(120,455)	—	(120,455)
Balance – June 30, 2019	122,653,704	$798,074	47,078,208	$—	$54,824	$(318,238)	$—	$(263,414)
Issuance of common stock	—	—	2,101,317	—	2,733	—	—	2,733
Repurchases of common stock	—	—	(1,495,098)	—	(2,522)	(16,331)	—	(18,853)
Issuance of redeemable convertible preferred stock, net of issuance costs of $0	1,175,872	15,481	—	—	—	—	—	—
Repurchases of redeemable convertible preferred stock	(1,713,605)	(9,385)	—	—	(13,205)	—	—	(13,205)
Convertible notes beneficial conversion option	—	—	—	—	5,998	—	—	5,998
Stock-based compensation	—	—	—	—	32,545	—	—	32,545
Foreign currency translation	—	—	—	—	—	—	(302)	(302)
Net loss	—	—	—	—	—	(112,598)	—	(112,598)
Balance – June 30, 2020	122,115,971	$804,170	47,684,427	$—	$80,373	$(447,167)	$(302)	$(367,096)

The accompanying notes are an integral part of these consolidated financial statements.

AFFIRM HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended June 30,
	2019	2020
Cash Flows from Operating Activities
Net Loss	$(120,455)	$(112,598)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses	78,025	105,067
Amortization of premiums and discounts on loans	(19,375)	(27,605)
(Gain) loss on sales of loans	440	(31,907)
Changes in fair value of servicing assets and liabilities	(940)	(987)
Changes in fair value of convertible debt derivative	—	3,834
Amortization of debt issuance costs	1,698	2,313
Stock-based compensation	33,701	29,625
Depreciation and amortization	5,266	9,444
Deferred tax expense	36	385
Other	—	(304)
Purchases of loans held for sale	(858,661)	(2,101,483)
Proceeds from the sale of loans held for sale	813,309	2,021,938
Change in operating assets and liabilities:
Accounts receivable, net	(24,791)	(19,049)
Other assets	(17,105)	19,936
Accrued interest payable	675	428
Accounts payable	4,435	7,514
Accrued expenses and other liabilities	9,782	13,868
Payable to third-party loan owners	6,311	8,279
Net Cash Used in Operating Activities	(87,649)	(71,302)
Cash Flows from Investing Activities
Purchases of loans	(1,892,508)	(2,830,320)
Proceeds from the sale of loans	147,103	303,433
Principal repayments of loans	1,412,927	2,294,833
Additions to property, equipment and software	(19,406)	(21,019)
Purchases of intangible assets	(1,844)	—
Net Cash Used in Investing Activities	(353,728)	(253,073)
Cash Flows from Financing Activities
Proceeds from funding debt	1,354,550	2,132,805
Payments of debt issuance costs	(4,850)	(7,687)
Principal repayments of funding debt	(1,080,481)	(1,882,155)
Proceeds from issuance of convertible debt	—	75,000
Proceeds from issuance of redeemable convertible preferred stock, net	303,083	15,481
Repurchases of redeemable convertible preferred stock	(14,498)	(22,591)
Proceeds from issuance of common stock	6,475	2,733
Repurchases of common stock	(2,631)	(18,854)
Net Cash Provided by Financing Activities	561,648	294,732
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	120,271	(29,643)
Cash, cash equivalents and restricted cash, beginning of year	237,500	357,771
Cash, Cash Equivalents and Restricted Cash, End of Year	$357,771	$328,128
Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$27,838	$28,085
Supplemental Disclosures of Non-Cash Investing Activities
Stock-based compensation included in capitalized internal-use software	$2,882	$2,921
Additions to property, equipment and software included in accrued expenses	$3,023	$27
The accompanying notes are an integral part of these consolidated financial statements.

1.
Business Description

Affirm Holdings, Inc. (“Affirm”, the “Company”, “we”, “us”, or “our”), headquartered in San Francisco, California, provides consumers with a simpler, more transparent, and flexible alternative to traditional payment options. Our mission is to deliver honest financial products that improve lives. Through our technology-driven payments network and partnership with an originating bank, Affirm enables consumers to confidently pay for a purchase over time, with terms ranging from one to forty-eight months. When a consumer applies for a loan through our platform, the loan is underwritten using our proprietary risk model. Once approved and the consumer selects their preferred repayment option, the majority of loans are funded and issued by our originating bank partner.
Merchants partner with us to transform the consumer shopping experience and to acquire and convert customers more effectively through our frictionless point-of-sale payment solution. Consumers get the flexibility to buy now and make simple monthly payments for their purchases and merchants see increased average order value, repeat purchase rate, and an overall more satisfied customer base. Unlike legacy payment options and our competitors’ product offerings, which charge deferred or compounding interest and unexpected costs, we disclose up-front to consumers exactly what they will owe — no hidden fees, no penalties.
June 2019 Merger Transaction
On June 18, 2019, Affirm, Inc., the operating entity originally founded in 2012, consummated a reorganization by interposing a holding company between Affirm, Inc. and its shareholders. To accomplish this, Affirm, Inc. formed Affirm Holdings, Inc., which was incorporated in Delaware on June 12, 2019, and Accompany Merger Sub, Inc. (“Merger Sub”), as a wholly owned subsidiary of Affirm Holdings, Inc. Affirm, Inc. merged with Merger Sub, with Affirm, Inc. as the surviving entity, by issuing identical shares of stock of Affirm Holdings, Inc. in exchange for their equity interest in Affirm, Inc. After the merger, all of the shareholders of Affirm, Inc. became 100% shareholders of Affirm Holdings, Inc., and Affirm, Inc. became a wholly owned subsidiary of Affirm Holdings, Inc.
The merger was considered a transaction between entities under common control. Accordingly, Affirm Holdings, Inc. recognized the assets and liabilities of Affirm, Inc. at their carrying values. There was no effect to consolidated operating loss or to consolidated net loss.
2.
Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).
Our financial statements have been prepared on a consolidated basis. Under this basis of presentation, our financial statements consolidate all wholly owned subsidiaries and variable interest entities (“VIEs”), in which we have a controlling financial interest. These include various Delaware business trusts established to enter into warehouse credit agreements with certain lenders for funding debt facilities.
A VIE is a legal entity that has a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. Our variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity’s net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. We consolidate a VIE when we are deemed to be the primary beneficiary. We assess whether or not we are the primary beneficiary of a VIE on an ongoing basis.

Unaudited Pro Forma Information
The unaudited pro forma basic and diluted net loss per share attributable to common stockholders in our consolidated statements of operations for the year ended June 30, 2020 are computed as if the IPO had occurred on the later of July 1, 2019 and the date the equity instruments were issued or vested. The weighted average common shares used in the unaudited pro forma basic and diluted net loss per share attributable to common stockholders is calculated after giving effect to: (i) the automatic conversion of all our outstanding shares of redeemable convertible preferred stock into 122,115,971 shares of common stock; (ii) the conversion of our convertible debt into 4,444,321 shares of common stock; (iii) the vesting of 998,268 RSUs with vesting conditions contingent upon the closing of the proposed IPO; and (iv) the required net exercise of 50,000 vested common stock warrants. The conversion of our redeemable convertible preferred stock is based on a conversion ratio of 1:1 which is determined by dividing the original issue price for the specific series of redeemable convertible preferred shares by the conversion price for that series of redeemable convertible preferred shares. The conversion of our convertible debt is based on: (i) the conversion of our convertible debt to 4,444,321 shares of Series G redeemable convertible preferred stock which occurred as part of our Series G financing that closed subsequent to June 30, 2020, and (ii) the automatic conversion of the 4,444,321 shares of Series G redeemable convertible preferred stock into common stock upon the closing of our proposed IPO. The vesting of our RSUs with vesting conditions contingent upon the closing of the proposed IPO results in the recognition of additional stock-based compensation expense of $12.3 million. The numerator used in the unaudited pro forma basic and diluted net loss per share attributable to common stockholders excludes (i) any adjustment related to the assumed extinguishment of our convertible debt as the potential adjustment would not have a continuing impact on our statements of operations; and (ii) the excess return to redeemable convertible preferred stockholders on repurchase as the redeemable convertible preferred stock was assumed to have been converted into common shares as of July 1, 2019.
The shares of common stock expected to be issued and the proceeds expected to be received in our proposed IPO are excluded from the pro forma net loss per share attributable to common stockholders, basic and diluted.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the use of estimates, judgments and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. Material estimates that are particularly susceptible to significant change relate to determination of the allowance for credit losses, capitalized software development costs, valuation allowance for deferred tax assets, convertible debt derivatives, and loss on loan purchase commitment. We base our estimates on historical experience, current events and other factors we believe to be reasonable under the circumstances. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results will be materially affected.
These estimates are based on information available as of the date of the consolidated financial statement; therefore, actual results could differ materially from those estimates.
Segment Reporting
We conduct our operations through a single operating segment and, therefore, one reportable segment. Operating segments are components of a company for which separate financial information is internally produced for regular use by the Chief Operating Decision Maker (“CODM”) to allocate resources and assess the performance of the business. Our CODM, the Chief Executive Officer of Affirm Holdings, Inc., uses a variety of measures to assess the performance of the business; however, detailed profitability information that could be used to allocate resources and assess the performance of the business is managed and reviewed for the consolidated company as a whole.
Cash and Cash Equivalents
Cash and cash equivalents consist of checking, money market and savings accounts held at financial institutions or highly liquid investments purchased with an original maturity of three months or less.

Restricted Cash
Restricted cash consists primarily of: (i) deposits restricted by standby letters of credit for office leases; (ii) funds held in accounts as collateral for an originating bank partner; and (iii) servicing funds held in accounts contractually restricted by agreements with warehouse credit facilities and third-party loan owners. We have no ability to draw on such funds as long as they remain restricted under the applicable agreements.
Loans Held for Investment
We purchase our loans from an originating bank partner pursuant to the terms outlined in the executed loan sale program agreement. Loan receivables that we have the intent and ability to hold for the foreseeable future or until maturity or payoff are classified as held for investment and are reported at amortized cost, which includes unpaid principal balances, any related premiums including fees paid to the originating bank partner and discounts due to loan commitment liability, where applicable, adjusted for any charge-offs and the allowance for credit losses.
Loans Held for Sale
We sell certain loans to third-party loan buyers. A loan is initially classified as held for sale when the whole loan is identified as for sale. Loans classified as held for sale are recorded at the lower of amortized cost or fair value. A loan that is initially designated as held for sale or held for investment may be reclassified when our intent for that loan changes. When a loan held for investment is reclassified to held for sale, any allowance for the credit loss related to that loan is released and any fair value adjustment to record the loan at the lower of amortized cost or fair value is recorded.
Transfers of Financial Assets
We account for the loan sales in accordance with ASC 860, which states that a transfer of financial assets, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale if all of the following conditions are met:
a.
The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;

b.
The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and

c.
The transferor does not maintain effective control of the transferred assets.

For the years ended June 30, 2019 and June 30, 2020, all loan sales met the requirements for sale treatment in accordance with ASC 860. We record the gain or loss on the sale of a loan at the sale date in an amount equal to the proceeds received, adjusted for initial recognition of servicing assets or liabilities obtained at the date of sale, less the carrying value of the loan.
Upon the sale of a loan to a third-party loan buyer in which we retain servicing rights, we may recognize a servicing asset or liability. Receiving more than adequate compensation, as defined by ASC 860, “Transfers and Servicing”, for servicing those loans, results in recognition of a servicing asset. Receiving less than adequate compensation results in a servicing liability. Servicing assets and liabilities are recorded at fair value and are presented as a component of other assets or accrued expenses and other liabilities, respectively. The recognition of a servicing asset results in a corresponding increase to the gain or loss on sale of loans. The recognition of a servicing liability results in a corresponding decrease to gain on sales of loans. The servicing rights are marked to fair value each period, with the subsequent adjustment recognized in servicing income. The subsequent measurement includes changes in inputs or assumptions used in the valuation model.
Allowance for Credit Losses
Losses on loan receivables are recognized when they are incurred, which requires us to make our best estimate of incurred losses inherent in the portfolio. The method for calculating the best estimate of incurred losses takes into account our historical experience, adjusted for current conditions and our judgment concerning the probable effects of relevant observable data, trends and market factors. The allowance for credit losses is maintained at a level sufficient to provide for incurred credit losses based on evaluating known and inherent risks in the loan portfolio.
In estimating the allowance for credit losses, management utilizes a migration analysis of delinquent and current loan receivables. Migration analysis is a technique used to estimate the likelihood that a loan receivable will progress through various stages of delinquency and to charge-off. The analysis focuses on the pertinent factors underlying the quality of the loan portfolio. These factors include historical performance, the age of the receivable balance, seasonality, customer credit-worthiness, changes in the size and composition of the loan portfolio, delinquency levels, bankruptcy filings, actual credit loss experience, and current economic conditions.
When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is 120 days past due and the borrower has not demonstrated the ability or intent to bring the loan current.
The underlying assumptions, estimates and assessments we use to provide for losses are updated each period to reflect our view of current conditions, which can result in changes to our assumptions. Changes in such estimates can significantly affect the allowance and provision for credit losses. It is possible that we will experience credit losses that are different from our current estimates.
A provision for credit losses is charged against income and added to the allowance for credit losses based on regular assessments of the loan portfolio. Loans are charged-off in accordance with our charge-off policy, as the contractual principal or interest become 120 days past due. Charge-offs are recorded as a reduction to the allowance for credit losses. Costs incurred to recover charged-off loans are recorded as collection expenses and are included in processing and servicing on the consolidated statements of operations. Accrued and unpaid interest is charged-off when a loan is 120 days past due and is recorded as a reduction in interest income. Subsequent recoveries of the unpaid principal balance, if any, are credited to the allowance for credit losses. Subsequent recoveries of unpaid interest, if any, are credited to interest income.
From time to time, we experience operational losses when loans are obtained through fraudulent means. Such loans are charged off and included within the provision for credit losses when fraud is identified.
Accounts Receivable, net
Our accounts receivable consists primarily of amounts due from payment processors, merchant partners, and third-party loan owners. We evaluate accounts receivable estimated to be uncollectible and provide allowances, as necessary, for doubtful accounts. As of June 30, 2020, this allowance was $3.1 million. We did not record an allowance for the period ended June 30, 2019.
Property, Equipment and Software, net
Property, equipment and software consist of computer and office equipment, capitalized internally developed software and website development costs and leasehold improvements. Property, equipment and software is stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are recognized using the straight-line method over the estimated useful lives of the assets which range from three to five years. Leasehold improvements are depreciated over the shorter of the improvement’s estimated useful life or the remaining lease term.
We capitalize costs to develop internally developed software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software or website will function and be used as intended. Capitalized internal-use software costs primarily include salaries and payroll-related costs for employees directly involved in the development efforts, software licenses acquired and fees paid to external consultants. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which ranges from three to five years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional functionality are capitalized and expensed over the estimated useful life of the upgrades. Capitalized internally developed software costs are included in property, equipment and software, and amortization expense is included in technology and data analytics expense in the consolidated statements of operations.
Property, equipment and software is tested for impairment when there is an indication that the carrying value of an asset group may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying values. When an asset is determined not to be recoverable, the impairment is measured based on the excess, if any, of the carrying value of the asset over its respective fair value and recorded in the period the determination is made.
Funding Debt, Convertible Debt, and Debt Issuance Costs
We borrow from various lenders to finance the purchase of loans from our originating bank partner. These borrowings are carried at amortized cost. Costs incurred in connection with borrowings, such as banker fees, commitment fees and legal fees, are classified as deferred debt issuance costs. We defer these costs and amortize them on a straight-line basis over the term of the debt. Interest payments and amortization of debt issuance costs incurred on debt used to fund purchases of loans from our originating bank partner are presented as funding costs in the consolidated statements of operations. Unamortized debt issuance costs are presented as a reduction of the associated debt.
We analyze our convertible debt instruments for embedded derivatives that may require bifurcation from the host. Where we determine that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative is carried at fair value with changes in fair value recognized in net loss during the period of change. The Fair Value of the embedded derivatives was determined utilizing a Monte Carlo Simulation (“MCS”). The MCS model utilizes probabilities and expectations for future events, to account for the impact of a change of control transaction, initial public offering (“IPO”), next equity financing or a maturity conversion event. The impact of these probability weighted events are calculated over 50,000 independent iterations. The fair value of the embedded derivatives is the enhancement value of the convertibles notes with the embedded derivatives over the value of the convertible notes without these features. The enhanced value of the convertible notes with the embedded features is based on the average value over all iterations.
If the conversion features of a convertible note provide for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible note is recorded net of the discount related to the BCF and we amortize the discount to funding costs over the life of the note using the effective interest method.
Income Taxes
We use the asset and liability method of accounting for income taxes. Under this method, the deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The calculation of our tax liabilities involves dealing with uncertainties in the application of complex federal and state tax laws and regulations. ASC 740, “Income Taxes” (“ASC 740”) states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.
We record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjusts these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.
Fair Value of Assets and Liabilities
ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that use, as inputs, observable market-based parameters to the greatest extent possible.
Additionally, ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:
•
Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

•
Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

•
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Revenue Recognition
Merchant Network Revenue
Merchant Network Revenue consists of merchant fees. Merchant partners are charged a fee on each transaction processed through the Affirm platform. The fees range depending on the individual arrangement between us and each merchant and vary based on the terms of the product offering. The fee is recognized as earned when the terms of the executed merchant agreement have been fulfilled and the merchant successfully confirms the transaction.
From time to time, we offer merchant partners promotional incentives to offer our products to their customers, such as fee reductions or rebates. These amounts, as well as refunds, are recorded as a reduction of revenue and netted against merchant network revenue.
Virtual Card Network Revenue
We have agreements with issuer processors to facilitate the origination of loans through the issuance of virtual debit cards to be used by consumers at checkout. Consumers can apply through the Affirm app and, upon approval, receive a single-use virtual debit card to be used for their purchase online or offline at a non-integrated merchant. The merchants are charged interchange fees for virtual debit card transactions by the issuer processors, as with all debit card purchases, and the issuer processor shares a portion of this revenue with us. This revenue is recognized as a percentage of both our loan volume transacted on the payment processor network and net interchange income, and this revenue is presented net of associated processing fees.
Interest Income
We accrue interest income under the effective interest rate method. Interest income on a loan is accrued daily, based on the finance charge disclosed to the consumer, over the term of the loan based upon the principal outstanding. The accrual of interest on a loan is suspended if a formal dispute involving either us or the merchant of record is opened, or a loan is 120 days past due. Upon the resolution of a dispute against the borrower, the accrual of interest is resumed and any interest that would have been earned during the disputed period is retroactively accrued. As of June 30, 2019 and 2020, the balance of loans held for investment on non-accrual status was $0.2 million and $0.3 million, respectively.
We continue to accrue interest income until either the interest accrued equals the amount of the finance charge disclosed to the consumer, the principal balance of the loan is paid in full, or the account is charged-off in the period the account becomes 120 days past due or meets other charge-off policy requirements. Past due status is based on the contractual terms of the loans. Previously recognized interest receivable from charged-off loans that was accrued but not collected from the customer is reversed.
Any discounts or premiums on loan receivables created upon purchase of the loan from our originating bank partner are amortized over the life of the loan using the effective interest method. The amortization is presented together as interest income in the consolidated statements of operations.
Servicing Income
Servicing fees are contractual fees specified in our servicing agreements with third-party loan owners that are earned from providing professional services to manage loan portfolios on their behalf. The servicing fee is calculated on a daily basis by multiplying a set fee percentage (as outlined in the executed agreements with third-party loan owners) by the outstanding loan principal balance. We recognize this revenue on a monthly basis.
Loss on Loan Purchase Commitment
We purchase loans from our originating bank partner that are processed through our platform and our originating bank partner puts back to us. Under the terms of the agreement with our originating bank partner, we are generally required to pay the principal amount plus accrued interest for such loans. In certain instances, our originating bank partner may originate loans with zero or below market interest rates that we are required to purchase. In these instances, we may be required to purchase the loan for a price in excess of the fair market value of such loans which results in a loss. These losses are recognized as loss on loan purchase commitment in our consolidated statements of operations.
Due to the nature of this arrangement with our originating bank partner, we recognize a net liability for this commitment when the merchant confirms the transaction. This liability is recorded at fair value, which is determined by the difference between the estimated fair value of the loan and the anticipated purchase price. Upon purchase, the liability is included in the amortized cost basis of the purchased loan as a discount, which is amortized into interest income over the life of the loan.
Advertising Costs
Advertising costs are expensed as incurred and are included within sales and marketing in our consolidated statements of operations. For the years ended June 30, 2019 and 2020, advertising costs totaled $2.6 million and $3.3 million, respectively.
Leases
Rent expense on operating leases is recorded on a straight-line basis over the term of the executed lease agreement and allocated to the respective expense line item in the consolidated statements of operations based on employee headcount. Any difference between the rent paid and the straight-line rent expense is recognized as deferred rent within other assets or deferred lease liability within accrued expenses and other liabilities, respectively.
Foreign Currency
Our wholly-owned foreign subsidiary, Affirm Canada Holdings Ltd., uses the local currency of its respective country as its functional currency. Assets and liabilities of this subsidiary are translated into U.S. dollars at exchange rates prevailing at the balance sheet dates. Revenues, costs, and expenses of this subsidiary are translated into U.S. dollars using daily exchange rates when incurred. Gains and losses resulting from these translations are recorded as a component of accumulated other comprehensive income (loss) (“AOCI”). Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as other income (expense), net, in our consolidated statements of operations.
Stock Based Compensation
In accordance with ASC Topic 718, “Compensation-Stock Compensation”, equity-classified stock-based compensation provided to employees is measured based on the grant date fair value of the awards and recognized as a compensation expense on a straight-line basis over the period during which the award holder is required to perform services in exchange for the award (the requisite service period). In addition, we made an accounting policy election to estimate the expected forfeiture rate and only recognize expense for those awards expected to vest. We estimate the forfeiture rate based on the historical experience of our share-based awards that are granted and forfeited prior to vesting.
We account for stock-based awards to non-employees, including consultants, in accordance with ASC Topic 505-50, “Equity-Based Payments to Non-Employees”, which requires the fair value of the equity awards granted to non-employees to be remeasured as of each reporting date.
We have granted restricted stock units (“RSUs”) which are subject to two vesting conditions: a service-based vesting condition that is typically four years from the date of grant, and a performance-based vesting condition (i.e. a liquidity event in the form of either a change of control or an initial public offering). Stock based compensation is recognized only when it is determined that it is probable that a liquidity event will occur. As of June 30, 2019 and June 30, 2020, it was not probable that a liquidity event would occur and, accordingly, no stock compensation expense has been recognized in any period presented.
Upon exercise or vesting of a share-based award, if the tax deduction exceeds the compensation cost that was previously recorded for financial statement purposes this will result in an excess tax benefit. ASU 2016-09, “Compensation-Stock Compensation (718) Improvements to Employee Share-Based Payment Accounting” requires us to recognize all excess tax benefits or tax deficiencies through the income statement as income tax expense/benefit. Under previous GAAP, any excess tax benefits were recognized in additional paid-in capital to offset current-period and subsequent-period tax deficiencies. Adoption should be applied using the modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which guidance was adopted.
Basic and Diluted Net Loss per Common Share
We calculate net income or loss per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Our common stock issued upon the early exercise of stock options and redeemable convertible preferred stock are participating securities. We consider any shares issued upon early exercise of stock options, subject to repurchase, to be participating securities because holders of such shares have non-forfeitable dividend rights in the event a cash dividend is declared on our common stock. These participating securities do not contractually require the holders of such shares to participate in our losses. As such, net losses for the years presented were not allocated to our participating securities.
We calculate basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period.
We calculate diluted net loss per share attributable to common stockholders by dividing net loss attributable to common stockholder by the weighted average number of common shares outstanding after giving consideration to the dilutive effect of our redeemable convertible preferred stock, stock options, restricted stock units, convertible debt and common stock warrants that are outstanding during the period. We have generated a net loss in all periods presented, therefore the basic and diluted net loss per share attributable to common stockholders are the same as the inclusion of the potentially dilutive securities would be anti-dilutive. During the years ended June 30, 2019 and June 30, 2020, the excess of the repurchase price of preferred stock over its carrying value has been recorded as an increase to net loss to determine net loss attributable to common stockholders, basic and diluted.
Recently Adopted Accounting Standards
We currently qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, we are provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to public business entities or (ii) within the same time periods as non-public business entities, for as long as we qualify as an emerging growth company. We have elected to adopt new or revised accounting guidance within the same time period as non-public business entities, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions provided for within the applicable guidance.
In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-01, “Financial Instruments — Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities”, to make targeting improvements to address certain aspects of recognition, measurement, presentation and disclosures of financial instruments. Subsequent to the issuance of ASU 2016-01, the FASB issued ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10)” in February 2018, to clarify certain aspects of the guidance issued in ASU 2016-01. We adopted the remaining provisions of the standard during the fiscal year beginning July 1, 2019 and determined the effects of the adoption of this standard did not have a material impact on our consolidated financial statements.
In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” which seeks to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows, among other things. We adopted ASU 2016-09 for our fiscal year beginning July 1, 2018, under the modified retrospective method. We have recorded additional deferred tax assets of $0.2 million for excess tax benefits recognized in earlier periods as of June 30, 2018, wholly offset by a valuation allowance.
In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” which requires that restricted cash and restricted cash equivalents to be included within the beginning and ending total cash amounts reported in the consolidated statements of cash flows. We adopted ASU 2016-18 for our fiscal year beginning July 1, 2019, and the effects of the adoption are presented retrospectively in our consolidated statements of cash flows.
In February 2018, the FASB issued ASU 2018-02, “Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. ASU 2018-02 allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the classification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. We adopted ASU 2018-02 for our fiscal year beginning July 1, 2019, and determined the effects of the adoption of this standard did not have a material impact on our consolidated financial statements.
We have adopted all new accounting pronouncements that are in effect and applicable to us for the year ended June 30, 2020.
Recent Accounting Pronouncements Not Yet Adopted
Revenue Recognition
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. ASC 606 requires revenue to be recognized in an amount that reflects the consideration to which the entity expects to be entitled in exchange of goods or services and also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows from customer contracts. Subsequent to the issuance of ASU 2014-09, the FASB issued several amendments to ASC 606 to clarify or improve the revenue recognition standard such as principal versus agent considerations in ASU 2016-08, technical corrections and improvements to ASC 606 in ASU 2016-20, clarifying the scope of asset derecognition guidance and accounting for partial sales of nonfinancial asset in ASU 2017-05.
In June 2020, the FASB issued ASU 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities”, which amends the effective dates of ASC 606 and ASC 842 to give immediate relief to certain entities as a result of the widespread adverse economic effects and business disruptions caused by the coronavirus disease 2019 (COVID-19) pandemic. ASU 2020-05 permits certain entities that have not yet made statements available for issuance to adopt ASC 606 for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. We have elected to adopt the effective date deferral standard and will adopt ASU 2014-09 and its related amendments for our annual reporting period beginning July 1, 2020.
ASC 606 explicitly excludes revenue generated in accordance with ASC 310, Receivables, and ASC 860, Transfers and Servicing. Accordingly, we have concluded that interest income, gains on loan sales and servicing income will not be affected by the adoption of ASC 606 and its related amendments. Merchant network revenue and virtual card network revenue will be within the scope of ASC 606. We believe the adoption of this standard will not have a material impact on our consolidated financial statements.
Leases
In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” that substantially modifies lessee accounting for leases, and requires most leases to be recognized on the balance sheet with enhanced disclosures. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. Subsequent to the issuance of ASU 2016-02, the FASB issued several amendments to ASC 842 to clarify or improve the new leases standard such as codification and targeted improvements in ASUs 2018-10, 2018-11 and 2019-01, narrow-scope improvements for lessors in ASU 2018-20, etc. For private companies, the amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The effective dates in ASU 2016-02 for private companies were deferred by one year pursuant to the FASB’s issuance of ASU 2019-10, “Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates” in November 2019.
As noted above, in June 2020, the FASB issued ASU 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities”, which amends the effective dates of ASC 606 and ASC 842 to give immediate relief to certain entities as a result of the widespread adverse economic effects and business disruptions caused by the coronavirus disease 2019 (COVID-19) pandemic. ASU 2020-05 permits certain private entities that have not yet issued their financial statements or made financial statements available for issuance, to adopt ASC 842 for fiscal years beginning after December 15, 2021, and interim reporting periods within fiscal years beginning after December 15, 2022. We have elected to adopt the effective date deferral standard and will adopt ASU 2016-02 and its related amendments for our annual reporting period beginning July 1, 2022. We are currently evaluating the impact of adopting ASU 2016-02 and its amendments on our consolidated financial statements.
Financial Instruments — Credit Losses
In June 2016, the FASB issued amendments on ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326)”. The amendments will replace the incurred loss impairment methodology in current US GAAP with a methodology that measures expected credit losses based on historical experience, current conditions and a reasonable and supportable forecast. This amendment is generally referred to as the current expected credit loss (CECL) standard. The amendments in this standard will be recognized through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Subsequent to the issuance of ASU 2016-13, the FASB issued several amendments to ASC 326 to clarify or improve the financial instruments credit losses standard such as codification and targeted improvements in ASUs 2018-19, 2019-04, 2019-05, 2019-11 and 2020-03. For private companies, the amendments in ASU 2016-13 were initially effective for fiscal years beginning after December 15, 2021, and interim periods therein. The effective dates in ASU 2016-13 for private companies were deferred by one year (fiscal years beginning after December 15, 2022) pursuant to the FASB’s Issuance of ASU 2019-10, “Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates” in November 2019.”
The standard dictates that institutions estimate the cash flows that are not expected to be collected over the contractual life of the loan, adjusted for prepayments. Our current methodology also estimates the total expected cash flow not expected to be collected on our consolidated balance sheets. Based on preliminary analysis, we do not expect that the consideration of forward-looking information, i.e. the reasonable and supportable forecast, will result in a material impact to our consolidated financial statements. However, we are still in the process of evaluating the impact.
Compensation — Stock Compensation
In June 2018, the FASB issued ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share Based Payment Accounting” that expands on the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from nonemployee. For non-public business entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption of ASC 606. We have not yet adopted ASC 606 for the year ended June 30, 2020, but we do not expect this standard to have a material impact on our consolidated financial statements.
Fair Value Measurement Disclosures
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to Disclosure Requirements for Fair Value Measurement” which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The guidance promotes a framework to help improve the effectiveness of disclosures in the notes to the financial statements and is effective for all entities for fiscal years, and interim periods within those years beginning after December 15, 2019 with early adoption permitted for any removed or modified disclosure requirements. We are currently evaluating the impact of adopting this amendment on our consolidated financial statements. As the updates relate to financial statement disclosures only, we do not expect this to have a material effect on our consolidated financial statements.
Income Taxes
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” that simplifies the accounting for income taxes by removing certain exceptions to the general principles in such areas as intraperiod tax allocation, year to date losses in interim periods and deferred tax liabilities related to outside basis differences. Amendments also include simplifications in other areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. Subject to meeting certain criteria, the new guidance provides optional expedients and exceptions to applying contract modification accounting under existing U.S. GAAP, to address the expected phase out of the London Inter-bank Offered Rate (“LIBOR”) by the end of 2021. This ASU is effective for all entities upon issuance as of March 12, 2020 through December 31, 2022. We are in the process of reviewing our revolving credit agreements and loan sale agreements that utilize LIBOR as the reference rate and introducing new fallback language to these agreements. We expect the impact of this change to have an immaterial impact on our consolidated financial statements.
3.
Interest Income

Interest income consisted of the following components for the years ended June 30 (in thousands):
	2019	2020
Interest income on unpaid principal balance	$103,731	$163,374
Amortization of discount on loans held for investment	21,833	35,251
Amortization of premiums on loans	(2,458)	(6,157)
Interest receivable charged-off, net of recoveries	(3,702)	(5,738)
Total interest income	$119,404	$186,730

4.
Loans Held for Investment and Allowance for Credit Losses

Loans held for investment consisted of the following as of June 30 (in thousands):
	2019	2020
Unpaid principal balance	$742,525	$1,054,077
Accrued interest receivable	6,922	8,707
Premiums on loans held for investment	2,455	4,646
Less: Discount due to loan commitment liability	(13,068)	(28,659)
Less: Loans held for sale	(3,420)	(4,459)
Total loans held for investment	$735,414	$1,034,312
Generally, loans are originated by our originating bank partner through our technology platform and later purchased by us. During the years ended June 30, 2019 and June 30, 2020, we purchased loans from our originating bank partner in the amount of $2,744.8 million and $4,726.5 million, respectively.
These loans have a variety of lending terms as well as lengths ranging from one to forty-eight months. We evaluate all loans as a homogeneous loan portfolio given it focuses on one product segment, point-of-sale unsecured installment loans.
We closely monitor credit quality for our loan receivables to manage and evaluate our related exposure to credit risk. Credit risk management begins with initial underwriting, where loan applications are assessed against the credit underwriting policy and procedures of our originating bank partner, and continues through to full repayment of a loan. To assess a consumer who requests a loan, we use, among other indicators, internally developed risk models using detailed information from external sources, such as credit bureaus where available, and internal historical experience, including the consumer’s prior repayment history on our platform as well as other measures. We combine these factors to establish a proprietary score as a credit quality indicator.
Our proprietary score (“ITACs”) is assigned to most loans facilitated through our technology platform, ranging from zero to 100, with 100 representing the highest credit quality. The ITACs model analyzes the characteristics of an applicant’s attributes that are shown to be predictive of both willingness and ability to repay including, but not limited to: basic features of a borrower’s credit profile, a borrower’s prior repayment performance with other creditors, current credit utilization, and legal and policy changes. When an applicant passes both fraud and credit policy checks, they are assigned an ITACs score. ITACs is also widely used for portfolio performance monitoring. Our risk organization closely tracks the distribution of applicant ITACs as well as the ITACs of captured loans to monitor for signs of a changing credit profile within the portfolio. Repayment performance within each ITACs band is also monitored to ensure both the integrity of the risk scoring models and to measure possible changes in consumer behavior amongst various credit tiers.

The following table presents an analysis of the credit quality of the unpaid principal balance of loans held for investment by ITACs for the years ended June 30 (in thousands):
	2019	2020
96+	$425,070	$746,758
94 – 96	204,214	196,083
90 – 94	105,570	82,368
<90	7,671	8,004
No score(1)	—	20,864
Total unpaid principal balance	$742,525	$1,054,077

(1)
This balance represents loan receivables in experimental products or new markets without sufficient data currently available for use of the Affirm scoring methodology.

Loan receivables are defined as past due if either the principal or interest have not been received within four calendars days of when they are due in accordance with the agreed upon contractual terms. The following table presents an aging analysis of the unpaid principal balance related to loans held for investment by delinquency status as of June 30 (in thousands):
	2019	2020
Non-delinquent loans	$725,648	$1,019,492
4 – 29 calendar days past due(1)	6,314	16,765
30 – 59 calendar days past due	6,196	5,393
60 – 89 calendar days past due	4,264	6,268
90-119 calendar days past due	103	6,159
Total unpaid principal balance	$742,525	$1,054,077

(1)
Loans are not considered delinquent until they are 4 calendar days past due.

We maintain an allowance for credit losses at a level that is appropriate to absorb probable losses inherent in unsecured consumer loan receivables. The allowance for credit losses covers estimated losses. When loans are charged off, we may continue to attempt to recover amounts from the respective borrowers.
The following table details activity in the allowance for credit losses for the years ended June 30 (in thousands):
	2019	2020
Balance at the beginning of the period	$35,949	$66,260
Provision for credit losses(1)	77,416	101,540
Charge-offs	(50,107)	(81,052)
Recoveries of charged-off receivables	3,002	8,389
Balance at the end of the period	$66,260	$95,137

(1)
Excludes provision for merchant losses of zero and $3.2 million and provision for repurchase of fraudulent loans sold of $0.6 million and $0.4 million, for the years ended June 30, 2019 and 2020, respectively, which are included in the provision for credit losses line on the consolidated statements of operations.

5.
Property, Equipment and Software, net

Property, equipment and software, net, consist of the following as of June 30 (in thousands):
	Estimated Useful Life	2019	2020
Internally developed software	3 – 5 years	$24,294	$40,444
Leasehold improvements	Life of lease	11,677	16,645
Furniture and equipment	5 years	3,919	4,713
Computer equipment	3 years	2,578	3,990
Total property, equipment and software, at cost		42,468	65,792
Less: accumulated depreciation and amortization		(8,823)	(17,652)
Property, equipment and software, net		$33,645	$48,140
Depreciation and amortization expense on property, equipment and software was $5.3 million and $9.4 million for the years ended June 30, 2019 and 2020, respectively. Depreciation expense on leasehold improvements, furniture and equipment, and computer equipment is included as a component of general and administrative expenses in the consolidated statements of operations. Amortization expense on internally developed software is included as a component of technology and data analytics expense in the consolidated statements of operations.
No impairment losses related to property, equipment and software were recorded during the fiscal years ended June 30, 2019 and June 30, 2020.
6.
Other Assets

Other assets consisted of the following as of June 30 (in thousands):
	2019	2020
Processing reserves	$17,191	$924
Promote amount asset	8,878	—
Prepaid expenses	4,590	6,406
Other receivables	2,783	3,169
Other assets	7,971	12,849
Total other assets	$41,413	$23,348
Processing Reserves
We have partnered with an open application programming interface (“API”) virtual debit card issuer (the “issuer”) to facilitate purchase transactions through the creation of virtual cards to be used by consumers at checkout. To ensure no interruptions to the timely creation and loading of virtual debit cards, we are required to maintain minimum levels of cash reserves with the issuer. During the year ended June 30, 2020, we entered into an agreement in which this reserve requirement is now funded by a bank partner. Funds previously contributed into the reserve since the inception of the partnership were returned to us.
Additionally, we have partnered with payment processors and originating banks to facilitate the processing of payments on loans that we service. Similarly, to ensure no interruptions of services, we are required to maintain certain minimum cash reserves with each partner.
Promote Amount Asset
In July 2017, we executed a loan sale agreement with a third-party loan buyer. Under this agreement, the loan buyer agreed to share with us a promote amount with respect to each monthly cohort of loan sales, to the extent the internal rate of return (“IRR”) for such monthly cohort of loan sales exceeds the 7%. At each sale date, we determine the fair value of the promote amount by discounting our share of estimated cashflows as they exceed the IRR threshold.
In September 2019, we entered into a letter agreement with the third-party loan buyer to settle the promote amount asset for $11.1 million in cash.
7.
Employee Benefits

Retirement Benefits
We offer a 401(k) plan to all full-time employees. Eligibility for the plan is effective on the first of the month following an employee’s first 90 days of service. Employees may elect to contribute to a traditional 401(k) plan, which qualifies as a deferred compensation arrangement under Section 401 of the Internal Revenue Code (“IRC”). In this case, participating employees defer a portion of their pre-tax earnings. Employees may also contribute to a Roth 401(k) plan using post-tax dollars. We have not made any matching contributions to date.
Health and Welfare Benefits
We provide health and welfare benefits to our employees, including health, dental, prescription drug and vision for which we are fully-insured. The expense incurred associated with these benefits was $4.4 million and $7.1 million for the years ended June 30, 2019 and 2020, respectively.
8.
Commitments and Contingencies

Lease Commitments
We lease facilities under operating leases with various expiration dates through 2030, totaling 269,404 rentable square feet. The Company’s corporate headquarters are located in San Francisco, California. We also lease office space in New York City, New York; Pittsburgh, Pennsylvania; Salt Lake City, Utah; and Chicago, Illinois.
Several leases require us to obtain standby letters of credit, naming the lessor as a beneficiary. These letters of credit act as security for the faithful performance by us of all terms, covenants and conditions of the lease agreement. The cash collateral and deposits for the letters of credit have been recognized as restricted cash in the consolidated balance sheets and totaled $7.1 million and $9.7 million as of June 30, 2019 and 2020, respectively.
Total rent expense incurred for all locations totaled $7.7 million and $13.7 million for the years ended June 30, 2019 and 2020, respectively, and is allocated between functional operating expense lines in the consolidated statements of operations based on headcount.
As of June 30, 2020, future minimum lease commitments under operating leases were as follows (in thousands) for the fiscal years ended:
2021	$13,876
2022	14,232
2023	15,242
2024	15,499
2025	15,769
Thereafter	25,146
Total	$99,764
Legal Proceedings
From time to time we are subject to legal proceedings and claims in the ordinary course of business. The results of such matters often cannot be predicted with certainty. In accordance with applicable accounting guidance, we establish an accrued liability for legal proceeding and claims when those matters present loss contingencies which are both probable and reasonably estimable. All such liabilities arising from current legal and regulatory matters have been recorded in accrued expenses and other liabilities and these matters are immaterial.
Concentrations of Credit Risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, and restricted cash. We maintain our cash, cash equivalents and restricted cash in accounts at regulated domestic financial institutions and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.
We are exposed to default risk on loan receivables originated by and purchased from our originating bank partner. The ultimate collectability of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions. For the years ended June 30, 2019 and 2020, approximately 15% and 15% of loan receivables related to customers residing in the state of California, respectively. No other states or provinces exceeded 10%.
Concentrations of Revenue
For the year ended June 30, 2019, approximately 20% of total revenues was driven by one merchant partner. For the year ended June 30, 2020, approximately 28% of total revenues was driven by one merchant partner.
9.
Transactions with Related Parties

In the ordinary course of business, we may enter into transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties).
We earned sublease income with affiliated companies which has been recognized as other income in the consolidated statements of operations. During the years ended June 30, 2019 and 2020, we received $0.4 million and $0.1 million in payments from affiliated companies, primarily for occupancy related expenses, which is recorded as a part of other income (expense), net, on the consolidated statements of operations.
Additionally, some of our directors, principal officers, and their immediate families have opened accounts with and received loans facilitated by us, in accordance with our regular consumer loan offerings. The outstanding balance and interest earned on such accounts is immaterial.
10.
Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):
	2019	2020
Accrued expenses	$7,481	$16,088
Deferred lease liability	2,800	4,492
Other liabilities	5,333	7,230
Total accrued expenses and other liabilities	$15,614	$27,810

11.
Funding Debt

Through trusts, we entered into warehouse credit facilities with certain lenders from June 2016 to 2020 to finance our purchases of loans and to pay fees and expenses related to the applicable facilities. Each trust entered into a credit agreement and security agreement with a commercial bank as administrative agent and a national banking association as collateral trustee and paying agent. Borrowings under these agreements are referred to as funding debt and these funds can only be used for the purposes of facilitating loan purchases, with advance rates ranging from 80-88%. These revolving facilities mature between 2022 and 2026, and subject to covenant compliance generally permit borrowings up to 12 months prior to the final maturity date. As of June 30, 2020, the aggregate commitment amount of these agreements was $1,425.0 million of which $824.6 million was drawn, with $600.4 million remaining available, excluding deferred debt issuance costs.
Funding debt and its aggregate future maturities consists of the following (in thousands):
	Funding Debt Outstanding
Final Maturity Fiscal Year	2019	2020
2021	$325,504	$—
2022	248,425	171,133
2023	—	653,447
2024	—	—
2025	—	—
Thereafter	—	—
Total	$573,929	$824,580
Deferred debt issuance costs	(4,695)	(6,654)
Total funding debt, net of deferred debt issuance costs	$569,234	$817,926
Some of the loans purchased from the originating bank partner are pledged as collateral for borrowings in our funding debt facilities. The unpaid principal balance of these loans totaled $716.5 million and $990.7 million as of June 30, 2019 and 2020, respectively.
Borrowings under these facilities bear interest at an annual benchmark rate of LIBOR (London Inter-bank Offered Rate) or at an alternative commercial paper rate (which is either (i) the per annum rate equivalent to the weighted-average of the per annum rates at which all commercial paper notes were issued by certain lenders to fund advances or maintain loans, or (ii) the daily weighted-average of LIBOR, as set forth in the applicable credit agreement), plus a spread ranging from 1.75% to 5.50%. Interest is payable monthly. In addition, these agreements require payment of a monthly unused commitment fee ranging from 0.20% to 0.75% per annum on the undrawn portion available.
These agreements contain certain covenants. As of June 30, 2020, we were in compliance with all applicable covenants in the agreements.
12.
Convertible Debt

In April 2020, we entered into a note purchase agreement with various investors pursuant to which we issued convertible notes in an aggregate amount of $75.0 million with maturity dates in April 2021 and bearing interest at a rate of 1.00% per annum.
The principal and any unpaid accrued interest of each convertible note will automatically convert into shares of redeemable convertible preferred stock upon the closing of a financing in which we receive no less than $50.0 million in proceeds from the issuance of redeemable convertible preferred stock. Where an issuance of the redeemable convertible preferred stock results in proceeds of less than $50.0 million, the holders of a majority of the interest in the aggregate principal amount of the convertible notes, may elect, at their option, to convert the principal amount and any unpaid accrued interest on each convertible note into shares of redeemable convertible preferred stock. In these situations, the conversion price is equal to the lesser of a discounted conversion price and a conversion price cap. The discounted conversion price varies depending on the time that has elapsed between the issuance of the convertible notes and the closing of the relevant financing. The conversion cap is determined based on a fixed valuation of the company and on our capitalization determined immediately before the closing of the relevant financing on a fully diluted basis.
In the event of a liquidation transaction or a qualified initial public offering, the holders of a majority of the interest in the aggregate principal amount of the convertible notes, may elect, at their option, to redeem the convertible notes in cash or convert the convertible notes into shares of common stock. Upon a redemption in cash, the redemption price varies depending on the time that has elapsed between the issuance of the convertible notes and the corporate transaction or the qualified initial public offering. If conversion to common stock is elected, the conversion price is determined based on a fixed valuation of the company and on our capitalization immediately before the closing of the liquidation transaction or qualified initial public offering on a fully diluted basis. A qualified initial public offering is one where the gross proceeds are no less than $50.0 million.
Upon maturity, the holders of a majority of the interest in the aggregate principal amount of the convertible notes, may elect, at their option, to convert, at a fixed conversion price, the principal amount and any unpaid accrued interest into shares of a newly authorized series G-1 redeemable convertible preferred stock having similar rights, privileges, preferences and restrictions as our Series G redeemable convertible preferred stock.
In accordance with the accounting guidance on embedded conversion and redemption features in ASC 815, “Derivatives and Hedging”, we valued and bifurcated several derivatives from the host debt instrument because these embedded derivatives met the all the bifurcation criteria. The $2.8 million initial value of the bifurcated derivatives was recorded as a liability with the offset being recorded as a debt discount. Both the liability and the offsetting debt discount are presented together in convertible debt on the consolidated balance sheets. The resulting debt discount is being amortized to interest expense at an effective interest rate of 1.0% over the one-year term of the convertible notes. This interest expense is recorded in funding costs within operating expenses on our consolidated statement of operations. The change in fair value of these embedded derivatives is recognized in other income (expense), net, during the period of the change.
In addition, the issuance of the convertible notes gave rise to a beneficial conversion feature because the rate of conversion upon maturity of the convertible notes was below the fair value of our redeemable convertible preferred stock on the issuance date. The intrinsic value of the beneficial conversion feature of $5.6 million was recorded as a debt discount with a corresponding amount to additional paid-in capital within stockholders’ deficit. The debt discount is presented within convertible notes in the consolidated balance sheets. The intrinsic value was calculated as the number of shares of redeemable convertible preferred stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the redeemable convertible preferred stock on the issuance date. We are amortizing this discount to funding costs over the one-year term of the convertible notes using the straight-line method.
The carrying value of the convertible debt as of June 30, 2020 is as follows (in thousands):
2020
Convertible notes	$75,000
Less: Deferred debt issuance costs	(103)
Less: Debt discount	(7,282)
Total carrying value of convertible debt	$67,615
Derivative liability	6,607
Total convertible debt	$74,222

13.
Variable Interest Entities

We consolidate VIEs when we are deemed to be the primary beneficiary. See Note 2. Summary of Significant Accounting Policies for additional information. We established certain entities (deemed to be VIEs) to enter into warehouse credit facilities for the purpose of purchasing loans from our originating bank partner. See Note 11. Funding Debt for additional information. The creditors of the VIEs above have no recourse to the general credit of the Company as the primary beneficiary of the VIEs and the liabilities of the VIEs can only be settled by the respective VIE’s assets.
We did not have any transactions with unconsolidated VIEs during the years ended June 30, 2019 and 2020.
14.
Fair Value of Financial Assets and Liabilities

Financial Assets and Liabilities Recorded at Fair Value
The following tables present information about our assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2019 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:
Promote amount asset	$—	$—	$8,878	$8,878
Servicing assets	—	—	1,680	1,680
Total assets	$—	$—	$10,558	$10,558
Liabilities:
Servicing liabilities	$—	$—	$1,130	$1,130
Performance fee liability	—	—	488	488
Total liabilities	$—	$—	$1,618	$1,618
The following tables present information about our assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2020 (in thousands):
	Level 1	Level 2	Level 3	Total
Assets:
Servicing assets	$—	$—	$2,132	$2,132
Total assets	$—	$—	$2,132	$2,132
Liabilities:
Constant maturity swaps	$—	$3,297	$—	$3,297
Servicing liabilities	—	—	1,540	1,540
Performance fee liability	—	—	875	875
Convertible debt derivative	—	—	6,607	6,607
Total liabilities	$—	$3,297	$9,022	$12,319
During the year ended June 30, 2020, we acquired a series of constant maturity swaps from an institutional bank for the purpose of offsetting variable cash flows related to loan sale pricing fluctuations with a third-party loan buyer. These derivatives have not been designated as hedging instruments. The instruments are recorded at fair value, based on prices quoted for similar financial instruments in markets that are not active, and are presented within other assets on the consolidated balance sheets, together with the collateral amount required by the agreements. Any changes in the fair value of these financial instruments is reflected in other income (expense), net, on the consolidated statements of operations.
There were no transfers between levels for the years ended June 30, 2019 and 2020.
Assets and Liabilities Measured at Fair Value on a Recurring Basis using Significant Unobservable Inputs (Level 3)
We evaluate our financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them each reporting period. Since our promote amount asset, servicing assets and liabilities, performance fee liability, and convertible debt derivatives do not trade in an active market with readily observable prices, we use significant unobservable inputs to measure fair value. This determination requires significant judgements to be made.
Promote Amount Asset
See Note 6. Other Assets for a description of the promote amount asset. On September 13, 2019, Affirm Loan Asset Sales I LLC, a wholly owned subsidiary of Affirm Holdings, Inc., executed a side letter agreement with an existing third-party loan buyer to settle the promote amount asset.
The table below summarizes the activity related to the fair value of the promote amount asset for the years ended June 30 (in thousands):

Promote Amount Asset
Fair value at June 30, 2018	$4,021
Initial transfers of financial assets	3,034
Subsequent changes in fair value	1,823
Fair value at June 30, 2019	$8,878
Initial transfers of financial assets	180
Subsequent changes in fair value	2,068
Settlement of promote amount asset	(11,126)
Fair value at June 30, 2020	$—
Servicing Assets and Liabilities
During the years ended June 30, 2019 and 2020, we sold loans with an unpaid balance of $1,014.2 million and $2,664.4 million, respectively, of which we retained servicing rights. As of June 30, 2019 and 2020, we serviced loans we sold with a remaining unpaid principal balance of $608.4 million and $1,365.6 million, respectively.
We use discounted cash flow models, to arrive at an estimate of fair value. Significant assumptions used in the valuation of our servicing rights are as follows:
Adequate Compensation
We estimate adequate compensation as the rate a willing market participant would require for servicing loans with similar characteristics as those in the serviced portfolio.
Discount Rate
Estimated future payments to be received under servicing agreements are discounted as a part of determining the fair value of the servicing rights. For servicing rights on loans, the discount rate reflects the time value of money and a risk premium intended to reflect the amount of compensation market participants would require.
Net Default Rate
We estimate the timing and probability of early loan payoffs, loan defaults and write-offs, thus affecting the projected unpaid principal balance and expected term of the loan, which are used to project future servicing revenues and expenses.
For the years ended June 30, 2019 and 2020, we earned $5.1 million and $14.8 million of servicing income, respectively. As of June 30, 2019 and 2020, the aggregate fair value of the servicing assets was measured at $1.7 million and $2.1 million, respectively, and presented within other assets on the consolidated balance sheets. As of June 30, 2019 and 2020, the aggregate fair value of the servicing liabilities was measured at $1.1 million and $1.5 million, respectively, and presented within accrued expenses and other liabilities on the consolidated balance sheets.
The following table summarizes the activity related to the aggregate fair value of our servicing assets and liabilities for the years ended June 30 (in thousands):
	Servicing Assets	Servicing Liabilities
Fair value at June 30, 2018	$418	$(808)
Initial transfers of financial assets	1,740	(2,492)
Subsequent changes in fair value	(478)	2,170
Fair value at June 30, 2019	$1,680	$(1,130)
Initial transfers of financial assets	1,899	(2,845)
Subsequent changes in fair value	(1,447)	2,435
Fair value at June 30, 2020	$2,132	$(1,540)

The following table presents quantitative information about the significant unobservable inputs used for our level 3 fair value measurements of servicing assets and liabilities as of June 30, 2019:
	Unobservable Input	Minimum	Maximum	Weighted Average
Servicing assets	Discount rate	30.00%	30.00%	30.00%
	Adequate compensation(1)	0.97%	0.97%	0.97%
	Net default rate	2.50%	2.50%	2.50%
Servicing liabilities	Discount rate	30.00%	30.00%	30.00%
	Adequate compensation(1)	2.53%	2.88%	2.75%
	Net default rate	9.65%	15.26%	13.23%

(1)
Estimated cost of servicing a loan as a percentage of unpaid principal balance

The following table presents quantitative information about the significant unobservable inputs used for our level 3 fair value measurements of servicing assets and liabilities as of June 30, 2020:
	Unobservable Input	Minimum	Maximum	Weighted Average
Servicing assets	Discount rate	30.00%	30.00%	30.00%
	Adequate compensation(1)	0.73%	0.89%	0.76%
	Net default rate	0.81%	0.82%	0.82%
Servicing liabilities	Discount rate	30.00%	30.00%	30.00%
	Adequate compensation(1)	2.00%	3.18%	2.55%
	Net default rate	6.45%	10.99%	9.16%

(1)
Estimated cost of servicing a loan as a percentage of unpaid principal balance

The following table summarizes the effect adverse changes in estimates would have on the fair value of the servicing assets and liabilities as of June 30, 2019 and 2020, respectively, given hypothetical changes in significant unobservable inputs (in thousands):
	2019	2020
Servicing assets
Net default rate assumption:
Net default rate increase of 25%	$(4)	$(9)
Net default rate increase of 50%	$(7)	$(21)
Adequate compensation assumption:
Adequate compensation increase of 25%	$(741)	$(1,338)
Adequate compensation increase of 50%	$(1,482)	$(2,675)
Discount rate assumption:
Discount rate increase of 25%	$(71)	$(27)
Discount rate increase of 50%	$(136)	$(56)
Servicing liabilities
Net default rate assumption:
Net default rate increase of 25%	$4	$8
Net default rate increase of 50%	$8	$12
Adequate compensation assumption:
Adequate compensation increase of 25%	$(580)	$(1,438)
Adequate compensation increase of 50%	$(1,161)	$(2,875)
Discount rate assumption:
Discount rate increase of 25%	$33	$48
Discount rate increase of 50%	$64	$91

Performance Fee Liability
In accordance with our agreement with our originating bank partner, we pay a fee for each loan that is fully repaid by the consumer, due at the end of the period in which the loan is fully repaid. We recognize a liability upon the purchase of a loan for the expected future payment of the performance fee. This liability is measured using a discounted cash flow model and recorded at fair value and presented within accrued expenses and other liabilities on the consolidated balance sheets. Any changes in the fair value of the liability are reflected in other income (expense), net, on the consolidated statements of operations.
The following table summarizes the activity related to the fair value of the performance fee liability for the years ended June 30 (in thousands):
Performance Fee Liability
Fair value at June 30, 2018	$—
Purchases of loans	762
Subsequent changes in fair value	(274)
Fair value at June 30, 2019	$488
Purchases of loans	1,054
Subsequent changes in fair value	(667)
Fair value at June 30, 2020	$875
The following table presents quantitative information about the significant unobservable inputs used for our level 3 fair value measurements of the performance fee liability as of June 30, 2019 and 2020:
Unobservable Input	Minimum	Maximum	Weighted Average
Discount rate	10.00%	10.00%	10.00%
Refund rate	4.50%	4.50%	4.50%
Default rate	2.17%	3.71%	2.72%
The following table summarizes the effect adverse changes in estimates would have on the fair value of the performance fee liability as of June 30, 2019 and 2020, respectively, given hypothetical changes in significant unobservable inputs (in thousands):
	2019	2020
Performance fee liability
Discount rate assumption:
Discount rate increase of 25%	$(12)	$(25)
Discount rate increase of 50%	$(23)	$(50)
Refund rate assumption:
Refund rate increase of 25%	$(1)	$(1)
Refund rate increase of 50%	$(2)	$(3)
Default rate assumption:
Default rate increase of 25%	$(5)	$(5)
Default rate increase of 50%	$(10)	$(11)
Convertible Debt Derivative Liability
See Note 12. Convertible Debt for a description of the convertible debt derivative liability. The fair value of the embedded derivatives is determined using a Monte Carlo Simulation (“MCS”). The MCS model utilizes probabilities and expectations for future events, to account for the impact of a change of control transaction, IPO, next equity financing or a maturity conversion event. The impact of these probability weighted events are calculated over 50,000 independent iterations. The fair value of the embedded derivatives is the enhancement value of the convertibles notes with the embedded derivatives over the value of the convertible note, without these features. The enhanced value of the convertible notes, with the embedded features is based on the average value over all iterations.
Significant assumptions used in the valuation of our convertible debt derivative liability are as follows:
Condition Probabilities
We estimate the conditional probabilities of a qualified or non-qualified financing event, corporate transaction, or qualified IPO and maturity conversion. These probabilities are determined on a daily basis over the term of the notes.
Series F Redeemable Convertible Preferred Stock Price Volatilities
We estimate the price of these shares using an industry-standard Option Pricing Model and a range of potential volatilities.
Discount Rate
We estimate a discount rate associated with these embedded derivatives utilizing an industry-standard Capital Asset Pricing Model.
The following table summarizes the activity related to the fair value of the convertible debt derivative liability for the years ended June 30 (in thousands):
Convertible Debt Derivative Liability
Fair value at June 30, 2019	$—
Initial recognition of debt	2,773
Subsequent changes in fair value	3,834
Fair value at June 30, 2020	$6,607
The following table presents quantitative information about the significant unobservable inputs used for our level 3 fair value measurements of the convertible debt derivative liability as of June 30, 2020:
Unobservable Input	Minimum	Maximum	Weighted Average
Condition probabilities	0.00%	3.00%	n/a
Series F redeemable convertible preferred stock price volatility	28.70%	55.00%	n/a
Discount rate	10%	10%	n/a
The following table summarizes the effect adverse changes in estimates would have on the fair value of the convertible debt derivative liability as of June 30, 2020, given hypothetical changes in significant unobservable inputs (in thousands):
2020
Convertible debt derivative liability
Condition probabilities assumption:
Condition probabilities increase of 25%	$697
Condition probabilities increase of 50%	$1,178
Volatility assumption:
Volatility increase of 25%	$235
Volatility increase of 50%	$637
Discount rate assumption:
Discount rate increase of 25%	$(1,109)
Discount rate increase of 50%	$(2,066)

Financial Assets and Liabilities Not Recorded at Fair Value
The following tables present the fair value hierarchy for financial assets and liabilities not recorded at fair value as of June 30, 2019 (in thousands):
	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:
Cash and cash equivalents	$320,448	$320,448	$—	$—	$320,448
Restricted cash	37,323	37,323	—	—	37,323
Loans held for sale	3,420	—	3,420	—	3,420
Loans held for investment, net	669,154	—	—	646,920	646,920
Accounts receivable, net	43,102	—	43,102	—	43,102
Other assets	26,606	—	24,756	1,850	26,606
Total assets	$1,100,053	$357,771	$71,278	$648,770	$1,077,819
Liabilities:
Accounts payable	$10,846	$—	$10,846	$—	$10,846
Payable to third-party loan owners	16,719	—	16,719	—	16,719
Accrued interest payable	1,432	—	1,432	—	1,432
Accrued expenses and other liabilities	13,996	—	13,996	—	13,996
Funding debt	569,234	—	—	565,227	565,227
Total liabilities	$612,227	$—	$42,993	$565,227	$608,220
The following tables present the fair value hierarchy for financial assets and liabilities not recorded at fair value as of June 30, 2020 (in thousands):
	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:
Cash and cash equivalents	$267,059	$267,059	$—	$—	$267,059
Restricted cash	61,069	61,069	—	—	61,069
Loans held for sale	4,459	—	4,459	—	4,459
Loans held for investment, net	939,175	—	—	922,919	922,919
Accounts receivable, net	59,001	—	59,001	—	59,001
Other assets	7,984	—	7,984	—	7,984
Total assets	$1,338,747	$328,128	$71,444	$922,919	$1,322,491
Liabilities:
Accounts payable	$18,361	$—	$18,361	$—	$18,361
Payable to third-party loan owners	24,998	—	24,998	—	24,998
Accrued interest payable	1,860	—	1,860	—	1,860
Accrued expenses and other liabilities	25,395	—	25,395	—	25,395
Convertible debt	67,615	—	—	67,615	67,615
Funding debt	817,926	—	—	805,910	805,910
Total liabilities	$956,155	$—	$70,614	$873,525	$944,139

15.
Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Redeemable Convertible Preferred Stock
As of June 30, 2020, the authorized capital of the Company included 124,453,009 shares of redeemable convertible preferred stock with a par value of $0.0001, of which 21,428,572 shares have been designated as series A redeemable convertible preferred stock, 19,788,417 shares have been designated as Series B redeemable convertible preferred stock, 15,129,141 shares have been designated as Series C redeemable convertible preferred stock, 22,705,526 shares have been designated as Series D redeemable convertible preferred stock, 21,391,882 shares have been designated as Series E redeemable convertible preferred stock and 24,009,471 shares have been designated as Series F redeemable convertible preferred stock.
In March 2019, we completed an additional redeemable convertible preferred stock financing agreement which authorized the sale and issuance of up to 24,009,471 shares of Series F redeemable convertible preferred stock at $13.18 per share. As of June 30, 2019, we had issued 23,310,166 shares of Series F redeemable convertible preferred stock for aggregate cash proceeds of $307.3 million, less issuance costs of $4.2 million.
In June 2019, we repurchased 1,100,000 shares of our Series A redeemable convertible preferred stock at $13.18 per share for an aggregate purchase price of $14.5 million. The repurchase was recorded as a decrease to the carrying value of redeemable convertible preferred stock and the excess of the purchase price over the carrying amount of the redeemable convertible preferred stock was recorded to additional paid in capital.
In July 2019, we issued an additional 75,872 shares of our Series F redeemable convertible preferred stock for gross proceeds of $1.0 million.
In August 2019, we issued 1,100,000 shares of our Series A redeemable convertible preferred stock at $13.18 per share for gross proceeds of $14.5 million.
In November 2019, we repurchased 1,326,611 shares of our Series C redeemable convertible preferred stock at $13.18 per share for an aggregate purchase price of $17.5 million and 386,994 shares of our Series D redeemable convertible preferred stock at $13.18 per share for an aggregate purchase price of $5.1 million. The repurchases were recorded as a decrease to the carrying value of redeemable convertible preferred stock and the excess of the purchase price over the carrying amount of redeemable convertible preferred stock was recorded to additional paid in capital.
A summary of the authorized, issued and outstanding redeemable convertible preferred stock as of June 30, 2019 is as follows:
	Shares
Series	Authorized	Issued and Outstanding	Carrying Value (in thousands)	Liquidation Preference (in thousands)
A	21,428,572	20,328,572	$7,097	$7,115
B	19,788,417	19,788,417	25,941	26,000
C	15,129,141	15,129,141	79,661	79,905
D	22,705,526	22,705,526	139,857	140,000
E	21,391,882	21,391,882	242,435	242,597
F	24,009,471	23,310,166	303,083	307,300
Total	124,453,009	122,653,704	$798,074	$802,917

A summary of the authorized, issued and outstanding redeemable convertible preferred stock as of June 30, 2020 is as follows:
	Shares
Series	Authorized	Issued and Outstanding	Carrying Value (in thousands)	Liquidation Preference (in thousands)
A	21,428,572	21,428,572	$21,598	$21,616
B	19,788,417	19,788,417	25,941	26,000
C	15,129,141	13,802,530	72,661	72,905
D	22,705,526	22,318,532	137,471	137,614
E	21,391,882	21,391,882	242,435	242,597
F	24,009,471	23,386,038	304,064	308,300
Total	124,453,009	122,115,971	$804,170	$809,032
Significant terms of the redeemable convertible preferred stock are as follows:
Liquidation Preference
In the event of any liquidation event, either voluntary or involuntary, the holders of each series of redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distributions of any assets of the Company to the holders of the common stock by reason of their ownership thereof, an amount per share equal to the sum of one times the applicable original issuance price plus any declared but unpaid dividends. The original issuance price for Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock, and Series F redeemable convertible preferred stock is $0.35, $1.3139, $5.2766, $6.1659, $11.3406, and $13.1831 per share, respectively. If the proceeds distributed among the holders of the redeemable convertible preferred shares are insufficient to permit the payment to such holders of the full preferential amounts the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the redeemable convertible preferred stock in proportion to the preferential amount that each such holder is otherwise entitled to receive.
After payment has been made to the holders of the redeemable convertible preferred stock of their full respective preferential amounts, all of the remaining assets of the Company shall be distributed ratably among the holders of common stock.
Dividends
The holders of each series of redeemable convertible preferred stock shall be entitled to receive dividends, out of any funds legally available, prior and in preference to any declaration or payment of any dividend on Common Stock of the Company, at the rate of $1.0546 per annum for each share of Series F redeemable convertible preferred stock, $0.9072 per annum for each share of Series E redeemable convertible preferred stock, $0.4933 per annum for each share of Series D redeemable convertible preferred stock, $0.4221 per annum for each share of Series C redeemable convertible preferred stock, $0.1051 per annum for each share of Series B redeemable convertible preferred stock and $0.0280 per annum for each share of Series A redeemable convertible preferred stock (each as adjusted for stock splits, stock dividends, reclassification and the like) payable quarterly when, as and if declared by the Board of Directors. Such dividends shall not be cumulative.
Following the payment in full of any dividends to the holders of redeemable convertible preferred stock, any additional dividends shall be distributed first to the holders of the common stock until each holder of common stock has received an amount equal to $0.0280 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and then among the holders of Series A redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A redeemable convertible preferred stock into common stock), until each such holder of common stock or Series A redeemable convertible preferred stock has received an additional $0.0771 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and then among the holders of Series A redeemable convertible preferred stock, the Series B redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A redeemable convertible preferred stock into common stock), until each such holder of common stock, Series A redeemable convertible preferred stock or Series B redeemable convertible preferred stock has received an additional $0.3170 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and then among the holders of Series A redeemable convertible preferred stock, the Series B redeemable convertible preferred stock, the Series C redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock and Series C redeemable convertible preferred stock into common stock), until each holder of common stock, Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock or Series C redeemable convertible preferred stock has received an additional $0.0712 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and then among holders of Series A redeemable convertible preferred stock, the Series B redeemable convertible preferred stock, the Series C redeemable convertible preferred stock, the Series D redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock into Common Stock) until each such holder of common stock, Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock or Series D redeemable convertible preferred stock has received an additional $0.4139 per share (as adjusted for stock splits, stock dividends, reclassification and the like), and then among the holders of Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock, Series F redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock and Series F redeemable convertible preferred stock into common stock).
Voting
The holders of redeemable convertible preferred stock shall have the same voting rights as a holder of common stock. The holders of common stock and redeemable convertible preferred stock shall vote together as a single class in all matters. Each holder of common stock shall be entitled to one vote for each share of common stock held, and each holder of redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could then be converted. The holders of the common stock, voting separately as a single class shall be entitled to elect three (3) directors of the Company. The holders of the Series B redeemable convertible preferred stock, voting separately as a single class shall be entitled to elect two (2) directors of the Company. The holders of the Series C redeemable convertible preferred stock, voting separately as a single class shall be entitled to elect one (1) director of the Company. The holders of the Series D redeemable convertible preferred stock, voting separately as a single class shall be entitled to elect one (1) director of the Company. The holders of the common stock and redeemable convertible preferred stock (excluding the Series E redeemable convertible preferred stock), voting together as a single class on an as converted basis, shall be entitled to elect all other directors of the Company. The holders of the Series F redeemable convertible preferred stock, voting separately as a single class, shall be entitled to elect one (1) director of the Company.
Conversion
Each share of redeemable convertible preferred stock is convertible to common stock at the option of the holder. Such conversion is determined by dividing the original issue price by the then-effective conversion price (adjusted for any stock dividends, combinations, or splits with respect to such shares). At June 30, 2020, each share of redeemable convertible preferred stock was convertible into one share of common stock.

Each share of redeemable convertible preferred stock shall automatically be converted into shares of common stock at the conversion rate then in effect for such series of redeemable convertible preferred stock immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, resulting in a post-offering market capitalization of the Company of at least $2,000,000,000 and for the total offering with gross proceeds to the Company of not less than $100,000,000 or (ii) the date or upon the occurrence of an event, specified by written consent or agreement of each of (A) the holders of at least sixty percent (60%) of the Series B redeemable convertible preferred stock then outstanding, voting as a separate series, (B) the holders of at least seventy-five percent (75%) of the Series C redeemable convertible preferred stock then outstanding, voting as a separate series and (C) the holders of at least a majority of the Series D redeemable convertible preferred stock then outstanding, voting as a separate series, (D) the holders of a majority of the Series E redeemable convertible preferred stock then outstanding, voting as separate series, and (E) either (x) the holders of at least eighty-five (85%) of the then outstanding shares of Series F redeemable convertible preferred stock, voting as a separate series, or (y) the holders of a majority of the then outstanding shares of Series F redeemable convertible preferred stock, voting as a separate series, provided that such majority includes the Special Series F Investor Vote.
Redemption
The redeemable convertible preferred stock does not have any redemption rights that are at the election of the holders. However, the redeemable convertible preferred stock is entitled to payment upon the occurrence of certain contingent events. As it relates to payment upon the occurrence of a contingent event, we evaluated the redeemable convertible preferred stock in accordance with the guidance in ASC 480, “Distinguishing Liabilities from Equity”, and determined that the payment of liquidation amounts due upon the occurrence of a contingent event is not solely within our control and accordingly the redeemable convertible preferred stock is classified in temporary equity in the consolidated balance sheet. As it relates to the accretion to redemption value, the redeemable convertible preferred stock is not currently redeemable, nor is it probable that the instrument will become redeemable, as it is only redeemable upon the occurrence of a contingent event. Accordingly, no accretion has been recognized for the redeemable convertible preferred stock and it will not be accreted until it is probable that the shares will become redeemable.
Common Stock
At June 30, 2019 and 2020, we had shares of common stock reserved for issuance as follows:
	2019	2020
Conversion of redeemable convertible preferred stock	122,653,704	122,115,971
Exercise of warrants	1,608,370	706,065
Available outstanding under stock option plan	43,596,828	50,771,657
Available for future grant under stock option plan	3,649,298	4,904,531
Total	171,508,200	178,498,224
The common stock is not mandatorily redeemable. Each holder of common stock shall have the right to one vote per share of Common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the common stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. Upon the liquidation, dissolution or winding up of the Company, or the occurrence of a liquidation transaction, the assets of the Company shall be distributed in accordance with the liquidation preferences referenced in the redeemable convertible preferred stock section above.
Amounts paid to employees for the repurchase of common stock are charged to equity to the extent the amount paid does not exceed the fair value of the instrument repurchased. Any excess of the repurchase price over the fair value of the instrument is recognized as additional compensation cost within the operating expense line associated with the employee’s function, on the consolidated statement of operations.

Common Stock Warrants
Common stock warrants are included as a component of additional paid-in capital on the consolidated balance sheets.
During the year ended June 30, 2014, we issued warrants to purchase 152,219 shares of common stock in connection with the extension of a line of credit. The exercise price was $0.281 per share and the term of the warrants was 10 years. We valued the warrants at issuance using the Black-Scholes-Merton option pricing model with the following assumptions: a dividend yield of zero, years to maturity of 10 years, volatility of 34% and a risk-free interest rate of 2.54%.
During the year ended June 30, 2015, we issued warrants to purchase 1,302,305 shares of common stock in connection with the issuance of funding debt. The exercise price was $0.01 per share and the term of the warrants was 10 years. We valued the warrants at issuance using the Black-Scholes-Merton option pricing model with the following assumptions: a dividend yield of zero, years to maturity of 10 years, volatility of 60% and a risk-free interest rate of 2.03%.
During the year ended June 30, 2016, we issued warrants to purchase 153,846 shares of common stock in connection with the extension of a line of credit. The exercise price was $1.30 per share and the term of the warrants was 10 years. We valued the warrants at issuance using the Black-Scholes-Merton option pricing model with the following assumptions: a dividend yield of zero, years to maturity of 10 years, volatility of 60% and a risk-free interest rate of 2.28%.
In addition to the above, during the year ended June 30, 2020, we issued warrants to purchase 400,000 shares of common stock in connection with an agreement with a merchant partner. The exercise price was $3.80 per share and the term of the warrants was 10 years. We valued the warrants at issuance using the Black-Scholes-Merton option pricing model with the following assumptions: a dividend yield of zero, years to maturity of 10 years, volatility of 55% and a risk-free rate of 1.54%. In connect with these warrants issued during the year ended June 30, 2020, we recorded an expense of $2,758,000 representing the fair value of these warrants which is recorded in our consolidated statements of operations as a component of sales and marketing within operating expenses.
The following table summarizes the warrant activity as of June 30, 2020:
	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Life (years)
Warrants outstanding, June 30, 2019	1,608,370	$0.16	5.77
Issued	400,000	3.80	10.00
Exercised	(1,300,825)	0.01	5.42
Cancelled	(1,480)	0.01	5.42
Warrants outstanding, June 30, 2020	706,065	$2.50	7.21
The following table summarizes Information about warrants outstanding as of June 30, 2020:
	Warrants Outstanding	Weighted Average Remaining Life (years)	Exercise Price ($)
Year ended June 30, 2014	152,219	3.92	$0.28
Year ended June 30, 2016	153,846	5.10	1.30
Year ended June 30, 2020	400,000	9.27	3.80
Total	706,065

16.
Stock Based Compensation

2012 Equity Incentive Plan
Under our 2012 Equity Incentive Plan (the “Plan”), we may grant incentive and nonqualified stock options, restricted stock, and Restricted Stock Units (“RSUs”) to employees, officers, directors, and consultants. The maximum number of shares of common stock which may be issued under the Plan is 70,609,793 shares. At June 30, 2019 and 2020, there were 3,649,298 and 4,904,531 shares available to be issued under the Plan, respectively.
Stock Options
Under the Plan, stock options may be granted at a price per share not less than 100% of the fair market value at the date of grant. If the option is granted to a stockholder who holds 10% of our common stock or more, then the exercise price per share shall not be less than 110% of the fair market value per share of common stock on the grant date. The minimum expiration period after termination is extended from three months to seven years for any employee who has been employed with the Company for at least two years. Stock options granted expire at the earlier of three months following termination of employment or ten years from the date of grant. Stock options generally vest over a period of four years or with 25% vesting on the twelve-month anniversary of the employment commencement date, and the remaining on a pro-rata basis each month over the next three years.
The following table summarized our stock option activity during the years ended June 30, 2020:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Balance, June 30, 2019	43,596,828	$4.70	8.45
Granted	8,239,937	8.80
Exercised	(800,492)	3.84
Forfeited, expired or cancelled	(8,499,786)	6.42
Balance, June 30, 2020	42,536,487	$5.17	7.54
Vested and exercisable,
June 30, 2020	24,362,906	$3.59	6.72	$100,716
Vested and exercisable, and expected to vest thereafter (1)
June 30, 2020	38,597,807	$4.90	7.41	$117,762

(1)
Options expected to vest reflect the application of an estimated forfeiture rate.

The weighted-average grant date fair value of employee options granted for the years ended June 30, 2019 and 2020, was $4.66 and $3.26, respectively. The aggregate intrinsic value of options exercised was approximately $24.3 million and $3.1 million for the years ended June 30, 2019 and 2020, respectively. The total fair value of stock options vested during the years ended June 30, 2019 and 2020 was $26.0 million and $53.9 million, respectively.
Stock-based compensation expense for all stock-based awards is based on the grant-date fair value on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term of four years. The fair value of each option on the date of grant is determined using the Black Scholes-Merton option pricing model using the single-option award approach with the weighted-average assumptions set forth in the table below. Volatility is based on historical volatility rates obtained from certain public companies that operate in the same or related business as us since there is no market or historical data for our common stock. The risk-free interest rate is determined using a U.S. Treasury rate for the period that coincides with the expected term set forth. We used the simplified method to determine an estimate of the expected term of an employee share option.
	2019	2020
Volatility	54%	45%
Risk-free interest rate	1.91% – 3.07%	0.28% – 1.76%
Expected term (in years)	6.00	5.87
Expected dividend	—	—

At June 30, 2019 and 2020, unrecognized compensation expense related to unvested stock options was approximately $76.8 million and $85.4 million, respectively. The weighted-average period over which such compensation expense will be recognized was approximately 1.31 years and 1.14 years for the years ended June 30, 2019 and 2020, respectively.
Stock Options for Non-Employees
In accounting for stock options to non-employees, the fair value of services related to the options granted is recorded as an expense as these services are provided to the Company over the relevant service periods. The Company remeasures any non-vested, non-employee options to fair value at the end of each reporting period using the Black Scholes-Merton option pricing model.
Restricted Stock Units
During the year ended June 30, 2020 we awarded 8,776,631 RSUs to certain employees under the Plan. These RSUs were subject to two vesting conditions: a service-based vesting condition (i.e., employment over a period of time) and a performance-based vesting condition (i.e., a liquidity event in the form of either a change of control or an initial public offering, each as defined in the Plan). The service-based vesting condition is typically met over a four year period, either monthly or with 25% vesting on the twelve-month anniversary of the employment commencement date, and the remaining on a pro rata basis each month over the next three years. Employees are able to retain RSUs vested with respect to the service condition upon departure, and such RSUs remain subject to the performance-based vesting condition. As of June 30, 2020, we determined a liquidity event was not probable, and as such, no RSUs were vested or expected to vest. Any RSUs that have not vested will automatically terminate on the expiration date, which is defined by the Plan as seven years from the grant date.
The following table summarizes our RSU activity during the year ended June 30, 2020:
	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at June 30, 2019	—	$—
Granted	8,776,631	7.97
Forfeited, expired or cancelled	(541,461)	8.25
Non-vested at June 30, 2020	8,235,170	$7.95
As of June 30, 2020, we had approximately $65.5 million of unrecognized compensation cost related to non-vested RSUs. The fair value of RSUs is equal to the fair market value of common stock on the grant date. To estimate unrecognized compensation costs, the grant date fair value of RSUs was used to measure expense on a straight-line basis over the requisite service periods of the awards.
Stock Options with Early Exercise Rights
In accordance with the Plan, we allow for early exercise of stock options while retaining the right to repurchase any unvested options upon termination at the original exercise price. The proceeds received from early exercise of stock options has been recorded within accrued expenses and other liabilities on the consolidated balance sheets. For the years ended June 30, 2019 and 2020 the early exercise liability totaled $0.1 million and $0.2 million, respectively.

Stock-Based Compensation Expense
The following table presents the components and classification of stock-based compensation for the years ended June 30, 2019 and 2020 (in thousands):
	2019	2020
General and administrative	$22,647	$13,682
Processing and servicing	132	82
Technology and data analytics	13,913	12,285
Sales and marketing	4,179	4,040
Total stock-based compensation in operating expenses	40,871	30,089
Capitalized into property, equipment and software, net	2,882	2,921
Total stock-based compensation expense	$43,753	$33,010
In August 2018 and December 2018, we facilitated a series of secondary and tender transactions of our common stock. Under the terms of the offer, a group of certain investors purchased an aggregate of 6,758,080 shares of common stock from certain eligible employees, non-employees, and directors for $10.21 per share for an aggregate purchase price of $69.0 million. We recognized stock-based compensation expense of $9.7 million in connection with the tender offer, which represented the difference between the purchase price and the fair value of common stock on the date of sale.
17.
Income Taxes

The Company’s income tax expense for the years ended June 30, consists of the following (in thousands):
	2019	2020
Current
Federal	$—	$—
State	—	351
Foreign	—	436
Total current expense	—	787
Deferred
Federal	21	6
State	15	28
Foreign	—	(445)
Total deferred expense	36	(411)
Income tax expense	$36	$376
Income tax expense attributable to income from continuing operations was $0.4 million for the year ended June 30, 2020 and differed from the amount computed by applying the statutory U.S. federal income tax rate of 21% to pre-tax income from continuing operations. The significant differences for the years ended June 30, 2019 and 2020, primarily relate to state taxes, non-deductible stock-based compensation, and change in the valuation allowance, as follows (in thousands):
	2019	2020
Loss before income taxes	$(120,419)	$(112,222)
Tax rates	21%	21%
Federal tax (benefit) at statutory rate	$(24,969)	$(23,567)
State tax (benefit), net of federal tax benefit	(7,964)	(11,783)
Non-deductible expenses and other permanent	(247)	1,201
Convertible debt derivative liability	—	805
Other	(216)	110
Stock-based compensation, expirations and forfeitures	3,487	409
Change in tax rate	—	—
Change in valuation allowance	29,945	33,201
Income tax expense	$36	$376
Components of deferred tax assets (liabilities) as of June 30 are as follows (in thousands):
	2019	2020
Net operating loss carryforwards	$56,902	$82,077
Allowance for credit losses	19,002	30,162
Stock options	8,351	17,210
Depreciation and amortization	1,301	65
Deferred lease liability	803	1,363
Accrued expenses	259	392
Contingent reserve	374	418
Borrowing costs	187	—
Foregone interest	183	363
Loan servicing	—	467
Convertible debt derivative liability	—	841
Loan commitment liability	—	265
Other	26	47
Total deferred tax assets	$87,388	$133,670
Internally developed software	(5,443)	(8,943)
Loan servicing	(1,104)	—
Intangible assets	(109)	(152)
Loan selling costs	(77)	(86)
Convertible debt discount	—	(2,209)
Mark to market adjustment	—	(9,657)
Performance fee premium	—	(176)
Total deferred tax liabilities	$(6,733)	$(21,223)
Valuation allowance	(80,726)	(112,107)
Deferred tax assets (liabilities), net of valuation allowance	$(71)	$340
We assess the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred for the periods ended June 30, 2019 and 2020.

Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of June 30, 2019 and 2020, a full valuation allowance has been recorded against our US federal and state gross deferred tax asset, net of future reversing deferred tax liabilities. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of the future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. The valuation allowance increased by approximately $30.2 million and $31.4 million for the years ended June 30, 2019 and 2020.
At June 30, 2019 and 2020, we had federal and state net operating loss carryforwards (“NOLs”) of approximately $199.2 million and $130.4 million, and $280.1 million and $292.6 million, respectively, expiring beginning in 2032.
Of the above NOLs, approximately $1.0 million federal NOLs and $0.9 million state NOLs are from the acquisition of Sweep, Inc. These tax attributes are subject to annual utilization limitation under Internal Revenue Code Section 382.
The future utilization of all net operating loss and tax credit carryforwards may be subject to an annual limitation, pursuant to Internal Revenue Code Sections 382 and 383, as a result of ownership changes that may have occurred previously or that could occur in the future. Due to the existence of the valuation allowance, future changes under Sections 382 and 383 will not impact our effective rate. In general, an “ownership change”, as defined by the Internal Revenue Code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of value of the equity ownership of a company by certain shareholders or public groups. Any limitation may result in expiration of all or a portion of the NOL carryforwards before utilization.
We did not have any material unrecognized tax benefits for the years ended June 30, 2019 and 2020. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.
We have elected to include interest and penalties as a component of tax expense. During the years ended June 30, 2019 and 2020, we did not recognize accrued interest and penalties related to unrecognized tax benefits. Although the timing and outcome of an income tax audit is highly uncertain, we do not anticipate that the amount of existing unrecognized tax benefits will significantly change during the next twelve months.
We file U.S. and state income tax returns with varying statute of limitations. We also expect to file Canadian tax returns due to the establishment of a Canadian subsidiary during the year ended June 30, 2020. All tax years remain open to examination due to the carryover of unused net operating losses.
On March 27, 2020, the President signed into law the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) (the “Cares Act”). Among the changes to the U.S. federal income tax rules, the Cares Act, restores net operating loss carryback that were eliminated by 2017 tax reform and increases the limit on the deduction for net interest expense. Additionally, the Cares Act modified the treatment of Qualified Improvement Property (“QIP”) which, under the Tax Cuts and Jobs Act, were treated as 39-year property not eligible for bonus depreciation. The changes in the Cares Act, modified the tax life for QIP to 15-year tax life and allowed the application of bonus depreciation in the year the assets were placed in service. The change retroactively applies to the 2018 tax year. Based on the changes from the CARES Act, the impacts were not deemed to be material to our income taxes.

18.
Net Loss per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders for the years ended June 30, 2019 and 2020 (in thousands, except share and per share data):
	2019	2020
Numerator:
Net loss	$(120,455)	$(112,598)
Excess return to preferred stockholders on repurchase	(14,113)	(13,205)
Net loss attributable to common stockholders, basic and diluted	$(134,568)	$(125,803)
Denominator:
Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted	47,345,328	47,856,720
Net loss per share attributable to common stockholders, basic and diluted	$(2.84)	$(2.63)
The following common stock equivalents, presented based on amounts outstanding as of June 30, 2019 and 2020 were excluded from the calculation of diluted net loss per share attributable to common stockholders because their inclusion would have been anti-dilutive:
	2019	2020
Redeemable convertible preferred stock	122,653,704	122,115,971
Stock options, including early exercised options	43,669,224	42,573,405
Restricted stock units	—	8,235,170
Convertible debt	—	7,182,478
Common stock warrants	1,608,370	706,065
Total	167,931,298	180,813,089

19.
Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended June 30, 2020 are calculated as follows (in thousands, except share and per share data):
2020
Numerator:
Net loss attributable to common stockholders	$(125,803)
Excess return to preferred stockholders on repurchase	13,205
Stock-based compensation expense for RSUs with vesting conditions contingent upon an IPO	(12,327)
Pro forma net loss attributable to common stockholders	$(124,925)
Denominator:
Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted	47,856,720
Pro forma adjustment for the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock	122,662,520
Pro forma adjustment for the conversion of convertible debt into shares of common stock	765,006
Pro forma adjustment for the vesting of RSUs with vesting conditions contingent upon an IPO	459,638
Pro forma adjustment for the exercise of common stock warrants contingent upon an IPO	20,725
Pro forma weighted average common shares used in pro forma net loss per share attributable to common stockholders, basic and diluted	171,764,609
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.73)

20.
Segments and Geographical Information

We conduct our operations through a single operating segment and, therefore, one reportable segment.
Revenue
Revenue by geography is based on the billing addresses of the borrower or the location of the merchant’s national headquarters. The following table sets forth revenue by geographic area for the years ended June 30 (in thousands):
	2019	2020
United States	$264,367	$506,212
Canada	—	3,316
Total revenues, net	$264,367	$509,528
Long-Lived Assets
Our long-lived assets, consisting of property, equipment and software, net, are all located in the United States for the years ended June 30, 2019 and 2020.
21.
Subsequent Events

We have evaluated subsequent events through October 7, 2020, which is the date that these financial statements were available to be issued. There were no other significant subsequent events identified other than matters described below.
On July 1, 2020, Affirm Asset Securitization Trust 2020-Z1, entered into a note purchase agreement with Barclays Capital Inc. to issue $150.0 million of fixed rate asset-backed notes with a maturity date of October 15, 2024. The notes bear interest at a rate of 3.46% per year. On July 8, 2020, we contributed $169.8 million of loan receivables to the securitization. We are required to retain 5% of the fair value of the transaction.
On July 16, 2020, we entered into a customer installment program agreement with Shopify Inc. to offer its payment product on the SHOP App. As part of this agreement, we issued warrants for common stock up to an aggregate of 20,297,595 shares. These warrants vest in accordance with the terms of the agreement, which include an acceleration of vesting for the consummation of an initial public offering.
On August 5, 2020, Affirm Asset Securitization Trust 2020-A, entered into a note purchase agreement with Barclays Capital Inc., Morgan Stanley & Co. LLC, and Credit Suisse Securities USA LLC to issue $368.3 million of fixed rate asset-backed notes with a maturity date of February 18, 2025. The notes bear interest at rates ranging from 2.10% to 6.23% per year. On the same day, we contributed $404.6 million of loan receivables to the securitization. We are required to retain 5% of the fair value of the transaction.
On September 11, 2020, we issued 21,824,141 shares of Class G redeemable convertible preferred stock for an aggregate purchase amount of $434.9 million. These shares have a liquidity preference of $434.9 million. As part of this equity financing round, the convertible notes issued in April 2020 converted into 4,444,321 shares of Class G-1 redeemable convertible preferred stock.

AFFIRM HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(in thousands, except shares and per share amounts)
	June 30, 2020	September 30, 2020	Pro Forma September 30, 2020
Assets
Cash and cash equivalents	$267,059	$684,423
Restricted cash	61,069	101,451
Loans held for sale	4,459	4,085
Loans held for investment	1,034,312	1,414,157
Allowance for credit losses	(95,137)	(124,273)
Loans held for investment, net	939,175	1,289,884
Accounts receivable, net	59,001	49,026
Property, equipment and software, net	48,140	49,562
Other assets	23,348	72,118	275,052
Total Assets	$1,402,251	$2,250,549	$2,453,483
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Liabilities:
Accounts payable	$18,361	$24,471
Payable to third-party loan owners	24,998	21,205
Accrued interest payable	1,860	2,132
Accrued expenses and other liabilities	27,810	25,877
Convertible debt	74,222	—
Notes issued by securitization trusts	—	498,921
Funding debt	817,926	698,892
Total liabilities	965,177	1,271,498
Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $0.00001 par value, 124,453,009 and 151,573,897 shares authorized at June 30, 2020 and September 30, 2020; 122,115,971 and 148,384,433 issued and outstanding at June 30, 2020 and September 30, 2020, respectively; liquidation preference of $809,032 and $1,319,181 at June 30, 2020 and September 30, 2020, respectively	804,170	1,327,163	—
Stockholders’ deficit:
Common stock, $0.00001 par value per share, 287,000,000 shares authorized, 53,031,446 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Class A common stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—	—	1
Class B common stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and pro forma as adjusted	—	—	1
Additional paid in capital	80,373	114,226	1,660,898
Accumulated deficit	(447,167)	(462,442)	(479,019)
Accumulated other comprehensive loss	(302)	104	104
Total stockholders’ (deficit) equity	(367,096)	(348,112)	1,181,985
Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit	$1,402,251	$2,250,549	$2,453,483

The accompanying notes are an integral part of these condensed consolidated financial statements.

AFFIRM HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS, CONT. (Unaudited)
(in thousands, except shares and per share amounts)
The following table presents the assets and liabilities of consolidated variable interest entities (“VIEs”), which are included in the condensed consolidated balance sheets above. The assets in the table below may only be used to settle obligations of consolidated VIEs and are in excess of those obligations. Additionally, the assets and liabilities in the table below include third-party assets and liabilities of consolidated VIEs only and exclude intercompany balances that eliminate upon consolidation.
	June 30, 2020	September 30, 2020
Assets of consolidated VIEs, included in total assets above
Restricted cash	$28,788	$57,687
Loans held for investment	935,085	1,307,809
Allowance for credit losses	(87,467)	(117,485)
Loans held for investment, net	847,618	1,190,324
Accounts receivable, net	8,146	8,685
Other assets	3,345	32
Total assets of consolidated VIEs	$887,897	$1,256,728
Liabilities of consolidated VIEs, included in total liabilities above
Accounts payable	$492	$305
Accrued interest payable	1,732	2,132
Accrued expenses and other liabilities	565	145
Notes issued by securitization trusts	—	498,921
Funding debt	817,926	698,892
Total liabilities of consolidated VIEs	820,715	1,200,395
Total net assets	$67,182	$56,333
The accompanying notes are an integral part of these condensed consolidated financial statements.

AFFIRM HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)
(in thousands, except share and per share amounts)
	Three Months Ended September 30,
	2019	2020
Revenue
Merchant network revenue	$36,389	$93,265
Virtual card network revenue	3,601	5,958
Interest income	40,168	54,237
Gain on sales of loans	5,725	16,434
Servicing income	2,064	4,084
Total Revenues, net	$87,947	$173,978
Operating Expenses
Loss on loan purchase commitment	$19,961	$65,868
Provision for credit losses	24,844	40,267
Funding costs	8,128	10,352
Processing and servicing	9,695	13,498
Technology and data analytics	25,368	33,768
Sales and marketing	5,219	22,582
General and administrative	27,704	32,266
Total Operating Expenses	120,919	218,601
Operating Loss	$(32,972)	$(44,623)
Other income (expense), net	2,273	29,445
Loss Before Income Taxes	$(30,699)	$(15,178)
Income tax expense	(96)	(97)
Net Loss	$(30,795)	$(15,275)
Other Comprehensive Loss
Foreign currency translation adjustments	$25	406
Net Other Comprehensive Loss	25	406
Comprehensive Loss	$(30,770)	$(14,869)
Per share data:
Net loss per share attributable to common stockholders:
Basic	$(0.63)	$(0.24)
Diluted	$(0.63)	$(0.63)
Weighted average common shares outstanding
Basic	48,403,021	64,778,024
Diluted	48,403,021	68,256,189
Pro forma net loss per share attributable to common stockholders (unaudited):
Basic		$(0.09)
Diluted		$(0.23)
Pro forma weighted average common shares outstanding (unaudited):
Basic		206,495,264
Diluted		209,973,429
The accompanying notes are an integral part of these condensed consolidated financial statements.

AFFIRM HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (Unaudited)
(in thousands, except share amounts)
	Redeemable Convertible Preferred Stock				Additional Paid-In Capital		Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
			Common Stock			Accumulated Deficit
	Shares	Amount	Shares	Amount
Balance as of June 30, 2019	122,653,704	$798,074	47,078,208	$—	$54,824	$(318,238)	$—	$(263,414)
Issuance of common stock	—	—	213,770	—	743	—	—	743
Repurchases of common stock	—	—	(63,719)	—	—	(865)	—	(865)
Issuance of redeemable convertible preferred stock, net of issuance costs of $20	1,175,872	15,484	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	9,323	—	—	9,323
Foreign currency translation	—	—	—	—	—	—	25	25
Net loss	—	—	—	—	—	(30,795)	—	(30,795)
Balance as of September 30, 2019	123,829,576	$813,558	47,228,259	$—	$64,890	$(349,898)	$25	$(284,983)
Balance as of June 30, 2020	122,115,971	$804,170	47,684,427	$—	$80,373	$(447,167)	$(302)	$(367,096)
Issuance of common stock	—	—	388,246	—	1,741	—	—	1,741
Repurchases of common stock	—	—	(115,625)	—	(584)	—	—	(584)
Vesting and exercise of warrants for common stock	—	—	5,074,398	—	67,645	—	—	67,645
Issuance of redeemable convertible preferred stock, net of issuance costs of $440	21,824,141	434,434	—	—	—	—	—	—
Conversion of convertible debt	4,444,321	88,559	—	—	(42,124)	—	—	(42,124)
Stock-based compensation	—	—	—	—	7,175	—	—	7,175
Foreign currency translation	—	—	—	—	—	—	406	406
Net loss	—	—	—	—	—	(15,275)	—	(15,275)
Balance as of September 30, 2020	148,384,433	$1,327,163	53,031,446	$—	$114,226	$(462,442)	$104	$(348,112)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AFFIRM HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)
	Three Months Ended September 30,
	2019	2020
Cash Flows from Operating Activities
Net Loss	$(30,795)	$(15,275)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses	24,844	40,267
Amortization of premiums and discounts on loans	(6,303)	(11,123)
Gain on sales of loans	(5,725)	(16,434)
Changes in fair value of servicing assets and liabilities	(741)	(96)
Changes in fair value of convertible debt derivative	—	(30,106)
Amortization of commercial agreement asset	—	14,261
Amortization of debt issuance costs	600	1,083
Stock-based compensation	8,426	6,203
Depreciation and amortization	2,112	3,720
Deferred tax expense	96	97
Other	25	407
Purchases of loans held for sale	(343,488)	(346,878)
Proceeds from the sale of loans held for sale	333,156	338,926
Change in operating assets and liabilities:
Accounts receivable, net	(1,983)	10,175
Other assets	(665)	369
Accrued interest payable	960	798
Accounts payable	(2,179)	6,110
Accrued expenses and other liabilities	(9)	(1,015)
Payable to third-party loan owners	3,140	(3,793)
Net Cash Provided by (Used in) Operating Activities	(18,529)	(2,304)
Cash Flows from Investing Activities
Purchases of loans	(558,305)	(1,177,769)
Proceeds from the sale of loans	58,082	75,049
Principal repayments of loans	437,642	749,128
Additions to property, equipment and software	(5,411)	(4,169)
Net Cash Used in Investing Activities	(67,992)	(357,761)
Cash Flows from Financing Activities
Proceeds from funding debt	410,534	773,938
Payments of debt issuance costs	—	(4,617)
Principal repayments of funding debt	(363,226)	(890,556)
Proceeds from issuance of notes by securitization trusts	—	518,232
Principal repayments of notes issued by securitization trusts	—	(14,777)
Proceeds from issuance of redeemable convertible preferred stock, net	15,484	434,434
Proceeds from issuance of common stock	743	1,741
Repurchases of common stock	(865)	(584)
Net Cash Provided by Financing Activities	62,670	817,811
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(23,851)	457,746
Cash, cash equivalents and restricted cash, beginning of period	357,771	328,128
Cash, Cash Equivalents and Restricted Cash, End of Period	$333,920	$785,874
Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$6,595	$6,934
Supplemental Disclosures of Non-Cash Investing and Financing Activities
Stock-based compensation included in capitalized internal-use software	$897	$972
Additions to property, equipment and software included in accrued expenses	877	15
Issuance of warrants in exchange for commercial agreement	—	67,645
Conversion of convertible debt	—	88,559
The accompanying notes are an integral part of these condensed consolidated financial statements.

1.   Business Description
Affirm Holdings, Inc. (“Affirm”, the “Company”, “we”, “us”, or “our”), headquartered in San Francisco, California, provides consumers with a simpler, more transparent, and flexible alternative to traditional payment options. Our mission is to deliver honest financial products that improve lives. Through our technology-driven payments network and partnership with an originating bank, Affirm enables consumers to confidently pay for a purchase over time, with terms ranging from one to forty-eight months. When a consumer applies for a loan through our platform, the loan is underwritten using our proprietary risk model. Once approved and the consumer selects their preferred repayment option, the majority of loans are funded and issued by our originating bank partner.
Merchants partner with us to transform the consumer shopping experience and to acquire and convert customers more effectively through our frictionless point-of-sale payment solution. Consumers get the flexibility to buy now and make simple monthly payments for their purchases and merchants see increased average order value, repeat purchase rate, and an overall more satisfied customer base. Unlike legacy payment options and our competitors’ product offerings, which charge deferred or compounding interest and unexpected costs, we disclose up-front to consumers exactly what they will owe — no hidden fees, no penalties.
2.   Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and disclosure requirements for interim financial information and the requirements of Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. The unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended June 30, 2020. The balance sheet at June 30, 2020 has been derived from the audited financial statements at that date. Management believes these unaudited interim condensed consolidated financial statements reflect all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year or any other interim period.
Our interim condensed financial statements have been prepared on a consolidated basis. Under this basis of presentation, our financial statements consolidate all wholly owned subsidiaries and variable interest entities (“VIEs”), in which we have a controlling financial interest. These include various Delaware business trust entities established to enter into warehouse credit agreements with certain lenders for funding debt facilities and asset-backed securitization transactions.
A variable interest entity (VIE) is a legal entity that has a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. Our variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity’s net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. We consolidate a VIE when we are deemed to be the primary beneficiary. We assess whether or not we are the primary beneficiary of a VIE on an ongoing basis.
Unaudited Pro Forma Presentation
The unaudited pro forma condensed consolidated balance sheet as of September 30, 2020 is prepared as if our proposed IPO had occurred on September 30, 2020 after giving effect to: (i) 26,515,723 shares of our Class A common stock and 26,515,723 shares of our Class B common stock to be issued upon the reclassification of the 53,031,446 shares of our common stock outstanding as of September 30, 2020, as if such reclassification had occurred on September 30, 2020; (ii) the automatic conversion and reclassification of all our outstanding shares of redeemable convertible preferred stock into 74,192,216 shares of Class A common stock and 74,192,216 shares of Class B common stock; (iii) the issuance of 13,055,968 shares of Class B common stock to Mr. Levchin and 2012 MRL Investments LLC , an entity affiliated with Mr. Levchin, upon exchange of 13,055,968 shares of our Class A common stock held by Mr. Levchin and entities affiliated with Mr. Levchin; (iv) the vesting of 1,457,826 RSUs with vesting conditions contingent upon the closing of the proposed IPO, resulting in the recognition of additional stock-based compensation expense of $4.3 million; (v) the automatic net exercise of 50,000 vested common stock warrants; and (vi) the vesting and exercise of 15,223,197 common stock warrants. The conversion of our redeemable convertible preferred stock is based on a conversion ratio of 1:1 which is determined by dividing the original issue price for the specific series of redeemable convertible preferred shares by the conversion price for that series of redeemable convertible preferred shares. The vesting and exercise of the 15,223,197 common stock warrants results in the recognition of an asset of $202.9 million associated with the fair value of these warrants which vest upon an IPO. This asset represents the probable future economic benefit to be realized over the four-year expected benefit period and is valued based on the fair value of the warrants on the grant date. This asset is recognized within other assets on the unaudited pro forma condensed consolidated balance sheet.
The unaudited pro forma basic and diluted net loss per share attributable to common stockholders in our condensed consolidated statements of operations for the three months ended September 30, 2020 are computed as if the IPO had occurred on the later of July 1, 2020 and the date the equity instruments were issued or vested. The weighted average common shares used in the unaudited pro forma basic and diluted net loss per share attributable to common stockholders is calculated after giving effect to: (i) 26,515,723 shares of our Class A common stock and 26,515,723 shares of our Class B common stock to be issued upon the reclassification of the 53,031,446 shares of our common stock outstanding as of September 30, 2020, as if such reclassification had occurred on September 30, 2020; (ii) the automatic conversion and reclassification of all our outstanding shares of redeemable convertible preferred stock into 74,192,216 shares of Class A common stock and 74,192,216 shares of Class B common stock; (iii) the issuance of 13,055,968 shares of Class B common stock to Mr. Levchin and entities affiliated with Mr. Levchin upon exchange of 13,055,968 shares of our Class A common stock held by Mr. Levchin and 2012 MRL Investments LLC, an entity affiliated with Mr. Levchin; (iv) the vesting of 1,457,826 RSUs with vesting conditions contingent upon the closing of the proposed IPO; (v) the required net exercise of 50,000 vested common stock warrants; and (vi) the vesting and exercise of 15,223,197 common stock warrants. The conversion of our redeemable convertible preferred stock is based on a conversion ratio of 1:1 which is determined by dividing the original issue price for the specific series of redeemable convertible preferred shares by the conversion price for that series of redeemable convertible preferred shares. The vesting of our RSUs with vesting conditions contingent upon the closing of the proposed IPO results in the recognition of additional stock-based compensation expense of $4.3 million.
The shares of common stock expected to be issued and the proceeds expected to be received in our proposed IPO are excluded from the pro forma condensed consolidated balance sheet and the pro forma loss per share attributable to common stockholders, basic and diluted.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with GAAP requires the use of estimates, judgments and assumptions that affect the reported amounts in the condensed consolidated financial statements and the accompanying notes. Material estimates that are particularly susceptible to significant change relate to determination of the allowance for credit losses, capitalized software development costs, valuation allowance for deferred tax assets, convertible debt derivatives, and loss on loan purchase commitment. We base our estimates on historical experience, current events and other factors we believe to be reasonable under the circumstances. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results will be materially affected.
These estimates are based on information available as of the date of the condensed consolidated financial statement; therefore, actual results could differ materially from those estimates.

Revenue Recognition
Merchant Network Revenue — Revenue from Contracts with Customers
Merchant Network Revenue consists of merchant fees. Merchant partners are charged a fee on each transaction processed through the Affirm platform. The fees range depending on the individual arrangement between us and each merchant and vary based on the terms of the product offering. The fee is recognized at the point in time the terms of the executed merchant agreement have been fulfilled and the merchant successfully confirms the transaction.
Our contracts with merchants are defined at the transaction level and do not extend beyond the service already provided (i.e., each transaction represents a separate contract). The fees collected from merchants for each transaction are determined as a percentage of the value of the goods purchased by the consumer from merchants based on a number of factors including the end consumer’s credit risk and term of end consumer financing. We do not have any capitalized contract costs, and do not carry any material contract balances.
Our service comprises a single performance obligation to merchants to facilitate transactions with consumers. From time to time, we offer merchant partners promotional incentives to offer our products to their customers, such as fee reductions or rebates. These amounts, as well as refunds, are recorded as a reduction of revenue and netted against merchant network revenue.
Virtual Card Network Revenue — Revenue from Contracts with Customers
We have agreements with issuer processors to facilitate transactions through the issuance of virtual debit cards to be used by consumers at checkout. Consumers can apply through the Affirm app and, upon approval, receive a single-use virtual debit card to be used for their purchase online or offline at a non-integrated merchant. The merchants are charged interchange fees for virtual debit card transactions by the issuer processors, as with all debit card purchases, and the issuer processor shares a portion of this revenue with us.
Our contracts with issuer processors are defined at the transaction level and do not extend beyond the service already provided. The fees collected from issuer processors for each transaction are determined as a percentage of the loan volume transacted on the payment processor network and net interchange income and revenue is recognized at the point in time the transaction is completed successfully. The fees collected are presented in revenue net of associated processing fees. As the issuer processors do not provide distinct services to us, any fees paid to the issuer processors are offset against collected fees. We have concluded that these fees do not give rise to a future material right because the pricing of each transaction does not depend on the volume of prior successful transactions. We do not have any capitalized contract costs, and do not carry any material contract balances.
Our service comprises a single performance obligation to the issuer processors to facilitate transactions with consumers.
Interest Income
We accrue interest income under the effective interest rate method. Interest income on a loan is accrued daily, based on the finance charge disclosed to the consumer, over the term of the loan based upon the principal outstanding. The accrual of interest on a loan is suspended if a formal dispute involving either us or the merchant of record is opened, or a loan is 120 days past due. Upon the resolution of a dispute against the borrower, the accrual of interest is resumed and any interest that would have been earned during the disputed period is retroactively accrued. At June 30, 2020 and September 30, 2020, the balance of loans held for investment on non-accrual status was $0.3 million and $0.4 million, respectively.
We continue to accrue interest income until either the interest accrued equals the amount of the finance charge disclosed to the consumer, the principal balance of the loan is paid in full, or the account is charged-off in the period the account becomes 120 days past due or meets other charge-off policy requirements. Past due status is based on the contractual terms of the loans. Previously recognized interest receivable from charged-off loans that was accrued but not collected from the customer is reversed.

Any discounts or premiums on loan receivables created upon purchase of the loan from our originating bank partner are amortized over the life of the loan using the effective interest method. The amortization is presented together as interest income in the condensed consolidated statements of operations.
Servicing Income
Servicing fees are contractual fees specified in our servicing agreements with third-party loan owners that are earned from providing professional services to manage loan portfolios on their behalf. The servicing fee is calculated on a daily basis by multiplying a set fee percentage (as outlined in the executed agreements with third-party loan owners) by the outstanding loan principal balance. We recognize this revenue on a monthly basis.
Stock Based Compensation
In accordance with ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”), equity-classified stock-based compensation provided to employees is measured based on the grant date fair value of the awards and recognized as a compensation expense on a straight-line basis over the period during which the award holder is required to perform services in exchange for the award (the requisite service period). In addition, we made an accounting policy election to estimate the expected forfeiture rate and only recognize expense for those awards expected to vest. We estimate the forfeiture rate based on the historical experience of our share-based awards that are granted and forfeited prior to vesting.
We account for stock-based awards to non-employees, including consultants, in accordance with ASC 718, in which equity-classified awards are measured at the grant date fair value and recognized as a compensation expense in the period and manner as if we has paid cash in exchange for goods or services instead of a share-based award.
We have granted restricted stock units (“RSUs”) which are subject to two vesting conditions: a service-based vesting condition that is typically four years from the date of grant, and a performance-based vesting condition (i.e. a liquidity event in the form of either a change of control or an initial public offering). Stock based compensation is recognized only when it is determined that it is probable that a liquidity event will occur. As of June 30, 2020 and September 30, 2020, it was not probable that a liquidity event would occur and, accordingly, no stock compensation expense has been recognized in any period presented.
Upon exercise or vesting of a share-based award, if the tax deduction exceeds the compensation cost that was previously recorded for financial statement purposes this will result in an excess tax benefit. ASU 2016-09, “Compensation-Stock Compensation (718) Improvements to Employee Share-Based Payment Accounting” requires us to recognize all excess tax benefits or tax deficiencies through the income statement as income tax expense/benefit. Under previous GAAP, any excess tax benefits were recognized in additional paid-in capital to offset current-period and subsequent-period tax deficiencies. Adoption should be applied using the modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which guidance was adopted.
Recently Adopted Accounting Standards
We currently qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, we are provided the option to adopt new or revised accounting guidance either (i) within the same periods as those applicable to public business entities or (ii) within the same time periods as non-public business entities, for as long as we qualify as an emerging growth company. We have elected to adopt new or revised accounting guidance within the same time period as non-public business entities, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions provided for within the applicable guidance.
Revenue Recognition
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. ASC 606 requires revenue to be recognized in an amount that reflects the consideration to which the entity expects to be entitled in exchange of goods or services and also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows from customer contracts. Subsequent to the issuance of ASU 2014-09, the FASB issued several amendments to ASC 606 to clarify or improve the revenue recognition standard such as principal versus agent considerations in ASU 2016-08, technical corrections and improvements to ASC 606 in ASU 2016-20, clarifying the scope of asset derecognition guidance and accounting for partial sales of nonfinancial asset in ASU 2017-05.
In June 2020, the FASB issued ASU 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities”, which amends the effective dates of ASC 606 and ASC 842 to give immediate relief to certain entities as a result of the widespread adverse economic effects and business disruptions caused by the coronavirus disease 2019 (COVID-19) pandemic. ASU 2020-05 permits certain entities that have not yet made statements available for issuance to adopt ASC 606 for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. Under ASU 2020-05 we have adopted ASC 606 on July 1, 2020 using the modified retrospective transition method. Under this method, we evaluated contracts that were not complete as of the date of adoption as if those contracts had been accounted for under ASC 606. Under the modified retrospective transition approach, periods prior to the adoption date were not adjusted and continue to be reported in accordance with revenue accounting literature in effect during those periods. The adoption of ASC 606 did not have a material impact on our revenue arrangements.
ASC 606 explicitly excludes revenue generated in accordance with ASC 310, Receivables, and ASC 860, Transfers and Servicing. Accordingly, we have concluded that interest income, gains on loan sales and servicing income are not be affected by the adoption of ASC 606 and its related amendments. Merchant network revenue and virtual card network revenue are within the scope of ASC 606.
Stock Based Compensation
In June 2018, the FASB issued ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share Based Payment Accounting” that expands on the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from nonemployee. For non-public business entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption of ASC 606. We have adopted ASC 606 effective July 1, 2020 and have correspondingly adopted ASU 2018-07 as of that date. There is no material impact to existing nonemployee share-based awards.
Income Taxes
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which removes certain exceptions related to the approach for intraperiod tax allocation, recognizing deferred tax liabilities for outside basis differences, and calculating income taxes in interim periods. The guidance also reduces complexity in certain areas, including franchise taxes that are partially based on income and accounting for tax law changes in interim periods. We early adopted the new standard effective July 1, 2020 on a prospective basis. The adoption of the new standard did not have a material impact on our consolidated financial statements.
We have adopted all new accounting pronouncements that are in effect and applicable to us for the period ended September 30, 2020.
Recent Accounting Pronouncements Not Yet Adopted
Leases
In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” that substantially modifies lessee accounting for leases, and requires most leases to be recognized on the balance sheet with enhanced disclosures. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. Subsequent to the issuance of ASU 2016-02, the FASB issued several amendments to ASC 842 to clarify or improve the new leases standard such as codification and targeted improvements in ASUs 2018-10, 2018-11 and 2019-01, narrow-scope improvements for lessors in ASU 2018-20, etc. For private companies, the amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The effective dates in ASU 2016-02 for private companies were deferred by one year pursuant to the FASB’s issuance of ASU 2019-10, “Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates” in November 2019.
As noted above, in June 2020, the FASB issued ASU 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities”, which amends the effective dates of ASC 606 and ASC 842 to give immediate relief to certain entities as a result of the widespread adverse economic effects and business disruptions caused by the coronavirus disease 2019 (COVID-19) pandemic. ASU 2020-05 permits certain private entities that have not yet issued their financial statements or made financial statements available for issuance, to adopt ASC 842 for fiscal years beginning after December 15, 2021, and interim reporting periods within fiscal years beginning after December 15, 2022. We have elected to adopt the effective date deferral standard and will adopt ASU 2016-02 and its related amendments for our annual reporting period beginning July 1, 2022. We are currently evaluating the impact of adopting ASU 2016-02 and its amendments on our consolidated financial statements.
Financial Instruments — Credit Losses
In June 2016, the FASB issued amendments on ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326)”. The amendments will replace the incurred loss impairment methodology in current US GAAP with a methodology that measures expected credit losses based on historical experience, current conditions and a reasonable and supportable forecast. This amendment is generally referred to as the current expected credit loss (CECL) standard. The amendments in this standard will be recognized through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Subsequent to the issuance of ASU 2016-13, the FASB issued several amendments to ASC 326 to clarify or improve the financial instruments credit losses standard such as codification and targeted improvements in ASUs 2018-19, 2019-04, 2019-05, 2019-11 and 2020-03. For private companies, the amendments in ASU 2016-13 were initially effective for fiscal years beginning after December 15, 2021, and interim periods therein. The effective dates in ASU 2016-13 for private companies were deferred by one year (fiscal years beginning after December 15, 2022) pursuant to the FASB’s Issuance of ASU 2019-10, “Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates” in November 2019.”
The standard dictates that institutions estimate the cash flows that are not expected to be collected over the contractual life of the loan, adjusted for prepayments. Our current methodology also estimates the total expected cash flow not expected to be collected on our consolidated balance sheets. Based on preliminary analysis, we do not expect that the consideration of forward-looking information, i.e. the reasonable and supportable forecast, will result in a material impact to our consolidated financial statements. However, we are still in the process of evaluating the impact.
3.   Interest Income
Interest income consisted of the following components (in thousands):
	Three Months Ended September 30,
	2019	2020
Interest income on unpaid principal balance	$32,641	$40,188
Amortization of discount on loans held for investment	7,406	14,770
Amortization of premiums on loans	(1,103)	(1,958)
Interest receivable charged-off, net of recoveries	1,224	1,237
Total interest income	$40,168	$54,237

4.   Loans Held for Investment and Allowance for Credit Losses
Loans held for investment consisted of the following (in thousands):
	June 30, 2020	September 30, 2020
Unpaid principal balance	$1,054,077	$1,459,419
Accrued interest receivable	8,707	9,378
Premiums on loans held for investment	4,646	5,480
Less: Discount due to loan commitment liability	(28,659)	(56,035)
Less: Loans held for sale	(4,459)	(4,085)
Total loans held for investment	$1,034,312	$1,414,157
Generally, loans are originated by our originating bank partner through our technology platform and later purchased by us. During the three months ended September 30, 2019 and September 30, 2020, we purchased loans from our originating bank partner in the amount of $900.4 million and $1,524.1 million, respectively.
These loans have a variety of lending terms as well as lengths ranging from one to forty-eight months. We evaluate all loans as a homogeneous loan portfolio given it focuses on one product segment, point-of-sale unsecured installment loans.
We closely monitor credit quality for our loan receivables to manage and evaluate our related exposure to credit risk. Credit risk management begins with initial underwriting, where loan applications are assessed against the credit underwriting policy and procedures of our originating bank partner and continues through to full repayment of a loan. To assess a consumer who requests a loan, we use, among other indicators, internally developed risk models using detailed information from external sources, such as credit bureaus where available, and internal historical experience, including the consumer’s prior repayment history on our platform as well as other measures. We combine these factors to establish a proprietary score as a credit quality indicator.
Our proprietary score (“ITACs”), is assigned to most loans facilitated through our technology platform, ranging from zero to 100, with 100 representing the highest credit quality. The ITACs model analyzes the characteristics of an applicant’s attributes that are shown to be predictive of both willingness and ability to repay including, but not limited to: basic features of a of a borrower’s credit profile, a borrower’s prior repayment performance with other creditors, current credit utilization, and legal and policy changes. When an applicant passes both fraud and credit policy checks, they are assigned an ITACs score. ITACs is also widely used for portfolio performance monitoring. Our risk organization closely tracks the distribution of applicant ITACs as well as the ITACs of captured loans to monitor for signs of a changing credit profile within the portfolio. Repayment performance within each ITACs band is also monitored to ensure both the integrity of the risk scoring models and to measure possible changes in consumer behavior amongst various credit tiers.
The following table presents an analysis of the credit quality, by ITACs score, of the unpaid principal balance of loans held for investment (in thousands):
	June 30, 2020	September 30, 2020
96+	$746,758	$1,123,357
94 – 96	196,083	239,007
90 – 94	82,368	58,028
<90	8,004	8,017
No score(1)	20,864	31,010
Total unpaid principal balance	$1,054,077	$1,459,419

(1)
This balance represents loan receivables in experimental products or new markets without sufficient data currently available for use of the Affirm scoring methodology.

Loan receivables are defined as past due if either the principal or interest have not been received within four calendars days of when they are due in accordance with the agreed upon contractual terms. The following table presents an aging analysis of the unpaid principal balance related to loans held for investment by delinquency status (in thousands):
	June 30. 2020	September 30, 2020
Non-delinquent loans	$1,019,492	$1,425,808
4 – 29 calendar days past due(1)	16,765	18,378
30 – 59 calendar days past due	5,393	6,434
60 – 89 calendar days past due	6,268	4,377
90 – 119 calendar days past due	6,159	4,422
Total unpaid principal balance	$1,054,077	$1,459,419

(1)
Loans are not considered delinquent until they are 4 calendar days past due.

We maintain an allowance for credit losses at a level that is appropriate to absorb probable losses inherent in unsecured consumer loan receivables. The allowance for credit losses covers estimated losses. When loans are charged off, we may continue to attempt to recover amounts from the respective borrowers.
The following table details activity in the allowance for credit losses for the three months ended September 30 (in thousands):
	2019	2020
Balance at June 30,	$66,260	$95,137
Provision for credit losses(1)	24,890	40,456
Charge-offs	(16,233)	(14,074)
Recoveries of charged-off receivables	1,143	2,754
Balance at September 30,	$76,060	$124,273

(1)
Excludes provision for merchant losses of zero and $(0.2) million and provision for repurchase of fraudulent loans sold of $(0.1) million and $0.1 million, for the three months ended September 30, 2019 and 2020, respectively, which are included in the provision for credit losses line on the consolidated statements of operations.

5.   Other Assets
Other assets consisted of the following (in thousands):
	June 30, 2020	September 30, 2020
Commercial agreement asset	$—	$53,384
Prepaid expenses	6,406	6,696
Processing reserves	924	949
Other receivables	3,169	448
Other assets	12,849	10,641
Total other assets	$23,348	$72,118
During the three months ended September 30, 2020, we recognized an asset in connection with a commercial agreement with Shopify Inc. in which we granted warrants in exchange for the benefit of acquiring new merchant partners. This asset represents the probable future economic benefit to be realized over the four-year expected benefit period and is valued based on the fair value of the warrants on the grant date. See Note. 13 Redeemable Convertible Preferred Stock and Stockholders’ Deficit for further discussion of the warrants. We have recognized an asset of $67.6 million associated with the fair value of the portion of warrants that vested as of September 30, 2020. During the three months ended September 30, 2020, we recorded an expense of $14.3 million in amortization of the asset, which is recorded in our consolidated statements of operations as a component of sales and marketing expense.
6.   Commitments and Contingencies
Lease Commitments
We lease facilities under operating leases with various expiration dates through 2030, totaling 260,904 rentable square feet at September 30, 2020. The Company’s corporate headquarters are located in San Francisco, California. We also lease office space in New York City, New York; Pittsburgh, Pennsylvania; Salt Lake City, Utah; and Chicago, Illinois.
Several leases require us to obtain standby letters of credit, naming the lessor as a beneficiary. These letters of credit act as security for the faithful performance by us of all terms, covenants and conditions of the lease agreement. The cash collateral and deposits for the letters of credit have been recognized as restricted cash in the condensed consolidated balance sheets and totaled $9.7 million and $9.9 million as of June 30, 2020 and September 30, 2020, respectively.
Total rent expense incurred for all locations totaled $3.2 million and $3.8 million for the three months ended September 30, 2019 and 2020, respectively, and is allocated between functional operating expense lines in the condensed consolidated statements of operations based on headcount.
As of September 30, 2020, future minimum lease commitments under operating leases were as follows (in thousands) for the fiscal years ended:
2021 (remaining nine months)	$10,242
2022	14,232
2023	15,242
2024	15,499
2025	15,769
Thereafter	25,146
Total	$96,130
Legal Proceedings
From time to time we are subject to legal proceedings and claims in the ordinary course of business. The results of such matters often cannot be predicted with certainty. In accordance with applicable accounting guidance, we establish an accrued liability for legal proceeding and claims when those matters present loss contingencies which are both probable and reasonably estimable. All such liabilities arising from current legal and regulatory matters have been recorded in accrued expenses and other liabilities and these matters are immaterial.
Concentrations of Credit Risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, and restricted cash. We maintain our cash, cash equivalents and restricted cash in accounts at regulated domestic financial institutions and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.
We are exposed to default risk on loan receivables originated by and purchased from our originating bank partner. The ultimate collectability of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions. As of June 30, 2020 and September 30, 2020, approximately 15% and 16% of loan receivables related to customers residing in the state of California, respectively. No other states or provinces exceeded 10%.

Concentrations of Revenue
For the three months ended September 30, 2019, approximately 14% of total revenues was driven by one merchant partner. For the three months ended September 30, 2020, approximately 30% of total revenues was driven by one merchant partner.
7.   Transactions with Related Parties
In the ordinary course of business, we may enter into transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties).
We earned sublease income with affiliated companies which has been recognized as other income in the condensed consolidated statements of operations. During the three months ended September 30, 2019, we received $0.1 million in payments from affiliated companies, primarily for occupancy related expenses, which is recorded as a part of other income (expense), net, on the condensed consolidated statements of operations. We did not earn any sublease income with affiliated companies during the three months ended September 30, 2020.
Additionally, some of our directors, principal officers, and their immediate families have opened accounts with and received loans facilitated by us, in accordance with our regular consumer loan offerings. The outstanding balance and interest earned on such accounts is immaterial.
8.   Funding Debt
Funding debt and its aggregate future maturities consists of the following (in thousands):
Final Maturity Fiscal Year	June 30, 2020	September 30, 2020
2021	$—	$—
2022	171,133	139,508
2023	653,447	536,560
2024	—	—
2025	—	—
Thereafter	—	31,894
Total	$824,580	$707,962
Deferred debt issuance costs	(6,654)	(9,070)
Total funding debt, net of deferred debt issuance costs	$817,926	$698,892
Through trusts, we entered into warehouse credit facilities with certain lenders to finance our purchases of loans and to pay fees and expenses related to the applicable facilities. Each trust entered into a credit agreement and security agreement with a commercial bank as administrative agent and a national banking association as collateral trustee and paying agent. Borrowings under these agreements are referred to as funding debt and these funds can only be used for the purposes of facilitating loan purchases, with advance rates ranging from 80-88%. These revolving facilities mature between 2022 and 2026, and subject to covenant compliance generally permit borrowings up to 12 months prior to the final maturity date. At September 30, 2020, the aggregate commitment amount of these agreements was $1,425.0 million of which $708.0 million was drawn, with $717.0 million remaining available, excluding deferred debt issuance costs. Some of the loans purchased from the originating bank partner are pledged as collateral for borrowings in our funding debt facilities. The unpaid principal balance of these loans totaled $990.7 million and $848.6 million as of June 30, 2020 and September 30, 2020, respectively.
Borrowings under these facilities bear interest at an annual benchmark rate of LIBOR (London Inter-bank Offered Rate) or at an alternative commercial paper rate (which is either (i) the per annum rate equivalent to the weighted-average of the per annum rates at which all commercial paper notes were issued by certain lenders to fund advances or maintain loans, or (ii) the daily weighted-average of LIBOR, as set forth in the applicable credit agreement), plus a spread ranging from 1.75% to 5.50%. Interest is payable monthly. In addition, these agreements require payment of a monthly unused commitment fee ranging from 0.20% to 0.75% per annum on the undrawn portion available.
These agreements contain certain covenants. At September 30, 2020, we were in compliance with all applicable covenants in the agreements.
9.   Notes Issued by Securitization Trusts
During the three months ended September 2020, we sponsored and retained residual certificates in securitizations of unsecured consumer loans through two consolidated securitization trusts: Affirm Asset Securitization Trust 2020-Z1 (“2020-Z1”) and Affirm Asset Securitization Trust 2020-A (“2020-A”). Each securitization trust issued senior notes and residual certificates to finance the purchase of the unsecured consumer loans. At the closing of each securitization, we contributed loans, facilitated through our technology platform, with an aggregate outstanding principal balance of $578.4 million. The residual certificates represents the right to receive 5.0% of all amounts collected on the unsecured consumer loans held by the securitization trusts. The resulting senior notes were sold to third-party investors and we retained 100% of the residual certificates issued by the securitization trusts. In addition to the retained residual certificates, our continued involvement includes loan servicing responsibilities over the life of the underlying unsecured consumer loans.
2020-Z1
The notes under the 2020-Z1 securitization were issued in Class A in the amount of $150.0 million (collectively, the “2020-Z1 Notes”). The 2020-Z1 notes bear interest at a fixed rate of 3.46% and have a maturity date of October 15, 2024. Principal and interest payments began in September 2020 and are payable monthly. These notes are recorded at amortized cost on the balance sheet. The associated debt issuance costs of $1.1 million are deferred and amortized into interest expense over the contractual life of the notes. The notes held by third-party investors and the unamortized debt issuance costs are included in notes issued by securitization trusts with a balance of $134.1 million on the consolidated balance sheets as of September 30, 2020 and are secured by unsecured consumer loans at amortized cost of $140.9 million included in loans held for investment on the consolidated balance sheets at September 30, 2020.
2020-A
The notes under the 2020-A securitization were issued in three classes: Class A in the amount of $330.0 million, Class B in the amount of $16.2 million and Class C in the amount of $22.1 million (collectively, the “2020-A Notes”). The Class A, Class B and Class C notes bear interest at a fixed rate of 2.10%, 3.54% and 6.23%, respectively, and each class has a maturity date of February 18, 2025. Principal and interest payments began in September 2020 and are payable monthly. These notes are recorded at amortized cost on the balance sheet. The associated debt issuance costs of $3.4 million are deferred and amortized into interest expense over the contractual life of the notes. The notes held by third-party investors and the unamortized debt issuance costs are included in notes issued by securitization trusts with a balance of $364.8 million on the consolidated balance sheets at September 30, 2020 and are secured by unsecured consumer loans at amortized cost of $399.2 million included in loans held for investment on the consolidated balance sheets as of September 30, 2020.
10.   Convertible Debt
In April 2020, we entered into a note purchase agreement with various investors pursuant to which we issued convertible notes in an aggregate principal amount of $75.0 million with maturity dates in April 2021 and bearing interest at a rate of 1.00% per annum.
The principal and any unpaid accrued interest of each convertible note will automatically convert into shares of redeemable convertible preferred stock upon the closing of a financing in which we receive no less than $50.0 million in proceeds from the issuance of redeemable convertible preferred stock. Where an issuance of the redeemable convertible preferred stock results in proceeds of less than $50.0 million, the holders of a majority of the interest in the aggregate principal amount of the convertible notes, may elect, at their option, to convert the principal amount and any unpaid accrued interest on each convertible note into shares of redeemable convertible preferred stock. In these situations, the conversion price is equal to the lesser of a discounted conversion price and a conversion price cap. The discounted conversion price varies depending on the time that has elapsed between the issuance of the convertible notes and the closing of the relevant financing. The conversion cap is determined based on a fixed valuation of the Company and on our capitalization determined immediately before the closing of the relevant financing on a fully diluted basis.
In the event of a liquidation transaction or a qualified initial public offering, the holders of a majority of the interest in the aggregate principal amount of the convertible notes, may elect, at their option, to redeem the convertible notes in cash or convert the convertible notes into shares of common stock. Upon a redemption in cash, the redemption price varies depending on the time that has elapsed between the issuance of the convertible notes and the corporate transaction or the qualified initial public offering. If conversion to common stock is elected, the conversion price is determined based on a fixed valuation of the Company and on our capitalization immediately before the closing of the liquidation transaction or qualified initial public offering on a fully diluted basis. A qualified initial public offering is one where the gross proceeds are no less than $50.0 million.
Upon maturity, the holders of a majority of the interest in the aggregate principal amount of the convertible notes, may elect, at their option, to convert, at a fixed conversion price, the principal amount and any unpaid accrued interest into shares of a newly authorized series F-1 redeemable convertible preferred stock having similar rights, privileges, preferences and restrictions as our Series F redeemable convertible preferred stock.
In accordance with the accounting guidance on embedded conversion and redemption features in ASC 815, “Derivatives and Hedging”, we valued and bifurcated several derivatives from the host debt instrument because these embedded derivatives met the bifurcation criteria. The $2.8 million initial fair value of the bifurcated derivatives was recorded as a liability with the offset being recorded as a debt discount. Both the liability and the offsetting debt discount were presented together in convertible debt on the consolidated balance sheets. The resulting debt discount was being amortized to interest expense at an effective interest rate of 1.0% over the one-year term of the convertible notes. This interest expense is recorded in funding costs within operating expenses on our consolidated statements of operations. The change in fair value of these embedded derivatives is recognized in other income (expense), net, during the period of the change.
In addition, the issuance of the convertible notes gave rise to a beneficial conversion feature because the rate of conversion upon maturity of the convertible notes was below the fair value of our redeemable convertible preferred stock on the issuance date. The intrinsic value of the beneficial conversion feature of $5.6 million was recorded as a debt discount with a corresponding amount to additional paid-in capital within stockholders’ deficit. The debt discount is presented within convertible notes in the consolidated balance sheets. The intrinsic value was calculated as the number of shares of redeemable convertible preferred stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Series F redeemable convertible preferred stock on the issuance date. We were amortizing this discount to funding costs over the one-year term of the convertible notes using the straight-line method.
Upon completion of the Series G equity financing in September 2020, the convertible notes were redeemed under the next equity financing feature, in which the proceeds from the issuance of preferred stock was not less than $50.0 million. The aggregate outstanding principal and accrued interest balance of the convertible notes of $75.5 million was converted into 4,444,321 shares of Series G-1 redeemable convertible preferred stock at a conversion price of $16.9374 per share. This conversion resulted in issuance of $88.6 million of Series G-1 redeemable convertible preferred stock at a fair value of $19.9263 per share. The total proceeds were allocated between the liability component of $46.5 million and equity component of $42.1 million. The conversion of the convertible notes was accounted for as a debt extinguishment, which resulted in a gain of $30.1 million. This gain represented the difference between the carrying value of the debt at the time of extinguishment and the allocated proceeds. This gain was recorded in other income (expense), net on the consolidated statements of operations. The reacquisition of the beneficial conversion feature was measured using the intrinsic value of the conversion option at the extinguishment date of $42.1 million and was recorded in equity.

11.   Variable Interest Entities
We consolidate VIEs when we are deemed to be the primary beneficiary. We established certain entities (deemed to be VIEs) to enter into warehouse credit facilities for the purpose of purchasing loans from our originating bank partner. See Note 8. Funding Debt for additional information. The creditors of the VIEs above have no recourse to the general credit of the Company as the primary beneficiary of the VIEs and the liabilities of the VIEs can only be settled by the respective VIE’s assets.
Affirm Asset Securitization Trust 2020-Z1 and Affirm Asset Securitization Trust 2020-A are deemed VIEs. We consolidated the VIEs as the primary beneficiary because we, through our role as the servicer, have both the power to direct the activities that most significantly affect the VIEs’ economic performance and a variable interest that could potentially be significant to the VIEs through holding the retained residual certificates. In evaluating whether we are the primary beneficiary, management considers both qualitative and quantitative factors regarding the nature, size and form of our involvement with the VIEs. Management assesses whether we are the primary beneficiary of the VIEs on an on-going basis. For these VIEs, the creditors have no recourse to the general credit of the Company and the liabilities of the VIEs can only be settled by the respective VIEs’ assets. Additionally, the assets of the VIEs can be used only to settle obligations of the VIEs. Because we consolidate the securitization trusts, the loans held in the securitization trusts are included in loans held for investment, and the notes sold to third-party investors recorded in notes issued by securitization trusts in the condensed consolidated balance sheets.
We did not have any transactions with unconsolidated VIEs during the three months ended September 30, 2019 and 2020.
12.   Fair Value of Financial Assets and Liabilities
Financial Assets and Liabilities Recorded at Fair Value
The following tables present information about our assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2020 (in thousands):
	Level 1	Level 2	Level 3	Total
Assets:
Servicing assets	$—	$—	$2,132	$2,132
Total assets	$—	$—	$2,132	$2,132
Liabilities:
Constant maturity swaps	$—	$3,297	$—	$3,297
Servicing liabilities	—	—	1,540	1,540
Performance fee liability	—	—	875	875
Convertible debt derivative	—	—	6,607	6,607
Total liabilities	$—	$3,297	$9,022	$12,319
The following tables present information about our assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2020 (in thousands):
	Level 1	Level 2	Level 3	Total
Assets:
Servicing assets	$—	$—	$1,453	$1,453
Total assets	$—	$—	$1,453	$1,453
Liabilities:
Constant maturity swaps	$—	$2,257	$—	$2,257
Servicing liabilities	—	—	1,521	1,521
Performance fee liability	—	—	1,010	1,010
Total liabilities	$—	$2,257	$2,531	$4,788

During the fiscal year ended June 30, 2020, we acquired a series of constant maturity swaps from an institutional bank for the purpose of offsetting variable cash flows related to loan sale pricing fluctuations with a third-party loan buyer. These derivatives have not been designated as hedging instruments. The instruments are recorded at fair value, based on prices quoted for similar financial instruments in markets that are not active, and are presented within other assets on the consolidated balance sheets, together with the collateral amount required by the agreements. Any changes in the fair value of these financial instruments is reflected in other income (expense), net, on the consolidated statements of operations.
There were no transfers between levels during the three months ended September 30, 2019 and 2020.
Assets and Liabilities Measured at Fair Value on a Recurring Basis using Significant Unobservable Inputs (Level 3)
We evaluate our financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them each reporting period. Since our promote amount asset, servicing assets and liabilities, performance fee liability, and convertible debt derivatives do not trade in an active market with readily observable prices, we use significant unobservable inputs to measure fair value. This determination requires significant judgements to be made.
Promote Amount Asset
In July 2017, we executed a loan sale agreement with a third-party loan buyer. Under this agreement the loan buyer agreed to share with us a promote amount with respect to each monthly cohort of loan sales, to the extent the internal rate of return (“IRR”) for such monthly cohort of loan sales exceeds the 7%. At each sale date, we determine the fair value of the promote amount by discounting our share of estimated cashflows as they exceed the IRR threshold and record an asset within other assets on the consolidated balance sheets.
On September 13, 2019, Affirm Loan Asset Sales I LLC, a wholly owned subsidiary of Affirm Holdings, Inc., executed a side letter agreement with an existing third-party loan buyer to settle the promote amount asset. This settlement was completed in January 2020.
The table below summarizes the activity related to the fair value of the promote amount asset for the three months ended September 30, 2019 (in thousands):
Promote Amount Asset
Fair value at June 30, 2019	$8,878
Initial transfers of financial assets	376
Subsequent changes in fair value	1,872
Partial settlement	(1,854)
Fair value at September 30, 2019	$9,272
Servicing Assets and Liabilities
During the three months ended September 30, 2019 and 2020, we sold loans with an unpaid balance of $402.5 million and $421.6 million, respectively, of which we retained servicing rights. As of June 30, 2020 and September 30, 2020, we serviced loans we sold with a remaining unpaid principal balance of $1,365.6 million and $1,327.0 million, respectively.
We use discounted cash flow models, to arrive at an estimate of fair value. Significant assumptions used in the valuation of our servicing rights are as follows:
Adequate Compensation
We estimate adequate compensation as the rate a willing market participant would require for servicing loans with similar characteristics as those in the serviced portfolio.

Discount Rate
Estimated future payments to be received under servicing agreements are discounted as a part of determining the fair value of the servicing rights. For servicing rights on loans, the discount rate reflects the time value of money and a risk premium intended to reflect the amount of compensation market participants would require.
Net Default Rate
We estimate the timing and probability of early loan payoffs, loan defaults and write-offs, thus affecting the projected unpaid principal balance and expected term of the loan, which are used to project future servicing revenues and expenses.
For the three months ended September 30, 2019 and 2020, we earned $2.1 million and $4.1 million of servicing income, respectively. As of June 30, 2020 and September 30, 2020, the aggregate fair value of the servicing assets was measured at $2.1 million and $1.5 million, respectively, and presented within other assets on the condensed consolidated balance sheets. As of June 30, 2020 and September 30, 2020, the aggregate fair value of the servicing liabilities was measured at $1.5 million and $1.5 million, respectively, and presented within accrued expenses and other liabilities on the condensed consolidated balance sheets.
The following table summarizes the activity related to the aggregate fair value of our servicing assets and liabilities for the three months ended September 30 (in thousands):
	Servicing Assets	Servicing Liabilities
Fair value at June 30, 2019	$1,680	$(1,130)
Initial transfers of financial assets	(147)	(787)
Subsequent changes in fair value	(199)	939
Fair value at September 30, 2019	$1,334	$(978)
Fair value at June 30, 2020	$2,132	$(1,540)
Initial transfers of financial assets	250	(1,006)
Subsequent changes in fair value	(929)	1,025
Fair value at September 30, 2020	$1,453	$(1,521)
The following table presents quantitative information about the significant unobservable inputs used for our level 3 fair value measurements of servicing assets and liabilities as of June 30, 2020:
	Unobservable Input	Minimum	Maximum	Weighted Average
Servicing assets	Discount rate	30.00%	30.00%	30.00%
	Adequate compensation(1)	0.73%	0.89%	0.76%
	Net default rate	0.81%	0.82%	0.82%
Servicing liabilities	Discount rate	30.00%	30.00%	30.00%
	Adequate compensation(1)	2.00%	3.18%	2.55%
	Net default rate	6.45%	10.99%	9.16%

(1)
Estimated cost of servicing a loan as a percentage of unpaid principal balance

The following table presents quantitative information about the significant unobservable inputs used for our level 3 fair value measurements of servicing assets and liabilities as of September 30, 2020:
	Unobservable Input	Minimum	Maximum	Weighted Average
Servicing assets	Discount rate	30.00%	30.00%	30.00%
	Adequate compensation(1)	0.79%	0.99%	0.82%
	Net default rate	0.72%	0.77%	0.73%
Servicing liabilities	Discount rate	30.00%	30.00%	30.00%
	Adequate compensation(1)	2.13%	2.97%	2.53%
	Net default rate	5.82%	8.94%	7.92%

(1)
Estimated cost of servicing a loan as a percentage of unpaid principal balance

The following table summarizes the effect adverse changes in estimates would have on the fair value of the servicing assets and liabilities as of June 30, 2020 and September 30, 2020, respectively, given hypothetical changes in significant unobservable inputs (in thousands):
	June 30, 2020	September 30, 2020
Servicing assets
Net default rate assumption:
Net default rate increase of 25%	$(9)	$(7)
Net default rate increase of 50%	$(21)	$(11)
Adequate compensation assumption:
Adequate compensation increase of 25%	$(1,338)	$(1,292)
Adequate compensation increase of 50%	$(2,675)	$(2,584)
Discount rate assumption:
Discount rate increase of 25%	$(27)	$(54)
Discount rate increase of 50%	$(56)	$(48)
Servicing liabilities
Net default rate assumption:
Net default rate increase of 25%	$8	$13
Net default rate increase of 50%	$12	$23
Adequate compensation assumption:
Adequate compensation increase of 25%	$(1,438)	$(1,429)
Adequate compensation increase of 50%	$(2,875)	$(2,857)
Discount rate assumption:
Discount rate increase of 25%	$48	$116
Discount rate increase of 50%	$91	$162
Performance Fee Liability
In accordance with our agreement with our originating bank partner, we pay a fee for each loan that is fully repaid by the consumer, due at the end of the period in which the loan is fully repaid. We recognize a liability upon the purchase of a loan for the expected future payment of the performance fee. This liability is measured using a discounted cash flow model and recorded at fair value and presented within accrued expenses and other liabilities on the consolidated balance sheets. Any changes in the fair value of the liability are reflected in other income (expense), net, on the consolidated statements of operations.

The following table summarizes the activity related to the fair value of the performance fee liability for the three months ended September 30, 2019 and 2020 (in thousands):
Performance Fee Liability
Fair value at June 30, 2019	$488
Purchases of loans	199
Subsequent changes in fair value	(112)
Fair value at September 30, 2019	$575
Fair value at June 30, 2020	$875
Purchases of loans	346
Subsequent changes in fair value	(211)
Fair value at September 30, 2020	$1,010
The following table presents quantitative information about the significant unobservable inputs used for our level 3 fair value measurements of the performance fee liability as of June 30, 2020 and September 30, 2020:
Unobservable Input	Minimum	Maximum	Weighted Average
Discount rate	10.00%	10.00%	10.00%
Refund rate	4.50%	4.50%	4.50%
Default rate	1.89%	4.65%	2.83%
The following table summarizes the effect adverse changes in estimates would have on the fair value of the performance fee liability as of June 30, 2020 and September 30, 2020, respectively, given hypothetical changes in significant unobservable inputs (in thousands):
	June 30, 2020	September 30, 2020
Performance fee liability
Discount rate assumption:
Discount rate increase of 25%	$(25)	$(30)
Discount rate increase of 50%	$(50)	$(59)
Refund rate assumption:
Refund rate increase of 25%	$(1)	$(2)
Refund rate increase of 50%	$(3)	$(4)
Default rate assumption:
Default rate increase of 25%	$(5)	$(5)
Default rate increase of 50%	$(11)	$(11)
Convertible Debt Derivative Liability
See Note 10. Convertible Debt for a description of the convertible debt derivative liability. On September 11, 2020, the convertible notes were converted into 4,444,321 shares of Series G-1 redeemable convertible preferred stock. The conversion of the notes was accounted for as a debt extinguishment and as such the convertible debt derivative liability was extinguished.

The following table summarizes the activity related to the fair value of the convertible debt derivative liability for the three months ended September 30, 2020 (in thousands):
Convertible Debt Derivative Liability
Fair value at June 30, 2020	$6,607
Extinguishment of liability	(6,607)
Fair value at September 30, 2020	$—
Financial Assets and Liabilities Not Recorded at Fair Value
The following tables present the fair value hierarchy for financial assets and liabilities not recorded at fair value as of June 30, 2020 (in thousands):
	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:
Cash and cash equivalents	$267,059	$267,059	$—	$—	$267,059
Restricted cash	61,069	61,069	—	—	61,069
Loans held for sale	4,459	—	4,459	—	4,459
Loans held for investment, net	939,175	—	—	922,919	922,919
Accounts receivable, net	59,001	—	59,001	—	59,001
Other assets	7,984	—	7,984	—	7,984
Total assets	$1,338,747	$328,128	$71,444	$922,919	$1,322,491
Liabilities:
Accounts payable	$18,361	$—	$18,361	$—	$18,361
Payable to third-party loan owners	24,998	—	24,998	—	24,998
Accrued interest payable	1,860	—	1,860	—	1,860
Accrued expenses and other liabilities	25,395	—	25,395	—	25,395
Convertible debt	67,615	—	—	67,615	67,615
Funding debt	817,926	—	—	805,910	805,910
Total liabilities	$956,155	$—	$70,614	$873,525	$944,139
The following tables present the fair value hierarchy for financial assets and liabilities not recorded at fair value as of September 30, 2020 (in thousands):
	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:
Cash and cash equivalents	$684,423	$684,423	$—	$—	$684,423
Restricted cash	101,451	101,451	—	—	101,451
Loans held for sale	4,085	—	4,085	—	4,085
Loans held for investment, net	1,289,884	—	—	1,273,870	1,273,870
Accounts receivable, net	49,026	—	49,026	—	49,026
Other assets	6,083	—	6,083	—	6,083
Total assets	$2,134,952	$785,874	$59,194	$1,273,870	$2,118,938
Liabilities:
Accounts payable	$24,471	$—	$24,471	$—	$24,471
Payable to third-party loan owners	21,205	—	21,205	—	21,205

	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Accrued interest payable	2,132	—	2,132	—	2,132
Accrued expenses and other liabilities	23,346	—	23,346	—	23,346
Notes issued by securitization trusts	498,921	—	—	490,298	490,298
Funding debt	698,892	—	—	696,382	696,382
Total liabilities	$1,268,967	$—	$71,154	$1,186,680	$1,257,834

13.   Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Redeemable Convertible Preferred Stock
A summary of the authorized, issued and outstanding redeemable convertible preferred stock as of June 30, 2020 is as follows:
	Shares
Series	Authorized	Issued and Outstanding	Carrying Value (in thousands)	Liquidation Preference (in thousands)
A	21,428,572	21,428,572	$21,598	$21,616
B	19,788,417	19,788,417	25,941	26,000
C	15,129,141	13,802,530	72,661	72,905
D	22,705,526	22,318,532	137,471	137,614
E	21,391,882	21,391,882	242,435	242,597
F	24,009,471	23,386,038	304,064	308,300
Total	124,453,009	122,115,971	$804,170	$809,032
A summary of the authorized, issued and outstanding redeemable convertible preferred stock as of September 30, 2020 is as follows:
	Shares
Series	Authorized	Issued and Outstanding	Carrying Value (in thousands)	Liquidation Preference (in thousands)
A	21,428,572	21,428,572	$21,598	$21,616
B	19,788,417	19,788,417	25,941	26,000
C	15,129,141	13,802,530	72,661	72,905
D	22,705,526	22,318,532	137,471	137,614
E	21,391,882	21,391,882	242,435	242,597
F	23,386,038	23,386,038	304,063	308,300
G	23,300,000	21,824,141	434,434	434,874
G-1	4,444,321	4,444,321	88,559	75,275
Total	151,573,897	148,384,433	$1,327,162	$1,319,181
In September 2020, we issued 21,824,141 shares of Series G redeemable convertible preferred stock at $19.93 per share for an aggregate purchase amount of $434.9 million. These shares have a liquidity preference of $434.9 million. As part of this equity financing round, the convertible notes issued in April 2020 converted into 4,444,321 shares of Series G-1 redeemable convertible preferred stock. These shares have a liquidation preference of $88.6 million.
Significant terms of the redeemable convertible preferred stock are as follows:
Liquidation Preference
In the event of any liquidation event, either voluntary or involuntary, the holders of each series of redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distributions of any assets of the Company to the holders of the common stock by reason of their ownership thereof, an amount per share equal to the sum of one times the applicable original issuance price plus any declared but unpaid dividends. The original issuance price for Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock, Series F redeemable convertible preferred stock, Series G redeemable convertible preferred stock, and Series G-1 redeemable convertible preferred stock is $0.35, $1.3139, $5.2766, $6.1659, $11.3406, $13.1831, $19.9263, and $16.9374 per share, respectively. If the proceeds distributed among the holders of the redeemable convertible preferred shares are insufficient to permit the payment to such holders of the full preferential amounts the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the redeemable convertible preferred stock in proportion to the preferential amount that each such holder is otherwise entitled to receive.
After payment has been made to the holders of the redeemable convertible preferred stock of their full respective preferential amounts, all of the remaining assets of the Company shall be distributed ratably among the holders of common stock.
Dividends
The holders of each series of redeemable convertible preferred stock shall be entitled to receive dividends, out of any funds legally available, prior and in preference to any declaration or payment of any dividend on Common Stock of the Company, at the rate of $1.2550 per annum for each share of Series G-1 redeemable preferred stock, $1.5941 per annum for each share of Series G redeemable convertible preferred stock, $1.0546 per annum for each share of Series F redeemable convertible preferred stock, $0.9072 per annum for each share of Series E redeemable convertible preferred stock, $0.4933 per annum for each share of Series D redeemable convertible preferred stock, $0.4221 per annum for each share of Series C redeemable convertible preferred stock, $0.1051 per annum for each share of Series B redeemable convertible preferred stock and $0.0280 per annum for each share of Series A redeemable convertible preferred stock (each as adjusted for stock splits, stock dividends, reclassification and the like) payable quarterly when, as and if declared by the Board of Directors. Such dividends shall not be cumulative.
Following the payment in full of any dividends to the holders of redeemable convertible preferred stock, any additional dividends shall be distributed first to the holders of the common stock until each holder of common stock has received an amount equal to $0.0280 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and then among the holders of Series A redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A redeemable convertible preferred stock into common stock), until each such holder of common stock or Series A redeemable convertible preferred stock has received an additional $0.0771 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and then among the holders of Series A redeemable convertible preferred stock, the Series B redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A redeemable convertible preferred stock into common stock), until each such holder of common stock, Series A redeemable convertible preferred stock or Series B redeemable convertible preferred stock has received an additional $0.3170 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and then among the holders of Series A redeemable convertible preferred stock, the Series B redeemable convertible preferred stock, the Series C redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock and Series C redeemable convertible preferred stock into Common Stock), until each holder of common stock, Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock or Series C redeemable convertible preferred stock has received an additional $0.0712 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and then among holders of Series A redeemable convertible preferred stock, the Series B redeemable convertible preferred stock, the Series C redeemable convertible preferred stock, the Series D redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock into Common Stock) until each such holder of common stock, Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock or Series D redeemable convertible preferred stock has received an additional $0.4139 per share (as adjusted for stock splits, stock dividends, reclassification and the like), and then among the holders of Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock, Series F redeemable convertible preferred stock, Series G redeemable convertible preferred stock, Series G-1 redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock, Series F redeemable convertible preferred stock, Series G redeemable convertible preferred stock, and Series G-1 redeemable convertible preferred stock into common stock).
Voting
The holders of redeemable convertible preferred stock shall have the same voting rights as a holder of common stock. The holders of common stock and redeemable convertible preferred stock shall vote together as a single class in all matters. Each holder of common stock shall be entitled to one vote for each share of common stock held, and each holder of redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could then be converted. The holders of the common stock, voting separately as a single class shall be entitled to elect three directors of the Corporation. The holders of the Series B redeemable convertible preferred stock, voting separately as a single class shall be entitled to elect two directors of the Corporation. The holders of the Series C redeemable convertible preferred stock, voting separately as a single class shall be entitled to elect one director of the Corporation. The holders of the Series D redeemable convertible preferred stock, voting separately as a single class shall be entitled to elect one director of the Corporation. The holders of the common stock and redeemable convertible preferred stock (excluding the Series E redeemable convertible preferred stock), voting together as a single class on an as converted basis, shall be entitled to elect all other directors of the Corporation. The holders of the Series F redeemable convertible preferred stock, voting separately as a single class, shall be entitled to elect one director of the Corporation.
Conversion
Each share of redeemable convertible preferred stock is convertible to common stock at the option of the holder. Such conversion is determined by dividing the original issue price by the then-effective conversion price (adjusted for any stock dividends, combinations, or splits with respect to such shares). At June 30, 2020, each share of redeemable convertible preferred stock was convertible into one share of common stock.
Each share of redeemable convertible preferred stock shall automatically be converted into shares of common stock at the conversion rate then in effect for such series of redeemable convertible preferred stock immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, resulting in a post-offering market capitalization of the Company of at least $2,000,000,000 and for the total offering with gross proceeds to the Company of not less than $100,000,000 or (ii) the date or upon the occurrence of an event, specified by written consent or agreement of each of (A) the holders of at least sixty percent (60%) of the Series B redeemable convertible preferred stock then outstanding, voting as a separate series, (B) the holders of at least seventy-five percent (75%) of the Series C redeemable convertible preferred stock then outstanding, voting as a separate series and (C) the holders of at least a majority of the Series D redeemable convertible preferred stock then outstanding, voting as a separate series, (D) the holders of a majority of the Series E redeemable convertible preferred stock then outstanding, voting as separate series, and (E) either (x) the holders of at least eighty-five (85%) of the then outstanding shares of Series F redeemable convertible preferred stock, voting as a separate series, or (y) the holders of a majority of the then outstanding shares of Series F redeemable convertible preferred stock, voting as a separate series, provided that such majority includes the Special Series F Investor Vote, and (F) the holders of a majority of the Series G redeemable convertible preferred stock then outstanding, voting as a separate series.
Redemption
The redeemable convertible preferred stock does not have any redemption rights that are at the election of the holders. However, the redeemable convertible preferred stock is entitled to payment upon the occurrence of certain contingent events. As it relates to payment upon the occurrence of a contingent event, we evaluated the redeemable convertible preferred stock in accordance with the guidance in ASC 480, “Distinguishing Liabilities from Equity”, and determined that the payment of liquidation amounts due upon the occurrence of a contingent event is not solely within our control and accordingly the redeemable convertible preferred stock is classified in temporary equity in the consolidated balance sheet. As it relates to the accretion to redemption value, the redeemable convertible preferred stock is not currently redeemable, nor is it probable that the instrument will become redeemable, as it is only redeemable upon the occurrence of a contingent event. Accordingly, no accretion has been recognized for the redeemable convertible preferred stock and it will not be accreted until it is probable that the shares will become redeemable.
Common Stock
At June 30, 2020 and September 30, 2020, the Company had shares of common stock reserved for issuance as follows:
	June 30, 2020	September 30, 2020
Conversion of redeemable convertible preferred stock	122,115,971	148,384,433
Exercise of warrants	706,065	15,929,262
Available outstanding under stock option plan	50,771,657	50,016,087
Available for future grant under stock option plan	4,904,531	5,387,480
Total	178,498,224	219,717,262
The Common Stock is not mandatorily redeemable. Each holder of Common Stock shall have the right to one vote per share of Common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a liquidation transaction, the assets of the Corporation shall be distributed in accordance with the liquidation preferences referenced in the redeemable convertible preferred stock section above.
Amounts paid to employees for the repurchase of common stock are charged to equity to the extent the amount paid does not exceed the fair value of the instrument repurchased. Any excess of the repurchase price over the fair value of the instrument is recognized as additional compensation cost within the operating expense line associated with the employee’s function, on the consolidated statement of operations.
Common Stock Warrants
Common stock warrants are included as a component of additional paid-in capital on the consolidated balance sheets.
During the three months ended September 30, 2020, we issued warrants to purchase 20,297,595 shares of common stock in connection with a commercial agreement with Shopify Inc.. The exercise price was $0.01 per share, and the term of the warrants was 10 years. We valued the warrants at issuance using the Black-Scholes-Merton option pricing model with the following assumptions: a dividend yield of zero, years to maturity of 10 years, volatility of 52%, and a risk-free rate of 0.62%. In connection with these warrants issued during the three months ended September 30, 2020, we recognized an asset of $67.6 million associated with the fair value of the portion of these warrants that have vested as of September 30, 2020, which is recorded in our consolidated balance sheets within other assets. See Note 5. Other Assets for more information on the asset and related amortization.
The following table summarizes the warrant activity during the three months ended September 30, 2020:
	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Life (years)
Warrants outstanding, June 30, 2020	706,065	$2.50	7.21
Issued	20,297,595	0.01	10.00
Exercised	(5,074,398)	0.01	9.88
Warrants outstanding, September 30, 2020	15,929,262	$0.12	9.67
14.   Stock Based Compensation
2012 Equity Incentive Plan
Under our 2012 Equity Incentive Plan (the “Plan”), we may grant incentive and nonqualified stock options, restricted stock, and Restricted Stock Units (“RSUs”) to employees, officers, directors, and consultants. The maximum number of shares of common stock which may be issued under the Plan is 70,609,793 shares. At June 30, 2020 and September 30 2020, there were 3,649,298 and 5,387,480 shares available to be issued under the Plan, respectively.
Stock Options
The following table summarized our stock option activity during the three months ended September 30, 2020:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Balance, June 30, 2020	42,536,487	$5.17	7.54
Granted	—	—
Exercised	(172,621)	3.68
Forfeited, expired or cancelled	(848,281)	6.80
Balance, September 30, 2020	41,515,585	$5.14	6.65
Vested and exercisable, September 30, 2020	26,464,487	$3.85	8.34	$101,997
Vested and exercisable, and expected to vest thereafter (1) September 30, 2020	38,424,937	$4.92	7.18	$115,082

(1)
Options expected to vest reflect the application of an estimated forfeiture rate.

Restricted Stock Units
During the three months ended September 30, 2020 we awarded 738,800 RSUs to certain employees under the Plan. These RSUs were subject to two vesting conditions: a service-based vesting condition (i.e., employment over a period of time) and a performance-based vesting condition (i.e., a liquidity event in the form of either a change of control or an initial public offering, each as defined in the Plan). The service-based vesting condition is typically met over a four year period, either monthly or with 25% vesting on the twelve-month anniversary of the employment commencement date, and the remaining on a pro rata basis each month over the next three years. Employees are able to retain RSUs vested with respect to the service condition upon departure, and such RSUs remain subject to the performance-based vesting condition. As of September 30, 2020, we determined a liquidity event was not probable, and as such, no RSUs were vested or expected to vest. Any RSUs that have not vested will automatically terminate on the expiration date, which is defined by the Plan as seven years from the grant date.
The following table summarizes our RSU activity during the three months ended September 30, 2020:
	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at June 30, 2020	8,235,170	$7.95
Granted	738,800	7.56
Forfeited, expired or cancelled	(373,468)	7.99
Non-vested at September 30, 2020	8,600,502	$7.86
At September 30, 2020, we had approximately $16.6 million of unrecognized compensation cost related to non-vested RSUs. The fair value of RSUs is equal to the fair market value of common stock on the grant date. To estimate unrecognized compensation costs, the grant date fair value of RSUs was used to measure expense on a straight-line basis over the requisite service periods of the awards.
Stock-Based Compensation Expense
The following table presents the components and classification of stock-based compensation for the three months ended September 30, 2019 and 2020 (in thousands):
	Three Months Ended September 30,
	2019	2020
General and administrative	$3,812	$3,204
Technology and data analytics	3,327	2,213
Sales and marketing	1,291	760
Processing and servicing	(5)	26
Total stock-based compensation in operating expenses	8,425	6,203
Capitalized into property, equipment and software, net	897	972
Total stock-based compensation expense	$9,322	$7,175
15.   Income Taxes
For the three months ended September 30, 2020, we recorded income tax expense of $0.1 million, which was primarily attributable to the effects of foreign income taxes on our Canadian subsidiary and various state income taxes.
As of September 30, 2020, we continue to recognize a full valuation allowance against net deferred tax assets. This determination was based on the assessment of the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. The amount of deferred tax assets considered realizable in future periods may change as management continues to reassess the underlying factors it uses in estimating future taxable income.

16.   Net Loss per Share Attributable to Common Stockholders
The following table presents basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):
	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020
Numerator:
Basic
Net loss	$(30,795)	$(15,275)
Net loss attributable to common shareholders-basic	$(30,795)	$(15,275)
Diluted
Net loss	$(30,795)	$(15,275)
Gain on conversion of Convertible Debt	$—	$(30,105)
Interest on Convertible Debt prior to conversion	$—	$398
Amortization of debt discount prior to conversion	$—	$1,792
Net loss attributable to common shareholders-diluted	$(30,795)	$(43,190)
Denominator:
Basic
Weighted average common shares used in net loss per share attributable to common stockholders, basic	48,403,021	64,778,024
Total-basic	48,403,021	64,778,024
Diluted
Weighted average common shares used in net loss per share attributable to common stockholders, basic	48,403,021	64,778,024
Weighted average common shares attributable to convertible debt prior to conversion	—	3,478,165
Total-diluted	48,403,021	68,256,189
Net loss per share attributable to common stockholders:
Basic	$(0.63)	$(0.24)
Diluted	$(0.63)	$(0.63)
The following common stock equivalents, presented based on amounts outstanding, were excluded from the calculation of diluted net loss per share attributable to common stockholders because their inclusion would have been anti-dilutive:
	As of September 30,
	2019	2020
Redeemable convertible preferred stock	123,829,576	148,384,433
Stock options	42,398,630	42,213,842
Restricted stock units	3,115,102	7,802,245
Common stock warrants	1,608,370	15,929,262
Total	170,951,678	214,329,782

17.   Pro Forma Net Loss per Share Attributable to Common Stockholders (unaudited)
Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited) are calculated as follows (in thousands, except share and per share data):
Three Months Ended September 30, 2020 (unaudited)
Numerator:
Pro Forma – Basic
Net loss attributable to common shareholders – basic	$(15,275)
Stock-based compensation expense for RSUs with vesting conditions contingent upon an IPO	$(4,250)
Pro forma net loss attributable to common shareholders – basic	$(19,525)
Pro Forma – Diluted
Net loss attributable to common shareholders – diluted	$(43,190)
Stock-based compensation expense for RSUs with vesting conditions contingent upon an IPO	$(4,250)
Pro forma net loss attributable to common shareholders – diluted	$(47,440)
Denominator:
Pro Forma – Basic
Weighted average common shares used in net loss per share attributable to common stockholders, basic	64,778,024
Pro forma adjustment for the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock	127,733,781
Pro forma adjustment for the exercise of common stock warrants contingent upon an IPO	12,749,169
Pro forma adjustment for the vesting of RSUs with vesting conditions contingent upon an IPO	1,234,290
Pro forma weighted average common shares used in pro forma net loss per share attributable to common stockholders, basic	206,495,264
Pro Forma – Diluted
Weighted average common shares used in net loss per share attributable to common stockholders, diluted	68,256,189
Pro forma adjustment for the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock	127,733,781
Pro forma adjustment for the exercise of common stock warrants contingent upon an IPO	12,749,169
Pro forma adjustment for the vesting of RSUs with vesting conditions contingent upon an IPO	1,234,290
Pro forma weighted average common shares used in pro forma net loss per share attributable to common stockholders, diluted	209,973,429
Pro forma net loss per share attributable to common stockholders (unaudited):
Basic	$(0.09)
Diluted	$(0.23)

18.   Segments and Geographical Information
We conduct our operations through a single operating segment and, therefore, one reportable segment.
Revenue
Revenue by geography is based on the billing addresses of the borrower or the location of the merchant’s national headquarters. The following table sets forth revenue by geographic area for the three months ended September 30 (in thousands):
	Three Months Ended September 30,
	2019	2020
United States	$87,947	$172,242
Canada	—	1,736
Total revenues, net	$87,947	$173,978
Long-Lived Assets
Our long-lived assets, consisting of property, equipment and software, net, are all located in the United States as of June 30, 2020 and September 30, 2020.
19.   Subsequent Events
We have evaluated subsequent events through November 17, 2020, which is the date that these financial statements were available to be issued. There were no other significant subsequent events identified other than matters described below.
On October 13, 2020, Affirm Asset Securitization Trust 2020-Z2 (“2020-Z2”) entered into a note purchase agreement with Barclays Capital Inc., Truist Securities, Inc., and Regions Securities LLC to issue $375.0 million of fixed rate asset-backed notes with a maturity date of January 15, 2025. The notes bear interest at a rate of 1.90% per year. On October 22, 2020, we contributed $417.3 million of loan receivables to the 2020-Z2 securitization.
On October 22, 2020, pursuant to rights in the executed loan sale agreement, one of our third-party loan buyers contributed $27.8 million of loan receivables to the 2020-Z2 securitization. We retained 93.4% of the residual certificates issued by 2020-Z2. The remaining residual certificates and all the risk retention interest is held by third-party investor. In addition to the retained residual certificates, our continued involvement includes loan servicing responsibilities over the life of the underlying unsecured consumer loans. 2020-Z2 is deemed to be a VIE. We will consolidate 2020-Z2 as we are the primary beneficiary since we, through our role as the servicer, have both the power to direct the activities that most significantly affect 2020-Z2’s economic performance and a variable interest that could potentially be significant to 2020-Z2 through holding the retained residual certificates.

       Shares
Affirm Holdings, Inc.
Class A Common Stock

PRELIMINARY PROSPECTUS

Morgan Stanley	Goldman Sachs & Co. LLC	Allen & Company LLC
RBC Capital Markets	Credit Suisse	Barclays
Truist Securities	Siebert Williams Shank	Deutsche Bank Securities

Through and including     ,      (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.
Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of Class A common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and Nasdaq listing fee.
SEC registration fee		$10,910
FINRA filing fee		15,500
Nasdaq listing fee		*
Printing fees and expenses		*
Registrar and transfer agent fees		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

*
To be filed by amendment.

Item 14.
Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit.
Our amended and restated certificate of incorporation and amended and restated bylaws will provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter. Our amended and restated certificate of incorporation will eliminate the potential personal monetary liability of our directors to us or our stockholders for breaches of their duties as directors except as otherwise required under the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

We have entered into or will enter into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the DGCL. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and officers may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We maintain standard policies of insurance under which, subject to the limitations of the policies, coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and (b) to us with respect to payments which we may make to such officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.
Item 15.
Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since July 1, 2017 through the date of the prospectus that is a part of this registration statement:
Issuances of Options to Purchase Common Stock and Restricted Stock Units
From July 1, 2017 through the date of this registration statement, we granted under our 2012 Equity Incentive Plan options to purchase an aggregate of 42,420,113 shares of our common stock, having exercise prices ranging from $2.04 to $8.80 per share, and 8,776,631 restricted stock units to be settled in shares of our common stock.
Issuances of Redeemable Convertible Preferred Stock
On July 25, 2017, we sold 578,234 shares of our Series D redeemable convertible preferred stock to one accredited investor at a purchase price of $6.1659 in a subsequent closing to our Series D preferred stock financing, for an aggregate purchase price of $3,565,333.03.
From December 6, 2017 to January 16, 2018, we sold an aggregate of 21,391,882 shares of our Series E redeemable convertible preferred stock to 29 accredited investors at a purchase price of $11.3406 per share, for an aggregate purchase price of $242,596,777.18.

From March 22, 2019 to July 25, 2019, we sold an aggregate of 23,386,038 shares of our Series F redeemable convertible preferred stock to 32 accredited investors at a purchase price of $13.1831 per share, for an aggregate purchase price of $308,300,477.74.
On August 22, 2019, we sold an aggregate of 1,100,000 shares of our Series A redeemable convertible preferred stock to three accredited investors at a purchase price of $13.1831 per share, for an aggregate purchase price of $14,501,410.01.
From September 11, 2020 to October 8, 2020, we sold an aggregate of 21,836,687 shares of our Series G redeemable convertible preferred stock to 40 accredited investors at a purchase price of $19.9263 per share, for an aggregate purchase price of $435,124,376.36.
Issuances of Convertible Promissory Notes
From April 29, 2020 to May 6, 2020, we issued convertible promissory notes to 24 accredited investors with an aggregate principal amount of $75,000,000. All of the 2020 convertible promissory notes were converted into shares of our Series G-1 redeemable convertible preferred stock on September 11, 2020 in connection with our Series G preferred stock financing.
Issuances of Warrants
Since July 1, 2017, we have issued to two accredited investors warrants to purchase an aggregate of 20,697,595 shares of our common stock, having exercise prices ranging from $0.01 to $3.80 per share.
We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.
Item 16.
Exhibits and Financial Statement Schedules.

(1)   Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.
(2)   Financial Statement Schedules. No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
Item 17.
Undertakings.

(1)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)   The undersigned Registrant hereby undertakes that:
(A)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(B)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the Company, as currently in effect
3.2	Amended and Restated Bylaws of the Company, as currently in effect
3.3	Form of Amended and Restated Certificate of Incorporation of the Company, to be in effect upon the completion of this offering
3.4	Form of Amended and Restated Bylaws of the Company, to be in effect upon the completion of this offering
4.1*	Specimen Stock Certificate for shares of Common Stock of the Company
4.2	Amended and Restated Investors’ Rights Agreement among the Company and certain holders of its capital stock, dated as of September 11, 2020
4.3	Warrant to Purchase Shares of Common Stock, dated as of October 8, 2019, by and between Affirm, Inc. and Delta Air Lines, Inc.
4.4	Warrant to Purchase Common Stock, dated as of May 15, 2014, by and between Affirm, Inc. and Silicon Valley Bank
4.5	Warrant to Purchase Common Stock, dated as of August 5, 2015, by and between Affirm, Inc. and Silicon Valley Bank
4.6	Stock Purchase Warrant, dated as of September 1, 2020, by and between Affirm Holdings, Inc. and Shopify Inc.
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1	Form of Indemnification Agreement between the Company and its directors and officers
10.2*+	Amended and Restated 2012 Stock Plan and related form agreements
10.3*+	2020 Employee Stock Purchase Plan
10.4#*	Second Amended and Restated Loan Program Agreement, dated as of November 1, 2020, by and between Affirm, Inc. and Cross River Bank
10.5#*	Second Amended and Restated Loan Sale Agreement, dated as of November 1, 2020, by and between Affirm, Inc. and Cross River Bank
10.6#	Merchant Agreement, dated as of September 3, 2020, by and between Affirm, Inc. and Peloton Interactive, Inc.
10.7#*	Customer Installment Program Agreement, dated as of July 16, 2020, by and between Shopify Inc. and Affirm, Inc.
16.1	Letter Regarding Change in Accountants
21.1	Subsidiaries of the Company
23.1	Consent of Ernst & Young LLP, independent registered public accountants
23.2	Consent of Deloitte & Touche LLP, independent registered public accountants
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see signature page of this Registration Statement)

*
To be filed by amendment

+
Denotes management contract or compensatory plan or arrangement

#
Portions of the exhibit have been omitted as the Registrant has determined that: (i) the omitted information is not material; and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California on November 18, 2020.
AFFIRM HOLDINGS, INC.
By:	/s/ Max Levchin Max Levchin Chief Executive Officer

POWER OF ATTORNEY
The undersigned directors and officers of Affirm Holdings, Inc. hereby constitute and appoint Max Levchin and Sharda Caro del Castillo and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 18, 2020.
Signature	Capacity
/s/ Max Levchin Max Levchin	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
/s/ Michael Linford Michael Linford	Chief Financial Officer (principal financial officer)
/s/ Siphelele Jiyane Siphelele Jiyane	VP, Controller (principal accounting officer)
/s/ Jeremy Liew Jeremy Liew	Director
/s/ Christa S. Quarles Christa S. Quarles	Director
/s/ Jeremy G. Philips Jeremy G. Philips	Director
/s/ Keith Rabois Keith Rabois	Director